

Bank of Hawai'i
2023 ANNUAL REPORT

STRONGER **TOGETHER**

CONTENTS

ON THE COVER

Stronger Together: A powerful wāhine outrigger canoe team works together as one while paddling along the Kona coast of Hawai'i Island. At Bank of Hawai'i, we believe the strength of our people, with each person working to achieve a common goal, is what sets us apart. We're stronger together, and we're proud to serve our community as a team, through even the most challenging of times.



Dear Fellow Shareholders,

Bank of Hawaiʻi's role as a community bank is rooted in our ability to help families and businesses reach their goals, serve as a trusted partner in their journeys, and provide a source of strength during challenging times.

Reflecting on 2023, I am proud of the way our teammates went above and beyond to take care of the people who depend on us.

PROVIDING DISASTER RELIEF

In the summer of 2023, our communities faced two natural disasters. One of the strongest tropical typhoons on record, Typhoon Mawar, made landfall on Guam on May 24, causing extensive flooding and other damage. On August 8, the West Maui town of Lahaina was destroyed by wildfires—the worst natural disaster that Hawaiʻi has ever experienced. Thankfully, all our employees are safe. However, living and working in such closely-knit island communities means we all know someone who was directly affected. In the wake of such tragedy, our teams mobilized to help those in need, and I was moved by their selflessness to help with recovery efforts.

Although our Lahaina Branch was lost in the wildfires, our Maui employees from the neighboring Kahana and Kihei branches rallied to help our customers. You can read more detail about our efforts in this annual report, but here are some highlights:

- Caring for the mental and financial health of our employees who have been assisting customers while also coping with personal loss was a special focus during 2023. Immediate support was provided in the form of emergency loans, mental health resources, and assistance in finding temporary housing. We are providing ongoing support to address their evolving needs.

- In addition to offering essential financial services, Bank of Hawaiʻi Foundation provided nearly $160,000 in grants to local nonprofits for immediate and long-term recovery efforts.

- Our Bankoh Blue Crew volunteers assisted Hawaiʻi Community Foundation, Goodwill Hawaiʻi, and the Council for Native Hawaiian Advancement (CNHA). Nearly 150 volunteers donated 1,233 hours to help sort and store physical donations, and process monetary donations received from around the world.

OUR FINANCIAL STRENGTH

Our organization was built one relationship at a time over a 125-year history, and we are appreciative of the trust that our customers place in Bank of Hawaiʻi. While the period of regional banking volatility that began in March 2023 created national uncertainty, the events had minimal impact on the Hawaiʻi marketplace. However, during a time of heightened national scrutiny of banks, it was important for us to proactively reach out to customers and business clients to reassure them of our strength and value, answer any questions, and articulate what makes us different. Our local customers were grateful for the courtesy calls and remain confident in our ability as trusted advisors.

Given the backdrop of 2023, Bank of Hawaiʻi ended the year with a solid financial performance, which reflected our well-diversified, well-tenured, and stable deposit base; ample liquidity; and strong credit profile. Diluted earnings per common share for 2023 were $4.14, compared with

$5.48 for 2022. Net income for 2023 was $171.2 million, down 24.2% from the previous year. Overall, expenses were well-managed. Our fourth-quarter results were impacted by an industrywide, one-time special assessment from the FDIC to all banks with uninsured deposits over $5 billion to recover their losses from the year.

Total deposits ended the year at $21.1 billion, an increase of 2.1% from 2022, driven by growth in core relationship deposits. The tenure of those relationships is the result of decades of connecting with our customers—53% of our deposits have a tenure of 20 years or more, and 75% are at 10 years or more.

In addition, we experienced quality core market loan growth and continue to grow capital above the regulatory minimum.

HAWAI‘I’S ECONOMY REMAINS RESILIENT

While Maui’s recovery will take time, Hawai‘i’s economy proved to be resilient in 2023. The Maui visitor industry is rebounding faster than anticipated, and visitors to the rest of the state reached record levels.

After four months of decreases in visitor arrivals and spending after the wildfires, December data from the Dept. of Business, Economic Development and Tourism (DBEDT) showed growth in visitor arrivals. A total of 9.64 million visitors arrived in the state in 2023, a 4.4% increase from 9.23 million visitors in 2022. In 2023, total visitor spending rose to $20.78 billion, compared to $19.70 billion (+5.5%) in 2022 and $17.72 billion (+17.3%) of pre-pandemic spending in 2019.

According to DBEDT, Hawai‘i’s unemployment rate was 2.9% in December 2023 compared to 3.7% at the end of 2022. Nationally, the rate was 3.5%. Historically, the jobless rate in Hawai‘i reached a record high of 22.40% in April 2020, and a record low of 1.90% in September 2017. Hawai‘i’s employment market remains competitive because many workers who left the labor force during the start of the pandemic still have not returned.

Home prices in Hawai‘i’s housing market began to decrease in 2023 on O‘ahu and Kaua‘i, and the number of sales slowed due to lack of inventory and higher mortgage rates. In 2023, the median price of single-family homes decreased by 6.0% to $1,034,500 on O‘ahu, and 2.5% to $1,150,000 on Kaua‘i. The median price increased by 2.0% to $510,000 on Hawai‘i Island, and 8.4% to $1,200,000 on Maui. The sales of single family homes statewide decreased 27.2% from 2022 to 7,590.

The median price of condos increased in 2023 except on O‘ahu, and the number of sales has slowed statewide. The median price of condos increased by 7.1% to $830,000 on Maui, 1.8% to $725,000 on Kaua‘i, and 1.8% to $580,404 on Hawai‘i Island. The median price remained flat at $510,000 on O‘ahu. The sales of condos statewide decreased 29.1% from 2022 to 6,442.

HELPING EMPLOYEES THRIVE

Our people continue to be our greatest strength. They work hard every day to provide exceptional experiences for our customers, community, and one another while Bank of Hawai‘i works to improve benefits and provide other support to enhance their well-being and advance professional development.

We were excited to introduce a new parental leave benefit that gives paid time off for employees to bond with

2023 RECOGNITION

NEWSWEEK NAMED BANK OF HAWAI‘I:

One of the **“World’s Most Trustworthy Companies,”** ranking us No. 24 in the banking industry worldwide. Among a list of 1,000 companies spanning 21 countries and 23 industries, Bank of Hawai‘i stands out as the sole representative from Hawai‘i’s banking sector.

One of the **“Most Trustworthy Companies in America”** for the second year in a row. We ranked No. 4 nationwide in the banking industry category. Bank of Hawai‘i is the only Hawai‘i business to be recognized out of 700 companies across 23 industries.

NAMED “BEST BANK” BY READERS



- **Honolulu Star-Advertiser** 13th straight year
- **Hawaii Tribune-Herald** 8th straight year
- **West Hawaii Today** 4th straight year

TOP 3 Finalist in the inaugural National Customer Obsessed Enterprise Award from global research firm Forrester

their child during the first 12 months following birth, adoption, or foster care placement.

We also increased our focus on mental health awareness in 2023 and encouraged employees to access confidential counseling services and other programs to address self-care and stress management.

The Bank of Hawai'i Foundation Scholarship honored its scholars in 2023, the 10th year that employees' children and grandchildren received this scholarship for higher education. Since its inception in 2014, the BOHF Scholarship has provided $960,750 to fund 275 scholarships.

In July we launched a podcast for our employees. I'm pleased to host "The Exchange" alongside Director of Culture and Employee Experience, Shauna Pantohan. The podcast shares and celebrates employee stories, important bank initiatives, and more. It allows us to connect with employees across the organization who are invited to listen at their convenience from their desk or on a mobile device.

CARING FOR OUR CUSTOMERS

Building lasting relationships has always been a key to our long-term success. Our goal is to exceed customers' expectations by understanding their needs and providing them with convenient, personalized services and products.

In 2023, we celebrated our lifetime customers by personally thanking them for their loyalty and expressing how honored we are to be part of their lives. We delivered orchid plants to more than 90 customers who have held consumer accounts with Bank of Hawai'i for 70 years or more. I was

honored to surprise one of these customers, Lucile Smith Mistysyn, by presenting an orchid plant to her at her 103rd birthday celebration. It was a privilege to meet her.



At the 103rd birthday celebration for Lucile Smith Mistysyn, Bank of Hawai'i thanked her for being one of more than 90 lifetime customers who have trusted us with their financial needs for over 70 years.

OUR SUPPORT FOR OUR COMMUNITY

Every community faces unique challenges, and taking a long-term approach to caring for our island home is part of who we are at Bank of Hawai'i.

Total overall giving for 2023 from Bank of Hawai'i, Bank of Hawai'i Foundation, and our employees reached $3 million.

Sixty local nonprofits received grants from Bank of Hawai'i Foundation totaling more than $1.6 million this year. This includes multiple donations for immediate recovery efforts, plus additional support to nonprofits that are delivering ongoing help to communities impacted by Typhoon Mawar and the wildfires.

Each year, employees join to raise funds for the community through our annual Live Kōkua Giving Campaign. This year, we raised $603,134 to

support a selection of Aloha United Way's (AUW) 300 partner nonprofits including those that are providing relief to communities affected by recent natural disasters. Since the giving campaign began in 2010, employees have raised more than $8.2 million for local nonprofits in Hawai'i and the West Pacific.

DIVERSITY, EQUITY, INCLUSION AND BELONGING

Because our business, our customers, and our community all benefit from the diverse talents and backgrounds of our teammates, we are committed to promoting inclusivity in our workplace. Sharing specialized interests with our Employee Resource Groups (ERG) offers employees ways to connect through fellowship, community service and career development opportunities.

The ERG activities always receive enthusiastic participation across the bank, and in 2023 included notable new events such as Nā 'Ōiwi Aloha's panel discussion featuring guests who shared perspectives on what it means to be Native Hawaiian. Our Blue Brigade encouraged open dialogue about mental health for military service people and their families through a series of hosted discussions. The Women Inspired ERG held an engaging workshop on career development, financial education, and work-life balance. And, in what has become a signature event, Bank of Hawai'i teammates joined the RainBOH ERG to celebrate diversity and acceptance for all at the annual Honolulu Pride Parade & Festival.

WELCOME AND CONGRATULATIONS

In May, we welcomed new Board Director Suzanne Vares-Lum, who also serves on our Nominating & Corporate Governance Committee and Fiduciary & Investment Management Committee. She is the first Native Hawaiian woman to become a U.S. Army major general. Now retired from the Army, She has been president of the East-West Center in Honolulu since January 2022, where she promotes understanding and relationships among the U.S., Asia and the Pacific. We are honored to have her exceptional experience help guide us.

Also in May, we welcomed S. Bradley Shairson as vice chair and deputy chief risk officer, where he is responsible for ensuring our enterprise risk framework supports our strategies and operations. Brad oversees Enterprise Risk Management and Operational Risk, Corporate Compliance, Market and Model Risk, Fiduciary Risk, and Consumer Collections and Recovery. With more than 28 years of experience, Brad has a proven track record of leveraging cross-functional teams to strengthen a company's risk.

This past fall, we announced two promotions within our Executive Committee. Patrick McGuirk, who joined us in November 2020, was promoted to vice chair and chief administrative officer. In his expanded role, he now oversees Legal, Legal & Custody, Corporate Secretary, Corporate Insurance Services, Corporate Security, Corporate Real Estate & Facilities, Corporate Communications, Enterprise Strategic Sourcing and Investor Relations.

Additionally, Vice Chair Matthew Emerson was announced as our new Chief Strategy Officer. Matt has been instrumental to leading bank initiatives since he joined us in 2010. He has a keen understanding of our key businesses, the journey we are on as an organization, and the collaborative skills to lead our strategic efforts.

MAHALO AND FAREWELL

I would also like to extend a heartfelt mahalo to five individuals whose impact and contributions will be missed at Bank of Hawai'i as they begin their much-deserved retirements in 2024. This includes three valued members of our board, Barbara Tanabe, Haunani Apoliona and Mark Burak, who will retire at our annual shareholders meeting in April.

When Barbara and Haunani were elected to the Bank of Hawai'i board in 1994, they made history as the first women of color to serve on our Board of Directors. In the 30 years since, their vast experiences have been powerful voices pivotal to shaping our organization. With more than three decades in public affairs, crisis management and journalism, Barbara's knowledge has been invaluable. She served on the Human Resources and Compensation Committee, the Nominating and Corporate Governance Committee and was a member of the Audit and Risk Committee. Haunani spent more than 40 years as a leading agent for change on behalf of Native Hawaiians, and her trusted insight brought an important perspective to our board and as a member of the Nominating and Corporate Governance Committee. Mark Burak joined our board in 2009, bringing a wealth of experience in finance and strategic planning, including previously serving as a consultant who helped formulate our long-term strategy and business performance evaluation process. During his 15 years on the board, he served as chair of the Audit and Risk Committee and was a member of the Nominating and Corporate Governance Committee.

We also bid aloha to two members of our Executive Committee in March 2024, Mary Sellers and Sharon Crofts. Both have been strong voices on our management team for decades, and their unwavering dedication and legacy will be felt for years to come. Mary joined the bank in 1987 and has served as vice chair and Chief Risk Officer since 2005, and we attribute much of our conservative approach to managing risk and credit to Mary's support throughout the years. Sharon has been equally influential since joining our organization in 1999; she has served in her current position as vice chair of Client Solutions Group since 2008. With overseeing Information Technology, Operations, Digital Channels, Bankoh Care Team and Business Continuity, Sharon has successfully helped propel innovative solutions forward and implement operational efficiencies, especially through rapidly changing times.

I wish the best of luck to these dear colleagues and friends in their retirements.

IN CLOSING

We will continue to show the strength, agility and resilience that distinguished our bank this past year as we work together for the long-term success of our customers, employees, shareholders and community. Alone we can do a lot, but together we can do so much more.

Mahalo nui loa,

PETER S. HO
Chairman, President and CEO

2023 FINANCIAL SUMMARY

BANK OF HAWAI'I CORPORATION AND SUBSIDIARIES (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

FOR THE YEAR ENDED DECEMBER 31		2023		2022
Earnings Highlights and Performance Ratios				
Net Income	$	171,202	$	225,804
Basic Earnings Per Common Share		4.16		5.50
Diluted Earnings Per Common Share		4.14		5.48
Dividends Declared Per Common Share		2.80		2.80
Net Income to Average Total Assets (ROA)		0.71%		0.98%
Net Income to Average Shareholders' Equity (ROE)		12.63%		16.10%
Net Income to Average Common Equity (ROCE)		13.89%		17.83%
Net Interest Margin [1]		2.24%		2.50%
Efficiency Ratio [2]		64.95%		59.49%
Market Price Per Share of Common Stock:				
Closing	$	72.46	$	77.56
High		81.73		92.38
Low		30.83		70.15

AS OF DECEMBER 31		2023		2022
Statements of Condition Highlights and Performance Ratios				
Loans and Leases	$	13,965,026	$	13,646,420
Total Assets		23,733,296		23,606,877
Total Deposits		21,055,045		20,615,696
Other Debt		560,190		410,294
Total Shareholders' Equity		1,414,242		1,316,995
Book Value Per Common Share	$	31.05	$	28.54
Allowance to Loans and Leases Outstanding		1.05%		1.06%
Full-Time Equivalent Employees		1,899		2,076
Branches and Offices		51		51

FOR THE QUARTER ENDED DECEMBER 31		2023		2022
Earnings Highlights and Performance Ratios				
Net Income	$	30,396	$	61,307
Basic Earnings Per Common Share		0.72		1.51
Diluted Earnings Per Common Share		0.72		1.50
Net Income to Average Total Assets (ROA)		0.51%		1.05%
Net Income to Average Shareholders' Equity (ROE)		8.86%		18.91%
Net Income to Average Common Equity (ROCE)		9.55%		21.28%
Net Interest Margin [1]		2.13%		2.60%
Efficiency Ratio [2]		73.36%		56.46%

[1] Net interest margin is defined as net interest income, on a taxable-equivalent basis, as a percentage of average earning assets.

[2] Efficiency ratio is defined as noninterest expense divided by total revenue (net interest income and total noninterest income).

YEAR IN REVIEW

Caring for Our Customers

Caring for our customers is at the heart of all we do. Our goal is to exceed expectations by understanding customers' needs and providing them with convenient, personalized services and products that fit their lifestyles and long-term goals.



CUSTOMER EXPERIENCE

A deep understanding of our customers' experiences with the bank allows us to better personalize our products and interactions.

According to more than 20,000 customer surveys in 2023 across multiple customer touchpoints (branches, website, online banking, mobile and Customer Service Center), our brand experience scores continued to increase. Feedback from customers indicates we are continually delivering experiences that make them feel we know and value them. And the addition of branch concierges in certain communities has been well-received, improving customer wait times.

OUR RESPONSE TO NATURAL DISASTERS

When the Maui wildfires ravaged historic Lahaina on Aug. 8, our priority was the well-being of our Maui employees. Thankfully, all our Maui teammates were safe, and their care and concern for one another and the community has been inspiring. While our Lahaina Branch on Papalaua Street was among the many structures lost in the fires, our employees selflessly committed themselves to supporting our longtime customers from other branch locations. Our service to West Maui continues to be available through our Kahana and Kihei branches, and construction is underway on a new Lahaina Branch at a nearby location.

To assist customers in their recovery from the wildfires and from Typhoon Mawar on Guam, Bank of Hawai‘i offered special financial assistance programs to provide immediate relief. These included loan forbearances for up to 6 months for residential mortgages, and home equity loans and home equity lines for local homeowners. Loan extensions for up to 3 months were made available for personal installment loans and indirect auto loans. After these grace periods expired, Bank of Hawai‘i continued working with customers on an individual basis.

Free Greenlight® Subscription Helps Teach Kids Financial Literacy

In October, Bank of Hawaiʻi announced its latest method to teach the next generation about responsible money management as part of its commitment to the community's long-term financial health. A collaboration with Greenlight Financial Technology gives our customers free access to Greenlight's award-winning family finance app. The app lets parents send money to their kids instantly, automate allowance payments, manage chores, set flexible spending controls, get real-time notifications on transactions, and more.



Improving Operational Excellence

Bank of Hawaiʻi strives to increase efficiencies in the way we work while also improving customer experiences. We are growing this practice throughout the organization using data analysis, technology, and end-to-end process reengineering that looks at every interaction from the point of view of the people involved.

One example is the 2023 launch of our One-time Payment option from our boh.com website. Customers can now easily make online payments from any bank directly to their Bank of Hawaiʻi loans or accounts without having to log in. This includes mortgages, auto loans or leases, personal loans, small business or commercial loans and more. Since its launch in January 2023, more than 39,200 one-time transactions have been processed resulting in more than $28.5 million in payments.

DIGITAL GROWTH

Year-over-year monthly activity for our online and mobile banking services continues to grow as customers shift to digital banking as part of their daily lives. Two of the most popular digital features are Zelle and Digital Wallet.

ZELLE

This app allows customers to send money directly from their bank accounts to someone else quickly and securely.

DIGITAL WALLET

Many customers now use their smartphone as a digital wallet to make contactless purchases by linking their Bank of Hawaiʻi debit card.

25%
CUSTOMERS WHO ARE ENROLLED IN ZELLE

42%
2022 TO 2023 GROWTH IN PAYMENT VOLUME WITH ZELLE

$400 MILLION
AMOUNT IN FUNDS MOVED THROUGH ZELLE

BANK BY APPOINTMENT

Bank by Appointment remains a popular way for customers to schedule a meeting online for specialized in-person or virtual banking. In addition to regular walk-in appointments, nearly 54,600 appointments were scheduled using Bank by Appointment, with an average of 4,550 scheduled each month.



54,600
ONLINE APPOINTMENTS SCHEDULED

TOP 5 TYPES OF APPOINTMENTS

▸ Checking account
▸ Account changes
▸ Notary services
▸ Personal loans
▸ Wire transfers



OUR BRANCH OF TOMORROW NETWORK

A groundbreaking celebration in Tamuning, Guam was held in August for our new West Pacific Regional Headquarters. The 18,364 sq. ft. facility will include a 5,147 sq. ft. Branch of Tomorrow, with energy-saving features such as multi-zone air conditioning, light sensors to reduce energy consumption, and interior and exterior finishes using recycled materials. It will also have its own backup generator, allowing the building to resume operations as quickly as possible in case of power outages.

BANK OF HAWAI'I BRANCHES AND ATMS

AS OF DEC. 31, 2023

	BRANCHES & IN-STORE BRANCHES	ATMS
State of Hawai'i	**47**	**271**
O'ahu	25	183
Hawai'i Island	8	40
Maui	8	26
Kaua'i	4	20
Lāna'i	1	1
Moloka'i	1	1
West Pacific	**4**	**42**
Guam	2	30
CNMI/Saipan	1	8
Palau	1	4
Total	**51**	**313**

HAWAI'I'S MORTGAGE AND HOME EQUITY LENDING LEADER

Bank of Hawai'i partners with developers to create solutions to Hawai'i's ongoing housing shortage, while our residential loan officers help homebuyers become homeowners. Since 2007, when we introduced the HUD 184A Native Hawaiian Housing Loan Guarantee Program, we continue to be the only Hawai'i-based lender providing Department of Hawaiian Home Lands (DHHL) loans.

Our SimpliFi Mortgage offers convenient online tools while our residential loan officers call upon their wealth of experience to provide sound advice to potential homebuyers and existing homeowners. We are honored when people in our community choose us to help guide them through homeownership, home improvement, and refinancing.

Bank of Hawai'i has always been committed to investing in new solutions to the affordable housing shortage, and we work closely with private developers and state housing agencies to help the housing needs of lower-income households.



AFFORDABLE HOUSING PROJECTS ACROSS THE ISLANDS

In 2023, 1,360 affordable housing units started construction due in part to Bank of Hawai'i, and over 800 more are in the pipeline.

The following housing developments broke ground in 2023:

Kaloko Heights, Kailua-Kona, Hawaiʻi Island

Kaloko Heights will provide 42 two-bedroom and 58 three-bedroom affordable units in garden-style buildings with solar water heating. Sponsored by the Hawaiʻi Island Community Development Corporation and designed for families earning 30–60% of the area median income (AMI), this project will also set aside five units for families experiencing homelessness, at risk of becoming homeless, or transitioning out of an emergency shelter or a transitional housing program. Bank of Hawaiʻi is supporting the project with a $27 million construction loan, nearly $4 million in permanent lending and over $9.7 million in equity. Construction is expected to be completed by the end of 2024.

Parkway Village, Kapolei, Oʻahu

Parkway Village is a two-phase, first-of-its-kind mixed-use project that will feature a total of 405 affordable rental units and two on-site preschools. The project is an innovative effort to address both housing and early education needs in Kapolei and is a result of a partnership between the Kobayashi Group and the Āhē Group. Bank of Hawaiʻi is supporting the project through $42 million in construction lending and over $36 million in permanent lending. Rental units from studios to four-bedroom apartments will be available for people earning 30–60% of the AMI. The development spans 10 acres of land owned by the City & County of Honolulu. The first residents are expected to move in by the end of 2024.



Hālawa View II, Hālawa, Oʻahu

Hālawa View II is an 18-story affordable housing project with 302 units for families earning 30–60% of the AMI. Five units will be set aside for the chronically homeless or those referred by U.S. VETS. The high-rise is being developed by Pacific Development Group along with the Hunt Companies. Bank of Hawaiʻi is supporting the project with over $40 million in construction lending and over $24 million in permanent lending. The new building is being constructed within walking distance of the new Skyline rail transit system and will feature a mix of studios, one-, two-, and four-bedroom units. The building will include energy-efficient fixtures in each unit, along with electric vehicle charging stations, low-flow plumbing and xeriscaping that requires minimal water. Hālawa View II is scheduled to be completed in 2025.

#1

RESIDENTIAL REAL ESTATE

In 2023, Bank of Hawaiʻi was the No. 1 local bank in mortgage loans.

HELPING SMALL BUSINESSES SUCCEED

In 2023, we extended our association with Mana Up, a local accelerator and venture fund, to help them in their mission to grow Hawaiʻi-based products globally. We co-created a mentorship program that paired Bank of Hawaiʻi executive mentors with nine Mana Up entrepreneurs to help them move to their next level. In the spring, we celebrated the successful completion of the first cohort. We continue to mentor a new cohort of entrepreneurs and have created a co-marketing program with Mana Up's small businesses.



Our first group of local entrepreneurs selected to participate in the Bank of Hawaiʻi mentorship with Mana Up celebrated the completion of the program at the Mana Up headquarters in April.



OUR COMMUNITY

Standing Strong to Help Others

In our unique island community, Bank of Hawai‘i has a long history of supporting philanthropic causes. In times of crisis, we quickly mobilize to provide necessary services and support for our many nonprofit partners.

$3 MILLION

Total amount given by Bank of Hawai‘i, its Foundation, bank employees and retirees to the community in 2023.



LiveKōkua

United Way
Aloha United Way
GIVE. SERVE. VOLU

DISASTER RELIEF AND RECOVERY

In 2023, our community faced grave challenges from natural disasters. On May 24, Typhoon Mawar made landfall on Guam. One of the strongest tropical cyclones on record in the Northern Hemisphere, Mawar flooded thousands of homes across the island, downed trees and disrupted basic services for weeks.

On August 8, wildfires on Maui resulted in the worst disaster Hawai'i has ever experienced, with a tragic loss of lives, homes, and livelihoods.

In addition to providing essential financial services, such as ATM surcharge waivers, loan forbearances and extensions, Bank of Hawai'i Foundation made donations to aid recovery efforts and will continue to provide long-term support to nonprofits.

KŌKUA FOR MAUI

Bankoh Blue Crew volunteers provided hands-on support to Hawai'i Community Foundation, Goodwill Hawaii, and the Council for Native Hawaiian Advancement (CNHA) for victims of the Maui wildfires. More than 190 volunteers gave 1,357 hours to sort through donated goods on O'ahu and Maui, as well as assist with sorting mailed donations, providing data entry and responding to messages left by donors.

HIGHLIGHTS IN GIVING

$100,000
Donated to **Hawai'i Community Foundation's Maui Strong Fund**, which is providing financial resources to support the immediate and long-term recovery needs in response to the Maui wildfires.

$35,000
Donated to **Lahainaluna High School Athletics' "Luna Strong Campaign"** to support student-athletes affected by the Maui wildfires.

$5,000
Donated to **Legacy of Aloha Foundation** to provide hundreds of meals to West Maui families.

$5,000
Donated to **Maui Family Support Services** to go directly to families in Lahaina who lost loved ones and/or their homes.

$498,800
Amount collected by Dec. 31, 2023 for the **Hawaii Bankers Association's "Aloha for Maui" campaign**. Branches were collection points for monetary donations from the public, and all funds went toward HCF's Maui Strong Fund.

$30,000
Donated to the **American Red Cross Pacific Islands Region** for Typhoon Mawar relief efforts on Guam.

$5,000
Donated to the **Makai Foundation**, a partnership of local families, businesses and leaders focused on rebuilding efforts in Maui County.

$2,500
Raised for the **Living Pono Project** to support a toy drive for keiki in Lahaina and Kula who were affected by the Maui wildfires.

Opposite page clockwise from top: The Bankoh Blue Crew volunteered at Ka Papa Lo'i 'o Kānewai; Employees supported the launch of the 2023 Aloha United Way Campaign in downtown Honolulu; A community service event organized by our Native Hawaiian ERG, Nā 'Ōiwi Aloha, helped hundreds of houseless individuals in Leeward O'ahu.

ONE ʻOHANA THROUGH LIVE KŌKUA

Bank of Hawaiʻi employees have always been generous with their time in support of the community. Established in 2006, our Live Kōkua Volunteer Program with our Bankoh Blue Crew volunteers are easily recognized by their blue T-shirts at a variety of community service projects.

2023 Live Kōkua Giving Campaign

With a theme of #ComeTogetherForCommunity, the 2023 Live Kōkua Giving Campaign raised $603,134 to support a host of Aloha United Way's 300 partner nonprofits, including those that provide relief to communities affected by the natural disasters on Maui, Hawaiʻi Island and Guam. The campaign ran from September 12 through October 20.

$603,134

Amount raised by the **2023 Live Kōkua Giving Campaign**

$8.2 MILLION



Total dollars raised by the **Live Kōkua Giving Campaign** since 2010 for local nonprofits

LIVE KŌKUA VOLUNTEER PROGRAM HIGHLIGHTS



Employees Paula Lewis and Vergie Navarro–Phan, along with Vergie's daughter Anisa Phan, helped sort items at Goodwill Goes GLAM!

Hawaiʻi Foodbank

Our Bankoh Blue Crew helped pack over 800 healthy food boxes for low-income senior citizens. This included assembling 2,300 packages to place the food in and preparing pallets of boxes for delivery.

Goodwill Hawaii

In addition to sorting donations for Goodwill Goes GLAM!, the nonprofit's signature fundraiser, 12 bank volunteers received IRS certification and provided free tax return preparation services to low-income taxpayers as part of the Volunteer Income Tax Assistance program at local Goodwill locations.

16th Annual Community Service Day

Roughly 200 volunteers spent a day working at Ka Papa Loʻi ʻo Kānewai, a community kalo (taro) patch at the University of Hawaiʻi at Mānoa. They cleared the stream of debris, worked in the loʻi and learned about the history and cultural significance of the area.

Leʻahi Millennium Peace Garden

21 of our summer interns trimmed shrubs, removed invasive species and cleaned the entrance of Leʻahi (Diamond Head) State Monument on the outskirts of Waikīkī.

Aloha United Way Campaign

Our Bankoh Blue Crew waved signs in downtown Honolulu to raise awareness of the nonprofit's mission to advance the health, education and financial stability of our community. Bank of Hawaiʻi is a longtime supporter of AUW, including funding the ALICE Initiative dedicated to helping a cohort of nonprofits that support working individuals and families, as well as funding the ALICE Report, which explores the challenges of Hawaiʻi's working individuals who cannot afford basic necessities to remain stable and self-sufficient.

BANK OF HAWAIʻI FOUNDATION

Nonprofit Partnerships at a Glance

Bank of Hawaiʻi Foundation supports the vision and services of hundreds of nonprofits in our community through grants and volunteer hours each year. These are some of the organizations that received funding in 2023.

$1.6 MILLION+

Total dollars in **grants for 60 local nonprofits in 2023**

$200,000

PUʻUHONUA O WAIʻANAE

For the ongoing construction of the Puʻuhonua O Waiʻanae Village, which will enable people currently unhoused to move into sheltered homes on 20 acres in Waiʻanae Valley.

$100,000

STRAUB BURN CENTER

For the only burn center in the Hawaiʻi and Pacific Region.

WAIʻANAE COAST COMPREHENSIVE CENTER

For the modernization of its dental health center to provide expanded services to keiki and kūpuna in West Oʻahu.

$50,000

AMERICAN HEART ASSOCIATION HAWAIʻI

For the Adopt-a-Clinic (Wahiawa Health Center) and to support the 2023 Hawaiʻi Heart Walk.

$30,000

GOODWILL GOES GLAM!

Continued support as the presenting sponsor of Goodwill Hawaii's annual fundraiser to help people with employment barriers develop skills and find jobs.

$25,000

AMERICAN RED CROSS

For the Home Fire campaign, which helps to save lives with the installation of alarms that prevent fire-related deaths and injuries.

TEACH FOR AMERICA HAWAIʻI

To support programming that provides educational excellence for Hawaiʻi's children.

$15,000

PRINCE LOT HULA FESTIVAL

Toward sponsorship of the 46th annual celebration of Hawaiian dance and culture featuring premier hula halau from throughout the islands.

COMMUNITY REINVESTMENT ACT/ 2023 FINANCIAL EDUCATION

Some of our activities that qualify for CRA designation include teaching financial literacy in schools and partnering with various organizations to support small businesses, create affordable housing and well-paying jobs, address homelessness, and improve healthcare.



Our Blue Crew and Bank of Hawaiʻi SimpliFi Athletes hosted SmartMoney Lesson Day at Princess Ruth Keʻelikōlani Middle School during Financial Literacy Month.

FINANCIAL EDUCATION

Junior Achievement U.S. President's Volunteer Service Award

Bank of Hawaiʻi was honored in June 2023 with a bronze level U.S. President's Volunteer Service Award at the Junior Achievement Volunteer Summit in Washington, D.C. The award recognized organizations that contributed at least 1,000 JA volunteer service hours during the 2021–22 school year. With 1,081 volunteer hours, Bank of Hawaiʻi was the only Hawaiʻi-based company to earn the distinction.

Financial Literacy Lessons at Public Schools

Since 2009, Bank of Hawaiʻi has provided financial education to public schools across Hawaiʻi and the West Pacific region. In April, which is Financial Literacy Month, 17 University of Hawaiʻi athletes joined 52 Bank of Hawaiʻi employees on SmartMoney Lesson Day to teach the importance of saving to all students at Princess Ruth Keʻelikōlani Middle School.

In April, May and October, Bank of Hawaiʻi volunteers also taught financial education to students in other schools, focusing on age-appropriate lessons about budgeting, saving, investing and the difference between "needs" and "wants."

Supporting a Renaissance at Princess Ruth Keʻelikōlani Middle School

Bank of Hawaiʻi has a special relationship with this Title 1 school in downtown Honolulu that extends beyond ongoing financial literacy lessons.

We collaborated with several community organizations to create the Princess Ruth Keʻelikōlani School Renaissance Foundation, which rewards students for good academic performance, sportsmanship and community service. The goal of the foundation is to inspire students to excel in ways that will empower them in the future. The 2022–23 school year was the start of this renaissance program with 65 students recognized at an awards ceremony.



Kaydi Dakujaku and Brandy Okuda shared an engaging lesson with students about budgeting and saving.

Empowering Young People Impacted By Foster Care

Bank of Hawai'i is proud to be a supporter of EPIC 'Ohana's HI H.O.P.E.S. Initiative since its inception in 2010. The program works to ensure that Hawai'i's young people who've experienced foster care have the resources and opportunities they need to succeed in life.

Since the start of HI H.O.P.E.S., 1,036 individual savings accounts were opened that provide matching funds for large purchases such as housing, education and vehicles. The accounts have been used to make qualified purchases totaling $1.52 million to date.

MOST COMMON PURCHASES ON O'AHU

33% EDUCATION

29% VEHICLES

MOST COMMON PURCHASES ON NEIGHBOR ISLANDS

43% VEHICLES

24% HOUSING

SUPPORTING SAIPAN'S SMALL BUSINESSES

Bank of Hawai'i Foundation supports greater economic stability in Saipan through its annual I Kinometi Para I Kumunidåt I Islå-ta Small Business Revitalization and Development grants. Since the program began in 2012, $275,000 has been awarded to 55 small businesses.



This year's selected small business owners received their awards at a special presentation held at Northern Marianas College.

In 2023, five small business were awarded **$5,000** each:

El Bishu

A confectionery company owned by a Chamorro woman built a test kitchen to expand product offerings.

Kumoi Farms

A pig farm that provides quality pork products and hosts farm tours for school children used its funds for hands-on learning activities to attract more student participation.

STEMify CNMI Robotics & Automation

The region's only robotics and automation training center for youth provided scholarships to the first 100 students enrolled in its after-school STEM Robotics-On-Wheels program.

Tasi to Table

A nonprofit that teaches youth about sustainable fishing practices, environmental protection and water safety purchased fishing rods and reels for program participants.

Tupu Cane Juice

A small business that makes natural, cold-pressed sugarcane juice upgraded equipment to keep up with growing demand.

OUR EMPLOYEES

Empowering Our People

2023 challenged our teammates in many ways. Through it all, providing them the support and resources needed to thrive remained Bank of Hawai'i's top priority. Our intention is to ensure our organization remains a place where everyone's voice matters, and our teammates can deliver lasting benefits to customers and the community.

275

College scholarships awarded to children and grandchildren of Bank of Hawai'i employees.





EMPLOYEE BENEFITS AND RECOGNITION

New Paid Parental Leave

In 2023, Bank of Hawaiʻi introduced a new paid parental leave benefit that gives paid time off for employees to care for and bond with their child during the first 12 months following birth, adoption or foster care placement.

Employee Assistance Loan Program

Bank of Hawaiʻi offered a new personal loan option to employees. Loan amounts range from $1,000 to $10,000 over a 36-month repayment term and offer a discounted interest rate with the loan fee waived. This program was especially helpful to teammates and their families affected by the Maui wildfires.

Celebrating Employee Accomplishments

We demonstrate our appreciation for our employees through several recognition and engagement programs:

SHINE!, an app launched in 2022, encourages employees to give shout-outs to colleagues, send birthday wishes, or acknowledge an anniversary. The app now averages 1,600 monthly visits.

Our quarterly Bankoh's Best Award provides employees the opportunity to nominate their teammates for contributions that go above and beyond what is expected.



Employees across the bank, including at Hale o Kapolei, wore green on May 19 in support of Mental Health Awareness Month.

Our annual Chairman's Circle Award recognizes stellar colleagues and contributors who exemplify our core values and whose body of work positively impacts the advancement of strategic initiatives, customer desires, and/or community interests.

KEEPING EMPLOYEES ENGAGED

Staying connected with employees is more challenging in a post-pandemic environment. We rely on different methods to keep everyone connected, up-to-date, and informed.

Launch of Company Podcast

In July 2023, we launched an employee podcast, hosted by CEO Peter Ho and Director of Culture and Employee Experience Shauna Pantohan, that features meaningful conversations with employees about some of the latest happenings around the bank. For example, one heartfelt episode revealed personal stories from our Maui employees who were directly impacted by the wildfires and shared the bank's response and many resources. The podcasts are well received, and employees are able to submit topic ideas, story suggestions and questions.

Ongoing Employee Feedback

We introduced Employee Experience (EX) panels in April 2023, bringing teammates from different areas of the bank together to discuss their views and provide feedback on work issues and topics that affect employees' daily work lives. These EX panels—in addition to our biannual employee surveys—are safe spaces for collaboration and innovative thinking.

Special Focus on Mental Health

While Bank of Hawaiʻi has always recognized the importance of supporting mental health awareness, 2023 was the first year we provided a variety of activities and educational

Opposite page clockwise from top: Linda Yoshimoto received her diploma in May, paid by the bank's College Assistance Program; Bank of Hawaiʻi employees came together to help restore the Heʻeia Fishpond on Oʻahu; More than 150 employees and ʻohana walked in the Honolulu Pride Parade & Festival in Waikīkī.

sessions for Mental Health Awareness Month in May. Most activities were accessible online and included informative sessions with health providers, guided meditations, and yoga. Our Blue Brigade and Women Inspired employee resource groups provided additional activities to relieve stress, with a focus on mental health and self-care. Based on positive employee feedback, we continued the focus on mental health throughout the year with regular lunch-and-learn sessions hosted by the Blue Brigade.

100% FREE COLLEGE TUITION

In May, four employees earned their bachelor's degrees from Chaminade University of Honolulu thanks to the Bank of Hawai'i College Assistance Program. It pays 100% full tuition toward an associate or bachelor's degree from Chaminade or the University of Hawai'i's Community Colleges. To date, 21 employees have earned degrees.

Starting in 2023, employees can now enroll at any time of the year instead of the traditional academic semester timeframes.

The Next Generation

The Bank of Hawai'i Foundation Scholarship program marked its 10th class of scholars in 2023. Since its inception, it has provided $960,750 to fund 275 scholarships to help with the cost of higher education for the children and grandchildren of Bank of Hawai'i employees.

EMPLOYEE DEVELOPMENT PROGRAMS

We provide a variety of programs to hone employees' skills, advance their careers and expand their connections within the business community.

SUMMER INTERN PROGRAM
June 12–August 4
33 Summer interns spent 8 weeks in 21 departments.

PATHWAYS TO PROFESSIONAL EXCELLENCE
July 10–December 6
37 employees, representing 9 business units, were nominated by their managers and selected to take part in this highly regarded leadership program.

CUSTOMER EXPERIENCE ADVOCATES
January 19–December 31
48 employees, representing 95% of departments, completed specialized training from a global research and advisory firm to receive certification as CX advocates for improving customer experience, employee experience and operational excellence.

MOVERS AND SHAKAS
April 15–May 18 (Spring) and September 30–November 2 (Fall)
2 participants from Hawai'i businesses built relationships through cultural education, community service, and networking opportunities to strengthen their understanding of Hawai'i.

COLLEGE MENTORSHIP PROGRAM
March 6–April 17 (Spring) and October 2–November 13 (Fall)
21 students from Chaminade University, Hawai'i Pacific University, and UH Shidler College of Business student clubs (Business Executive Society of Tomorrow, Financial Management Association, and Information Technology Management Association) gained insights into corporate work environments, the financial industry, and Bank of Hawai'i while receiving assistance with professional development.



NEW BRANCH BANKING UNIFORMS UNVEILED

Light and comfortable new uniforms were custom designed by our Brand Team and fashioned by Tori Richard. They feature the Bank of Hawai'i petals, used in many of our brand designs, which represent our spirit and strength as we move forward, stronger together.

EMPLOYEE RESOURCE GROUPS TAKE THE LEAD

Our Employee Resource Groups offer employees ways to connect and share specialized interests through fellowship, volunteerism and career development opportunities.





Left: Nā ʻŌiwi Aloha held a community service event for "Make a Difference Day" to benefit Puʻuhonua O Waiʻanae. Above: Our Women Inspired ERG hosted their forum, "EmpowHER: Thriving in Times of Change," featuring practical workshops for professionals balancing home and work.

Here are some of the 2023 highlights:

Nā ʻŌiwi Aloha

Our Native Hawaiian ERG hosted "We are Bank *of Hawaiʻi*," a discussion with special guests who shared various perspectives and viewpoints on what it means to be Native Hawaiian and how to best support Native Hawaiians at Bank of Hawaiʻi. In November, the group led a community service event at Puʻuhonua O Waiʻanae, a self-organized village on Leeward Oʻahu of about 250 houseless individuals, the majority of whom are Native Hawaiian.

Blue Brigade

With a special focus on Military Appreciation Month and Mental Health Awareness Month, our Military ERG kicked off a year-long series of events around well-being and mental health. One discussion, "It's OK to not be OK," explored the stigma around treatment for mental health, while another shared insights about the unique challenges facing military families and spouses.

Women Inspired

The Women Inspired Mentorship Program returned in July to empower teammates to share new learning and insights. In November, the group organized and facilitated the half-day "EmpowHER Forum: Thriving in Times of Change." It included workshops and panel discussions about career development, financial skills and acumen, and work-life balance, with a special keynote address from combat veteran and U.S. Senator Tammy Duckworth.

RainBOH

The LGBTQIA+ ERG shared employee stories of intersectionality throughout the year, and in October, more than 150 volunteers marched in the 2023 Honolulu Pride Parade & Festival. The annual community event honors the rich history and culture of queer individuals in Hawaiʻi.

WATANABE FLORAL, INC.

RUSSELL WATANABE, CEO

Founded in 1945, Watanabe Floral is now celebrating 78 years in business. It was started on Oʻahu by Russell's parents, Ernest and Shizue Watanabe, whose romance was interrupted by World War II. When Ernest returned home to marry his sweetheart, he decided to grow roses for all the people being reunited after the war. From these humble beginnings, the company grew and evolved from a rose grower to a wholesaler, retailer and designer that now purchases flowers from all over the world. Today their team of 70 people has more than 100 years of combined experience in creating award-winning floral designs for any occasion from the largest selection of cut flowers in Hawaiʻi. However, their main focus remains sharing the spirit of aloha in how they treat one another and their guests, and how they involve themselves in the community. They take great pride in continuing Ernest's and Shizue's legacy of helping people express their feelings when words alone may not be enough.

WATANABEFLORAL.COM

Right: CEO Russell Watanabe and GM, Sales & Marketing Director Monty Pereira





"For many good reasons, we started with Bank of Hawaiʻi way back. Tradition, history, stability, strength, supporting the communities in Hawaiʻi—all of these reasons."

—RUSSELL WATANABE



"What I'm looking for in a banking relationship is creative thinking."

—PETER MERRIMAN

22



MERRIMAN'S RESTAURANTS

PETER MERRIMAN, CHEF/OWNER

In 1988, Chef Peter Merriman opened his first restaurant in Waimea on Hawaiʻi Island. It was the first restaurant in the world to feature Hawaiʻi Regional Cuisine. At the time, most of Hawaiʻi's agriculture was intended for export, and there was very little available locally for restaurants. In order to realize his vision to serve the freshest, most flavorful food, he encouraged farmers to grow local produce, raise meats locally, and spearheaded a movement that led to a more sustainable Hawaiʻi with agriculture intended to be consumed in the islands.

There are now 11 Merriman restaurants across the state, which use over 90% local products from over 30 different suppliers every day. Merriman continues to be a vocal champion of Hawaiʻi's farmers, ranchers and fishermen, and his restaurants showcase island-grown foods that reflect the diverse flavors of Hawaiʻi's many cultures. MERRIMANSHAWAII.COM

Left: Merriman's Restaurants chef and owner, Peter Merriman, at the Kapalua, Maui location

OFF THE HOOK POKE MARKET

JP LAM & TOMOKI ITO, CO-OWNERS

JP Lam and Tomoki Ito, who both have backgrounds in Japanese restaurants, became friends in a surfing group that liked to barbeque together. Because tuna—or maguro—is a staple in both Japanese cuisine and in Hawaiian-style poke, they decided to apply their culinary experience to Hawaiian-style poke by opening Off The Hook Poke Market in 2018. Determined to serve the best poke in Hawai'i, they visit the Honolulu Fish Auction every morning to ensure they use the freshest fish. They continuously try to surprise and delight customers with new flavors. Their hard work and the dedication of their staff helped them earn the 2019 'Ilima Award for Hawai'i's Best Seafood Restaurant.
OFFTHEHOOKPOKEMARKET.COM

Right: Co-owners JP Lam and Tomoki Ito at Off the Hook Poke Market in Mānoa

"It's been wonderful; they've always been there for us. I definitely recommend Bank of Hawai'i to my friends. It's been the best bank to me."

–TOMOKI ITO





"I really feel that
Bank of Hawai'i
is here to serve
the local people."

—JP LAM

CONSOLIDATED STATEMENTS OF INCOME

BANK OF HAWAI'I CORPORATION AND SUBSIDIARIES (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

FOR THE YEAR ENDED DECEMBER 31		2023		2022
Interest Income				
Interest and Fees on Loans and Leases	$	590,611	$	439,798
Income on Investment Securities				
Available-for-Sale		93,528		70,555
Held-to-Maturity		92,750		81,490
Deposits		86		32
Funds Sold		28,294		4,274
Other		5,106		1,217
Total Interest Income		810,375		597,366
Interest Expense				
Deposits		250,847		39,678
Securities Sold Under Agreements to Repurchase		16,306		12,600
Funds Purchased		888		417
Short-Term Borrowings		5,713		2,070
Other Debt		39,596		2,043
Total Interest Expense		313,350		56,808
Net Interest Income		497,025		540,558
Provision for Credit Losses		9,000		(7,800)
Net Interest Income After Provision for Credit Losses		488,025		548,358
Noninterest Income				
Trust and Asset Management		43,597		43,803
Mortgage Banking		4,255		5,980
Service Charges on Deposit Accounts		31,116		29,620
Fees, Exchange, and Other Service Charges		55,556		54,914
Investment Securities Losses, Net		(11,455)		(6,111)
Annuity and Insurance		4,736		3,782
Bank-Owned Life Insurance		11,643		9,968
Other		37,161		15,585
Total Noninterest Income		176,609		157,541
Noninterest Expense				
Salaries and Benefits		234,079		235,270
Net Occupancy		39,924		39,441
Net Equipment		40,251		38,374
Data Processing		18,836		18,362
Professional Fees		17,459		14,557
FDIC Insurance		28,313		6,546
Other		58,656		62,715
Total Noninterest Expense		437,518		415,265
Income Before Provision for Income Taxes		227,116		290,634
Provision for Income Taxes		55,914		64,830
Net Income	$	171,202	$	225,804
Preferred Stock Dividends		7,877		7,877
Net Income Available to Common Shareholders	$	163,325	$	217,927
Basic Earnings Per Common Share	$	4.16	$	5.50
Diluted Earnings Per Common Share	$	4.14	$	5.48
Dividends Declared Per Common Share	$	2.80	$	2.80
Basic Weighted Average Common Shares		39,274,291		39,601,089
Diluted Weighted Average Common Shares		39,428,912		39,788,002

Refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 for the Consolidated Financial Statements, including Report of Independent Registered Public Accounting Firm, thereon.

CONSOLIDATED STATEMENTS OF CONDITION

BANK OF HAWAI'I CORPORATION AND SUBSIDIARIES (DOLLARS IN THOUSANDS)

AS OF DECEMBER 31		2023		2022
Assets				
Interest-Bearing Deposits in Other Banks	$	2,761	$	3,724
Funds Sold		690,112		81,364
Investment Securities				
Available-for-Sale		2,408,933		2,844,823
Held-to-Maturity (Fair Value of $4,253,637 and $4,615,393)		4,997,335		5,414,139
Loans Held for Sale		3,124		1,035
Loans and Leases		13,965,026		13,646,420
Allowance for Credit Losses		(146,403)		(144,439)
Net Loans and Leases		13,818,623		13,501,981
Total Earning Assets		21,920,888		21,847,066
Cash and Due From Banks		308,071		316,679
Premises and Equipment, Net		194,855		206,777
Operating Lease Right-of-Use Assets		86,110		92,307
Accrued Interest Receivable		66,525		61,002
Foreclosed Real Estate		2,098		1,040
Mortgage Servicing Rights		20,880		22,619
Goodwill		31,517		31,517
Bank-Owned Life Insurance		462,894		453,882
Other Assets		639,458		573,988
Total Assets	$	23,733,296	$	23,606,877
Liabilities				
Deposits				
Noninterest-Bearing Demand	$	6,058,554	$	6,714,982
Interest-Bearing Demand		3,749,717		4,232,567
Savings		8,189,472		7,962,410
Time		3,057,302		1,705,737
Total Deposits		21,055,045		20,615,696
Securities Sold Under Agreements to Repurchase		150,490		725,490
Other Debt		560,190		410,294
Operating Lease Liabilities		94,693		100,526
Retirement Benefits Payable		23,673		26,991
Accrued Interest Payable		41,023		9,698
Taxes Payable		7,636		7,104
Other Liabilities		386,304		394,083
Total Liabilities		22,319,054		22,289,882
Shareholders' Equity				
Preferred Stock ($.01 par value; authorized 180,000 shares; issued / outstanding: December 31, 2023; and December 31, 2022 - 180,000)		180,000		180,000
Common Stock ($.01 par value; authorized 500,000,000 shares; issued / outstanding: December 31, 2023 - 58,755,465 / 39,753,138; and December 31, 2022 - 58,733,625 / 39,835,750)		583		582
Capital Surplus		636,422		620,578
Accumulated Other Comprehensive Loss		(396,688)		(434,658)
Retained Earnings		2,107,569		2,055,912
Treasury Stock, at Cost (Shares: December 31, 2023 - 19,002,327; and December 31, 2022 - 18,897,875)		(1,113,644)		(1,105,419)
Total Shareholders' Equity		1,414,242		1,316,995
Total Liabilities and Shareholders' Equity	$	23,733,296	$	23,606,877

Refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 for the
Consolidated Financial Statements, including Report of Independent Registered Public Accounting Firm, thereon.

RELATIVE STOCK PRICE PERFORMANCE

BANK OF HAWAI'I CORPORATION / BANK OF HAWAI'I (AS OF DEC. 31, 2023)



Legend: BOH — S&P Regional Banking Index — KBW Regional Banking Index — S&P 500

UNBROKEN HISTORY OF DIVIDENDS

(BANK OF HAWAI'I CORPORATION)



Note: Historical dividends adjusted for stock splits

EXECUTIVE COMMITTEE
BANK OF HAWAI'I CORPORATION / BANK OF HAWAI'I

AS OF DEC. 31, 2023



From left: Dean Y. Shigemura, James C. Polk, Peter S. Ho and Mary E. Sellers



From left: Ruth L. Erickson, Matthew K.M. Emerson, Susan L. Ing and Marco A. Abbruzzese

Bank of Hawai'i's Executive Committee represents the major functions of the bank and is accountable for its overall strategy and performance.

Peter S. Ho
Chairman, President
and Chief Executive Officer

Marco A. Abbruzzese
Vice Chair
and Senior Executive Director
Wealth Management

Sharon M. Crofts
Vice Chair
and Senior Executive Director
Operations & Technology

Matthew K.M. Emerson
Vice Chair
and Chief Strategy Officer

Patrick M. McGuirk
Vice Chair
and Chief Administrative Officer,
General Counsel & Corporate Secretary

James C. Polk
Vice Chair
and Chief Banking Officer

Mary E. Sellers
Vice Chair
and Chief Risk Officer

S. Bradley Shairson
Vice Chair
and Deputy Chief Risk Officer

Dean Y. Shigemura
Vice Chair
and Chief Financial Officer



From left: Sharlene R. Ginoza-Lee, Sharon M. Crofts,
Patrick M. McGuirk, Taryn L. Salmon and S. Bradley Shairson

Ruth L. Erickson
Senior Executive Vice President,
and Senior Executive Director
Marketing Operations

Sharlene R. Ginoza-Lee
Senior Executive Vice President
and Chief People Officer

Susan L. Ing
Senior Executive Vice President
and Chief Marketing Officer

Taryn L. Salmon
Senior Executive Vice President
and Chief Information Officer

OPERATING COMMITTEE

AS OF DEC. 31, 2023

Bank of Hawai'i's Operating Committee is comprised of
20 leaders representing corporate staff functions from
various business segments who are responsible for the daily
operations of the bank.

Eric Chen
Executive Vice President
and Executive Director
Enterprise Operations

Guy C. Churchill
Senior Executive
Vice President, Co-Lead
Executive Commercial
Banking Group

Ryan Field
Executive Vice President
and Chief Information Security
Officer & IT Risk Manager

Jill F.S. Higa
Senior Executive Vice President
and Senior Executive Director
Branch Banking

Torrie M. Inouye
Executive Vice President
and Chief Data Officer

Joy Ishiara
Senior Vice President
and Director Marketing
eCommerce & Brand

Vance H. Jones
Executive Vice President
and Chief Technology Officer

Roger J. Khlopin
Executive Vice President
and Chief Investment Officer
& Director Investment
Management Services

Edward C.S. Kim
Executive Vice President
and Executive Director
Consumer Lending

Jennifer Lam
Senior Executive Vice
President and Treasurer

Kimarie Matthews
Executive Vice President
and Executive Director Contact
Center & Customer Engagement

James K.M. Moniz
Executive Vice President
and Executive Director
Mortgage Banking

Lacey Nakaguma
Executive Vice President
and Chief Audit Executive

Shauna M. Pantohan
Senior Vice President
and Director Culture &
Employee Experience

Michelle T. Sato
Senior Vice President
and Director Retail Products
& Segmentation

Kristine R. Stebbins
Executive Vice President
and Chief Experience Officer

Dana S. Takushi
Senior Executive Vice President
and Senior Executive Director
of The Private Bank

Melissa A. Torres-Laing
Senior Vice President
and Director Corporate
Communications

Luke W.T. Yeh
Senior Executive Vice President
and Senior Executive Director
Credit Risk Analytics

Dirk K. Yoshizawa
Senior Executive Vice President,
Co-Lead Executive Commercial
Banking Group

BOARD OF DIRECTORS
BANK OF HAWAI'I CORPORATION / BANK OF HAWAI'I

AS OF DEC. 31, 2023



Board of Directors (seated from left): John C. Erickson, Barbara J. Tanabe, Peter S. Ho, S. Haunani Apoliona and Raymond P. Vara.
Standing from left: Dana M. Tokioka, Victor K. Nichols, Mark A. Burak, Kent T. Lucien, Robert W. Wo, Alicia E. Moy, Elliot K. Mills, Michelle E. Hulst, Joshua D. Feldman and Suzanne P. Vares-Lum.

Peter S. Ho
Chairman, President
and Chief Executive Officer,
Bank of Hawai'i Corporation
and Bank of Hawai'i

Raymond P. Vara
Bank of Hawai'i Lead
Independent Director
President and Chief Executive Officer,
Hawai'i Pacific Health

S. Haunani Apoliona
Former Trustee,
Office of Hawaiian Affairs

Mark A. Burak
Retired Executive Vice President,
Bank of America

John C. Erickson
Former Vice Chairman,
Union Bank

Joshua D. Feldman
President
and Chief Executive Officer,
Tori Richard, Ltd.

Michelle E. Hulst
President,
GumGum

Kent T. Lucien
Retired Vice Chair
and Chief Strategy Officer,
Bank of Hawai'i Corporation
and Bank of Hawai'i

Elliot K. Mills
Vice President,
Disneyland Resort and
Aulani, A Disney® Resort and Spa

Alicia E. Moy
President
and Chief Executive Officer,
Hawai'i Gas

Victor K. Nichols
Former Chairman
and Chief Executive Officer,
Harland Clarke Holdings

Barbara J. Tanabe
Principal Owner,
Ho'akea Communications, LLC

Dana M. Tokioka
Vice President,
Atlas Insurance Agency, Inc.

Suzanne P. Vares-Lum
President,
East-West Center

Robert W. Wo
Owner and Director,
C.S. Wo & Sons, Ltd.

SHAREHOLDER INFORMATION

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include statements concerning, among other things, the anticipated economic and business environment in our service area and elsewhere, credit quality and other financial and business matters in future periods, our future results of operations and financial position, our business strategy and plans and our objectives and future operations. We also may make forward-looking statements in our other documents filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). In addition, our senior management may provide forward-looking statements orally to analysts, investors, representatives of the media and others. Our forward-looking statements are based on numerous assumptions, any of which could prove to be inaccurate, and actual results may differ materially from those projected because of a variety of risks and uncertainties, including, but not limited to: (1) general economic conditions either nationally, internationally, or locally may be different than expected, and particularly, any event that negatively impacts the tourism industry in Hawai'i; (2) the compounding effects of the COVID-19 pandemic, including reduced tourism in Hawai'i, the duration and scope of government mandates or other limitations of or restrictions on travel, volatility in the international and national economy and credit markets, inflation, worker absenteeism, quarantines or other travel or health-related restrictions, the length and severity of the COVID-19 pandemic, the pace of recovery following the COVID-19 pandemic, and the effect of government, business and individual actions intended to mitigate the effects of the COVID-19 pandemic; (3) changes in market interest rates that may affect credit markets and our ability to maintain our net interest margin; (4) changes in our credit quality or risk profile that may increase or decrease the required level of our reserve for credit losses; (5) the impact of legislative and regulatory initiatives, particularly the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018; (6) changes to the amount and timing of proposed common stock repurchases; (7) unanticipated changes in the securities markets, public debt markets, and other capital markets in the U.S. and internationally, including, without limitation, the elimination of the London Interbank Offered Rate ("LIBOR") as a benchmark interest rate; (8) changes in fiscal and monetary policies of the markets in which we operate; (9) the increased cost of maintaining or the Company's ability to maintain adequate liquidity and capital, based on the requirements adopted by the Basel Committee on Banking Supervision and U.S. regulators; (10) changes in accounting standards; (11) changes in tax laws or regulations, including Public Law 115-97, commonly known as the Tax Cuts and Jobs Act, or the interpretation of such laws and regulations; (12) any failure in or breach of our operational systems, information systems or infrastructure, or those of our merchants, third party vendors and other service providers; (13) any interruption or breach of security of our information systems resulting in failures or disruptions in customer account management, general ledger processing, and loan or deposit systems; (14) natural disasters, public unrest or adverse weather, public health, disease outbreaks, and other conditions impacting us and our customers' operations or negatively impacting the tourism industry in Hawai'i; (15) competitive pressures in the markets for financial services and products; (16) actual or alleged conduct which could harm our reputation; and (17) the impact of litigation and regulatory investigations of the Company, including costs, expenses, settlements, and judgments. Words such as "believes," "anticipates," "expects," "intends," "targeted," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Given these risks and uncertainties, you should not place undue reliance on any forward-looking statement as a prediction of our actual results. The risks and uncertainties that could cause actual results to differ materially from our historical experience and our expectations and projections include but are not limited to those described in Item 1A, "Risk Factors," Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in our most recent Annual Report on Form 10-K and in subsequent SEC filings. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by the federal securities laws.

Bank of Hawai'i Corporation is an independent regional financial services company serving businesses, consumers and governments in Hawai'i and the West Pacific. The Company's principal subsidiary, Bank of Hawai'i, was founded in 1897. For more information about Bank of Hawai'i Corporation, see the Company's website, www.boh.com.

Corporate Headquarters
Bank of Hawai'i Corporation
130 Merchant Street
Honolulu, Hawaii 96813

Annual Meeting
The annual meeting of shareholders will be held on Friday, April 26, 2024, at 8:30 a.m. Hawai'i Standard Time. Information to access the virtual meeting is available in the company's 2024 Proxy Statement.

Transfer Agent and Registrar
Computershare Investor Services, LLC
150 Royall Street, Suite 101, Canton, MA 02021

Common Stock Listing NYSE: BOH
The common stock of Bank of Hawai'i Corporation is traded on the New York Stock Exchange under the ticker symbol BOH and is quoted daily in leading financial publications as "Bank of Hawaii."

Dividend Reinvestment & Stock Purchase Plan (DRP)
Bank of Hawai'i Corporation's DRP allows existing shareholders to purchase common shares of the company's stock by either reinvesting their stock dividends or by optional cash payments.

Individuals must possess at least one share of the company's stock to participate in the DRP.

Shares are purchased on the 10th business day of each month based on the average of five trading days ending on the day of purchase.

Minimum payment for purchase of shares is $25 and the maximum is $5,000 per calendar quarter.

There are no fees for purchasing shares or for the safekeeping of stock certificates. Fees are assessed on the sale of shares in the DRP.

Detailed information about Bank of Hawai'i Corporation's DRP can be found online at www.boh.com or by calling Computershare Investor Services LLC at 1-888-660-5443.

Inquiries
Shareholders with questions about stock transfer services, share holdings or dividend reinvestment may contact Computershare Investor Services LLC at 1-888-660-5443 between 7:00 a.m. and 5:00 p.m. Central Standard Time.

Investors and Analysts Seeking Financial Information
Chang Park
Manager, Investor Relations
Phone: 1-808-694-8238

For General Inquiries
Phone: 1-888-643-3888
www.boh.com


Bank of Hawai'i

BANK OF HAWAI'I CORPORATION
P.O. BOX 2900
HONOLULU, HAWAII 96846

 View Bank of Hawai'i's 2023
digital Summary Annual Report,
featuring videos of our Chairman,
clients, community and employees
at **www.boh.com/annual-report**.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2023**

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____ to _____**

Commission File Number: **1-6887**

BANK OF HAWAII CORPORATION
(Exact name of registrant as specified in its charter)

Delaware		**99-0148992**	
(State of incorporation)		(I.R.S. Employer Identification No.)	
130 Merchant Street	**Honolulu**	**Hawaii**	**96813**
(Address of principal executive offices)	(City)	(State)	(Zip Code)

1-888-643-3888
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**BOH**	**New York Stock Exchange**
Depository Shares, Each Representing 1/40th Interest in a Share of 4.375% Fixed Rate Non-Cumulative Preferred Stock, Series A	**BOH.PRA**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

The aggregate market value of the registrant's outstanding voting common stock held by non-affiliates on June 30, 2023 (the last business day of the registrant's most recently completed second fiscal quarter), determined using the per share closing price on that date on the New York Stock Exchange of $41.23, was approximately $1,602,235,278. There was no non-voting common equity of the registrant outstanding on that date.

As of February 14, 2024, there were 39,750,303 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2024 Annual Meeting of Shareholders, are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year end ended December 31, 2023.

Bank of Hawaii Corporation
2023 Form 10-K Annual Report
Table of Contents

Part I

Item 1. Business

General

Bank of Hawaii Corporation ("Bank of Hawai'i Corporation" or the "Parent") is a Delaware corporation and a bank holding company ("BHC") headquartered in Honolulu, Hawaii. The Parent's principal operating subsidiary, Bank of Hawaii ("Bank of Hawai'i" or the "Bank"), was organized on December 17, 1897, and is chartered by the State of Hawaii. The Bank's deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") and the Bank is a member of the Federal Reserve System.

The Bank, directly and through its subsidiaries, provides a broad range of financial products and services primarily to customers in Hawaii, Guam, and other Pacific Islands. References to "we," "our," "us," or "the Company" refer to the Parent and its subsidiaries and are consolidated for financial reporting purposes. The Bank's subsidiaries are identified in Exhibit 21.1 to this Form 10-K and include, among others, Bankoh Investment Services, Inc., and Pacific Century Life Insurance Corporation. The Bank's subsidiaries are engaged in securities brokerage, investment advisory services, and providing credit insurance. We are organized into three business segments for management reporting purposes: Consumer Banking, Commercial Banking, and Treasury and Other. See Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and Note 13 to the Consolidated Financial Statements for more information.

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports can be found free of charge on our website at www.boh.com as soon as reasonably practicable after such material is electronically filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). The SEC maintains a website, www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our Corporate Governance Guidelines; charters of the Audit and Risk Committee, the Human Resources and Compensation Committee, and the Nominating and Corporate Governance Committee; and our Code of Business Conduct and Ethics are available on our website at www.boh.com. Printed copies of this information may be obtained, without charge, by written request to the Corporate Secretary at 130 Merchant Street, Honolulu, Hawaii, 96813.

We use our website at https://ir.boh.com as a routine channel of distribution of Company information, including press releases, presentations, financial and other supplemental information, as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor the investor relations portion of our website in addition to following our social media channels, press releases, SEC filings, and public conference calls and webcasts. None of the information provided on our website, in our press releases, public conference calls and webcasts, or through social media channels is incorporated into, or deemed to be a part of, this Annual Report on Form 10-K or in any other report or document we file with the SEC.

Competition

The Company operates in a highly competitive environment subject to intense competition from traditional financial service providers including banks, savings associations, credit unions, mortgage companies, finance companies, mutual funds, brokerage firms, insurance companies, and other non-traditional providers of financial services including financial service subsidiaries of commercial and manufacturing companies. Some of our competitors are not subject to the same level of regulation and oversight that is required of banks and BHCs, and receive favorable tax treatment. As a result, some of our competitors may have lower cost structures. Also, some of our competitors, through delivery channels such as the Internet, may be based outside of the markets that we serve. By emphasizing our extensive branch network, exceptional service levels, and knowledge of local trends and conditions, the Company believes it has developed a competitive advantage in its market.

Supervision and Regulation

Our operations are subject to extensive regulation by federal and state governmental authorities. The regulations are primarily intended to protect depositors, customers, and the integrity of the U.S. banking system and capital markets. The following information describes some of the more significant laws and regulations applicable to us. The descriptions below are qualified in their entirety by reference to the applicable laws and regulations. Proposals to change the laws and regulations governing the banking industry are frequently raised in Congress, in state legislatures, and with the various bank regulatory agencies. Changes in applicable laws or regulations, or a change in the way such laws or regulations are interpreted by regulatory agencies or courts, may have a material impact on our business, operations, and earnings.

The Parent

The Parent is registered as a BHC under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and is subject to the supervision of and to examination by the Board of Governors of the Federal Reserve (the "FRB"). The Parent is also registered as a financial institution holding company under the Hawaii Code of Financial Institutions (the "Code") and is subject to the registration, reporting, and examination requirements of the Code.

The BHC Act prohibits, with certain exceptions, a BHC from acquiring direct or indirect beneficial ownership or control of either a company that is not a bank, or more than 5% of the voting shares of any bank, without the FRB's prior approval. A BHC is generally prohibited from engaging in any activity other than banking, managing or controlling banks or other subsidiaries authorized under the BHC Act, or an activity that the FRB has determined to be so closely related to those activities as to be a proper incident to one of them.

Under FRB policy, a BHC is expected to serve as a source of financial and management strength to its subsidiary bank(s). A BHC is also expected to commit resources to support its subsidiary bank(s) in circumstances where it might not do so absent such a policy. Under this policy, a BHC is expected to maintain reliable funding and contingency plans to stand ready to provide adequate capital funds to its subsidiary bank(s) during periods of financial adversity and to maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary bank(s).

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act"), banks and BHCs from any state are permitted to acquire banks located in any other state, subject to certain conditions, including certain nationwide and state-imposed deposit concentration limits. Banks also have the ability, subject to certain restrictions, to acquire branches outside their home states by acquisition or merger under the Riegle-Neal Act. The establishment of new interstate branches is also possible in those states with laws that expressly permit de novo branching. Because the Code permits de novo branching by out-of-state banks, those banks may establish new branches in Hawaii.

Bank of Hawai'i

The Bank is subject to extensive federal, state, territorial and foreign regulations that significantly affect its business and activities. The Bank is subject to supervision of the FRB and examination by the Federal Reserve Bank of San Francisco, the Consumer Financial Protection Bureau (the "CFPB"), and the State of Hawaii Department of Commerce and Consumer Affairs' ("DCCA") Division of Financial Institutions. These regulatory bodies have broad authority to implement standards and to initiate proceedings designed to prohibit depository institutions from engaging in activities that may represent "unsafe" or "unsound" banking practices or constitute violations of applicable laws, rules, regulations, administrative orders, or written agreements with regulators. The standards relate to, among other compliance matters, operations and management, asset quality, interest rate exposure, capital, executive compensation, and consumer protection. The regulatory bodies are authorized to take informal (non-public) or formal (public) supervisory actions against regulated entities, including BHCs and banks, that fail to meet such standards, including, without limitation, the issuance of written agreements, cease-and-desist orders, and consent orders, which may, among other things, result in restrictions on a bank's ability to pay dividends, requirements to increase capital, restrictions on activities, the imposition of civil monetary penalties, and revocation of a bank's charter for the most severe infractions, or putting such a bank into receivership if it is not financially viable.

Bankoh Investment Services, Inc., the broker-dealer and investment adviser subsidiary of the Bank, is incorporated in Hawaii and is regulated by the SEC, the Financial Industry Regulatory Authority, and the DCCA's Insurance Division. Pacific Century Life Insurance Corporation is incorporated in Arizona and is primarily regulated by the State of Arizona Department of Insurance.

The Dodd Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and its regulations, among other things, mandated capital and liquidity requirements, established standards for mortgage lenders, regulated executive and incentive-based compensation, imposed various consumer protections and numerous other provisions. Provisions also limit or place significant burdens and costs on activities traditionally conducted by banking organizations, such as arranging and participating in swap and derivative transactions, proprietary trading and investing in private equity and other funds.

Several provisions of the Dodd-Frank Act were significantly changed by enactment of the Economic Growth, Regulatory Relief, and Consumer Protection Act in May 2018, notably by eliminating the requirement for institutions like the Company to perform and publicly disclose periodic stress tests. The Company continues to monitor and implement rules, regulations, and interpretations of the Dodd-Frank Act as they are adopted and modified, and to evaluate their application to our current and future operations.

Capital Requirements

In July 2013, the FRB, the Office of the Comptroller of the Currency (the "OCC") and the FDIC adopted new capital rules (the "Rules"). These Rules were designed to help ensure that banks maintain strong capital positions by increasing both the quantity and quality of capital held by U.S. banking organizations. The Rules reflect, in part, certain standards initially adopted by the Basel Committee on Banking Supervision in December 2010 (which are commonly called "Basel III" standards) as well as requirements by the Dodd-Frank Act.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") identifies five capital categories for insured depository institutions: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

The federal banking agencies are authorized by FDICIA to impose progressively more restrictive constraints on operations, management and capital distributions, depending on the capital category in which an institution is classified. These "prompt corrective actions" can include: requiring an insured depository institution to adopt a capital restoration plan guaranteed by the institution's parent company; placing limits on asset growth and restrictions on activities, including restrictions on transactions with affiliates; restricting the interest rates the institution may pay on deposits; prohibiting the payment of principal or interest on subordinated debt; prohibiting the holding company from making capital distribution without prior regulatory approval; and ultimately appointing a receiver for the institution.

A "well capitalized" institution must have a Common Equity Tier 1 Capital Ratio of at least 6.5%, a Tier 1 Capital Ratio of at least 8%, a Total Capital Ratio of at least 10%, a Tier 1 Leverage Ratio of at least 5%, and not be subject to a capital directive order. As of December 31, 2023, the Bank was classified as "well capitalized." The classification of a depository institution under one of the categories set out above is primarily for the purpose of applying the prompt corrective actions, and is not intended to be, nor should it be interpreted as, a representation of the overall financial condition or the prospects of that financial institution. See Note 11 to the Consolidated Financial Statements for more information.

Dividend Restrictions

The Parent is a legal entity separate and distinct from the Bank. The Parent's principal source of funds to pay dividends on its common stock and to service its liabilities is dividends from the Bank. Various federal and state laws and regulations limit the amount of dividends the Bank may pay to the Parent without regulatory approval. The FRB is authorized to determine the circumstances when the payment of dividends would be an unsafe or unsound practice and to prohibit such payments. The right of the Parent, its shareholders, and creditors to participate in any distribution of the assets or earnings of its subsidiaries is also subject to the prior claims of creditors of those subsidiaries. For information regarding the limitations on the Bank's ability to pay dividends to the Parent, see Note 11 to the Consolidated Financial Statements.

Transactions with Affiliates and Insiders

Transactions between the Bank and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of the Bank is any company or entity which controls, is controlled by or is under common control with the Bank which is not a subsidiary of the Bank. Under federal law, the Bank is subject to restrictions that limit the transfer of funds or other items of value to the Parent, and any other non-bank affiliates in "covered transactions." In general, covered transactions include making loans to an affiliate, the purchase of or investment in the securities issued by an affiliate, the purchase of assets from an affiliate, the acceptance of securities issued by an affiliate as collateral security for a loan or extensions of credit to any person or company, the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate, or certain transactions with an affiliate that involve the borrowing or lending of securities and certain derivative transactions with an affiliate.

Unless an exemption applies, covered transactions by the Bank with a single affiliate are limited to 10% of the Bank's capital and surplus, and with respect to all covered transactions with affiliates in the aggregate, they are limited to 20% of the Bank's capital and surplus. Section 23B of the Federal Reserve Act and Federal Reserve Regulation W also require that certain transactions between the Bank and its affiliates be on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving other non-affiliated persons.

The Federal Reserve Act and Federal Reserve Regulation O place restrictions and certain reporting requirements on any extension of credit made by a member bank to (a) an executive officer, director, or principal shareholder of the bank, or any company of which the bank is a subsidiary, and of any other subsidiary of that company, and (b) a company controlled by such a person, or to a political or campaign committee that benefits or is controlled by such a person (collectively referred to as "insiders"). These restrictions include limits on loans to one borrower and conditions that must be met before such loans can be made. There is also an aggregate limitation on all loans to insiders and their related interests. Certain restrictions also apply to extensions of credit made to an executive officer, directors, or principal shareholder of a bank (or to a related interest of such person) by a correspondent bank.

The Volcker Rule

In December 2013, the Federal Reserve, the OCC, the FDIC, the SEC, and the Commodities Futures Trading Commission issued final rules to implement certain provisions of the Dodd-Frank Act commonly known as the "Volcker Rule." The Volcker Rule, as amended on August 20, 2019, generally prohibits U.S. banks from engaging in proprietary trading and restricts those banking entities from sponsoring, investing in, or having certain relationships with hedge funds and private equity funds. The prohibitions under the Volcker Rule are subject to a number of statutory exemptions, restrictions, and definitions. The Volcker Rule has not had a material impact on the Company's Consolidated Financial Statements, but we continue to evaluate its application to our current and future operations.

FDIC Insurance

The FDIC provides insurance coverage for certain deposits held by the Bank through the Deposit Insurance Fund, which the FDIC maintains by assessing depository institutions an insurance premium. The Bank is assessed deposit insurance premiums by the FDIC using a risk-based assessment rate and an adjusted average total assets. The Bank's FDIC insurance assessment was $28.3 million in 2023, $6.5 million in 2022, and $6.5 million in 2021.

In November 2023, the FDIC implemented a special assessment to recover the loss to the Deposit Insurance Fund following the closures of Silicon Valley Bank, Signature Bank and First Republic Bank earlier in the year. The assessment was based on reported uninsured deposits as of December 31, 2022. The FDIC could cease collection early or extend the special assessment period as they deem necessary depending on whether the amount the FDIC collects from the special assessment is higher or lower than the actual or estimated FDIC losses. The Bank's share of the FDIC special assessment was $14.7 million which was recorded in the fourth quarter of 2023 and is payable in eight quarterly installments starting in June 2024.

A depository institution's deposit insurance may be terminated by the FDIC upon a finding that the institution's financial condition is unsafe or unsound, or that the institution has engaged in unsafe or unsound practices, or has violated any applicable rule, regulation, or order or condition enacted or imposed by a regulatory agency. Termination of the Bank's deposit insurance would end its ability to function as a commercial bank in Hawaii.

Depositor Preference

In the event of the "liquidation or other resolution" of an insured depository institution, claims of insured and uninsured depositors for deposits payable in the United States (including the claims of the FDIC as subrogee of insured depositors), plus certain claims for administrative expenses of the FDIC as a receiver will have priority in payment ahead of unsecured creditors including, in the case of the Bank, the Parent.

Other Safety and Soundness Regulations

The federal banking agencies also have adopted guidelines prescribing safety and soundness standards. These guidelines establish general standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings standards, compensation, fees and benefits. In general, the guidelines require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines before capital becomes impaired.

Community Reinvestment and Consumer Protection Laws

- *Community Reinvestment.* The Community Reinvestment Act of 1977 ("CRA") requires the appropriate federal banking agency, in connection with its examination of a bank, to assess the bank's record in meeting the credit needs of the communities served by the bank, including low and moderate income neighborhoods. Under the CRA, institutions are assigned a rating of "outstanding," "satisfactory," "needs to improve," or "substantial non-compliance." The regulatory assessment of the bank's record is made available to the public. Further, these assessments are considered by regulators when evaluating mergers, acquisitions and applications to open, close, or relocate a branch or facility. The Bank's current CRA rating is "outstanding".

- *Consumer Protection Laws.* In addition to the CRA, the Bank is subject to a number of federal laws designed to protect borrowers and promote lending to various sectors of the economy and population in connection with its lending activities. These include the Equal Credit Opportunity Act, the Truth-in-Lending Act, the Home Mortgage Disclosure Act and the Real Estate Settlement Procedures Act.

Federal banking regulators, pursuant to the Gramm-Leach-Bliley Act, have enacted regulations limiting the ability of banks and other financial institutions to disclose nonpublic consumer information to non-affiliated third parties. The regulations require disclosure of privacy policies and allow consumers to prevent certain personal information from being shared with non-affiliated third parties. The Fair and Accurate Credit Transaction Act ("FACT Act") requires financial institutions to develop and implement an identity theft prevention program to detect, prevent and mitigate identity theft "red flags" to reduce the risk that customer information will be misused to conduct fraudulent financial transactions.

A number of other federal and state consumer protection laws extensively govern the Bank's relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, Telephone Consumer Protection Act, the Service Members Civil Relief Act and these laws' respective state-law counterparts, as well as state and territorial usury laws and laws regarding unfair and deceptive acts and practices. These and other laws subject the Bank to substantial regulatory oversight and, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices, and restrict the Bank's ability to raise interest rates.

The CFPB was created under the Dodd-Frank Act as an agency responsible for promulgating and enforcing regulations designed to protect consumers including adding prohibitions on unfair, deceptive and abusive acts and practices. The CFPB, along with other prudential regulators and the Department of Justice, have also expanded the focus of their regulatory examinations and investigations to include "fair and responsible banking." Fair and responsible banking strives to provide equal credit opportunities to all applicants of a community, to prohibit discrimination by lenders on the basis of certain borrower characteristics, and to ensure that a bank's practices are not deceptive, unfair, or take unreasonable advantage of consumers or businesses. The enhanced focus encompasses the entire loan life cycle, including post-closing activities such as collections and servicing, and pre-application activities such as marketing and loan solicitation and origination.

Violations of applicable consumer protection laws and regulations can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys' fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, and civil money penalties. Failure to comply with consumer protection requirements may also result in our failure to obtain required bank regulatory approvals for transactions the Bank may wish to pursue, or prohibit us from engaging in such transactions even if approval is not required.

Bank Secrecy Act / Anti-Money Laundering Laws

The Bank is subject to the Bank Secrecy Act and other anti-money laundering laws and regulations, including the USA PATRIOT Act of 2001. The USA PATRIOT Act created new laws, regulations, and penalties, imposed significant new compliance and due diligence obligations, and expanded the application of those laws outside the U.S. Additionally, like all U.S. companies and individuals, the Company is prohibited from transacting business with certain individuals and entities named on the Office of Foreign Asset Control's list of Specially Designated Nationals and Blocked Persons.

The Bank has been required to implement policies, procedures, and controls to detect, prevent, and report potential money laundering and terrorist financing and to verify the identity of its customers. The Company maintains procedures and systems to identify its customers, and to monitor and block transactions related to prohibited persons and entities. Violations of these requirements can result in substantial civil and criminal sanctions. In addition, the federal financial institution regulatory agencies consider the effectiveness of a financial institution's anti-money laundering activities when reviewing bank mergers and BHC acquisitions.

Human Capital Management

As of December 31, 2023, we employed 1,899 full-time equivalent employees, of which 1,792 are located in the State of Hawaii, with the remainder located in Guam and other Pacific Islands. None of our employees are subject to a collective bargaining agreement.

People are the heart and soul of the Company, and as such, the Company values the contributions of all of its employees and is committed to building an engaged and connected employee community within the Company. With the introduction of a new role dedicated to Culture and Employee Experience, deep focus was spent on creating a human-centric, inclusive and innovative environment that nurtures a strong sense of belonging, fuels continuous learning, and focuses on developing effective leaders, ultimately driving exceptional employee experience and sustainable organizational success. Key areas of focus for the Company include:

Diversity and Inclusion: The Company believes that a diverse and inclusive workforce fosters an environment where everyone can thrive and be successful. As of December 31, 2023, approximately 88% of our workforce are minorities (non-Caucasian) and approximately 62% of our workforce are female. Of our senior leaders and managers, 82% are minorities and 60% are female. We conduct an external pay equity study periodically to evaluate the gender pay gap and confirm one does not exist.

Employee Development and Training: The Company is committed to providing all employees with the opportunity to develop personally and professionally. We nurture a collaborative, digitally connected workplace to support changing needs. We invest in people leadership capability to deliver exceptional employee experience and develop our workforce of tomorrow. Skills and professional development training is provided to employees at all levels, with additional development sessions specifically targeted to managers and leaders. Key initiatives included the continued support of executive coaching to elevate leadership capabilities, a competitive Leadership Development Program, a hybrid Pathways to Professional Excellence cohort with 36 employees and an enhanced online performance management process that empowers the employee to own the first step of the performance review process.

To help maintain Hawaii's special culture of *'ohana* and working together toward common goals, continued attention was paid to engaging teammates in a hybrid environment. Based on employee feedback from surveys, online and in-person sessions were continued in 2023 to connect with employees and encourage collaboration. "Recruit Connect" continued in 2023 to help teammates identify job opportunities within the Company and find out more about them. In some cases, sessions led to referred candidates joining the Bank, and to current employees finding a new career path. "Manager Connect", formerly known as "Manager Excellence Forums" also returned in 2023 as a platform connecting managers so that they can learn from and support one another when facing real management issues, and discuss practical solutions. Manager engagement has been key to navigating the ever changing business environment, and these forums help managers stay connected and improve their management skills while moving forward with their teams. Topics have included: Evaluating Employees and Meaningful Conversations to prepare our managers for the 2023 Performance, Merit & Bonus season, Rising Team, and how our leaders can continue to build stronger team dynamics. "Rising Team" continued to be a priority in 2023. This new and modern technology platform provides a way for us to strengthen our connection with our teammates. "Rising Team" enables managers to confidently facilitate sessions with their team and offers everyone the opportunity to share thoughts and feedback in real time on a variety of leadership themed topics, such as Psychological safety, Appreciation, Natural talents and Career horizons.

Employee Benefits: The Company believes in enabling a healthy workforce and providing a benefits program that is designed to attract, retain, and engage employees. In addition to competitive insurance, healthcare, and retirement offerings, examples of more innovative and workforce-specific benefits offerings include: mortgage discount program, student loan assistance program, well-being sessions, and personal finance education. The Bank continues to incorporate mental health, financial well-being, social health, community, and a positive employee experience in their well-being strategies, in addition to physical health. In 2023, the Bank made additional resources available to employees and continued to look for more opportunities to support employees and cultivate an environment where employees can be their whole selves.

Health and Safety: The health and safety of our employees is a priority. We continue our commitment to workplace safety and workforce health to maintain business and operational continuity without diminishing our focus on both employee and customer safety.

Information about our Executive Officers

Listed below are executive officers of the Parent.

Peter S. Ho, 58

Chairman and Chief Executive Officer since July 2010 and President since April 2008.

Dean Y. Shigemura, 60

Vice Chair since December 2017; Chief Financial Officer since March 2017.

Marco A. Abbruzzese, 58

Vice Chair, Senior Executive Director of Wealth Management since January 2022; Regional Managing Director - Washington and Alaska of Wells Fargo from May 2009 to December 2021.

Sharon M. Crofts, 58

Vice Chair, Client Solutions Group since April 2016.

Matthew K.M. Emerson, 46

Chief Strategy Officer since November 2023; Vice Chair since November 2022; Senior Executive Director of Mortgage Banking and Loans from February 2020 to November 2023; Executive Vice President and Senior Executive Director of eCommerce from September 2018 to February 2020.

Patrick M. McGuirk, 54

Vice Chair and Chief Administrative Officer since September 2023; Senior Executive Vice President and Chief General Counsel from November 2020 to September 2023; Executive Vice President and General Counsel at Flagstar Bank from December 2014 to October 2020.

James C. Polk, 57

Chief Banking Officer since January 2022; Chief Commercial Officer from April 2020 to December 2021; Vice Chair since June 2016.

Mary E. Sellers, 67

Vice Chair and Chief Risk Officer since July 2005.

S. Bradley Shairson, 54

Vice Chair and Deputy Chief Risk Officer since May 2023; Chief Credit Officer from May 2023 to January 2024; Chief Operating Officer and Chief Risk Officer of Regions Bank Capital Markets from March 2017 to April 2023.

Jeanne M. Dressel, 62

Principal Accounting Officer, Senior Vice President and Controller since November 2022; Global Controller of Blockchain.com from September 2021 to October 2022; Senior Vice President and Controller of First Interstate Bank from October 2018 to September 2021.

Item 1A. Risk Factors

There are a number of risks and uncertainties that could negatively affect our business, financial condition or results of operations. We are subject to various risks resulting from changing economic, environmental, political, industry, business, financial and regulatory conditions. The risks and uncertainties described below are what management believes are the material risk factors that could affect our business and operations, although they are not the only risks that may have a material adverse effect on the Company.

Risks Related to Macroeconomic and Political Conditions

Adverse changes in business and economic conditions, in particular those of Hawaii, Guam and other Pacific Islands, could lead to lower revenue, lower asset quality, and lower earnings.

Our business and earnings are closely tied to the economies of Hawaii and the Pacific Islands. These local economies rely heavily on tourism, the U.S. military, real estate, construction, government, and other service-based industries. Lower visitor arrivals or spending, real or threatened acts of war or terrorism, public unrest, increases in energy costs, inflation, the availability of affordable air transportation, climate change, natural disasters and adverse weather, public health issues including the COVID-19 pandemic, and federal, State of Hawaii and local government budget issues may impact consumer and corporate spending. Additionally, financial markets may be adversely affected by the current or anticipated impact of military conflict, including continuing military conflict between Israel and Hamas, Russia and Ukraine, terrorism or other geopolitical events.

There has been significant improvement in tourism and general economic conditions in Hawaii since the beginning of the COVID-19 pandemic. However, in August 2023, wildfires broke out in West Maui destroying the historic town of Lahaina as well as structures and farmland in Upcountry Maui and North Kihei. Roughly 2,200 structures were lost in the fire, 86% of which were homes. Although hotels have reopened, Maui's visitor industry will continue to be impacted in the coming years.

Deterioration of economic conditions, locally, nationally, and internationally could adversely affect the quality of our assets, credit losses, and the demand for our products and services, which could lead to lower revenues, higher expenses, and lower earnings. The level of domestic and international visitor arrivals and spending, housing prices, and unemployment rates are some of the metrics that we continually monitor. We also monitor the value of collateral, such as real estate, that secures the loans we have made. The borrowing power of our customers could also be negatively impacted by a decline in the value of collateral.

A prolonged period of inflation may impact our profitability by negatively impacting our fixed costs and expenses. Economic and inflationary pressure on consumers and uncertainty regarding the economic improvement could result in changes in consumer and commercial spending, borrowing and savings habits. Such conditions could have a material adverse effect on the credit quality of our loans and our business, financial condition and results of operations.

Climate change and the governmental responses to it could have a material adverse impact on the Bank and its customers

The impacts of climate change, such as extreme weather conditions, natural disasters and rising sea levels, could impact the Bank's operations as well as those of its customers and third party vendors upon which it relies. Such events could also result in market volatility or negatively impact our customers' ability to pay outstanding loans, or result in the deterioration of the value of our collateral causing a material adverse effect on the Bank's financial condition and results of operation. Furthermore, increasing regulation related to climate change could have an adverse effect on the business and financial condition of the Bank and its customers, including our credit portfolio. Further legislation and regulatory requirements could increase the operating expenses of, or otherwise adversely impact, the Bank or its customers. To the extent that the Bank or its customers experience increases in costs, reductions in the value of assets, constraints on operations or similar concerns driven by changes in regulation relating to climate change, the Bank's business and results of operations may be adversely affected.

Disruptions, instability and failures in the banking industry.

Recent events impacting the financial services industry, including the failure of Silicon Valley Bank, Signature Bank and First Republic Bank, have resulted in decreased confidence in banks among consumer and commercial depositors, other counterparties and investors, as well as significant disruption, volatility and reduced valuations of equity and other securities of banks in the capital markets. These events occurred during a period of rapidly rising interest rates which, among other things, has resulted in unrealized losses in longer duration securities and loans held by banks, more competition for bank deposits and may increase the risk of a potential recession. These recent events have, and could continue to, adversely impact the market price and volatility of the Company's common stock. These recent events may also result in potentially adverse changes to laws or regulations governing banks and bank holding companies or result in the impositions of restrictions through supervisory or enforcement activities, including higher capital requirements, which could have a material impact on our business. Inability to access short-term funding, loss of client deposits or changes in our credit ratings could increase the cost of funding, limit access to capital markets or negatively impact our overall liquidity or capitalization. We may be impacted by concerns regarding the soundness or creditworthiness of other financial institutions, which can cause substantial and cascading disruption within the financial markets and increased expenses.

Any reduction in defense spending by the federal government could adversely impact the economy in Hawaii and the Pacific Islands.

The U.S. military has a major presence in Hawaii and the Pacific Islands. As a result, the U.S. military is an important aspect of the economies in which we operate. The funding of the U.S. military is subject to the overall U.S. Government budget and appropriation decisions and processes which are driven by numerous factors, including geo-political events, macroeconomic conditions, and the ability and willingness of the U.S. Government to enact legislation. U.S. Government appropriations have been and likely will continue to be affected by larger U.S. Government budgetary issues and related legislation. Cuts in defense and other security spending could have an adverse impact on the economies in which we operate, which could adversely affect our business, financial condition, and results of operations.

Changes in interest rates could adversely impact our results of operations and capital.

Our earnings are highly dependent on the spread between the interest earned on loans, leases, and investment securities and the interest paid on deposits and borrowings. We primarily rely on customer deposits as a sizable source of relatively stable and low-cost funds. Changes in market interest rates impact the rates earned on loans, leases, and investment securities and the rates paid on deposits and borrowings. In addition, changes to market interest rates could impact the level of loans, leases, investment securities, deposits, and borrowings, and the credit profile of our current borrowers. Interest rates are affected by many factors beyond our control, and fluctuate in response to general economic conditions, currency fluctuations, and the monetary and fiscal policies of various governmental and regulatory authorities.

Changes in monetary policy, including changes in interest rates, will influence the origination of loans and leases, the purchase of investments, the generation of deposits, and the rates received on loans and investment securities and paid on deposits. Any substantial prolonged change in market interest rates may negatively impact our ability to attract deposits, originate loans and leases, and achieve satisfactory interest rate spreads. If we are unable to continue to fund loans and other assets through customer deposits or access capital markets on favorable terms or if we otherwise fail to manage our liquidity effectively, our liquidity, net interest margin, financial results and conditions may be adversely affected.

Credit losses could increase if economic conditions stagnate or deteriorate.

Increased credit losses for the Bank could result if economic conditions stagnate or deteriorate. The risk of nonpayment on loans and leases is inherent in all lending activities. We maintain a reserve for credit losses to absorb estimated expected credit losses over the life of the loan and lease portfolio as of the balance sheet date. Management makes various assumptions and judgments about the loan and lease portfolios in determining the level of the reserve for credit losses. Many of these assumptions are based on current economic conditions. Should economic conditions stagnate or deteriorate nationally or in Hawaii, we may be required to take increased reserves and/or experience higher credit losses in future periods. Inability of our borrowers to make timely repayments on their loans, or decreases in real estate collateral values may result in increased delinquencies, foreclosures, and customer bankruptcies, any of which could have a material adverse effect on our financial condition or results of operations.

Consumer protection initiatives and court decisions related to the foreclosure process affect our remedies as a creditor.

Proposed consumer protection initiatives related to the foreclosure process, including voluntary and/or mandatory programs intended to permit or require lenders to consider loan modifications or other alternatives to foreclosure, could increase our credit losses or increase our expense in pursuing our remedies as a creditor.

In addition, Hawaii's appellate courts have made rulings that increase the complexity and risk of nonjudicial, or out-of-court, foreclosures. At the same time, a chronic backlog of cases in the Hawaii courts has slowed the judicial foreclosure process, which delays the Bank's ability to take over, preserve, and sell the mortgaged property. The manner in which these issues are ultimately resolved could impact our foreclosure procedures and costs, which in turn could affect our financial condition or results of operations.

Changes in the capital markets could materially affect the level of assets under management and the demand for our other fee-based services

Changes in the capital markets could affect the volume of income from and demand for our fee-based services. Our investment management revenues depend in large part on the level of assets under management. Market volatility that leads customers to liquidate investments or move investments to other institutions or asset classes, as well as lower asset values can reduce our level of assets under management, thereby decreasing our investment management revenues.

The Parent's liquidity is dependent on dividends from the Bank.

The Parent is a separate and distinct legal entity from the Bank. The Parent receives substantially all of its cash in the form of dividends from the Bank. These dividends are the principal source of funds to pay dividends on the Parent's common and preferred stock or to repurchase common stock under the Parent's share repurchase program. Various federal and state laws and regulations impose limitations on the payment of dividends, such as requiring regulatory approval under certain circumstances. Limitations on the Parent's ability to receive dividends from the Bank could have a material adverse effect on the Parent's ability to meet its obligations, pay dividends to shareholders, or repurchase stock.

There can be no assurance that the Parent will repurchase stock or continue to declare cash dividends.

During 2023, the Parent repurchased 150,000 shares of common stock at a total cost of $9.9 million under its share repurchase program. However, we suspended share repurchases in April 2023 in response to the turmoil in the banking industry due to several significant bank failures. The Parent also paid cash dividends of $111.8 million on common shares during 2023. In January 2024, the Parent's Board of Directors declared a quarterly cash dividend of $0.70 per share on the Parent's outstanding common shares.

Our dividend payments and/or stock repurchases may change from time-to-time, and we cannot provide assurance that we will continue to declare dividends and/or repurchase stock in any particular amounts or at all. Dividends and/or stock repurchases are subject to capital availability and periodic determinations by our Board of Directors. We continue to evaluate the potential impact that regulatory proposals may have on our liquidity and capital management strategies, including Basel III and those required under the Dodd-Frank Act. The actual amount and timing of future dividends and share repurchases, if any, will depend on market and economic conditions, applicable SEC rules, federal and state regulatory and supervisory restrictions, and various other factors. In addition, the amount we spend and the number of shares we are able to repurchase under our stock repurchase program may further be affected by a number of other factors, including the stock price and blackout periods in which we are restricted from repurchasing shares. A reduction in or elimination of our dividend payments and/or prolonged suspension of stock repurchases could have a negative effect on our stock price.

Risks Related to Regulatory Changes

Fiscal and Monetary Policy changes may significantly impact our profitability and liquidity

The Company's business and earnings are significantly affected by the fiscal and monetary policies of the Federal Government and its agencies. The Bank is particularly affected by the policies of the Federal Reserve, which regulates the supply of money and credit in the United States. Among the instruments of monetary policy available to the Federal Reserve are (a) conducting open market operations in U.S. government securities, (b) changing the discount rates of borrowings of depository institutions, (c) imposing or changing reserve requirements against depository institutions' deposits, and (d) imposing or changing reserve requirements against certain borrowings by banks and their affiliates. These methods are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. Changes to these policies of the Federal Reserve may have a material effect on our business, results of operations and financial condition.

Legislation and regulatory initiatives affecting the financial services industry, including new interpretations, restrictions and requirements, could detrimentally affect the Company's business.

The Dodd-Frank Act, enacted in July 2010, triggered sweeping reforms to the financial services industry. The Dodd-Frank Act, other consumer protection laws, and their implementing rules and regulations are likely to continue to result in increased compliance costs, along with possible restrictions on our products, services and manner of operations, any of which may have a material adverse effect on our results of operations and financial condition.

The CFPB has exercised its broad rule-making, supervisory, and examination authority of consumer financial products, as well as expanded data collection and enforcement powers, over depository institutions with more than $10.0 billion in assets. Staff changes to key positions within the CFPB by the Biden administration may result in the CFPB pursuing more strict enforcement policies, similar to that experienced under the Obama administration. Regulation of overall safety and soundness, the CRA, federal housing and flood insurance, as they pertain to consumer financial products and services, remains with the FRB. As a result of greater regulatory scrutiny of consumer financial products as a whole, the Company has become subject to more and expanded regulatory examinations, which also could result in increased costs as well as harm to our reputation in the event of a finding that we have not complied with the increased regulatory requirements.

New laws, regulations, and changes, and the uncertainty surrounding whether such laws, regulations and changes will be implemented, interpreted, repealed or reinstated, in the current regulatory and political climate, may continue to increase our costs of regulatory compliance. They may significantly affect the markets in which we do business, the markets for and value of our investments, and our ongoing operations, costs, and profitability.

In addition, there may be increased regulatory scrutiny in the course of routine examinations and otherwise, and new regulations designed to respond to recent negative developments in the banking industry, all of which may increase our costs of doing business and reduce our profitability. Among other things, there may be increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, commercial real estate composition and concentration, and capital and general oversight and control of the foregoing. Financial institutions, such as ourselves, could face increased scrutiny or be viewed as higher risk by regulators and/or the investor community, which could negatively affect its results of operations and financial condition.

Further, leadership and staff changes in regulatory agencies such as the CFPB, CFTC, SEC, and the Treasury Department could lead to changes in the rulemaking, supervision, examination and enforcement priorities and policies of the agencies. The potential impact of any changes within these agencies cannot be predicted at this time.

Changes in the capital, leverage, liquidity requirements for financial institutions could materially affect future requirements of the Company.

Under Basel III, financial institutions are required to have more capital and a higher quality of capital. Under the final rules issued by the banking regulators, minimum requirements increased for both the quantity and quality of capital held by the Company.

Compliance with Basel III resulted in increased capital, liquidity, and disclosure requirements. See the "Regulatory Initiatives Affecting the Banking Industry" section in MD&A for more information.

Changes in income tax laws and interpretations, or in accounting standards, could materially affect our financial condition or results of operations.

Further changes in income tax laws could be enacted, or interpretations of existing income tax laws could change, causing an adverse effect on our financial condition or results of operations. For example, the Inflation Reduction Act was enacted on August 16, 2022, and introduced, among provisions, a new corporate minimum income tax on certain large corporations, an excise tax of 1% on certain share repurchases by corporations, and increased funding for the Internal Revenue Service. Although we do not anticipate the new corporate minimum income tax will currently apply to us, changes in our business and any future regulations or other guidance on the interpretation and application of the new corporate minimum tax, as well as the potential application of the share repurchase excise tax, may result in additional taxes payable by us, which could materially and adversely affect our financial results and operations. Similarly, our accounting policies and methods are fundamental to how we report our financial condition and results of operations. Some of these policies require use of estimates and assumptions that may affect the value of our assets, liabilities, and financial results. Periodically, new accounting standards are issued or existing standards are revised, changing the methods for preparing our financial statements. These changes are not within our control and may significantly impact our financial condition and results of operations.

Risks Related to Business Operations

A failure in or breach of our operational systems, information systems, or infrastructure, or those of our third party vendors and other service providers, may result in financial losses, loss of customers, or damage to our reputation.

We rely heavily on communications and information systems to conduct our business. In addition, we rely on third parties to provide key components of our infrastructure, including loan, deposit and general ledger processing, internet connections, and network access. These types of information and related systems are critical to the operation of our business and essential to our ability to perform day-to-day operations, and, in some cases, are critical to the operations of certain of our customers. These third parties with which we do business or that facilitate our business activities, including exchanges, clearing firms, financial intermediaries or vendors that provide services or security solutions for our operations, could also be sources of operational and information security risk to us, including breakdowns or failures of their own systems or capacity constraints. In addition, our communications and information systems and operations (including those of third parties that facilitate our business activities) could be damaged or interrupted due to events such as natural or human-caused disasters (including public health crises) or extreme weather (including as a result of climate change), geopolitical events and security issues, computer viruses, physical or electronic break-ins, operational failures, and similar events or disruptions.

Although we have safeguards and business continuity plans in place, our business operations may be adversely affected by significant and widespread disruption to our physical infrastructure or operating systems that support our business and our customers, resulting in financial losses, loss of customers, or damage to our reputation.

An interruption or breach in security of our information systems or those related to merchants and third party vendors, including as a result of cyber attacks, could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, or result in financial losses.

Our business requires the collection and retention of large volumes of customer data, including payment card numbers and other personally identifiable information in various information systems that we maintain and in those maintained by third parties with whom we contract to provide data services. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. The integrity and protection of that customer and company data is important to us. As customer, public, legislative and regulatory expectations and requirements regarding operational and information security have increased, our operating systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions and breakdowns.

Our technologies, systems, networks and software, and those of other financial institutions have been, and are likely to continue to be, the target of cybersecurity threats and attacks, which may range from uncoordinated individual attempts to sophisticated and targeted measures directed at us. These cybersecurity threats and attacks may include, but are not limited to, attempts to access information, including customer and company information, malicious code, computer viruses and denial of service attacks that could result in unauthorized access, misuse, loss or destruction of data (including confidential customer information), account takeovers, unavailability of service or other events. These types of threats may result from human error, fraud or malice on the part of external or internal parties, intelligence-gathering by foreign governments, or from accidental technological failure internally or by our vendors. Further, to access our products and services our customers may use computers and mobile devices that are beyond our security control systems. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, has increased as the number, intensity and sophistication of attempted attacks and intrusions around the world have increased.

Our customers and employees have been, and will continue to be, targeted by parties using fraudulent emails and other communications in attempts to misappropriate passwords, payment card numbers, bank account information or other personal information or to introduce viruses or other malware through "trojan horse" programs to our customers' devices. These communications may appear to be legitimate messages sent by the Bank or other businesses, but direct recipients to fake websites operated by the sender of the email or request that the recipient send a password or other confidential information via email or download a program. Despite our efforts to mitigate these threats through product improvements, use of encryption and authentication technology to secure online transmission of confidential consumer information, and customer and employee education, such attempted frauds against us or our merchants and our third party service providers remain a serious issue. The pervasiveness of cyber security incidents in general and the risks of cyber-crime are complex and continue to evolve. In light of several recent high-profile data breaches involving other companies' losses of customer personal and financial information, we believe this risk could cause customer and/or Bank losses, damage to our brand, and increase our costs through the ongoing cost of technology investments to improve security, as well as the potential financial and reputational impact of a cyber security incident involving the Company.

Although we make significant efforts to maintain the security and integrity of our information systems and have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Even the most well-protected information, networks, systems and facilities remain potentially vulnerable because attempted security breaches, particularly cyber-attacks and intrusions, or disruptions will occur in the future, and because the techniques used in such attempts are constantly evolving and generally are not recognized until launched against a target, in some cases are designed not to be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus making it virtually impossible for us to entirely mitigate this risk. A security breach or other significant disruption could: 1) disrupt the proper functioning of our networks and systems and therefore our operations and/or those of certain of our customers; 2) result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of confidential, sensitive or otherwise valuable information of ours or our customers, including account numbers and other financial and personal information; 3) result in a violation of applicable privacy, data breach and other laws, subjecting the Bank to additional regulatory scrutiny and exposing the Bank to civil litigation, governmental fines and possible financial liability; 4) require significant management attention and resources to remedy the damages that result; or 5) harm our reputation or cause a decrease in the number of customers that choose to do business with us or reduce the level of business that our customers do with us. The occurrence of any such failures, disruptions or security breaches could have a negative impact on our results of operations, financial condition, and cash flows as well as damage our brand and reputation.

Our mortgage banking income may experience significant volatility.

Our mortgage banking income is highly influenced by the level and direction of mortgage interest rates, real estate activity, and refinancing activity. Interest rates can affect the amount of mortgage banking activity and impact fee income and the fair value of our derivative financial instruments and mortgage servicing rights. Mortgage banking income may also be impacted by changes in our strategy to manage our residential mortgage portfolio. For example, we may occasionally decide to add more conforming saleable loans to our portfolio (as opposed to selling the loans in the secondary market) which would reduce our gains on sales of residential mortgage loans. These variables could adversely affect mortgage banking income.

Our mortgage loan servicing business may be impacted if we do not meet our obligations, or if servicing standards change.

We act as servicer for mortgage loans sold into the secondary market, primarily to government sponsored enterprises ("GSEs") such as Fannie Mae. As a seller and servicer for those loans, we make warranties about their origination and are required to perform servicing according to complex contractual and handbook requirements. We maintain systems and procedures intended to ensure that we comply with these requirements. We may be penalized and, in limited instances required to repurchase certain mortgages, due to alleged failures to adhere to these requirements. Should GSEs change the requirements in their servicing handbooks, we may sustain higher compliance costs.

Risks related to representation and warranty provisions may impact our mortgage loan servicing business

The Company sells residential mortgage loans in the secondary market primarily to Fannie Mae. The Company also pools Federal Housing Administration ("FHA") insured and U.S. Department of Veterans Affairs ("VA") guaranteed residential mortgage loans for sale to Ginnie Mae. These pools of FHA-insured and VA-guaranteed residential mortgage loans are securitized by Ginnie Mae. The agreements under which the Company sells residential mortgage loans to Fannie Mae or Ginnie Mae and the insurance or guaranty agreements with FHA and VA contain provisions that include various representations and warranties regarding the origination and characteristics of the residential mortgage loans. Although the specific representations and warranties vary among investors, insurance or guarantee agreements, they typically cover ownership of the loan, validity of the lien securing the loan, the absence of delinquent taxes or liens against the property securing the loan, compliance with loan criteria set forth in the applicable agreement, compliance with applicable federal, state, and local laws, and other matters. As of December 31, 2023, the unpaid principal balance of residential mortgage loans sold by the Company was $2.0 billion. The agreements under which the Company sells residential mortgage loans require delivery of various documents to the investor or its document custodian. Although these loans are primarily sold on a non-recourse basis, the Company may be obligated to repurchase residential mortgage loans or reimburse investors for losses incurred if a loan review reveals that underwriting and documentation standards were potentially not met. Some agreements may require the Company to repurchase delinquent loans. Upon receipt of a repurchase request, the Company works with investors or insurers to arrive at a mutually agreeable resolution. Repurchase demands are typically reviewed on an individual loan by loan basis to validate the claims made by the investor or insurer and to determine if a contractually required repurchase event has occurred. The Company manages the risk associated with potential repurchases or other forms of settlement through its underwriting and quality assurance practices and by servicing mortgage loans to meet investor and secondary market standards. For the year ended December 31, 2023, the Company repurchased three residential mortgage loans with an aggregate unpaid principal balance totaling $0.6 million as a result of the representation and warranty provisions contained in these contracts. The loans were delinquent as to principal and interest at the time of repurchase, however, no material losses were incurred related to these repurchases.

Risks relating to residential mortgage loan servicing activities may adversely affect our results.

In addition to servicing loans in the Company's portfolio, substantially all of the loans the Company sells to investors are sold with servicing rights retained. The Company also services loans originated by other mortgage loan originators. As servicer, the Company's primary duties are to: (1) collect payments due from borrowers; (2) advance certain delinquent payments of principal and interest; (3) maintain and administer any hazard, title, or primary mortgage insurance policies relating to the mortgage loans; (4) maintain any required escrow accounts for payment of taxes and insurance and administer escrow payments; and (5) foreclose on defaulted mortgage loans or, to the extent consistent with the documents governing a securitization, consider alternatives to foreclosure, such as loan modifications or short sales. Each agreement under which the Company acts as servicer generally specifies a standard of responsibility for actions taken by the Company in such capacity and provides protection against expenses and liabilities incurred by the Company when acting in compliance with the respective servicing agreements. However, if the Company commits a material breach of obligations as servicer, the Company may be subject to termination if the breach is not cured within a specified period following notice. The standards governing servicing and the possible remedies for violations of such standards vary by investor. These standards and remedies are determined by servicing guides issued by the investors as well as the contract provisions established between the investors and the Company. Remedies could include repurchase of an affected loan.

The requirement to record certain assets and liabilities at fair value may adversely affect our financial results.

We report certain assets, including available-for-sale investment securities, at fair value. Generally, for assets that are reported at fair value we use quoted market prices or valuation models that utilize market data inputs to estimate fair value. Because we record these assets at their estimated fair value, mark-to-market gains or losses may impact equity or income. The level of interest rates can impact the estimated fair value of investment securities. Mark-to-market values of non-hedged available-for-sale investment securities are recorded in shareholders' equity as a component of other comprehensive income, while hedged investment securities are recorded in interest income. Disruptions in the capital markets may require us to reserve for credit losses in future periods with respect to investment securities in our portfolio. The amount and timing of any credit allowance recognized will be measured as the difference between the security's amortized cost basis and the amount expected to be collected over the security's lifetime.

Natural disasters and adverse weather could negatively affect real estate property values and bank operations.

Real estate and real estate property values play an important role for the Bank in several ways. The Bank owns or leases many real estate properties in connection with its operations, primarily located in Hawaii with its unique weather and geology. Our business operations could suffer to the extent the Bank cannot utilize its branch network due to damage from weather or other natural disasters. Real estate is also utilized as collateral for many of our loans. A natural disaster in Hawaii or the Pacific Islands could cause property values in the affected areas to fall, might limit our customers' access to adequate property insurance, or otherwise impact borrowers' ability to pay their financial obligations, any of which would increase our exposure to loan defaults and could require the Bank to record an impairment on our financial statements.

General Risk Factors

Competition may adversely affect our business.

Our future depends on our ability to compete effectively. We compete for deposits, loans, leases, and other financial services with a variety of competitors, including banks, thrifts, savings associations, credit unions, mortgage companies, finance companies, mutual funds, brokerage firms, insurance companies, and other non-traditional providers of financial services, including financial technology companies and financial service subsidiaries of commercial and manufacturing companies. Some of our competitors are not subject to the same level of regulation and oversight that is required of banks and BHCs, and may benefit from tax exemptions or lower tax rates. As a result, some of these competitors may have lower cost structures.

We expect competitive conditions to intensify as consolidation in the financial services industry continues. The financial services industry is also likely to become more competitive as further technological advances enable more companies, including non-depository institutions, to provide financial services. Also, some of our competitors, through delivery channels such as the Internet, may be based outside of the markets that we serve.

Both federal and local laws provide mechanisms for out-of-state banks and their holding companies to acquire or open branches in our service territories. Failure to effectively address this competitive risk by competing, innovating and making effective use of new and existing channels to deliver our products and services could adversely affect our financial condition or results of operations.

Negative public opinion could damage our reputation and adversely impact our earnings and liquidity.

Reputational risk, or the risk to our business, earnings, liquidity, and capital from negative public opinion, could result from our actual or alleged conduct in a variety of areas, including legal and regulatory compliance, lending practices, corporate governance, litigation, ethical issues, or inadequate protection of customer information. We expend significant resources to comply with regulatory requirements. Failure to comply could result in reputational harm or significant legal and/or remedial costs. Damage to our reputation could adversely affect our ability to retain and attract new customers, and adversely impact our earnings and liquidity.

We are subject to certain litigation, and our expenses related to this litigation may adversely affect our results.

We are, from time-to-time, involved in various legal proceedings arising from our normal business activities. These claims and legal actions, including supervisory actions by our regulators, could involve large monetary claims and significant defense costs. The outcome of these cases is uncertain. Substantial legal liability or significant regulatory action against us could have material financial effects or cause significant reputational harm to us, which in turn could seriously harm our business prospects. In recent years, regulatory enforcement and fines have increased across the banking and financial services sector. There is no assurance that those actions will not result in regulatory settlements or other enforcement actions against the Company or the Bank. Furthermore, a single event involving a potential violation of law or regulation may give rise to numerous and overlapping investigations and proceedings by multiple federal and state agencies and officials. In addition, if one or more financial institutions are found to have violated a law or regulation relating to certain business activities, this could lead to investigations by regulators or other governmental agencies of the same or similar activities by other financial institutions, including the Company, and large fines and remedial measures that may have been imposed in resolving earlier investigations for the same or similar activities at other financial institutions may be used as the basis for future settlements.

We may be exposed to substantial uninsured liabilities, which could materially affect our results of operations and financial condition. Based on information currently available, we believe that the eventual outcome of known actions against us will not be materially in excess of such amounts accrued by us. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters may be material to our financial results for any particular period. See the *Contingencies* section of Note 20 to the Consolidated Financial Statements for more information.

Our performance depends on attracting and retaining key employees and skilled personnel to operate our business effectively.

Our success is dependent on our ability to recruit qualified and skilled personnel to operate our business effectively. Competition for these qualified and skilled people is intense. There are a limited number of qualified personnel in the markets we serve, so our success depends in part on the continued services of many of our current management and other key employees. Failure to retain our key employees and maintain adequate staffing of qualified personnel could adversely impact our operations and our ability to compete.

The soundness of other financial institutions may adversely impact our financial condition or results of operations.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, lending, counterparty, or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions or the financial services industry in general have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. We have exposure to many different industries and counterparties, and we routinely execute transactions with brokers and dealers, commercial banks, investment banks, mutual funds, and other institutional clients. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. Such losses could materially affect our financial condition or results of operations.

We have experienced increases in FDIC insurance assessments due to the bank failures that occurred in 2023.

In November 2023, the FDIC implemented a special assessment to recover the loss to the Deposit Insurance Fund following the failures of Silicon Valley Bank, Signature Bank, and First Republic Bank earlier in the year. The assessment was based on reported uninsured deposits as of December 31, 2022. The Company's share of the FDIC special assessment was $14.7 million which was recorded in the fourth quarter of 2023 and is payable in eight quarterly installments starting in June 2024. In February 2024, the FDIC updated the loss estimate related to the bank failures to $20.4 billion, and increase from its original estimate of $16.3 billion. Based on the FDIC's modified loss estimate, we expect an increase in special assessment expense in, or around, June 2024; however, we expect the increase will not be material. Further increases in our assessment fees may have an adverse effect on our results of operations and financial condition.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

As a company that collects and retains large volumes of customer and employee data, including payment card numbers and other personally identifiable information, we face significant and persistent cybersecurity risks. The protection and integrity of that data is important to us, which is demonstrated by the significant efforts and investments made to implement various measures to manage the risk of a security breach or disruption.

Risk Management and Strategy

Assessing, identifying and managing cybersecurity related risks are integrated into our overall Enterprise Risk framework, of which one of the objectives is to ensure the confidentiality, integrity, and availability of our information sets through the maintenance of a comprehensive information security program. One of the key aspects of this program is a risk assessment that is used to identify industry and company-specific risks, measure control effectiveness, identify any gaps that need to be addressed, and linking our controls with applicable policies, standards and guidelines to ensure that responsible parties are aware of their obligations with respect to this program..

*Governanc*e

Since the management of cybersecurity risks is ultimately the responsibility of the Board of Directors, it devotes significant time and attention to the oversight of cybersecurity and information security risks, and benefits from the technical expertise of its members. The Board of Directors reviews an Enterprise Risk Position report that reflects key risk measures and trends across the Company, including cybersecurity. The Board of Directors also reviews and approves the Information Security Policy annually and frequently receives presentations on and discusses cybersecurity and information security risks, industry trends and best practices.

The Audit & Risk Committee, which is charged with assisting the Board of Directors in fulfilling its oversight responsibilities related to the Company's enterprise-wide risk management framework, receives an operational risk update at least quarterly that includes a review of cybersecurity and information security risk.

The Board of Directors is also responsible for the approval and oversight of the Information Security (IS) Program. Our Chief Information Security Officer (CISO), who is designated as the IS Program Coordinator, has extensive information technology, security and program management experience. The Information Risk and Controls Management Department, under the direction of the CISO, administers the IS Program with an objective of preventing cybersecurity incidents by ensuring the confidentiality, integrity and availability of company information. Central to incident management is the Information Security Incident Response Team (ISIRT), which is responsible for responding expeditiously and effectively to security incidents to minimize risks to the business, customers and consumers. In the event of an incident, we follow the detailed incident response plan, which outlines the steps to be followed from incident identification to mitigation, recovery and notification, including notifying functional areas, regulators, as well as senior leadership and the Board, as appropriate.

All of our employees also have a responsibility to protect the privacy of bank confidential and proprietary information. They are required to undergo periodic information security awareness training to ensure a clear understanding of their roles in protecting information assets and to create a security-minded culture.

We continue to strengthen the management and oversight of cybersecurity risks through new security system enhancements, policies, testing, identification and reporting. We also engage a third-party to perform penetration testing and ongoing analysis to identify potential vulnerabilities and areas for additional enhancements.

We utilize third party service providers to support and facilitate business and operational activities and to achieve strategic goals. However, third parties may expose us and our customers to various risks. We have implemented a Third Party Risk Management framework, which provides the tools and practices utilized in the oversight of third party service providers, with an objective to meet legal and regulatory obligations, contractual requirements, performance expectations, and our own principles and values.

We are subject to extensive federal and state regulation of customer privacy and the security of financial information. Our federal regulator, the FRB, is part of the Federal Financial Institutions Examination Council (FFIEC), which publishes extensive guidelines and examination procedures that are used to review the security of Bank of Hawaiʻi and other financial institutions.

For the 2023 period, we reported no material cybersecurity incidents affecting the confidentiality, integrity, or availability of data or systems. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For further information, please see our risk factor titled "An interruption or breach in security of our information systems or those related to merchants and third-party vendors, including as a result of cyber attacks, could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, or result in financial losses."

Item 2. Properties

Our principal offices are located in the Financial Plaza of the Pacific in Honolulu, Hawaii. We own and lease other branch offices and operating facilities located throughout Hawaii and the Pacific Islands. Additional information with respect to premises and equipment is presented in Notes 6 and 23 to the Consolidated Financial Statements.

Item 3. Legal Proceedings

We are from time to time subject to lawsuits, investigations and claims arising out of the conduct of our business. Management believes that the ultimate resolution of these matters is not likely to materially affect our financial position and results of operations. For additional information, see Note 20 to the Consolidated Financial Statements, under the discussion related to Contingencies.

Item 4. Mine Safety Disclosures

Not Applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information, Shareholders, and Dividends

Information regarding the historical market prices of the Parent's common stock, book value, and dividends declared on that stock are shown below.

Market Prices, Book Values, and Common Stock Dividends Per Share

Year/Period		Market Price Range			Book Value	Dividends Declared
		High	Low	Close		
2023	$	81.73 $	30.83 $	72.46 $	31.05 $	2.80
First Quarter		81.73	34.71	52.08		0.70
Second Quarter		52.37	30.83	41.23		0.70
Third Quarter		58.63	39.02	49.69		0.70
Fourth Quarter		75.19	45.56	72.46		0.70
2022	$	92.38 $	70.15 $	77.56 $	28.54 $	2.80
First Quarter		92.38	79.60	83.92		0.70
Second Quarter		84.93	70.97	74.40		0.70
Third Quarter		85.45	70.89	76.12		0.70
Fourth Quarter		82.87	70.15	77.56		0.70

The common stock of the Parent is traded on the New York Stock Exchange (NYSE Symbol: BOH) and quoted daily in leading financial publications. As of February 14, 2024, there were 5,133 common shareholders of record.

The Parent's Board of Directors considers on a quarterly basis the feasibility of paying a cash dividend to its shareholders and the level and feasibility of repurchasing shares of the Parent's common stock. Under the Parent's historical practice, dividends declared on common stock are paid within the quarter. See "Dividend Restrictions" under "Supervision and Regulation" in Item 1 of this report and Note 11 to the Consolidated Financial Statements for more information.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2]
October 1 - 31, 2023	4,712	$ 48.47	—	$ 126,038,927
November 1 - 30, 2023	95	56.81	—	126,038,927
December 1 - 31, 2023	—	—	—	126,038,927
Total	4,807	$ 48.64	—	

[1] During the fourth quarter of 2023, 4,807 shares were acquired from employees in connection with income tax withholdings related to the vesting of restricted stock and acquired by the trustee of a trust established pursuant to the Bank of Hawai'i Corporation Director Deferred Compensation Plan (the "DDCP") directly from the Parent in satisfaction of the Company's obligations to participants under the DDCP. The issuance of these shares was made in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") by Section 4(a) (2) thereof. The trustee under the trust and the participants under the DDCP are accredited investors, as defined in Rule 501(a) under the Securities Act. The transaction was not conducted as part of the share repurchase program, did not involve a public offering and occurred without general solicitation or advertising. The shares were purchased at the closing price of the Parent's common stock on the dates of purchase.

[2] The share repurchase program was first announced in July 2001. The program has no set expiration or termination date. The actual amount and timing of future share repurchases, if any, will depend on market and economic conditions, regulatory rules, applicable SEC rules, and various other factors.

Performance Graph

The following graph shows the cumulative total return for the Parent's common stock compared to the cumulative total returns for the Standard & Poor's ("S&P") 500 Index, and the S&P Supercomposite Regional Bank Index. The Company has included the S&P Supercomposite Regional Bank Index to the graph because the companies in this index are the ones with which the Company competes for capital and talent. The graph assumes that $100 was invested on December 31, 2018, in the Parent's common stock, the S&P 500 Index, and the S&P Supercomposite Regional Bank Index. The cumulative total return on each investment is as of December 31 of each of the subsequent five years and assumes reinvestment of dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN



	2018	2019	2020	2021	2022	2023
Bank of Hawai'i Corporation	$ 100	$ 146	$ 122	$ 138	$ 132	$ 130
S&P 500 Index	$ 100	$ 141	$ 121	$ 164	$ 133	$ 147
S&P Supercomposite Regional Bank Index	$ 100	$ 130	$ 122	$ 170	$ 140	$ 123

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following MD&A is intended to help the reader understand the Company and its operations and is focused on our fiscal 2023 and 2022 financial results, including comparisons of year-to-year performance between these years. Discussion and analysis of our 2021 fiscal year, as well as the year-to-year comparison between fiscal 2022 and 2021, are included "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 1, 2023.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include statements concerning, among other things, the anticipated economic and business environment in our service area and elsewhere, credit quality and other financial and business matters in future periods, our future results of operations and financial position, our business strategy and plans and our objectives and future operations. We also may make forward-looking statements in our other documents filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). In addition, our senior management may provide forward-looking statements orally to analysts, investors, representatives of the media and others. Our forward-looking statements are based on numerous assumptions, any of which could prove to be inaccurate, and actual results may differ materially from those projected because of a variety of risks and uncertainties, including, but not limited to: (1) general economic conditions either nationally, internationally, or locally may be different than expected, and particularly, any event that negatively impacts the tourism industry in Hawaii; (2) the compounding effects of the COVID-19 pandemic, including reduced tourism in Hawaii, the duration and scope of government mandates or other limitations of or restrictions on travel, volatility in the international and national economy and credit markets, inflation, worker absenteeism, quarantines or other travel or health-related restrictions, the length and severity of the COVID-19 pandemic, the pace of recovery following the COVID-19 pandemic, and the effect of government, business and individual actions intended to mitigate the effects of the COVID-19 pandemic; (3) changes in market interest rates that may affect credit markets and our ability to maintain our net interest margin; (4) changes in our credit quality or risk profile that may increase or decrease the required level of our reserve for credit losses; (5) the impact of legislative and regulatory initiatives, particularly the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018; (6) changes to the amount and timing of proposed common stock repurchases; (7) unanticipated changes in the securities markets, public debt markets, and other capital markets in the U.S. and internationally, including, without limitation, the elimination of the London Interbank Offered Rate ("LIBOR") as a benchmark interest rate; (8) changes in fiscal and monetary policies of the markets in which we operate; (9) the increased cost of maintaining or the Company's ability to maintain adequate liquidity and capital, based on the requirements adopted by the Basel Committee on Banking Supervision and U.S. regulators; (10) changes in accounting standards; (11) changes in tax laws or regulations, including Public Law 115-97, commonly known as the Tax Cuts and Jobs Act, or the interpretation of such laws and regulations; (12) any failure in or breach of our operational systems, information systems or infrastructure, or those of our merchants, third party vendors and other service providers; (13) any interruption or breach of security of our information systems resulting in failures or disruptions in customer account management, general ledger processing, and loan or deposit systems; (14) natural disasters, public unrest or adverse weather, public health, disease outbreaks, and other conditions impacting us and our customers' operations or negatively impacting the tourism industry in Hawaii; (15) competitive pressures in the markets for financial services and products; (16) actual or alleged conduct which could harm our reputation; and (17) the impact of litigation and regulatory investigations of the Company, including costs, expenses, settlements, and judgments. Words such as "believes," "anticipates," "expects," "intends," "targeted," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Given these risks and uncertainties, you should not place undue reliance on any forward-looking statement as a prediction of our actual results. The risks and uncertainties that could cause actual results to differ materially from our historical experience and our expectations and projections include but are not limited to those described in Item 1A, "Risk Factors," Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in our most recent Annual Report on Form 10-K and in subsequent SEC filings. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by the federal securities laws.

Critical Accounting Policies

Our Consolidated Financial Statements were prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and follow general practices within the industries in which we operate. The most significant accounting policies we follow are presented in Note 1 to the Consolidated Financial Statements. Application of these principles requires us to make estimates, assumptions, and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of the Consolidated Financial Statements. These factors include among other things, whether the policy requires management to make difficult, subjective, and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. The accounting policies which we believe to be most critical in preparing our Consolidated Financial Statements are those that are related to the determination of the reserve for credit losses, fair value estimates, and income taxes.

Reserve for Credit Losses

A consequence of lending activities is that we may incur credit losses. The amount of such losses will vary depending upon the risk characteristics of the loan and lease portfolio as affected by economic conditions.

The reserve for credit losses consists of the allowance for credit losses (the "Allowance") and the reserve for unfunded commitments (the "Unfunded Reserve"). Accounting policies related to the reserve for credit losses are considered to be critical as these policies involve considerable subjective judgment and estimation by management. These policies are in accordance with Accounting Standards Codification ("ASC") Topic 326 ("ASC 326") Financial Instruments - Credit Losses. In the case of loans, the allowance for credit losses is a contra-asset valuation account, calculated in accordance with ASC 326, that is deducted from the amortized cost basis of loans to present the net amount expected to be collected. In the case of off-balance-sheet credit exposures, the allowance for credit losses is a liability account, calculated in accordance with ASC 326, reported as a component of other liabilities in our consolidated balance sheets.

The estimate of expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit losses. We then consider whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the period from which historical experience was used. These adjustments can include accounting for new or discontinued products, changes in our portfolio composition, delinquency trends, and with forecasted economic conditions including but not limited to unemployment, real estate market conditions (e.g. prices, sales activity and inventory), visitor arrivals, and the continued uncertainty of other global economic impact. The Unfunded Reserve represents the expected credit losses on off-balance sheet commitments such as unfunded commitments to extend credit and standby letters of credit. The Unfunded Reserve is determined by estimating future draws and applying the expected loss rates on those draws. However, a liability is not recognized for commitments unconditionally cancellable by the Company.

The historical loss experience for the commercial portfolio segment is primarily determined using a Cohort method. This method pools loans into groups ("cohorts") sharing similar risk characteristics based on product and risk ratings, and tracks each cohort's historical net charge-offs to calculate a historical loss rate. The historical loss rates for each cohort are then averaged to calculate an overall historical loss rate which is applied to current loan balances to arrive at the quantitative baseline portion of the Allowance for most of the commercial portfolio segment.

The historical loss experience for the consumer portfolio segment is primarily determined using a Vintage method. This method measures historical loss behavior in the form of a historical loss rate for homogenous loan pools that originate in the same period, known as a vintage. The historical loss rates are then applied to origination loan balances by vintage to determine the quantitative baseline portion of the Allowance for most of the consumer portfolio segment. The homogenous loan pools are segmented according to similar risk characteristics (e.g., residential mortgage, home equity) and may be sub-segmented further based on historical loss behavior. For example, we sub-segment residential mortgages by geography and home equity by lien position.

The Unfunded Reserve is determined by estimating future draws and applying the expected loss rates on those draws. Future draws are based on historical averages of utilization rates (i.e., the likelihood of draws taken). To estimate future draws on unfunded balances, current utilization rates are compared to historical utilization rates. If current utilization rates are below historical utilization rates, the rate difference is applied to the committed balance to estimate the future draw. Expected loss rates are estimated using the loss rates calculated for the corresponding loan category in the Allowance. For the commercial portfolio, the historical loss rates were calculated utilizing the Cohort methodology, while the consumer portfolio utilized the Vintage methodology.

We also consider qualitative adjustments to the quantitative baseline such as the impact of current environmental factors at the reporting date that did not exist over the period from which historical experience was used. Relevant factors include, but are not limited to, concentrations of credit risk, such as geographic, large borrower, industry; and economic trends and conditions, such as Hawaii unemployment, real estate prices and market conditions, and visitor arrivals. We also consider changes in underwriting standards, experience and depth of lending staff, trends in delinquencies, and the level of criticized loans.

We also incorporate a reasonable and supportable ("R&S") loss forecast period, which is currently one year, to account for the effect of forecasted economic conditions and other factors on the performance of the loan portfolios, which could differ from historical loss experience. We also perform asset quality reviews which includes a review of forecasted gross charge-offs and recoveries, nonperforming assets, criticized loans and leases, and risk rating migration. The results of the asset quality review are used to consider qualitative adjustments to the quantitative baseline. After the one-year R&S loss forecast period, this adjustment assumes an immediate reversion to historical loss rates for the remaining expected life of the loan.

The company utilizes the University of Hawaii Economic Research Organization ("UHERO") macroeconomic forecast that is updated quarterly based on economic conditions and events. The forecast includes various economic variables for Hawaii such as gross domestic product ("GDP"), unemployment rate, visitor arrivals, residential real estate market conditions, personal income, and inflation rate. We also utilize other third party macroeconomic forecast tools to provide broader US economic variables such as interest rates.

The reserve for credit losses is generally sensitive to economic conditions and assumptions given the impact for potential losses for the consumer portfolio and risk rating migration for the commercial portfolio. For the consumer portfolio, as an example, an increase in the forecasted Hawaii unemployment rate could lead to an increase in the rate of delinquencies and consequently charge-offs for consumer borrowers. For the Allowance at December 31, 2023, a 25 basis point increase in the forecasted Hawaii unemployment rates would have increased the quantitative component of the Allowance for consumer loans by an estimated $1.4 million. For the commercial portfolio, the impact of adverse changes in economic conditions on borrowers will vary, and generally evaluated on a case-by-case basis to include the borrower's existing financial capacity. Borrowers that would be most adversely impacted are identified as having the potential for migrating from a Pass to a Classified risk rating. For the Allowance at December 31, 2023, a 50 basis point increase in the percentage of commercial loans risk rated as Classified would increase the quantitative component of the Allowance for commercial loans by an estimated $1.9 million. This sensitivity analysis is hypothetical and provided only to indicate the potential impact changes in economic conditions and assumptions may have on the Allowance estimate. Additionally, changes in factors and inputs may be directionally inconsistent, such that improvement in one factor may offset deterioration in others.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market inputs. For financial instruments that are traded actively and have quoted market prices or observable market inputs, there is minimal subjectivity involved in measuring fair value. However, when quoted market prices or observable market inputs are not fully available, significant management judgment may be necessary to estimate fair value. In developing our fair value measurements, we maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy defines Level 1 valuations as those based on quoted prices, unadjusted, for identical instruments traded in active markets. Level 2 valuations are those based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-based valuation techniques for which all significant assumptions are observable in the market. Level 3 valuations are based on model-based techniques that use at least one significant assumption not observable in the market, or significant management judgment or estimation, some of which may be internally developed.

Financial assets that are recorded at fair value on a recurring basis include available-for-sale investment securities, loans held for sale, mortgage servicing rights, investments related to deferred compensation arrangements, and derivative financial instruments. As of December 31, 2023, and December 31, 2022, $2.5 billion or 11% and $2.9 billion or 12%, respectively, of our total assets consisted of financial assets recorded at fair value on a recurring basis and most of these financial assets consisted of available-for-sale investment securities measured using information from a third party pricing service. These investments in debt securities and mortgage-backed securities were all classified in either Levels 1 or 2 of the fair value hierarchy. Financial liabilities that are recorded at fair value on a recurring basis are comprised of derivative financial instruments. As of December 31, 2023, and December 31, 2022, $143.9 million and $168.0 million, respectively, or less than 1% of our total liabilities consisted of financial liabilities recorded at fair value on a recurring basis.

As of December 31, 2023, and December 31, 2022, Level 3 financial assets recorded at fair value on a recurring basis were $0.8 million and $46.6 million, respectively, or less than 1% of our total assets, and were comprised primarily of derivative financial instruments. As of December 31, 2023 and December 31, 2022, Level 3 financial liabilities recorded at fair value on a recurring basis were $0 and $168.0 million, respectively.

Our third party pricing service makes no representations or warranties that the pricing data provided to us is complete or free from errors, omissions, or defects. As a result, we have processes in place to monitor and periodically review the information provided to us by our third party pricing service such as: 1) Our third party pricing service provides us with documentation by asset class of inputs and methodologies used to value securities. We review this documentation to evaluate the inputs and valuation methodologies used to place securities into the appropriate level of the fair value hierarchy. This documentation is periodically updated by our third party pricing service. Accordingly, transfers of securities within the fair value hierarchy are made if deemed necessary. 2) On a quarterly basis, management also selects a sample of securities priced by the Company's third party pricing service and reviews the significant assumptions and valuation methodologies used by the pricing service with respect to those securities. The information provided is comprised of market reference data, which may include reported trades; bids, offers, or broker-dealer dealer quotes; benchmark yields and spreads; as well as other reference data as appropriate. Periodically, based on these reviews, management determines whether the current placement of the security in the fair value hierarchy is appropriate or whether transfers may be warranted. 3) On a quarterly basis, management reviews the pricing information received from our third party pricing service. This review process includes a comparison to a second source. 4) Our third party pricing service has also established processes for us to submit inquiries regarding quoted prices. Periodically, we will challenge the quoted prices provided by our third party pricing service. Our third party pricing service will review the inputs to the evaluation in light of the new market data presented by us. Our third party pricing service may then affirm the original quoted price or may update the evaluation on a going forward basis. Generally, we do not adjust the price from the third party service provider. 5) On an annual basis, we obtain and review the third party's most recently issued Service Organization Controls report related to controls placed in operation and tests of operating effectiveness, to update our understanding of the third party pricing service's control environment.

See Note 21 to the Consolidated Financial Statements for more information on our fair value measurements.

Income Taxes

We determine our liabilities for income taxes based on current tax regulations and interpretations in tax jurisdictions where our income is subject to taxation. Currently, we file tax returns for federal, six state and local domestic jurisdictions, and three foreign jurisdictions. In estimating income taxes payable or receivable, we assess the relative merits and risks of the appropriate tax treatment considering statutory, judicial, and regulatory guidance in the context of each tax position. Accordingly, previously estimated liabilities are regularly reevaluated and adjusted through the provision for income taxes. Changes in the estimate of income taxes payable or receivable occur periodically due to changes in tax rates, interpretations of tax law, the status of examinations being conducted by various taxing authorities, and newly enacted statutory, judicial and regulatory guidance that impact the relative merits and risks of each tax position. These changes, when they occur, may affect the provision for income taxes as well as current and deferred income taxes, and may be significant to our statements of income and condition.

Management's determination of the realization of net deferred tax assets is based upon management's judgment of various future events and uncertainties, including the timing, character and amount of future income, as well as the implementation of various tax planning strategies to maximize realization of the deferred tax assets. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. As of December 31, 2023, and December 31, 2022, we carried a valuation allowance of $6.7 million and $6.2 million, respectively, related to our deferred tax assets established in connection with our low-income housing investments.

We are also required to record a liability, referred to as an unrecognized tax benefit ("UTB"), for the entire amount of benefit taken in a prior or future income tax return when we determine that a tax position has a less than 50% likelihood of being accepted by the taxing authority. As of December 31, 2023, and December 31, 2022, our liabilities for UTBs were $3.7 million.

In 2023, the Company recognized federal and State of Hawaii investment tax credits from energy investments. The Company uses the deferral method of accounting for its investment tax credit with the benefit recognized in the provision for income taxes. These credits reduced the Company's provision for income taxes by $1.1 million, 1.0 million, $2.1 million in 2023, 2022, and 2021, respectively.

Overview

We are a regional financial services company serving businesses, consumers, and governments in Hawaii, Guam, and other Pacific Islands. Our principal operating subsidiary, the Bank, was founded in 1897.

Our business strategy is to use our unique market knowledge, prudent management discipline and brand strength to deliver exceptional value to our stakeholders. Our business plan is balanced between growth and risk management while maintaining flexibility to adjust to economic changes. We will continue to focus on providing customers with best-in-class service and an innovative mix of products and services. We will also remain focused on continuing to deliver strong financial results while maintaining prudent risk and capital management strategies as well as our commitment to support our local communities.

Maui Wildfires

On August 8, 2023, wildfires broke out in West Maui destroying the historic town of Lahaina as well as structures and farmland in Kula in Upcountry Maui and North Kihei. Roughly 2,200 structures were lost in the fire, 86% of which were homes. In support of those impacted by the Maui wildfires, Bank of Hawai'i Foundation donated $100,000 to Hawai'i Community Foundation's Maui Strong Fund and we continue to offer various relief loan repayment options to affected residents and businesses.

As of December 31, 2023, loans to our customers impacted by the Maui wildfires represented $154.9 million or 1% of our total loan portfolio, of which $144.0 million is secured and $10.9 million is unsecured. Exposures within the fire impacted zone decreased 8.5% from the previous quarter and our estimated potential loss remains at approximately $11.0 million.

Four months after the wildfires, there remains a great deal of uncertainty surrounding Maui's recovery including the speed and timing of cleanup work, the extent and duration of support programs, how quickly displaced residents can move from hotels to permanent housing, and the amount of time and resources required for rebuilding. Bank of Hawai'i remains committed to supporting the Maui community and will continue to closely monitor the impact on our customers.

Hawaii Economy

The initial adverse economic effects of the Maui wildfires have been somewhat smaller than feared but uncertainties remain about the progress of future recovery. As Maui rebuilds, spillovers to construction elsewhere in the state will be felt, Maui's visitor industry and housing will continue to be impacted, and there will be an ongoing strain on County and State finances.

Due to the Maui wildfires, overall visitor counts to the State of Hawaii dipped below pre-pandemic levels. However, the Maui visitor industry has been recovering faster than anticipated and visitors to the rest of Hawaii reached record levels as travelers redirected their plans to other islands. Due to the weak yen, the Japanese visitor market continues to recover slowly. Considering ongoing recovery efforts on Maui, visitor arrivals to Hawaii are expected to remain flat in 2024 before returning to expected moderate growth in 2025.

Employment recovery on Maui has been more rapid than expected. Overall, the economic environment in Hawaii continues to show continued improvement with the unemployment rate falling from 3.3% in December 2022 to 2.9% in December 2023, which was below the U.S. unemployment rate of 3.7%. For the State overall, job growth is expected to slow throughout 2024; however, rebuilding on Maui is expected to push the need for construction workers and labor to record levels. Construction in other counties will have to compete for resources potentially causing delays in some planned public and private sector projects and likely leading to upward pressure on costs.

High interest rates have slowed the home resale market both because of the cost of first-time home purchases and the "lock-in effect" of the low rates many homeowners have on their current mortgage. While sales volume fell year-over-year given the sharp rise in interest rates, home prices remained relatively stable and months of inventory remained relatively low. The volume of single-family home sales on Oahu decreased 26.3% in 2023 compared to 2022, while the volume of condominium sales on Oahu decreased 28.0% in 2023 compared to 2022. The median price of single-family home sales on Oahu decreased by 5.0% in 2023 compared to 2022, while the condominium sales price on Oahu decreased by 0.3% in 2023 compared to 2022. As of December 31, 2023, months of inventory of single-family homes and condominiums on Oahu was 2.8 months and 3.2 months, respectively, compared to 2.1 months and 2.2 months as of December 31, 2022.

Earnings Summary

Net income for 2023 was $171.2 million, a decrease of $54.6 million or 24% compared to 2022. Diluted earnings per common share were $4.14 in 2023, a decrease of $1.34 or 24% compared to 2022. Our return on average assets was 0.71% in 2023, a decrease of 27 basis points from 2022, and our return on average shareholders' equity was 12.63% in 2023, compared to 16.10% in 2022.

- The return on average common equity for 2023 was 13.89% compared to 17.83% in 2022.

- Net interest income was $497.0 million in 2023, a decrease of $43.5 million compared to 2022. The decrease was primarily due to higher funding costs, partially offset by higher earning asset yields. The net interest margin was 2.24% in 2023, a decrease of 26 basis points from 2022.

- Noninterest income was $176.6 million in 2023, an increase of 12% from 2022.

- Noninterest expense was $437.5 million in 2023, an increase of 5% compared to 2022

- The effective tax rate for 2023 was 24.62% compared with 22.31% in 2022.

In 2023, we focused on strengthening our balance sheet, which we believe will position us well to deliver strong results in 2024.

- Total non-performing assets were $11.7 million as of December 31, 2023, a decrease of $0.9 million from December 31, 2022. Non-performing assets as a percentage of total loans and leases and foreclosed real estate were 0.08% at December 31, 2023, a decrease of 1 basis point from 2022.

- Net loan and lease charge-offs in 2023 were $7.8 million or 6 basis points of total average loans and leases outstanding. Net loan and lease charge-offs in 2023 were comprised of charge-offs of $15.0 million partially offset by recoveries of $7.2 million. Compared to 2022, net loan and lease charge-offs increased by $2.7 million or 2 basis points on total average loans and leases outstanding.

- The allowance for credit losses on loans and leases was $146.4 million as of December 31, 2023, an increase of $2.0 million from December 31, 2022. The ratio of the allowance for credit losses to total loans and leases outstanding was 1.05% at December 31, 2023, down 1 basis point from December 31, 2022.

- Total assets were $23.7 billion as of December 31, 2023, an increase of 1% from December 31, 2022.

- The investment securities portfolio was $7.4 billion as of December 31, 2023, a decrease of $0.9 billion or 10% from December 31, 2022. The portfolio remains largely comprised of securities issued by U.S. government agencies and U.S. government-sponsored enterprises.

- Total loans and leases were $14.0 billion as of December 31, 2023, an increase of 2% from December 31, 2022.

- Total deposits were $21.1 billion as of December 31, 2023, an increase of 2% from December 31, 2022.

- Total shareholders' equity was $1.4 billion as of December 31, 2023, an increase of 7% from December 31, 2022.

- 150,000 shares of common stock were repurchased under the share repurchase program in 2023. Total remaining buyback authority under the share repurchase program was $126.0 million as of December 31, 2023.

- The Company's Board of Directors declared a quarterly cash dividend of $0.70 per share on the Company's outstanding common shares. The dividend will be payable on March 14, 2024 to shareholders of record at the close of business on February 29, 2024.

Analysis of Statements of Income

Average balances, related income and expenses, and resulting yields and rates, on a taxable-equivalent basis, are presented in Table 1. An analysis of the change in net interest income, on a taxable-equivalent basis, is presented in Table 2.

Average Balances and Interest Rates – Taxable-Equivalent Basis   **Table 1**

	2023			2022		
(dollars in millions)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Earning Assets						
Interest-Bearing Deposits in Other Banks	$ 3.5	$ 0.1	2.44%	$ 3.0	$ -	1.05%
Funds Sold	540.4	28.3	5.24	260.5	4.3	1.64
Investment Securities						
Available-for-Sale						
Taxable	2,631.0	93.4	3.55	3,644.2	70.5	1.93
Non-Taxable	6.1	0.2	4.06	4.0	0.1	2.92
Held-to-Maturity						
Taxable	5,173.9	92.2	1.78	4,750.0	80.9	1.70
Non-Taxable	35.1	0.7	2.10	35.6	0.7	2.10
Total Investment Securities	7,846.1	186.5	2.38	8,433.8	152.2	1.80
Loans Held for Sale	3.0	0.2	6.16	6.9	0.3	3.70
Loans and Leases [1]						
Commercial and Industrial	1,497.1	74.0	4.94	1,349.3	46.2	3.42
Paycheck Protection Program	14.1	0.2	1.63	44.0	2.7	6.07
Commercial Mortgage	3,776.2	197.0	5.22	3,420.1	121.9	3.56
Construction	262.1	16.0	6.09	232.6	10.6	4.56
Commercial Lease Financing	63.7	0.8	1.30	88.5	1.3	1.49
Residential Mortgage	4,690.5	168.9	3.60	4,484.2	147.4	3.29
Home Equity	2,268.0	78.2	3.45	2,072.2	62.1	3.00
Automobile	866.1	31.8	3.67	786.1	25.4	3.23
Other [2]	413.8	25.3	6.12	419.5	23.0	5.49
Total Loans and Leases	13,851.6	592.2	4.28	12,896.5	440.6	3.42
Other	78.3	5.1	6.51	40.5	1.2	3.01
Total Earning Assets [3]	22,322.9	812.4	3.64	21,641.2	598.6	2.77
Cash and Due from Banks	292.1			237.4		
Other Assets	1,339.2			1,128.1		
Total Assets	$ 23,954.2			$ 23,006.7		
Interest-Bearing Liabilities						
Interest-Bearing Deposits						
Demand	$ 3,978.7	$ 27.0	0.68%	$ 4,377.1	$ 6.1	0.14%
Savings	8,018.4	137.4	1.71	7,767.7	22.9	0.30
Time	2,424.8	86.4	3.56	1,135.5	10.7	0.94
Total Interest-Bearing Deposits	14,421.9	250.8	1.74	13,280.3	39.7	0.30
Funds Purchased	18.5	0.9	4.79	18.5	0.4	2.26
Short-Term Borrowings	114.0	5.7	5.01	58.6	2.1	3.53
Securities Sold Under Agreements to Repurchase	530.9	16.3	3.07	479.8	12.6	2.63
Other Debt	921.8	39.7	4.30	42.4	2	4.82
Total Interest-Bearing Liabilities	16,007.1	313.4	1.96	13,879.6	56.8	0.41
Net Interest Income		$ 499.0			$ 541.8	
Interest Rate Spread			1.68%			2.36%
Net Interest Margin			2.24%			2.50%
Noninterest-Bearing Demand Deposits	5,990.5			7,270.4		
Other Liabilities	601.1			454.2		
Shareholders' Equity	1,355.5			1,402.5		
Total Liabilities and Shareholders' Equity	$ 23,954.2			$ 23,006.7		

[1.] Non-performing loans and leases are included in the respective average loan and lease balances. Income, if any, on such loans and leases is recognized on a cash basis.

[1.] Comprised of other consumer revolving credit, installment, and consumer lease financing.

[2.] Interest income includes taxable-equivalent basis adjustments, based upon a federal statutory tax rate of 21% of $2.0 million and $1.3 million for the years ended December 31, 2023, and December 31, 2022, respectively.

Analysis of Change in Net Interest Income – Taxable-Equivalent Basis   **Table 2**

(dollars in millions)	Year Ended December 31, 2023 Compared to 2022					
		Volume [1]		Rate [1]		Total
Change in Interest Income:						
Interest-Bearing Deposits in Other Banks	$	0.1	$	-	$	0.1
Funds Sold		7.9		16.1		24.0
Investment Securities						
Available-for-Sale						
Taxable		(23.7)		46.6		22.9
Non-Taxable		0.1		-		0.1
Held-to-Maturity						
Taxable		7.4		3.9		11.3
Total Investment Securities		(16.2)		50.5		34.3
Loans Held for Sale		(0.2)		0.1		(0.1)
Loans and Leases						
Commercial and Industrial		5.5		22.3		27.8
Paycheck Protection Program		(1.2)		(1.3)		(2.5)
Commercial Mortgage		13.8		61.3		75.1
Construction		1.5		3.9		5.4
Commercial Lease Financing		(0.4)		(0.1)		(0.5)
Residential Mortgage		7.0		14.5		21.5
Home Equity		6.2		9.9		16.1
Automobile		2.7		3.7		6.4
Other [2]		(0.3)		2.6		2.3
Total Loans and Leases		34.8		116.8		151.6
Other		1.7		2.2		3.9
Total Change in Interest Income		28.1		185.7		213.8
Change in Interest Expense:						
Interest-Bearing Deposits						
Demand		(0.6)		21.5		20.9
Savings		0.8		113.7		114.5
Time		21.8		53.9		75.7
Total Interest-Bearing Deposits		22.0		189.1		211.1
Funds Purchased		-		0.5		0.5
Short-Term Borrowings		2.5		1.1		3.6
Securities Sold Under Agreements to Repurchase		1.4		2.3		3.7
Other Debt		37.9		(0.2)		37.7
Total Change in Interest Expense		63.8		192.8		256.6
Change in Net Interest Income	$	(35.7)	$	(7.1)	$	(42.8)

[1.] The change in interest income and expense that are not solely due to changes in volume or rate has been allocated on a pro-rata basis to the volume and rate columns.
[2.] Comprised of other consumer revolving credit, installment, and consumer lease financing.

Net Interest Income

Net interest income is affected by the size and mix of our balance sheet components as well as the spread between interest earned on assets and interest paid on liabilities. Net interest margin is defined as net interest income, on a taxable-equivalent basis, as a percentage of average earning assets.

Yields on our earning assets increased by 87 basis points in 2023 compared to 2022 primarily due to the higher rate environment.

Yields on our investment securities portfolio increased by 58 basis points due to the higher rate environment and slower prepayments. Yields on our funds sold increased by 360 basis points also due to higher rates. Yields on our loan and lease portfolio increased by 86 basis points primarily due to an increase in yields on our floating rate loan portfolio and higher rates on loans that originated during the period and the interest income from interest rate swaps that were used to manage our exposure to changes in fair value of our fixed rate loans.

Interest rates paid on our interest-bearing liabilities increased by 155 basis points in 2023 compared to 2022. The interest rates on savings deposits increased by 141 basis points during 2023 compared to 2022. Interest rates paid on time deposits increased by 262 basis points during 2023 compared to 2022. The rates paid on our securities sold under agreements to repurchase increased by 44 basis points compared to 2022. Increases to our funding costs are primarily due to the higher interest rate environment and increased Federal Home Loan Bank advances.

The average balances of our earning assets increased by $0.7 billion or 3% in 2023 compared to 2022 primarily due to an increase in the average balances of our loan and lease portfolio. The average balances of our investment securities decreased by $0.6 billion or 7% in 2023 compared to 2022 primarily due to $159.1 million of investment securities sold in the third quarter of 2023 and cashflows from the portfolio not being reinvested into securities. The average balance of total loan and leases increased by $955.1 million in 2023 compared to 2022 due to growth in our commercial mortgage, residential mortgage, and home equity loan portfolios. The average balance of our commercial mortgage portfolio increased by $356.1 million or 10% in 2023 compared to 2022 as a result of continued demand from new and existing customers. The average balance of our residential mortgage portfolio increased by $206.3 million or 5% in 2023 compared to 2022 primarily due to loan originations partially offset by lower payoff activities. The average balance of our home equity portfolio increased by $195.8 million or 9% in 2023 compared to 2022 mainly due to growth driven by ongoing promotions of our SmartRefi program.

The average balances of our interest-bearing liabilities increased by $2.1 billion or 15% in 2023 compared to 2022 primarily due to increased time deposits and borrowings from the FHLB. The average balances of our core interest-bearing deposit products decreased by $147.7 million or 1% in 2023 compared to 2022 as customers moved their funds into higher rate time deposits. The average balances of our interest-bearing deposits increased by $1.1 billion or 9% in 2023 compared to 2022 primarily due to increased time deposits. The average balance of our time deposits increased by $1.3 billion or 114% in 2023 compared to 2022 as customers moved their funds into higher yielding deposit products as a result of the higher rate environment. The average balances of our securities sold under agreements to repurchase increased by $51.1 million or 11% in 2023 compared to 2022. The increase was due to $300.0 million in repurchase agreements originated in late 2022, offset by terminations of $575 million in the third quarter of 2023. The average balance of our other debt, which was comprised primarily of FHLB advances, increased by $879.4 million in 2023 compared to 2022, primarily due to FHLB advances originated during 2023.

Noninterest Income

Table 3 presents the major components of noninterest income for 2023 and 2022.

Noninterest Income							**Table 3**
					Dollar Change		**Percent Change**
		Year Ended December 31,					
(dollars in thousands)		**2023**		**2022**		**2023 to 2022**	
Trust and Asset Management	$	43,597	$	43,803	$	(206)	(0)%
Mortgage Banking		4,255		5,980		(1,725)	(29)
Service Charges on Deposit Accounts		31,116		29,620		1,496	5
Fees, Exchange, and Other Service Charges		55,556		54,914		642	1
Investment Securities Losses, Net		(11,455)		(6,111)		(5,344)	87
Annuity and Insurance		4,736		3,782		954	25
Bank-Owned Life Insurance		11,643		9,968		1,675	17
Other		37,161		15,585		21,576	138
Total Noninterest Income	$	176,609	$	157,541	$	19,068	12%

Mortgage banking income is highly influenced by mortgage interest rates, the housing market, the amount of our loan sales, and our valuation of mortgage servicing rights. Mortgage banking income decreased by $1.7 million or 29% in 2023 compared to 2022. This decrease was primarily due to the $1.8 million impairment recovery in 2022.

Investment securities losses increased by $5.3 million in 2023 compared to 2022. The increase was primarily due to $4.6 million net losses on sales of investment securities. Although the Company had the ability to hold its investment securities until maturity, during 2023, it made the strategic decision to reduce the size of its AFS portfolio by selling various corporate and municipal bonds which resulted in a realized loss of $4.6 million.

Bank-owned life insurance increased by $1.7 million or 17% in 2023 compared to 2022 primarily due to an increase in death benefits received in 2023.

Other noninterest income increased by $21.6 million or 138% in 2023 compared to 2022. This increase was primarily due to a $14.7 million gain on the extinguishment of repurchase agreements in 2023 combined with a $6.9 million loss on the sale of leased assets that was recognized in the prior year.

Noninterest Expense

Table 4 presents the major components of noninterest expense for 2023 and 2022.

Noninterest Expense   **Table 4**

(dollars in thousands)	Year Ended December 31, 2023	Year Ended December 31, 2022	Dollar Change 2023 to 2022	Percent Change 2023 to 2022
Salaries and Benefits:				
Salaries	$ 154,497	$ 146,840	$ 7,657	5%
Incentive Compensation	13,339	23,425	(10,086)	(43)
Share-Based Compensation	14,770	15,220	(450)	(3)
Commission Expense	2,798	4,708	(1,910)	(41)
Retirement and Other Benefits	15,707	17,242	(1,535)	(9)
Payroll Taxes	14,677	13,395	1,282	10
Medical, Dental, and Life Insurance	12,767	11,958	809	7
Separation Expense	5,524	2,482	3,042	123
Total Salaries and Benefits	234,079	235,270	(1,191)	(1)
Net Occupancy	39,924	39,441	483	1
Net Equipment	40,251	38,374	1,877	5
Data Processing	18,836	18,362	474	3
Professional Fees	17,459	14,557	2,902	20
FDIC Insurance	28,313	6,546	21,767	333
Other Expense:				
Delivery and Postage Services	6,656	6,606	50	1
Mileage Program Travel	4,381	4,591	(210)	(5)
Merchant Transaction and Card Processing Fees	6,509	6,005	504	8
Advertising	8,171	9,976	(1,805)	(18)
Amortization - Solar Energy Partnership Investments	777	1,189	(412)	(35)
Other	32,162	34,348	(2,186)	(6)
Total Other Expense	58,656	62,715	(4,059)	(6)
Total Noninterest Expense	$ 437,518	$ 415,265	$ 22,253	5%

Total salaries and benefits decreased by $1.2 million or 1% in 2023 compared to 2022 primarily due to a decrease in incentive compensation coupled with a decrease in commission expense and retirement and other benefits. These decreases were offset by an increase in base salaries, payroll taxes, and separation expense.

Professional fees expense increased by $2.9 million or 20% in 2023 compared to 2022 primarily due to an increase in legal fees coupled with an increase in outsourcing various administrative and support functions.

FDIC insurance increased by $21.8 million or 333% in 2023 compared to 2022 primarily due to a $14.7 million charge due to an industry-wide FDIC special assessment and an increase in the initial base deposit insurance assessment rate. In November 2023, the FDIC issued a final rule to implement a special assessment to recover the losses to the Deposit Insurance Fund arising from the protection of uninsured depositors following the closures of Silicon Valley Bank, Signature Bank and First Republic Bank. The special assessment will be collected at an annual rate of approximately 13.4 basis points to an assessment base that would equal an Insured Depository Institution's estimated uninsured deposits reported as of December 31, 2022, adjusted to exclude the first $5 billion, and will be paid in eight quarterly installments beginning in the second quarter of 2024. In February 2024, we received notification from the FDIC that the estimated loss attributable to the protection of uninsured depositors at Silicon Valley Bank and Signature Bank is $20.4 billion, an increase of approximately $4.1 billion from the estimate of $16.3 billion described in the final rule. The FDIC plans to provide institutions subject to the special assessment an updated estimate of each institution's quarterly and total special assessment expense with its first quarter 2024 special assessment invoice, to be released in June 2024.

Income Taxes

Table 5 presents our provision for income taxes and effective tax rates for 2023 and 2022:

Provision for Income Taxes and Effective Tax Rates		**Table 5**
(dollars in thousands)	**Provision for Income Taxes**	**Effective Tax Rates**
2023	$ 55,914	24.62%
2022	$ 64,830	22.31%

The provision for income taxes was $55.9 million in 2023, a decrease of $8.9 million compared to 2022. The higher effective tax rate in 2023 compared to 2022 was primarily due to a decrease in tax benefits from tax-advantaged investments in 2023.

Analysis of Business Segments

Our business segments are Consumer Banking, Commercial Banking, and Treasury and Other. Table 6 summarizes net income from our business segments for 2023 and 2022. Additional information about segment performance is presented in Note 13 to the Consolidated Financial Statements.

Business Segment Net Income				**Table 6**
		Year Ended December 31,		
(dollars in thousands)		**2023**		**2022** [1]
Consumer Banking	$	132,641	$	88,364
Commercial Banking		128,545		124,157
Total		261,186		212,521
Treasury and Other		(89,984)		13,283
Consolidated Total	$	171,202	$	225,804

[1.] Certain prior period information has been reclassified to conform to current presentation.

Consumer Banking

Net income increased by $44.3 million or 50% in 2023 compared to 2022, primarily due to an increase in net interest income. This was partially offset by increases in noninterest expense and the provision for credit losses. The increase in net interest income was primarily due to higher deposit spreads and higher loan balances, partially offset by lower loan spreads and lower deposit balances. The increase in noninterest expense is primarily due to higher allocated expense related to the FDIC special assessment recorded in the fourth quarter of 2023. The increase in the provision for credit losses was primarily due to higher net charge-offs in the installment loan portfolio, and lower recoveries in the residential mortgage and home equity portfolios.

Commercial Banking

Net income increased by $4.4 million or 4% in 2023 compared to 2022 primarily due to an increase in net interest income and noninterest income, partially offset by an increase in noninterest expense, and an increased tax provision. The increase in interest income is primarily due to higher spreads on noninterest bearing deposits, along with larger average balances on time deposits and commercial mortgage loans. The increase in net interest income was partially offset by decreased spreads on commercial and industrial and construction loans, as well as interest bearing deposit and savings spreads. The increase in noninterest income is primarily due to a one-time pre-tax charge of $6.9 million in the third quarter of 2022 related to our agreement to sell assets which terminated certain leveraged leases, along with increases in merchant income, and fees earned on money market sweep balances. The increase was partially offset by a decrease in account analysis, loan fees, letters of credit, and customer derivative program revenue. The increase in noninterest expense was driven by increased salaries and benefits, merchant transaction fees, broker charges related to customer derivative program revenue, and higher allocated expenses from support units.

Treasury and Other

Net income decreased by $103.3 million in 2023 compared to 2022 primarily due to lower net interest income and higher noninterest expense, partially offset by higher noninterest income. Provision for credit losses in 2023 was $14.1 million higher than in 2022, as 2022 included $12.9 million in provision recovery resulting from higher provision expense taken during COVID-19. Net interest income decreased by $123.1 million in 2023 from 2022 as a result of higher deposit spreads, partially offset by higher loan spreads. Noninterest income in 2023 was $12.0 million higher than 2022, primarily as a result of a $7.8 million gain on debt extinguishment. Noninterest expense in 2023 was $5.2 million higher than 2022. This increase is primarily due to early termination costs incurred in the third and fourth quarter of 2022. The provision for income taxes in this business segment represents the residual amount to arrive at the total tax expense for the Company.

Analysis of Statements of Condition

Investment Securities

Table 7 presents the maturity distribution at amortized cost, weighted-average yield to maturity, and fair value of our investment securities.

Maturities and Average Yield on Securities											Table 7
(dollars in millions)	1 Year or Less	Weighted Average Yield	After 1 Year-5 Years	Weighted Average Yield	After 5 Years-10 Years	Weighted Average Yield	Over 10 Years	Weighted Average Yield	Total	Weighted Average Yield	Fair Value
As of December 31, 2023											
Available-for-Sale [1]											
Debt Securities Issued by the U.S. Treasury and Government Agencies [2]	$ 1.3	1.7%	$ 222.0	2.9%	$ —	0.0%	$ —	0.0%	$ 223.3	2.8%	$ 212.6
Debt Securities Issued by States and Political Subdivisions	0.3	2.7	6.1	2.2	67.0	2.1	—	—	73.4	2.1	63.8
Debt Securities Issued by U.S. Government-Sponsored Enterprises	—	0.5	1.6	1.5	—	—	—	—	1.6	1.5	1.5
Debt Securities Issued by Corporations	—	—	239.7	4.2	466.3	5.1	—	—	706.0	4.8	657.7
Mortgage-Backed Securities [2]											
Residential - Government Agencies	1.8	3.7	131.7	3.0	580.4	2.4	—	—	713.9	2.5	629.3
Residential - U.S. Government-Sponsored Enterprises	0.8	2.3	327.0	1.5	490.5	1.9	—	—	818.3	1.8	709.1
Commercial - Government Agencies	—	—	151.1	2.7	6.4	2.5	—	—	157.5	2.7	134.9
Total Mortgage-Backed Securities	2.6	3.3	609.8	2.2	1,077.3	2.2	—	—	1,689.7	2.2	1,473.3
Total Available-for-Sale	$ 4.2	2.7%	$ 1,079.2	2.8%	$ 1,610.6	3.0%	$ —	0.0%	$ 2,694.0	2.9%	$ 2,408.9
Held-to-Maturity											
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ —	0.0%	$ 82.2	1.2%	$ 49.5	1.5%	$ —	0.0%	$ 131.7	1.3%	$ 116.5
Debt Securities Issued by Corporations	0.7	1.8	—	—	10.8	1.6	—	—	11.5	1.6	9.5
Mortgage-Backed Securities [2]											
Residential - Government Agencies	5.6	2.3	102.4	2.8	1,566.1	1.5	—	—	1,674.1	1.6	1,408.6
Residential - U.S. Government-Sponsored Enterprises	0.5	1.6	85.4	2.3	2,278.8	1.9	379.4	1.9	2,744.1	1.9	2,374.1
Commercial - Government Agencies	3.5	2.5	262.3	1.4	135.3	1.5	34.8	1.7	435.9	1.5	344.9
Total Mortgage-Backed Securities	9.6	2.4	450.1	1.9	3,980.2	1.7	414.2	1.9	4,854.1	1.7	4,127.6
Total Held-to-Maturity	$ 10.3	2.3%	$ 532.3	1.8%	$ 4,040.5	1.7%	$ 414.2	1.9%	$ 4,997.3	1.7%	$ 4,253.6
Total Investment Securities											
As of December 31, 2023	$ 14.5		$ 1,611.5		$ 5,651.1		$ 414.2		$ 7,691.3		$ 6,662.5
As of December 31, 2022	$ 29.4		$ 1,564.0		$ 6,595.6		$ 397.5		$ 8,586.5		$ 7,460.2

[1] Weighted-average yields on investment securities available-for-sale are based on amortized cost.

[2] Information for mortgage-backed securities and small business administration securities reflect weighted average life, including anticipated future prepayments.

As of December 31, 2023, our investment securities portfolio was comprised of securities with an average base duration of approximately 5.45 years.

We continually evaluate our investment securities portfolio in response to established asset/liability management objectives, changing market conditions that could affect profitability, and level of interest rate risk to which we are exposed. These evaluations may cause us to change the level of funds deployed into investment securities, change the composition of our investment securities portfolio, and change the proportion of investments made into the available-for-sale and held-to-maturity investment categories.

Mortgage-backed securities issued by Ginnie Mae, Fannie Mae, and Freddie Mac continue to be the largest concentrations in the portfolio. As of December 31, 2023, these mortgage-backed securities were all AAA-rated, with a low probability of a change in their credit ratings in the near future. As of December 31, 2023, our available-for-sale investment securities portfolio was comprised of securities with an average base duration of approximately 3.83 years.

Gross unrealized gains in our investment securities portfolio were $0.7 million as of December 31, 2023, and $1.9 million as of December 31, 2022. Gross unrealized losses in the investment securities portfolio were $1.0 billion as of December 31, 2023, and $1.1 billion as of December 31, 2022. The overall decrease in net unrealized losses was primarily due to prepayments and sale of securities in the third quarter of 2023.

The gross unrealized loss positions were primarily related to mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises. These securities carry the explicit and/or implicit guarantee of the U.S. government, are widely recognized as "risk free," and have a long history of zero credit loss. Total gross unrealized losses were primarily attributable to changes in interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. We do not intend to sell the investment securities that were in an unrealized loss position and it is not more likely than not that we will be required to sell the investment securities before recovery of their amortized cost basis, which may be at maturity.

See Note 3 to the Consolidated Financial Statements for more information.

The Company's corporate bond holdings as of December 31, 2023, had a fair value of $667.2 million. Of this total, $4.1 million or 1% was fully guaranteed by the Export-Import Bank of the United States, an agency of the U.S. government, and $8.8 million or 1% was fully guaranteed by the U.S. government acting through the U.S. Agency for International Development. Of the remaining $654.3 million of corporate bonds, all were credit-rated A- or better by at least one nationally recognized statistical rating organization.

Loans and Leases

Table 8 presents the composition of our loan and lease portfolio by major categories.

Loans and Leases					**Table 8**
	December 31,				
(dollars in thousands)	**2023**	**2022**	**2021**	**2020**	**2019**
Commercial					
Commercial and Industrial	$ 1,652,699	$ 1,389,066	$ 1,361,921	$ 1,357,610	$ 1,379,152
Paycheck Protection Program	11,369	19,579	126,779	517,683	—
Commercial Mortgage	3,749,016	3,725,542	3,152,130	2,854,829	2,518,051
Construction	304,463	260,825	220,254	259,798	194,170
Lease Financing	59,939	69,491	105,108	110,766	122,454
Total Commercial	5,777,486	5,464,503	4,966,192	5,100,686	4,213,827
Consumer					
Residential Mortgage	4,684,171	4,653,072	4,309,602	4,130,513	3,891,100
Home Equity	2,264,827	2,225,950	1,836,588	1,604,538	1,676,073
Automobile	837,830	870,396	736,565	708,800	720,286
Other [1]	400,712	432,499	410,129	395,483	489,606
Total Consumer	8,187,540	8,181,917	7,292,884	6,839,334	6,777,065
Total Loans and Leases	$ 13,965,026	$ 13,646,420	$ 12,259,076	$ 11,940,020	$ 10,990,892

[1.] Comprised of other revolving credit, installment, and lease financing.

Total loans and leases were $14.0 billion as of December 31, 2023. This represents a $318.6 million or 2% increase from December 31, 2022, primarily due to growth in the commercial loan and lease portfolio.

The commercial loan and lease portfolio is comprised of commercial and industrial loans, Paycheck Protection Program loans, commercial mortgages, construction loans, and lease financing. Commercial and industrial loans are made primarily to corporations, middle market, and small businesses for the purpose of financing equipment acquisitions, expansion, working capital, and other general business purposes. Paycheck Protection Program loans provided cash flow assistance to small businesses affected by economic conditions as a result of the COVID-19 pandemic. Commercial mortgages and construction loans are offered to real estate investors, developers, and builders primarily domiciled in Hawaii. Commercial mortgages are secured by first mortgages on commercial real estate at loan-to-value ratios generally not exceeding 75%. The commercial properties are predominantly multifamily, industrial and retail centers that are primarily grocery or drug store-anchored, and to a lesser extent, specialized properties such as hotels. The primary source of repayment for investor property is cash flow from the property and for owner-occupied property is the operating cash flow from the business.

Construction loans are made for the purchase or construction of a property for which repayment will be generated by the property. We classify loans as construction until the completion of the construction phase. Following construction, if a loan is retained, the loan is reclassified to the commercial mortgage category. Lease financing consists of sales-type leases used by commercial customers to finance capital purchases. Although our primary market is Hawaii, the commercial portfolio contains loans to some borrowers based on the U.S. Mainland, including some Shared National Credits, which have a business connection to Hawaii or are associated with a Hawaii customer relationship.

Commercial loans and leases were $5.8 billion as of December 31, 2023, an increase of $313.0 million or 6% from December 31, 2022. Commercial and industrial loans increased by $263.6 million or 19% from December 31, 2022 primarily due to higher corporate demand for funding from new and existing customers. Paycheck Protection Program loans decreased by $8.2 million or 42% from December 31, 2022, primarily due to paydowns. Commercial mortgage loans increased by $23.5 million or 1% from December 31, 2022, primarily due to continued demand from new and existing customers. Construction loans increased by $43.6 million or 17% from December 31, 2022, primarily due to demand from new and existing customers offset by paydowns and loans converted to commercial mortgages. Lease financing decreased by $9.6 million or 14% from December 31, 2022, primarily due to paydowns.

The consumer loan and lease portfolio is comprised of residential mortgage loans, home equity lines and loans, indirect auto loans and leases, and other consumer loans including personal credit lines and direct installment loans. These products are generally offered in the geographic markets we serve. Although we offer a variety of products, our residential mortgage loan portfolio is primarily comprised of fixed-rate loans concentrated in Hawaii. We also offer a variety of home equity lines and loans, which are primarily secured by first lien mortgages on residential property of the borrower. Automobile lending activities include loans and leases secured by new or used automobiles. We originate automobile loans and leases on an indirect basis through selected dealerships. Direct installment loans are generally unsecured and are primarily used for personal expenses or for debt consolidation.

Consumer loans and leases were $8.2 billion as of December 31, 2023, and remained relatively unchanged from December 31, 2022. Residential mortgage loans increased by $31.1 million or 1% from December 31, 2022. While production has decreased significantly due to the higher rate environment, overall loan balances increased primarily due to a shift in consumer preference to lower adjustable rate mortgages for new home purchases over fixed rate mortgages. Home equity increased by $38.9 million or 2% from December 31, 2022, as production continued to exceed payoffs and amortization despite lower production levels. Automobile loans decreased by $32.6 million or 4% from December 31, 2022 due to a decrease in production from a rising rate environment. Other consumer loans decreased by $31.8 million or 7% from December 31, 2022, due to a slowdown in installment loan originations and continued paydown of installment loans and automobile loans and leases.

See Note 4 to the Consolidated Financial Statements and the "Corporate Risk Profile – Credit Risk" section of MD&A for more information on our loan and lease portfolio.

Table 9 presents the geographic distribution of our loan and lease portfolio.

Geographic Distribution of Loan and Lease Portfolio   **Table 9**

		December 31, 2023			
(dollars in thousands)	Hawaii	U.S. Mainland [1]	Guam	Other Pacific Islands	Total
Commercial					
Commercial and Industrial	$ 1,422,819	$ 142,264	$ 71,576	$ 16,040	$ 1,652,699
Paycheck Protection Program	9,192	1,522	318	337	11,369
Commercial Mortgage	3,270,239	288,174	190,165	438	3,749,016
Construction	304,463	—	—	—	304,463
Lease Financing	59,152	—	787	—	59,939
Total Commercial	5,065,865	431,960	262,846	16,815	5,777,486
Consumer					
Residential Mortgage	4,606,763	3,467	73,504	437	4,684,171
Home Equity	2,216,554	44	48,229	—	2,264,827
Automobile	648,937	—	146,885	42,008	837,830
Other [2]	343,054	—	48,020	9,638	400,712
Total Consumer	7,815,308	3,511	316,638	52,083	8,187,540
Total Loans and Leases	$ 12,881,173	$ 435,471	$ 579,484	$ 68,898	$ 13,965,026
Percentage of Total Loans and Leases	92%	3%	4%	0%	100%

[1]. For secured loans and leases, classification as U.S. Mainland is made based on where the collateral is located. For unsecured loans and leases, classification as U.S. Mainland is made based on the location where the majority of the borrower's business operations are conducted.
[2]. Comprised of other revolving credit, installment, and lease financing.

Our commercial and consumer lending activities are concentrated primarily in Hawaii and the Pacific Islands. Our commercial loan and lease portfolio to borrowers based on the U.S. Mainland includes participation in Shared National Credits.

Table 10 presents a maturity distribution for selected loan categories.

Maturities for Selected Loan Categories [1]   **Table 10**

				December 31, 2023				
(dollars in thousands)	Due in One Year or Less	Due After One to Five Years	Due After Five to Ten Years	Due After Ten to Fifteen Years	Due After Fifteen Years	Total	Variable Rate Loans	Fixed Rate Loans
Commercial								
Commercial and Industrial	$ 543,874	$ 378,938	$ 399,177	$ 148,285	$ 182,425	$ 1,652,699	$ 1,189,921	$ 462,778
Paycheck Protection Program	—	11,369	—	—	—	11,369	—	11,369
Commercial Mortgage	283,581	1,361,882	1,936,444	164,014	3,095	3,749,016	2,324,803	1,424,213
Construction	86,009	81,317	30,559	20,911	85,667	304,463	239,224	65,239
Lease Financing	3,274	43,693	12,972	—	—	59,939	—	59,939
Total Commercial	916,738	1,877,199	2,379,152	333,210	271,187	5,777,486	3,753,948	2,023,538
Consumer								
Residential Mortgage	310	36,525	90,643	309,572	4,247,121	4,684,171	669,918	4,014,253
Home Equity	3,415	7,721	49,619	416,864	1,787,208	2,264,827	1,136,737	1,128,090
Automobile	12,181	555,716	269,933	—	—	837,830	—	837,830
Other [2]	52,159	270,480	78,073	—	—	400,712	36,917	363,795
Total Consumer	68,065	870,442	488,268	726,436	6,034,329	8,187,540	1,843,572	6,343,968
Total Loans and Leases	$ 984,803	$ 2,747,641	$ 2,867,420	$ 1,059,646	$ 6,305,516	$ 13,965,026	$ 5,597,520	$ 8,367,506

[1]. Based on contractual maturities.
[2]. Comprised of other revolving credit, installment, and lease financing.

Goodwill

Goodwill was $31.5 million as of December 31, 2023, and December 31, 2022. As of December 31, 2023, based on our qualitative assessment, there were no reporting units where we believed it was more likely than not that the fair value of a reporting unit was less than its carrying amount, including goodwill. See Note 1 to the Consolidated Financial Statements for more information on our goodwill impairment policy.

Other Assets

Other assets were $639.5 million as of December 31, 2023, an increase of $65.5 million or 11% from December 31, 2022. The increase resulted from various items. Derivative financial instruments increased by $47.4 million due to the conversion of our interest rate swap portfolio from LIBOR to CME Term SOFR. Collateral payments received for our LIBOR swap portfolio were considered legal settlements of the derivatives' exposure in accordance with the rules of the central clearinghouses that were used for settlement purposes. These payments were required to be presented as a contra asset, which reduced the balance of our derivative financial instruments. Currently, our CME Term SOFR swaps are not clearable via a central clearinghouse. Thus, collateral payments received are treated as collateral rather than legal settlements of the derivatives' exposure and are presented in Other Liabilities in the consolidated statements of condition. Low-income housing and other equity investments increased by $33.6 million due to new projects, partially offset by amortization of existing investments. Federal Home Loan Bank of Des Moines stock increased by $9.2 million due to increase of activity-based stock. In 2023, we restructured investments held by the deferred compensation plan. As a result, $43.5 million of plan assets were classified as Bank-Owned Life Insurance in the Consolidated Statements of Condition as of December 31, 2023. See Note 7 to the Consolidated Financial Statements for more information on the composition of our other assets.

Deposits

Table 11 presents the components of our deposits by major customer categories as of December 31, 2023, and December 31, 2022.

Deposits				**Table 11**
		December 31,		
(dollars in thousands)		**2023**		**2022**
Consumer	$	10,319,809	$	10,304,335
Commercial		8,601,224		8,569,670
Public and Other		2,134,012		1,741,691
Total Deposits	$	21,055,045	$	20,615,696

Total deposits were $21.1 billion as of December 31, 2023, a $439.3 million or 2% increase from December 31, 2022. This increase was primarily due to an increase in public and other deposits. Consumer and commercial deposits remained relatively unchanged from December 31, 2022. Public and other deposits increased by $392.3 million or 23% due to an increases of $299.2 million in core deposits and $93.1 million in time deposits.

Table 12 presents the components of our savings deposits as of December 31, 2023, and December 31, 2022.

Savings Deposits				**Table 12**
		December 31,		
(dollars in thousands)		**2023**		**2022**
Money Market	$	3,258,631	$	3,101,594
Regular Savings		4,930,841		4,860,816
Total Savings Deposits	$	8,189,472	$	7,962,410

Table 13 presents the maturity distribution of the estimated uninsured time deposits as of December 31, 2023, and December 31, 2022.

Maturity Distribution of Estimated Uninsured Time Deposits				**Table 13**
		December 31,		
(dollars in thousands)		**2023**		**2022**
Remaining maturity:				
Three months or less	$	663,342	$	715,224
After three through six months		382,684		180,933
After six through twelve months		236,205		242,426
After twelve months		483,841		115,335
Total	$	1,766,072	$	1,253,918

Estimated uninsured time deposits increased $512.2 million from December 31, 2022, primarily due to higher interest rates attracting more time deposits. Uninsured amounts are estimated based on the portion of account balances in excess of FDIC insurance limits.

Estimated uninsured deposits as calculated pursuant to regulatory guidance and reported in our Call Report include deposits that were collateralized by government-backed securities and intercompany deposits of wholly-owned subsidiaries. The table below presents a reconciliation of our estimated uninsured deposits reported in our Call Report to our adjusted uninsured deposits. We believe the adjusted uninsured deposits provides useful information about our overall credit risk related to our customers' deposits.

Uninsured Deposits Reconciliation				**Table 13a**
		December 31,		
(dollars in thousands)		**2023**		**2022**
Estimated Uninsured Deposits, as Reported in our Call Report	$	11,012,425	$	10,486,438
Less:				
Deposits Collateralized by Government-Backed Securities		(2,038,011)		(1,630,468)
Intercompany Deposits of Wholly-Owned Subsidiaries		(69,399)		(63,132)
Other		(34,340)		(4,309)
Adjusted Uninsured Deposits	$	8,870,675	$	8,788,529

Securities Sold Under Agreements to Repurchase

Table 14 presents the composition of our securities sold under agreements to repurchase.

Securities Sold Under Agreements to Repurchase				**Table 14**
		December 31,		
(dollars in thousands)		**2023**		**2022**
Private Institutions	$	150,000	$	725,000
Government Entities		490		490
Total Securities Sold Under Agreements to Repurchase	$	150,490	$	725,490

Securities sold under agreements to repurchase as of December 31, 2023, decreased by $575.0 million or 79% from December 31, 2022. Some of our repurchase agreements with private institutions may be terminated at earlier specified dates by the private institution or in some cases by either the private institution or the Company. If all such agreements were to terminate at the earliest possible date, the weighted-average maturity for our repurchase agreements with private institutions would be 0.6 years. Each of our repurchase agreements is accounted for as collateralized financing arrangement (i.e., secured borrowing) and not as a sale and subsequent repurchase of securities. See Note 9 *Securities Sold Under Agreements to Repurchase* for more information.

Other Debt

Other debt was $560.2 million as of December 31, 2023, an increase of $149.9 million or 37% from December 31, 2022. In 2023, we added a net $550.0 million of FHLB advances with a weighted-average interest rate of 4.13% and maturity dates ranging from 2026 to 2028. As of December 31, 2023, our available capacity under our line of credit with the FHLB was $2.5 billion.

Pension and Postretirement Plan Obligations

Retirement benefits payable were $23.7 million as of December 31, 2023, a $3.3 million or 12% decrease from December 31, 2022. Our pension and postretirement benefit obligations and net periodic benefit cost are actuarially determined based on a number of key assumptions, including the discount rate, the expected return on plan assets, and the health-care cost trend rate. The accounting for pension and postretirement benefit plans reflect the long-term nature of the obligations and the investment horizon of the plan assets. The decrease in retirement benefits payable was primarily due to the improvement of the funded status of the pension plan due to better than expected return on investment assets.

The discount rate is used to determine the present value of future benefit obligations and the net periodic benefit cost. The discount rate used to value the present value of future benefit obligations as of each year-end is the rate used to estimate the net periodic benefit cost for the following year. Table 15 presents a sensitivity analysis of a 25 basis point change in discount rates to the pension and postretirement benefit plan's net periodic benefit cost and benefit obligations:

Discount Rate Sensitivity Analysis							Table 15
			Impact of				
	Base Discount Rate		Discount Rate 25 Basis Point Increase		Discount Rate 25 Basis Point Decrease		
(dollars in thousands)	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits	
2023 Net Periodic Benefit Cost	5.51%	5.58%	$ 25	$ (49)	$ (30)	$ 49	
Benefit Plan Obligations as of December 31, 2023	5.44%	5.51%	(1,536)	(588)	1,566	603	
Estimated 2024 Net Periodic Benefit Cost	5.44%	5.51%	18	(52)	(23)	52	

See Note 14 to the Consolidated Financial Statements for more information on our pension and postretirement benefit plans.

Contractual Obligations

The Company has various contractual obligations that affect its cash flows and liquidity. Our non-cancelable operating leases and finance lease obligations are primarily related to branch premises, equipment, and a portion of the Company's headquarters' building with lease terms extending through 2052. Purchase obligations arise from agreements to purchase goods or services that are enforceable and legally binding. Other contracts included in purchase obligations primarily consist of service agreements for various systems and applications supporting bank operations. Pension and postretirement benefit contributions represent the minimum expected contribution to the unfunded non-qualified pension plan and postretirement benefit plan. Actual contributions may differ from these estimates. For information regarding material contractual obligations, please see Note 14 *Employee Benefits*, Note 18 *Affordable Housing Projects Tax Credit Partnerships*, Note 19 *Securities Sold Under Agreements to Repurchase*, Note 20 *Commitments, Contingencies, and Guarantees*, and Note 23 *Leases* in the Notes to the Consolidated Financial Statements.

Foreign Activities

Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments, and any other monetary assets which are denominated in dollars or other non-local currency. As of December 31, 2023 and December 31, 2022, we did not have cross-border outstandings to any foreign country which exceeded 0.75% of our total assets.

Corporate Risk Profile

Managing risk is an essential part of successfully operating our business. Management believes that the most prominent risk exposures for the Company are credit risk, market risk, liquidity risk management, capital management, and operational risk.

Credit Risk

Credit risk is the risk that borrowers or counterparties will be unable or unwilling to repay their obligations in accordance with the underlying contractual terms. We manage and control credit risk in the loan and lease portfolio by adhering to well-defined underwriting criteria and account administration standards established by management. Written credit policies document underwriting standards, approval levels, exposure limits, and other guidelines deemed necessary and prudent. Portfolio exposure at the obligor, industry, product, and/or geographic location levels is actively monitored to manage concentration risk. Furthermore, credit risk management also includes an independent credit review process that assesses compliance with commercial and consumer credit policies, risk ratings, and other critical credit information. In addition to utilizing risk management practices that are based upon established and sound lending practices, we adhere to Regulatory Safety and Soundness credit standards. This includes understanding and evaluating our customers' borrowing needs and capacity to repay, in conjunction with specific risks in their line of business, economic factors, character and history.

Commercial and industrial loans are made primarily for the purpose of financing equipment acquisition, expansion, working capital, and other general business purposes. Lease financing primarily consists of sales-type leases to finance capital purchases ranging from computer equipment to transportation equipment. The credit decisions for these transactions are based upon an assessment of the overall financial capacity of the applicant. A determination is made as to the applicant's ability to repay in accordance with the proposed terms as well as an overall assessment of the risks involved. In addition to an evaluation of the applicant's financial condition, a determination is made of the probable adequacy of the primary and secondary sources of repayment, such as additional collateral or personal guarantees, to be relied upon in the transaction. Credit agency reports of the applicant's credit history supplement the analysis of the applicant's and/or Guarantor's creditworthiness.

Commercial mortgages and construction loans are offered to real estate investors, developers, builders, and owner-occupants primarily domiciled in Hawaii. These loans are secured by first mortgages on real estate at loan-to-value ("LTV") ratios deemed appropriate based on the property type, location, overall quality, and sponsorship. Generally, these LTV ratios do not exceed 75%. The commercial properties are predominantly multifamily, industrial, retail centers that are primarily grocery or drug store anchored, and, to a lesser extent, more specialized properties such as hotels. Commercial mortgage and construction loans are substantially secured by properties located in Hawaii.

Commercial mortgage loans are underwritten based on the economic fundamentals of the property and the creditworthiness of the borrower. In evaluating a proposed commercial mortgage loan, we primarily emphasize the ratio of the property's projected net cash flows to the loan's debt servicing requirement. The debt service coverage ratio normally is not less than 125% and it is computed after deducting for a vacancy factor and property expenses as appropriate. In addition, a personal guarantee of the loan or a portion thereof is sometimes required from the principal(s) of the borrower. We typically require title insurance insuring the priority of our lien, fire, and extended coverage casualty insurance, and flood insurance, if appropriate, in order to protect our security interest in the underlying property. In addition, business interruption insurance or other insurance may be required. Owner-occupant commercial mortgage loans are underwritten based upon the cash flow of the business provided that the real estate asset is utilized in the operation of the business. Real estate is evaluated independently as a secondary source of repayment. As noted above, LTV ratios generally do not exceed 75%, which are based on regulatory-compliant appraisals that we obtain for the underlying properties.

Construction loans are underwritten against projected cash flows derived from rental income, business income from an owner-occupant, or the sale of the property to an end-user. We may mitigate the risks associated with these types of loans by requiring fixed-price construction contracts, performance and payment bonding, controlled disbursements, and pre-sale contracts or pre-lease agreements.

We offer a variety of first lien and second lien mortgage loans to consumers within our markets with first lien residential mortgages comprising our largest loan category. These loans are secured by a primary residence, secondary residence, or investor property and are underwritten to assess the credit risks and financial capacity and repayment ability of the applicant. Decisions are primarily based on LTV ratios, debt-to-income ("DTI") ratios, liquidity, and credit scores. LTV ratios generally do not exceed 80%, although higher levels are permitted with mortgage insurance. We offer variable rate mortgage loans with interest rates that are subject to change every six months after the third, fifth, seventh, or tenth year, depending on the product and are based on the Secured Overnight Financing Rate ("SOFR"). Variable rate mortgage loans are underwritten at fully-indexed interest rates. We do not offer payment-option facilities, sub-prime or Alt-A loans, or any product with negative amortization. We selectively offer interest-only mortgage loans to private banking clients.

Home equity lines and loans are secured primarily by a first lien mortgage, or a second lien mortgage on a primary residence, secondary residence, or investor property. The underwriting terms for the home equity product generally permits borrowing availability, in the aggregate, up to 80% of the value of the collateral property for primary residence and up to 75% of the value of the collateral property for second residence or investor at the time of origination. We offer fixed and variable rate home equity loans, with variable rate loans underwritten at fully-indexed interest rates. Our procedures for underwriting home equity loans include an assessment of an applicant's overall financial capacity and repayment ability. Decisions are primarily based on LTV ratios, DTI ratios, liquidity and credit scores. Maximum loan amounts and LTVs are determined by collateral value and customer segment.

Automobile lending activities include loans and leases secured by new or used automobiles, and leases secured by new automobiles. We originate automobile loans on an indirect basis through selected dealerships in Hawaii, Guam and Saipan, and we originate automobile leases on an indirect basis through selected dealerships in Hawaii. Our procedures for underwriting automobile loans and leases include an assessment of an applicant's overall financial capacity and repayment ability. Although an applicant's creditworthiness is the primary consideration, the underwriting process also includes a comparison of the value of the automobile collateral to the proposed loan amount. We require borrowers to maintain full coverage automobile insurance on automobile loans and leases, with the Bank listed as either the loss payee or additional insured.

Non-Performing Assets and Accruing Loans and Leases Past Due 90 Days or More

Table 16 presents a five-year history of non-performing assets and accruing loans and leases past due 90 days or more.

Non-Performing Assets and Accruing Loans and Leases Past Due 90 Days or More										Table 16
					December 31,					
(dollars in thousands)		2023		2022		2021		2020		2019
Non-Performing Assets										
Non-Accrual Loans and Leases										
Commercial										
Commercial and Industrial	$	39	$	37	$	243	$	441	$	830
Commercial Mortgage		2,884		3,309		8,205		8,527		9,244
Total Commercial		2,923		3,346		8,448		8,968		10,074
Consumer										
Residential Mortgage		2,935		4,239		3,305		3,223		4,125
Home Equity		3,791		4,022		4,881		3,958		3,181
Total Consumer		6,726		8,261		8,186		7,181		7,306
Total Non-Accrual Loans and Leases		9,649		11,607		16,634		16,149		17,380
Foreclosed Real Estate		2,098		1,040		2,332		2,332		2,737
Total Non-Performing Assets	$	11,747	$	12,647	$	18,966	$	18,481	$	20,117
Accruing Loans and Leases Past Due 90 Days or More										
Consumer										
Residential Mortgage		3,814		2,429		3,159		5,274		1,839
Home Equity		1,734		1,673		3,456		3,187		4,125
Automobile		399		589		729		925		949
Other [1]		648		683		426		1,160		1,493
Total Consumer		6,595		5,374		7,770		10,546		8,406
Total Accruing Loans and Leases Past Due 90 Days or More	$	6,595	$	5,374	$	7,770	$	10,546	$	8,406
Restructured Loans on Accrual Status and Not Past Due 90 Days or More	$	28,651	$	43,658	$	60,519	$	68,065	$	63,103
Total Loans and Leases	$ 13,965,026		$ 13,646,420		$ 12,259,076		$ 11,940,020		$ 10,990,892	
Ratio of Non-Accrual Loans and Leases to Total Loans and Leases		0.07%		0.09%		0.14%		0.14%		0.16%
Ratio of Non-Performing Assets to Total Loans and Leases and Foreclosed Real Estate		0.08%		0.09%		0.15%		0.15%		0.18%
Ratio of Non-Performing Assets to Total Assets		0.05%		0.05%		0.08%		0.09%		0.11%
Ratio of Commercial Non-Performing Assets to Total Commercial Loans and Leases and Commercial Foreclosed Real Estate		0.05%		0.06%		0.17%		0.18%		0.24%
Ratio of Consumer Non-Performing Assets to Total Consumer Loans and Leases and Consumer Foreclosed Real Estate		0.11%		0.11%		0.14%		0.14%		0.15%
Ratio of Non-Performing Assets and Accruing Loans and Leases Past Due 90 Days or More to Total Loans and Leases and Foreclosed Real Estate		0.13%		0.13%		0.22%		0.24%		0.26%

[1.] Comprised of other revolving credit, installment, and lease financing.

Table 17 presents the activity in Non-Performing Assets ("NPAs") for 2023:

(dollars in thousands)		Table 17
Balance at Beginning of Year	$	12,647
Additions		5,669
Reductions		
Payments		(4,039)
Return to Accrual Status		(2,520)
Charge-offs/Write-downs		(10)
Total Reductions		(6,569)
Balance at End of Year	$	11,747

NPAs consist of non-accrual loans and leases and foreclosed real estate. Changes in the level of non-accrual loans and leases typically are caused by loans and leases that reach a specified past due status, offset by reductions for loans and leases that are charged-off, paid down, sold, transferred to foreclosed real estate, or are no longer classified as non-accrual because they have returned to accrual status.

Residential mortgage non-accrual loans decreased by $1.3 million or 31% from December 31, 2022. As of December 31, 2023, our residential mortgage non-accrual loans were comprised of 16 loans with a weighted average current loan-to-value of 59%.

Foreclosed real estate represents property acquired as the result of borrower defaults on loans. Foreclosed real estate is recorded at fair value, less estimated selling costs, at the time of foreclosure. On an ongoing basis, properties are appraised as required by market conditions and applicable regulations. Foreclosed real estate was $2.1 million as of December 31, 2023.

If interest due on the balances of all non-accrual loans as of December 31, 2023 had been accrued under the original terms, approximately $0.9 million in total interest income would have been recorded in 2023.

Loans and Leases Past Due 90 Days or More and Still Accruing Interest

Loans and leases in this category are 90 days or more past due, as to principal or interest, and are still accruing interest because they are well-secured and in the process of collection. Loans and leases past due 90 days or more and still accruing interest were $6.6 million as of December 31, 2023, a $1.2 million or 23% increase from December 31, 2022. This increase was primarily in our residential mortgage and home equity portfolios.

Reserve for Credit Losses

The reserve for credit losses consists of the Allowance and the Unfunded Reserve. Table 18 presents the activity in the Company's reserve for credit losses for the years ended December 31:

Reserve for Credit Losses					Table 18
(dollars in thousands)	2023	2022	2021	2020	2019
Balance at Beginning of Period	$151,247	$164,297	$221,303	$116,849	$113,515
CECL Adoption (Day 1) Impact	—	—	—	(5,072)	—
Loans and Leases Charged-Off					
Commercial					
Commercial and Industrial	(987)	(925)	(1,117)	(1,697)	(1,122)
Commercial Mortgage	—	—	—	—	(1,616)
Consumer					
Residential Mortgage	(6)	(80)	(316)	(204)	(112)
Home Equity	(82)	(100)	(417)	(397)	(900)
Automobile	(5,247)	(4,652)	(4,939)	(6,496)	(7,130)
Other [1]	(8,645)	(7,585)	(10,530)	(12,244)	(13,075)
Total Loans and Leases Charged-Off	(14,967)	(13,342)	(17,319)	(21,038)	(23,955)
Recoveries on Loans and Leases Previously Charged-Off					
Commercial					
Commercial and Industrial	350	552	506	2,288	1,513
Commercial Mortgage	—	—	—	40	—
Consumer					
Residential Mortgage	489	1,193	2,467	1,292	1,927
Home Equity	1,073	1,500	1,666	2,892	2,339
Automobile	2,782	2,276	3,510	3,775	2,961
Other [1]	2,455	2,702	3,205	3,613	2,549
Total Recoveries on Loans and Leases Previously Charged-Off	7,149	8,223	11,354	13,900	11,289
Net Charged-Off - Loans and Leases	(7,818)	(5,119)	(5,965)	(7,138)	(12,666)
Net Charged-Off - Accrued Interest Receivable	—	(131)	(541)	—	—
Provision for Credit Losses [2]					
Loans and Leases	9,782	(8,263)	(52,466)	115,100	16,000
Accrued Interest Receivable [3]	—	(283)	(1,745)	2,700	—
Unfunded Commitments [4]	(782)	746	3,711	(1,136)	—
Total Provision for Credit Losses	9,000	(7,800)	(50,500)	116,664	16,000
Balance at End of Period	$152,429	$151,247	$164,297	$221,303	$116,849
Components					
Allowance for Credit Losses - Loans and Leases	$146,403	$144,439	$157,821	$216,252	$110,027
Allowance for Credit Losses - Accrued Interest Receivable [3]	—	—	414	2,700	—
Reserve for Unfunded Commitments [4]	6,026	6,808	6,062	2,351	6,822
Total Reserve for Credit Losses	$152,429	$151,247	$164,297	$221,303	$116,849
Average Loans and Leases Outstanding	$13,851,551	$12,896,510	$12,023,669	$11,592,093	$10,688,424
Ratio of Net Loans and Leases Charged-Off to Average Loans and Leases Outstanding	0.06%	0.04%	0.05%	0.06%	0.12%
Ratio of Allowance for Credit Losses to Loans and Leases Outstanding [5]	1.05%	1.06%	1.29%	1.81%	1.00%

[1.] Comprised of other revolving credit and installment financing.

[2.] Certain prior period information has been reclassified to conform to current presentations.

[3.] On December 31, 2020, the Company established a reserve on accrued interest receivable related to loans in which interest payment forbearances were granted to borrowers impacted by the COVID-19 pandemic. The reserve was recorded as a contra-asset against accrued interest receivable with the offset to provision for credit losses. In 2022, the reserve on accrued interest receivable was fully released.

[4.] The reserve for unfunded commitments is separately recorded in other liabilities in the consolidated statements of condition. For the years ended December 31, 2022 and 2021, the offsetting provision was recorded in provision for credit losses in the consolidated statements of income. In previous reporting periods, the offsetting provision was recorded in other noninterest expense.

[5.] The numerator comprises the Allowance for Credit Losses - Loans and Leases.

Allowance for Credit Losses

Table 19 and 20 presents the allocation of the Allowance by loan and lease category.

Allocation of Allowance for Credit Losses   **Table 19**

(dollars in thousands)	December 31,									
		2023		**2022**		**2021**		**2020**		**2019**
Commercial										
Commercial and Industrial	$	34,036	$	24,283	$	27,650	$	43,092	$	29,281
Commercial Mortgage		32,646		32,588		29,997		31,723		38,335
Construction		5,090		4,223		4,311		5,417		4,840
Lease Financing		2,302		2,806		2,992		4,615		1,345
Total Commercial		74,074		63,900		64,950		84,847		73,801
Consumer										
Residential Mortgage		19,452		17,079		20,721		32,643		6,366
Home Equity		14,317		16,654		18,924		37,987		9,777
Automobile		18,799		21,566		25,018		28,822		9,269
Other [1]		19,761		25,240		28,208		31,953		10,814
Total Consumer		72,329		80,539		92,871		131,405		36,226
Total Allocation of Allowance for Credit Losses	$	146,403	$	144,439	$	157,821	$	216,252	$	110,027

[1] Comprised of other revolving credit, installment, and lease financing.

Allocation of Allowance as Percent of Loan or Lease Category   **Table 20**

	December 31,									
	2023		2022		2021		2020		2019	
	Alloc. Allow. as % of loan or lease category	Loan category as % of total loans and leases	Alloc. Allow. as % of loan or lease category	Loan category as % of total loans and leases	Alloc. Allow. as % of loan or lease category	Loan category as % of total loans and leases	Alloc. Allow. as % of loan or lease category	Loan category as % of total loans and leases	Alloc. Allow. as % of loan or lease category	Loan category as % of total loans and leases
Commercial										
Commercial and Industrial	2.05%	11.91%	1.72%	10.32%	1.86%	12.14%	2.30%	15.70%	2.12%	12.55%
Commercial Mortgage	0.87	26.85	0.87	27.30	0.95	25.71	1.11	23.91	1.52	22.91
Construction	1.67	2.18	1.62	1.91	1.96	1.80	2.09	2.18	2.49	1.77
Lease Financing	3.84	0.43	4.04	0.51	2.85	0.86	4.17	0.93	1.10	1.11
Total Commercial	1.28	41.37	1.17	40.04	1.31	40.51	1.66	42.72	1.75	38.34
Consumer										
Residential Mortgage	0.42	33.55	0.37	34.10	0.48	35.15	0.79	34.59	0.16	35.40
Home Equity	0.63	16.22	0.75	16.31	1.03	14.98	2.37	13.44	0.58	15.25
Automobile	2.24	6.00	2.48	6.38	3.40	6.01	4.07	5.94	1.29	6.55
Other [1]	4.93	2.86	5.84	3.17	6.88	3.35	8.08	3.31	2.21	4.46
Total Consumer	0.88	58.63	0.98	59.96	1.27	59.49	1.92	57.28	0.53	61.66
Total	1.05%	100.00%	1.06%	100.00%	1.29%	100.00%	1.81%	100.00%	1.00%	100.00%

[1] Comprised of other revolving credit, installment, and lease financing.

Allowance for Credit Losses – Loans and Leases

As of December 31, 2023, the Allowance was $146.4 million or 1.05% of total loans and leases outstanding compared with an Allowance of $144.4 million or 1.06% of total loans and leases outstanding as of December 31, 2022. The Allowance reflects management's best estimate of losses over the life of loans and leases in our portfolio in accordance with the CECL approach. The Allowance and the Ratio of Allowance for Credit Losses to Loans and Leases Outstanding was stable compared with 2022.

Net charge-offs of loans and leases were $7.8 million or 0.06% of total average loans and leases in 2023 compared to $5.1 million or 0.04% of total average loans and leases in 2022. Net charge-offs in our consumer portfolios were $7.2 million in 2023 compared to $4.7 million in 2022. This increase was primarily reflected in our other and automobile portfolio. Net charge-offs in our commercial portfolios were $0.6 million in 2023 compared to $0.4 million in 2022. This increase was primarily reflected in our commercial and industrial portfolio

The allocation of the Allowance to our commercial portfolio segment increased by $10.2 million or 16% from December 31, 2022. This increase was primarily due to a $9.8 million increase in the Allowance allocated to the commercial and industrial portfolio. The increase is primarily due to the impact of an increase in criticized balances and qualitative adjustments related to potential additional risk rating migration caused by economic conditions on Maui following the August wildfires.

The allocation of the Allowance to our consumer portfolio segment decreased by $8.2 million or 10% from December 31, 2022. This reduction was primarily due to a $2.8 million decrease in the Allowance allocated to the automobile portfolio and a $5.5 million decrease in the Allowance allocated to the other portfolio. The reductions were primarily due to lower loss forecasts, due to low production and improved UHERO unemployment rate forecast for the State of Hawaii.

See Note 4 to the Consolidated Financial Statements for more information on the Allowance and credit quality indicators.

Reserve for Unfunded Commitments

The Unfunded Reserve was $6.0 million as of December 31, 2023, and $6.8 million as of December 31, 2022, a decrease of $0.8 million, which was primarily due to the impact of slightly lower historical loss rates and increased average utilization rates in the commercial and industrial portfolio.

Provision for Credit Losses

The provision for credit losses was a net expense of $9.0 million in 2023 and a net benefit of $7.8 million in 2022. The increase in the provision was primarily due to reduction in the allowance for credit losses in 2022 and higher net charge-offs in 2023.

Other Credit Risks

In the normal course of business, we serve the needs of state and political subdivisions in multiple capacities, including traditional banking products such as deposit services, and by investing in municipal debt securities. The carrying value of our municipal debt securities was $63.8 million as of December 31, 2023, and $95.3 million as of December 31, 2022. We also maintained investments in corporate bonds with a carrying value of $669.2 million as of December 31, 2023, and $811.7 million as of December 31, 2022. We are exposed to credit risk in these investments should the issuer of a security be unable to meet its financial obligations. This may result in the issuer failing to make scheduled interest payments and/or being unable to repay the principal upon maturity.

Our use of derivative financial instruments exposes the Company to counterparty credit risk. See Note 17 to the Consolidated Financial Statements for more information.

Market Risk

Market risk is the potential of loss arising from adverse changes in interest rates and prices. We are exposed to market risk as a consequence of the normal course of conducting our business activities. Our market risk management process involves measuring, monitoring, and mitigating risks that can significantly impact our statements of income and condition. In this management process, market risks are balanced with expected returns in an effort to enhance earnings performance, while managing volatility to an acceptable level.

Our primary market risk exposure is interest rate risk.

Interest Rate Risk

The objective of our interest rate risk management process is to optimize net interest income while operating within acceptable limits that balance expected return with potential earnings and price volatility that may arise due to changes in interest rates over short-term, medium-term, and long-term time horizons while maintaining adequate levels of funding and liquidity. The potential cash flows, sales, or replacement value of many of our assets and liabilities, especially those that earn or pay interest, are sensitive to changes in the general level of interest rates. This interest rate risk arises primarily from our core business activities of extending loans and accepting deposits. Our investment securities portfolio is also subject to significant interest rate risk.

We utilize two management guidelines to measure our interest rate risk exposure to fluctuations in interest rates: 1) net interest income ("NII") sensitivity, and 2) economic value of equity ("EVE") sensitivity. NII and EVE sensitivities measure the estimated percentage change in forward looking net-interest income and economic value, respectively, under instantaneous parallel shocks of the yield curve that range from -400 basis points to +400 basis points. NII sensitivity is measured over two successive 12-month periods and thus evaluates interest rate risk over short-term and medium-term time horizons, while EVE sensitivity, which captures the present value of all on and off balance sheet positions, measures interest rate risk over a long-term time horizon. The results are measured relative to established limits and early warning indicators that ensure that fluctuation in income and valuation in both up and down rate shocks remain within levels approved by the Asset and Liability Management Committee ("ALCO") and the Board of Directors. While we recognize that instantaneous parallel shocks of the entire yield curve are unrealistic, we believe that the application of immediate shocks provides us with a sufficient range of potential outcomes to frame our risk exposures. We pay particular attention to the +/-200 basis point shock sensitivities, as we believe they represent a more realistic range of rate movements that could occur in the near to medium term. For the year ended December 31, 2023, we remained within applicable guidelines for such scenarios.

The ALCO, which is comprised of members of executive management, utilizes several techniques to manage interest rate risk, which include:

- adjusting the balance sheet mix or altering the interest rate characteristics of assets and liabilities;

- changing product pricing strategies;

- modifying characteristics, including mix and duration, of the investment securities portfolio; and

- using derivative financial instruments.

Changes in interest rates may have a material impact on earnings and valuation as a result of balance sheet cash flow, maturity structure and repricing frequency. The investment portfolio and loan portfolio has significant repricing volumes and cash flows from maturities and paydowns, providing us with the opportunity to redeploy funds in order to respond to changes in the rate environment. These assets are primarily funded by deposit balances, which have an indeterminate life. Historically, our deposit base has consisted primarily of core consumer and commercial deposit relationships. While we strive to position our balance sheet to organically reduce volatility in earnings and valuation, primarily through our funding and investment portfolio positioning, as well as product pricing strategies, we have also established a hedging program designed to allow us to adjust the duration of our earning assets synthetically. As of December 31, 2023, our hedging program consisted primarily of pay-fixed interest rate swaps. As interest rates change, we may use different instruments to manage interest rate risk, including caps, floors, swaptions and other commonly utilized derivative instruments. See Note 11 to the Consolidated Financial Statements.

A key element in our ongoing process to measure and monitor interest rate risk is the utilization of an asset/liability simulation model that attempts to capture the dynamic nature of assets and liabilities in various interest rate environments. This model is used to estimate and measure our balance sheet sensitivity to changes in interest rates. Given the structure of our balance sheet, model results are particularly sensitive to changes in prepayment rates on mortgage-related assets and interest-bearing deposit repricing behavior. We utilize a model to estimate the prepayment behavior of our mortgage-related assets, which considers the characteristics of the underlying mortgage loans, including rate (used to gauge refinance incentive), seasoning or age, and seasonality. The model's forecasted results are regularly tested against historical prepayment behavior and is, in the ordinary course, recalibrated if the difference between actual and projected prepayments exceed established guidelines. Separate models are utilized to project interest-bearing deposit repricing behavior in various interest rate environments. These models were developed based upon our historical repricing behavior over several interest rate cycles. The models' forecast results are periodically tested against historical pricing and have been and may continue to be recalibrated.

We utilize net interest income simulations to analyze short-term income sensitivities to changes in interest rates. Table 21A presents, for the twelve months subsequent to December 31, 2023, and December 31, 2022, an estimate of the change in net interest income that would result from a gradual and immediate change in interest rates, moving in a parallel fashion over the entire yield curve, relative to the measured base case scenario. The base case scenario assumes the statement of condition and interest rates are generally unchanged.

Net Interest Income Sensitivity Profile   **Table 21A**

	Impact on Future Annual Net Interest Income			
(dollars in thousands)	December 31, 2023		December 31, 2022	
Immediate Change in Interest Rates (basis points)				
+400	$ 109,909	21.6%	$ 43,864	7.5%
+300	85,238	16.7	32,989	5.7
+200	59,228	11.6	22,100	3.8
+100	31,961	6.3	11,627	2.0
-100	(33,605)	(6.6)	(8,659)	(1.5)
-200	(64,601)	(12.7)	(20,051)	(3.4)
-300	(95,971)	(18.8)	(35,230)	(6.0)
-400	(129,431)	(25.4)	(50,426)	(8.7)

Based on our net interest income simulation as of December 31, 2023, net interest income is expected to increase as interest rates rise. Rising interest rates would drive higher rates on floating rate loans and investment securities, as well as higher reinvestment rates on loan and investment securities cashflows. However, lower interest rates would likely cause a decline in net interest income as lower rates would lead to lower yields on loans and investment securities, as well as drive higher premium amortization on existing investment securities. Based on our net interest income simulation as of December 31, 2023, NII sensitivity to changes in interest rates for the twelve months subsequent to December 31, 2023, was more sensitive in comparison to the sensitivity profile for the twelve months subsequent to December 31, 2022. Year-over-year NII sensitivity increased due to the addition of pay-fixed interest rate swaps, partially offset by an increase in deposit sensitivity. To analyze the impact of changes in interest rates in a more realistic manner, non-parallel interest rate scenarios are also simulated. These non-parallel interest rate scenarios indicate that net interest income may decrease from the base case scenario should the yield curve flatten or become more inverted for a period of time. Conversely, if the yield curve were to steepen, net interest income may increase.

The following table presents an estimate of the change in EVE that would result from an immediate change in interest rates, moving in a parallel fashion over the entire yield curve, relative to the measured base case scenario. Similar to the sensitivity profile above, the base case scenario assumes the statement of condition and interest rates are generally unchanged.

Economic Value of Equity Sensitivity Profile   **Table 21B**

	Impact on Economic Value of Equity			
(dollars in thousands)	December 31, 2023		December 31, 2022	
Immediate Change in Interest Rates (basis points)				
+400	$ (852,829)	(30.1)%	$ (1,037,871)	(33.4)%
+300	(624,395)	(22.1)	(779,383)	(25.1)
+200	(396,259)	(14.0)	(517,641)	(16.6)
+100	(180,902)	(6.4)	(255,839)	(8.2)
-100	136,083	4.8	197,923	6.4
-200	188,466	6.7	254,443	8.2
-300	42,697	1.5	111,788	3.6
-400	(235,282)	(8.3)	(155,757)	(5.0)

EVE sensitivity year-over-year was largely unchanged, despite the higher rate environment, as the addition of pay-fixed swaps helped to offset the sensitivity of fixed-rate assets in up rate shock environments.

Other Market Risks

In addition to interest rate risk, we are exposed to other forms of market risk in our normal business transactions. Foreign currency and foreign exchange contracts expose us to a small degree of foreign currency risk. These transactions are primarily executed on behalf of customers. Our trust and asset management income is at risk to fluctuations in the market values of underlying assets, particularly debt and equity securities. Also, our share-based compensation expense is dependent on the fair value of our stock options, restricted stock units, and restricted stock at the date of grant. The fair value of stock options, restricted stock units, and restricted stock is impacted by the market price of the Parent's common stock on the date of grant and is at risk to changes in equity markets, general economic conditions, and other factors.

Liquidity Risk Management

The objective of our liquidity risk management process is to manage cash flow and liquidity in an effort to provide continuous access to sufficient, reasonably priced funds. Funding requirements are impacted by loan originations and refinancings, deposit balance changes, liability issuances and settlements, and off-balance sheet funding commitments. We consider and comply with various regulatory guidelines regarding required liquidity levels and regularly monitor our liquidity position in light of the changing economic environment and customer activity. Based on periodic liquidity assessments, we may alter our asset, liability, and off-balance sheet positions. The ALCO monitors sources and uses of funds and modifies asset and liability positions as liquidity requirements change. This process, combined with our ability to raise funds in money and capital markets and through private placements, provides flexibility in managing the exposure to liquidity risk.

We maintain access to ample sources of readily available contingent liquidity. As of December 31, 2023, we had pledged loans and investment securities to the Federal Reserve Discount Window and the Bank Term Funding Program ("BTFP") and had remaining borrowing capacity of $6.4 billion. The BTFP enables depository institutions to pledge eligible investment securities, primarily government and agency securities, to the Federal Reserve with borrowing capacity based upon the par value, not the fair value, of collateral. Although the BTFP is set to expire in March 2024, we have not accessed the facility and the investment securities pledged under the BTFP are eligible for pledging to the Federal Reserve Discount Window. As a result, we expect the expiration of the BTFP will not have a significant impact on our available liquidity. We are also a member of the Federal Home Loan Bank ("FHLB") Des Moines. As of December 31, 2023, we had remaining borrowing capacity of $2.5 billion.

In addition, we utilize our investment securities portfolio as collateral to secure deposits of public entities as well as repurchase agreements with private institution counterparties. The high-quality nature of our investment securities portfolio, which consists primarily of government and agency securities, facilitates the use of these assets for pledging purposes.

Other sources of liquidity also include investment securities in our available-for-sale securities portfolio and our ability to sell loans in the secondary market. Our core deposits have historically provided us with a long-term source of stable and relatively low-cost source of funding. Additional funding is also available through the issuance of long-term debt or equity.

General market and economic conditions will impact our ability to borrow funds from external sources, as well as the cost of such borrowing both in terms of rate as well as haircuts on collateral pledged to support such borrowings. Although a significant portion of our investment securities were in an unrealized loss position as of December 31, 2023, we believe we have sufficient access to various forms of liquidity that would alleviate the need to liquidate these investment securities and realize the losses.

We continued our focus on maintaining a strong liquidity position throughout 2023. As of December 31, 2023, cash and cash equivalents were $1.0 billion, the carrying value of our available-for-sale investment securities was $2.4 billion, and total deposits were $21.1 billion. As of December 31, 2023, our available-for-sale investment securities portfolio was comprised of securities with an average base duration of approximately 3.83 years.

Capital Management

We actively manage capital, commensurate with our risk profile, to enhance shareholder value. We also seek to maintain capital levels for the Company and the Bank at amounts in excess of the regulatory "well-capitalized" thresholds. Periodically, we may respond to market conditions by implementing changes to our overall balance sheet positioning to manage our capital position.

The Company and the Bank are each subject to regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could cause certain mandatory and discretionary actions by regulators that, if undertaken, would likely have a material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative and qualitative measures. These measures were established by regulation intended to ensure capital adequacy. Capital ratios are calculated using the regulatory capital rule that allows a five-year transition period related to the adoption of CECL. As of December 31, 2023, the Company's capital levels remained characterized as "well-capitalized." There have been no conditions or events since December 31, 2023, that management believes have changed either the Company's or the Bank's capital classifications. The Company's regulatory capital ratios are presented in Table 22 below.

Table 22 presents a five-year history of activities and balances in our capital accounts, along with key capital ratios.

Shareholders' Equity and Regulatory Capital   **Table 22**

		December 31,			
(dollars in thousands)	2023	2022	2021	2020	2019
Change in Shareholders' Equity					
Net Income	$ 171,202	$ 225,804	$ 253,372	$ 153,804	$ 225,913
Cash Dividends Paid on Common Shares	(111,795)	(112,557)	(110,633)	(107,434)	(105,478)
Cash Dividends Paid on Preferred Shares	(7,877)	(7,877)	(2,975)	—	—
Dividend Reinvestment Program	4,535	4,680	4,835	5,012	5,039
Preferred Stock Issued, Net	—	—	175,487	—	—
Common Stock Repurchased	(14,290)	(55,063)	(31,258)	(18,006)	(137,649)
Other [1]	55,472	(349,603)	(51,724)	54,299	30,807
Increase (Decrease) in Shareholders' Equity	$ 97,247	$ (294,616)	$ 237,104	$ 87,675	$ 18,632
Regulatory Capital					
Total Common Shareholders' Equity	$ 1,238,756	$ 1,141,508	$ 1,436,124	$ 1,374,507	$ 1,286,832
Add: CECL Transitional Amount	4,749	7,124	9,498	23,750	—
Less: Goodwill, Net of Deferred Tax Liabilities	28,746	28,746	28,747	28,718	28,718
Postretirement Benefit Liability Adjustments	(23,261)	(25,078)	(33,496)	(43,250)	(38,757)
Net Unrealized Gains (Losses) on Investment Securities	(373,427)	(409,579)	(32,886)	51,072	7,645
Other	(198)	(198)	(198)	(198)	(198)
Common Equity Tier 1 Capital	1,611,645	1,554,741	1,483,455	1,361,915	1,289,424
Preferred Stock, Net of Issuance Cost	175,487	175,487	175,487	—	—
Tier 1 Capital	1,787,132	1,703,228	1,658,942	1,361,915	1,289,424
Allowable Reserve for Credit Losses	148,400	145,202	153,001	141,869	116,849
Total Regulatory Capital	$ 1,935,532	$ 1,848,430	$ 1,811,943	$ 1,503,784	$ 1,406,273
Risk-Weighted Assets	$ 14,226,780	$ 14,238,798	$ 12,236,805	$ 11,295,077	$ 10,589,061
Key Regulatory Capital Ratios					
Common Equity Tier 1 Capital Ratio	11.33%	10.92%	12.12%	12.06%	12.18%
Tier 1 Capital Ratio	12.56	12.15	13.56	12.06	12.18
Total Capital Ratio	13.60	13.17	14.81	13.31	13.28
Tier 1 Leverage Ratio	7.51	7.37	7.32	6.71	7.25

[1.] Includes unrealized gains and losses on investment securities, minimum pension liability adjustments, and common stock issuances under share-based compensation and related tax benefits.

As of December 31, 2023, shareholders' equity was $1.4 billion, an increase of $97.2 million or 7% from December 31, 2022. For 2023, net income of $171.2 million, other comprehensive income of $38.0 million, share-based compensation of $15.7 million, and common stock issuances of 6.4 million were offset by cash dividends of $111.8 million paid on common stock shares, common stock repurchases of $14.3 million, and cash dividends of $7.9 million paid on preferred stock shares. In 2023, included in the amount of common stock repurchased were 150,000 shares repurchased under our share repurchase program. These shares were repurchased at an average cost per share of $65.69 and a total cost of $9.9 million. From the beginning of our share repurchase program in July 2001 through December 31, 2023, we repurchased a total of 58.2 million shares of common stock and returned a total of nearly $2.4 billion to our common shareholders at an average cost of $41.24 per share.

Remaining buyback authority was $126.0 million as of December 31, 2023. The actual amount and timing of future share repurchases, if any, will depend on market and economic conditions, regulatory rules, applicable SEC rules, and various other factors.

In January 2024, the Parent's Board of Directors declared the quarterly dividend of its Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, of $10.94 per share, equivalent to $0.2735 per depositary share. The dividend was paid on February 1, 2024, to shareholders of record of the preferred stock at the close of business on January 16, 2024.

In January 2024, the Parent's Board of Directors declared the quarterly cash dividend of $0.70 per share on the Parent's outstanding common shares. The dividend will be payable on March 14 2024, to shareholders of record at the close of business on February 29, 2024.

Regulatory Initiatives Affecting the Banking Industry

Basel III

Under final FRB and FDIC approved rules implementing the Basel Committee on Banking Supervision's capital guidelines for U.S. banks minimum requirements increased for both the quantity and quality of capital held by the Company. The Basel III capital standards substantially revised the risk-based capital requirements applicable to bank holding companies and their depository institution subsidiaries, including the definitions and the components of Tier 1 capital and Total Capital, the method of evaluating risk-weighted assets, institution of a capital conservation buffer, and other matters affecting regulatory capital ratios. Strict eligibility criteria for regulatory capital instruments were also implemented under the rules.

The phase-in period for the final rules became effective for the Company on January 1, 2015, with full compliance with all of the final rules' requirements phased in over a multi-year schedule, which were fully implemented on January 1, 2019. As of December 31, 2023, the Company's capital levels remained characterized as "well-capitalized" under the new rules.

Management continues to monitor regulatory developments and their potential impact to the Company's liquidity requirements.

Stress Testing

Enactment of the Economic Growth, Regulatory Relief, and Consumer Protection Act in May 2018 significantly altered several provisions of the Dodd-Frank Act, including how stress tests are run. Bank holding companies with total assets of less than $100 billion, such as the Company, are no longer subject to company-run stress testing requirements in section 165(i)(2) of the Dodd-Frank Act, including publishing a summary of results. At this time, the Company continues to run internal stress tests as a component of our comprehensive risk management and capital planning process.

Operational Risk

Operational risk represents the risk of loss resulting from our operations, including, but not limited to, the risk of fraud by employees or persons outside the Company, errors relating to transaction processing and technology, failure to adhere to compliance requirements, and the risk of cyber attacks. We are also exposed to operational risk through our outsourcing arrangements, and the effect that changes in circumstances or capabilities of our outsourcing vendors can have on our ability to continue to perform operational functions necessary to our business. The risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. Operational risk is inherent in all business activities, and management of this risk is important to the achievement of Company goals and objectives.

Our Operational Risk Committee (the "ORC") provides oversight and assesses the most significant operational risks facing the Company. We have developed a framework that provides for a centralized operating risk management function through the ORC, supplemented by business unit responsibility for managing operational risks specific to their business units. Our internal audit department also validates the system of internal controls through ongoing risk-based audit procedures and reports on the effectiveness of internal controls to executive management and the Audit and Risk Committee of the Board of Directors.

We continuously strive to strengthen our system of internal controls to improve the oversight of operational risk. While our internal controls have been designed to minimize operational risks, there is no assurance that business disruption or operational losses will not occur. On an ongoing basis, management reassesses operational risks, implements appropriate process changes, and invests in enhancements to our systems of internal controls.

Guarantees

We pool Federal Housing Administration ("FHA") insured and U.S. Department of Veterans Affairs ("VA") guaranteed residential mortgage loans for sale to Ginnie Mae. We also sell residential mortgage loans in the secondary market to Fannie Mae. The agreements under which we sell residential mortgage loans to Ginnie Mae or Fannie Mae and the insurance or guaranty agreements with the FHA and VA contain provisions that include various representations and warranties regarding the origination and characteristics of the residential mortgage loans. Although these loans are primarily sold on a non-recourse basis, we may be obligated to repurchase residential mortgage loans or reimburse the respective investor if it is found that required documents were not delivered or were defective.

We also service substantially all of the loans we sell to investors in the secondary market. Each agreement under which we act as servicer generally specifies a standard of responsibility for our actions and provides protection against expenses and liabilities incurred by us when acting in compliance with the respective servicing agreements. However, if we commit a material breach of obligations as servicer, we may be subject to various penalties which may include the repurchase of an affected loan or a reimbursement to the respective investor.

Selected Quarterly Consolidated Financial Data

Table 23 presents our selected quarterly financial data for 2023 and 2022.

Condensed Statements of Income   **Table 23**

(dollars in thousands, except per share amounts)	Three Months Ended 2023				Three Months Ended 2022			
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Interest Income	$ 210,347	$ 211,945	$ 199,751	$ 188,332	$ 172,313	$ 154,918	$ 139,562	$ 130,573
Interest Expense	94,562	91,008	75,403	52,377	31,575	13,263	6,660	5,310
Net Interest Income	115,785	120,937	124,348	135,955	140,738	141,655	132,902	125,263
Provision for Credit Losses	2,500	2,000	2,500	2,000	200	—	(2,500)	(5,500)
Investment Securities Gains (Losses), Net	(1,619)	(6,734)	(1,310)	(1,792)	(1,124)	(2,147)	(1,295)	(1,545)
Noninterest Income	43,902	57,068	44,565	42,529	42,296	32,807	43,453	45,096
Noninterest Expense	115,962	105,601	104,036	111,919	102,703	105,749	102,939	103,874
Income Before Provision for Income Taxes	39,606	63,670	61,067	62,773	79,007	66,566	74,621	70,440
Provision for Income Taxes	9,210	15,767	15,006	15,931	17,700	13,765	17,759	15,606
Net Income	$ 30,396	$ 47,903	$ 46,061	$ 46,842	$ 61,307	$ 52,801	$ 56,862	$ 54,834
Preferred Stock Dividends	1,969	1,969	1,969	1,969	1,969	1,969	1,969	1,969
Net Income Available to Common Shareholders	$ 28,427	$ 45,934	$ 44,092	$ 44,873	$ 59,338	$ 50,832	$ 54,893	$ 52,865
Per Common Share								
Basic Earnings Per Common Share	$ 0.72	$ 1.17	$ 1.12	$ 1.14	$ 1.51	$ 1.28	$ 1.38	$ 1.33
Diluted Earnings Per Common Share	$ 0.72	$ 1.17	$ 1.12	$ 1.14	$ 1.50	$ 1.28	$ 1.38	$ 1.32
Dividends Declared Per Common Share	$ 0.70	$ 0.70	$ 0.70	$ 0.70	$ 0.70	$ 0.70	$ 0.70	$ 0.70
Performance Ratios								
Net Income to Average Total Assets (ROA)	0.51%	0.78%	0.77%	0.80%	1.05%	0.91%	1.00%	0.97%
Net Income to Average Shareholders' Equity (ROE)	8.86	13.92	13.55	14.25	18.91	15.31	16.40	14.18
Net Income to Average Common Equity (ROCE)	9.55	15.38	14.95	15.79	21.28	16.98	18.19	15.44
Efficiency Ratio [1]	73.36	61.66	62.07	63.34	56.46	61.37	58.80	61.53
Net Interest Margin [2]	2.13	2.13	2.22	2.47	2.60	2.60	2.47	2.34

[1] The efficiency ratio is defined as noninterest expense divided by total revenue (net interest income and noninterest income).
[2] The net interest margin is defined as net interest income, on a taxable-equivalent basis, as a percentage of average earning assets.

Fourth Quarter Results and Other Matters

Net Income Available for Common Shareholders

Net income available for common shareholders for the fourth quarter of 2023 was $28.4 million, a decrease of $30.9 million or 52% compared to the fourth quarter of 2022. Diluted earnings per common share were $0.72 for the fourth quarter of 2023, a decrease of $0.78 or 52% compared to the fourth quarter of 2022.

Net Interest Income

Net interest income, on a taxable-equivalent basis, for the fourth quarter of 2023 was $115.8 million, a decrease of $25.0 million or 18% compared to the fourth quarter of 2022. This decrease was primarily due to increase in savings and time deposit interest expense, partially offset by an increase in commercial and consumer loan interest income. Net interest margin was 2.13% for the fourth quarter of 2023, a decrease of 47 basis points compared to the fourth quarter of 2022, primarily due to increased rates on deposits and borrowings partially offset by higher yields in our investment securities and loans portfolio.

Provision for Credit Losses

The provision for credit losses for the fourth quarter of 2023 was a net expense of $2.5 million compared to $0.2 million in the fourth quarter of 2022, while recording a net charge-off of loans and leases of $1.7 million in the fourth quarter of 2023 compared to $1.9 million in the fourth quarter of 2022. The increase in the provision is primarily due to an increase in the loan portfolio.

Noninterest Income

Noninterest income, excluding net losses on sales of investment securities, was $43.9 million in the fourth quarter of 2023, an increase of $1.6 million or 4% compared to the fourth quarter of 2022. This increase was primarily due to a $0.7 million increase in BOLI income from an increase in the portfolio, increases in trust and asset management fees, and service charges on deposit accounts.

Noninterest Expense

Noninterest expense was $116.0 million in the fourth quarter of 2023, an increase of $13.3 million or 13% compared to the fourth quarter of 2022. This increase was primarily due to a $14.7 million industry wide FDIC special assessment, and increased salaries, partially offset by decreases in corporate incentive plans, medical and dental, and retirement benefits expense.

Provision for Income Taxes

The provision for income taxes was $9.2 million in the fourth quarter of 2023, a decrease of $8.5 million or 48% compared to the fourth quarter of 2022. The effective tax rate for the fourth quarter of 2023 was 23.3% compared with an effective tax rate of 22.4% for the fourth quarter of 2022, a 9 basis point increase. The effective tax rate increase was primarily due to a decrease in tax benefits from tax-advantage investments in 2023.

Common Stock Repurchase Program

In the fourth quarter of 2023, there were no repurchased shares of our common stock under our share repurchase program. See Note 11 to the Consolidated Financial Statements for more information related to our common stock repurchase program.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

See the Market Risk section in Management's Discussion and Analysis of Financial Condition and Results of Operation included in Item 7 of this report.

Item 8. Financial Statements and Supplementary Data


Index   **Page**


Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bank of Hawaii Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of condition of Bank of Hawaii Corporation and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income (loss)**,** shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 29, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Allowance for Credit Losses – Loans and Leases

Description of the Matter	At December 31, 2023, the Company's loans and leases portfolio and associated allowance for credit losses (the "Allowance") totaled $14.0 billion and $146.4 million, respectively. As discussed in Note 1 to the consolidated financial statements, the Company's current expected credit loss is an estimate of the credit losses expected over the life of an exposure (or pool of exposures). Management's estimate of expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit losses. The Company then considers whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the historical period used. Relevant factors include, but are not limited to, concentrations of credit risk (geographic, large borrower, and industry), economic trends and conditions, changes in underwriting standards, experience and depth of lending staff, trends in delinquencies, and the level of criticized loans (environmental factor). The Company also considers future economic conditions and portfolio performance as part of a reasonable and supportable forecast period. This includes a quarterly asset quality review which includes a review of forecasted gross charge-offs and recoveries, nonperforming assets, criticized loans and leases, and risk rating migration, as well as additional factors that may not be reflected in the net charge-off forecast.

Auditing the Company's Allowance involved a high degree of subjectivity due to the judgment involved in management's identification and measurement of the qualitative adjustments to the quantitative baseline that were included in the estimate of the Allowance. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding of the Company's process for establishing the Allowance and evaluated the design and tested the operating effectiveness of controls that address the risk of material misstatement related to the measurement of the Allowance. We tested controls over management's review of data inputs utilized in the Allowance calculation, management's identification and review of the qualitative adjustments related to the loan and lease losses and management's review and approval process over the final determination of the Allowance

To test the identification and measurement of the qualitative adjustments included in management's estimate of the Allowance, our audit procedures included, among others, evaluating the Allowance methodology used, including management's consideration of the individual loan portfolio segments, and testing the completeness and accuracy of data from underlying systems and the data warehouse that was used in the determination of qualitative adjustments. We further evaluated management's assessment of the qualitative adjustments by obtaining an understanding of the basis for any changes in underlying environmental factor adjustments and reasonable and supportable period and giving consideration to qualitative adjustments and other information available within the Company and from external sources focusing on both corroborating and any contrary evidence.

We also evaluated the overall Allowance amount to determine whether the amount appropriately reflected the current expected credit loss in the loan portfolio as of the balance sheet date. We reviewed subsequent events and transactions and considered whether they corroborated or contradicted the Company's year-end measurement of the Allowance. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1971.
Honolulu, Hawaii
February 29, 2024

Bank of Hawai'i Corporation and Subsidiaries
Consolidated Statements of Income

(dollars in thousands, except per share amounts)		Year Ended December 31,				
		2023		**2022**		**2021**
Interest Income						
Interest and Fees on Loans and Leases	$	590,611	$	439,798	$	398,616
Income on Investment Securities						
Available-for-Sale		93,528		70,555		64,550
Held-to-Maturity		92,750		81,490		61,955
Deposits		86		32		10
Funds Sold		28,294		4,274		883
Other		5,106		1,217		702
Total Interest Income		810,375		597,366		526,716
Interest Expense						
Deposits		250,847		39,678		15,216
Securities Sold Under Agreements to Repurchase		16,306		12,600		13,260
Funds Purchased		888		417		7
Short-Term Borrowings		5,713		2,070		—
Other Debt		39,596		2,043		943
Total Interest Expense		313,350		56,808		29,426
Net Interest Income		497,025		540,558		497,290
Provision for Credit Losses		9,000		(7,800)		(50,500)
Net Interest Income After Provision for Credit Losses		488,025		548,358		547,790
Noninterest Income						
Trust and Asset Management		43,597		43,803		46,068
Mortgage Banking		4,255		5,980		14,964
Service Charges on Deposit Accounts		31,116		29,620		25,564
Fees, Exchange, and Other Service Charges		55,556		54,914		55,457
Investment Securities Losses, Net		(11,455)		(6,111)		(1,297)
Annuity and Insurance		4,736		3,782		3,224
Bank-Owned Life Insurance		11,643		9,968		7,784
Other		37,161		15,585		19,589
Total Noninterest Income		176,609		157,541		171,353
Noninterest Expense						
Salaries and Benefits		234,079		235,270		228,293
Net Occupancy		39,924		39,441		26,244
Net Equipment		40,251		38,374		35,703
Data Processing		18,836		18,362		20,297
Professional Fees		17,459		14,557		12,895
FDIC Insurance		28,313		6,546		6,536
Other		58,656		62,715		63,621
Total Noninterest Expense		437,518		415,265		393,589
Income Before Provision for Income Taxes		227,116		290,634		325,554
Provision for Income Taxes		55,914		64,830		72,182
Net Income	$	171,202	$	225,804	$	253,372
Preferred Stock Dividends		7,877		7,877		2,975
Net Income Available to Common Shareholders	$	163,325	$	217,927	$	250,397
Basic Earnings Per Common Share	$	4.16	$	5.50	$	6.29
Diluted Earnings Per Common Share	$	4.14	$	5.48	$	6.25
Dividends Declared Per Common Share	$	2.80	$	2.80	$	2.74
Basic Weighted Average Common Shares		39,274,291		39,601,089		39,837,798
Diluted Weighted Average Common Shares		39,428,912		39,788,002		40,053,664

The accompanying notes are an integral part of the Consolidated Financial Statements.

Bank of Hawaiʻi Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

		Year Ended December 31,				
(dollars in thousands)		**2023**		**2022**		**2021**
Net Income	$	171,202	$	225,804	$	253,372
Other Comprehensive Income (Loss), Net of Tax:						
Net Unrealized Gains (Losses) on Investment Securities		36,152		(376,694)		(83,958)
Defined Benefit Plans		1,818		8,418		9,754
Other Comprehensive Income (Loss)		37,970		(368,276)		(74,204)
Comprehensive Income (Loss)	$	209,172	$	(142,472)	$	179,168

The accompanying notes are an integral part of the Consolidated Financial Statements.

Bank of Hawai‘i Corporation and Subsidiaries
Consolidated Statements of Condition

(dollars in thousands)		December 31, 2023		December 31, 2022
Assets				
Interest-Bearing Deposits in Other Banks	$	2,761	$	3,724
Funds Sold		690,112		81,364
Investment Securities				
Available-for-Sale		2,408,933		2,844,823
Held-to-Maturity (Fair Value of $4,253,637 and $4,615,393)		4,997,335		5,414,139
Loans Held for Sale		3,124		1,035
Loans and Leases		13,965,026		13,646,420
Allowance for Credit Losses		(146,403)		(144,439)
Net Loans and Leases		13,818,623		13,501,981
Total Earning Assets		21,920,888		21,847,066
Cash and Due From Banks		308,071		316,679
Premises and Equipment, Net		194,855		206,777
Operating Lease Right-of-Use Assets		86,110		92,307
Accrued Interest Receivable		66,525		61,002
Foreclosed Real Estate		2,098		1,040
Mortgage Servicing Rights		20,880		22,619
Goodwill		31,517		31,517
Bank-Owned Life Insurance		462,894		453,882
Other Assets		639,458		573,988
Total Assets	$	23,733,296	$	23,606,877
Liabilities				
Deposits				
Noninterest-Bearing Demand	$	6,058,554	$	6,714,982
Interest-Bearing Demand		3,749,717		4,232,567
Savings		8,189,472		7,962,410
Time		3,057,302		1,705,737
Total Deposits		21,055,045		20,615,696
Securities Sold Under Agreements to Repurchase		150,490		725,490
Other Debt		560,190		410,294
Operating Lease Liabilities		94,693		100,526
Retirement Benefits Payable		23,673		26,991
Accrued Interest Payable		41,023		9,698
Taxes Payable		7,636		7,104
Other Liabilities		386,304		394,083
Total Liabilities		22,319,054		22,289,882
Commitments and Contingencies (Note 20 and Note 23)				
Shareholders' Equity				
Preferred Stock ($.01 par value; authorized 180,000 shares; issued and outstanding: December 31, 2023 and December 31, 2022 - 180,000)		180,000		180,000
Common Stock ($.01 par value; authorized 500,000,000 shares; issued / outstanding: December 31, 2023 -58,755,465 / 39,753,138 and December 31, 2022 - 58,733,625 / 39,835,750)		583		582
Capital Surplus		636,422		620,578
Accumulated Other Comprehensive Loss		(396,688)		(434,658)
Retained Earnings		2,107,569		2,055,912
Treasury Stock, at Cost (Shares: December 31, 2023 - 19,002,327 and December 31, 2022 - 18,897,875)		(1,113,644)		(1,105,419)
Total Shareholders' Equity		1,414,242		1,316,995
Total Liabilities and Shareholders' Equity	$	23,733,296	$	23,606,877

The accompanying notes are an integral part of the Consolidated Financial Statements.

Bank of Hawai'i Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity

(dollars in thousands except share amounts)	Preferred Shares Outstanding	Preferred Stock	Common Shares Outstanding	Common Stock	Capital Surplus	Accum. Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
Balance as of December 31, 2020	—	$ —	40,119,312	$ 580	$ 591,360	$ 7,822	$ 1,811,979	$ (1,037,234)	$ 1,374,507
Net Income	—	—	—	—	—	—	253,372	—	253,372
Other Comprehensive Loss	—	—	—	—	—	(74,204)	—	—	(74,204)
Share-Based Compensation	—	—	—	—	13,267	—	—	—	13,267
Preferred Stock Issued, Net	180,000	180,000	—	—	(4,513)	—	—	—	175,487
Common Stock Issued under Purchase and Equity Compensation Plans	—	—	507,121	1	2,394	—	(1,368)	13,021	14,048
Common Stock Repurchased	—	—	(373,240)	—	—	—	—	(31,258)	(31,258)
Cash Dividends Declared Common Stock ($2.74 per share)	—	—	—	—	—	—	(110,633)	—	(110,633)
Cash Dividends Declared Preferred Stock	—	—	—	—	—	—	(2,975)	—	(2,975)
Balance as of December 31, 2021	180,000	$ 180,000	40,253,193	$ 581	$ 602,508	$ (66,382)	$ 1,950,375	$ (1,055,471)	$ 1,611,611
Net Income	—	—	—	—	—	—	225,804	—	225,804
Other Comprehensive Loss	—	—	—	—	—	(368,276)	—	—	(368,276)
Share-Based Compensation	—	—	—	—	16,066	—	—	—	16,066
Common Stock Issued under Purchase and Equity Compensation Plans	—	—	272,007	1	2,004	—	167	5,115	7,287
Common Stock Repurchased	—	—	(689,450)	—	—	—	—	(55,063)	(55,063)
Cash Dividends Declared Common Stock ($2.80 per share)	—	—	—	—	—	—	(112,557)	—	(112,557)
Cash Dividends Declared Preferred Stock	—	—	—	—	—	—	(7,877)	—	(7,877)
Balance as of December 31, 2022	180,000	$ 180,000	39,835,750	$ 582	$ 620,578	$ (434,658)	$ 2,055,912	$ (1,105,419)	$ 1,316,995
Net Income	—	—	—	—	—	—	171,202	—	171,202
Other Comprehensive Income	—	—	—	—	—	37,970	—	—	37,970
Share-Based Compensation	—	—	—	—	15,656	—	—	—	15,656
Common Stock Issued under Purchase and Equity Compensation Plans	—	—	130,286	1	188	—	127	6,065	6,381
Common Stock Repurchased	—	—	(212,898)	—	—	—	—	(14,290)	(14,290)
Cash Dividends Declared Common Stock ($2.80 per share)	—	—	—	—	—	—	(111,795)	—	(111,795)
Cash Dividends Declared Preferred Stock	—	—	—	—	—	—	(7,877)	—	(7,877)
Balance as of December 31, 2023	180,000	$ 180,000	39,753,138	$ 583	$ 636,422	$ (396,688)	$ 2,107,569	$ (1,113,644)	$ 1,414,242

The accompanying notes are an integral part of the Consolidated Financial Statements.

Bank of Hawai'i Corporation and Subsidiaries
Consolidated Statements of Cash Flows

(dollars in thousands)		Year Ended December 31,		
		2023	**2022**	**2021**
Operating Activities				
Net Income	$	171,202	$ 225,804	$ 253,372
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:				
Provision for Credit Losses		9,000	(7,800)	(50,500)
Depreciation and Amortization		21,324	21,377	21,084
Amortization of Deferred Loans and Leases Fees, Net		491	(215)	(16,728)
Amortization and Accretion of Premiums/Discounts on Investment Securities, Net		13,222	20,824	36,488
Amortization of Operating Lease Right-of-Use-Assets		11,667	11,843	11,493
Share-Based Compensation		15,656	16,066	13,267
Benefit Plan Contributions		(2,141)	(1,679)	(1,687)
Deferred Income Taxes		(11,205)	(2,713)	3,020
Gains on Sale of Premises and Equipment		—	—	(8,655)
Loss on Agreement to Sell Assets That Will Terminate Certain Leveraged Leases		—	6,918	—
Net Gains on Sales of Loans and Leases		(2,103)	(4,100)	(14,889)
Net Losses on Investment Securities		11,455	6,111	1,297
Proceeds from Sales of Loans Held for Sale		57,738	133,715	508,199
Originations of Loans Held for Sale		(60,084)	(106,965)	(408,210)
Net Tax Benefits from Share-Based Compensation		(516)	166	1,611
Net Change in Other Assets and Other Liabilities		(85,485)	13,608	27,989
Net Cash Provided by Operating Activities		150,221	332,960	377,151
Investing Activities				
Investment Securities Available-for-Sale:				
Proceeds from Sales, Prepayments and Maturities		463,442	677,087	1,487,043
Purchases		(511)	(1,058,922)	(2,100,693)
Investment Securities Held-to-Maturity:				
Proceeds from Prepayments and Maturities		434,528	645,463	1,221,585
Purchases		—	(91,229)	(2,676,376)
Net Change in Loans and Leases		(325,262)	(1,397,056)	(342,767)
Premises and Equipment, Net		(9,402)	(28,761)	(22,372)
Proceeds from Sale of Premises and Equipment		—	—	10,246
Net Cash Provided by (Used in) Investing Activities		562,795	(1,253,418)	(2,423,334)
Financing Activities				
Net Change in Deposits		439,349	255,588	2,148,487
Net Change in Short-Term Borrowings		(575,000)	275,000	(150,100)
Proceeds from Other Debt		1,350,000	400,000	—
Repayments of Other Debt		(1,200,104)	(97)	(50,090)
Proceeds from Issuance of Preferred Stock		—	—	175,487
Proceeds from Issuance of Common Stock		5,878	6,797	13,611
Repurchase of Common Stock		(14,290)	(55,063)	(31,258)
Cash Dividends Paid on Common Stock		(111,795)	(112,557)	(110,633)
Cash Dividends Paid on Preferred Stock		(7,877)	(7,877)	(2,975)
Net Cash (Used in) Provided by Financing Activities		(113,839)	761,791	1,992,529
Net Change in Cash and Cash Equivalents		599,177	(158,667)	(53,654)
Cash and Cash Equivalents at Beginning of Period		401,767	560,434	614,088
Cash and Cash Equivalents at End of Period	$	1,000,944	$ 401,767	$ 560,434
Supplemental Information				
Cash Paid for Interest	$	282,025	$ 49,609	$ 32,044
Cash Paid for Income Taxes		52,246	53,025	48,764
Non-Cash Investing and Financing Activities:				
Transfer of Investment Securities from Available-for-Sale to Held-to-Maturity		—	1,275,043	—
Transfer from Loans to Foreclosed Real Estate		1,625	—	—
Transfers from Loans to Loans Held for Sale		—	380	34,647
Transfers from Loans Held for Sale to Loans		569	—	—

The accompanying notes are an integral part of the Consolidated Financial Statements.

Note 1. Summary of Significant Accounting Policies

Basis of Presentation

Bank of Hawai'i Corporation (the "Parent") is a Delaware corporation and a bank holding company headquartered in Honolulu, Hawaii. Bank of Hawai'i Corporation and its subsidiaries (collectively, the "Company") provide a broad range of financial products and services to customers in Hawaii, Guam, and other Pacific Islands. The majority of the Company's operations consist of customary commercial and consumer banking services including, but not limited to, lending, leasing, deposit services, trust and investment activities, brokerage services, and trade financing.

The accounting and reporting principles of the Company conform to U.S. generally accepted accounting principles ("GAAP") and prevailing practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences could be material to the financial statements.

Certain prior period information has been reclassified to conform to the current year presentation.

The following is a summary of the Company's significant accounting policies:

Consolidation

The accompanying consolidated financial statements include the accounts of the Parent and its subsidiaries. The Parent's principal operating subsidiary is Bank of Hawai'i (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Variable Interest Entities

Variable interests are defined as contractual ownership or other interests in an entity that change with fluctuations in an entity's net asset value. The primary beneficiary consolidates the variable interest entity ("VIE"). The primary beneficiary is defined as the enterprise that has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits that could be significant to the VIE.

The Company has limited partnership interests in several low-income housing partnerships. These partnerships provide funds for the construction and operation of apartment complexes that provide affordable housing to lower-income households. If these developments successfully attract a specified percentage of residents falling in that lower income range, state and/or federal income tax credits are made available to the partners. The tax credits are generally recognized over 10 years for federal and 5 years for state. In order to continue receiving the tax credits each year over the life of the partnership, the low-income residency targets must be maintained.

Unfunded commitments to fund these low-income housing partnerships were $101.1 million and $88.8 million as of December 31, 2023, and December 31, 2022, respectively. These unfunded commitments are unconditional and legally binding and are recorded in other liabilities in the consolidated statements of condition. See Note 18 *Affordable Housing Projects Tax Credit Partnerships* for more information.

The Company also has limited partnership interests in solar energy tax credit partnership investments. These partnerships develop, build, own and operate solar renewable energy projects. Over the course of these investments, the Company expects to receive federal and state tax credits, tax-related benefits, and excess cash available for distribution, if any. The Company may be called to sell its interest in the limited partnerships through a call option once all investment tax credits have been recognized. Tax benefits associated with these investments are generally recognized over 6 years.

Although these entities meet the definition of a VIE, the Company is not the primary beneficiary of the entities, as the general partner has both the power to direct the activities that most significantly impact the economic performance of the entities and the obligation to absorb losses or the right to receive benefits that could be significant to the entities. While the partnership agreements allow the limited partners, through a majority vote, to remove the general partner, this right is not deemed to be substantive as the general partner can only be removed for cause.

The investments in these entities are initially recorded at cost, which approximates the maximum exposure to loss as a result of the Company's involvement with these unconsolidated entities. The balance of the Company's investments in these entities was $208.9 million and $175.3 million as of December 31, 2023, and December 31, 2022, respectively, and is included in other assets in the consolidated statements of condition.

Investment Securities

Investment securities are accounted for according to their purpose and holding period. Trading securities are those that are bought and held principally for the purpose of selling them in the near term. The Company held no trading securities as of December 31, 2023 or December 31, 2022. Available-for-sale investment securities, comprised of debt and mortgage-backed securities, are those that may be sold before maturity due to changes in the Company's interest rate risk profile or funding needs, and are reported at fair value with unrealized gains and losses, net of taxes, reported as a component of other comprehensive income. Held-to-maturity investment securities, comprised of debt and mortgage-backed securities, are those that management has the positive intent and ability to hold to maturity and are reported at amortized cost.

Realized gains and losses are recorded in noninterest income and are determined on a trade date basis using the specific identification method. Interest and dividends on investment securities are recognized in interest income on an accrual basis. Premiums and discounts are amortized or accreted into interest income using the interest method over the expected lives of the individual securities.

Transfers of debt securities from the available-for-sale category to the held-to-maturity category are made at fair value at the date of transfer. The unrealized holding gain or loss at the date of transfer remains in accumulated other comprehensive income and in the carrying value of the held-to-maturity investment security. Premiums or discounts on investment securities are amortized or accreted as an adjustment of yield using the interest method over the estimated life of the security. Unrealized holding gains or losses that remain in accumulated other comprehensive income are also amortized or accreted over the estimated life of the security as an adjustment of yield, offsetting the related amortization of the premium or accretion of the discount.

Loans Held for Sale

Residential mortgage loans with the intent to be sold in the secondary market are accounted for on an aggregate basis under the fair value option. Fair value is primarily determined based on quoted prices for similar loans in active markets. Non-refundable fees and direct loan origination costs related to residential mortgage loans held for sale are recognized as part of the cost basis of the loan at the time of sale. Gains and losses on sales of residential mortgage loans (sales proceeds minus carrying value) are recorded in the mortgage banking component of noninterest income.

Commercial loans that management has an active plan to sell are valued on an individual basis at the lower-of-cost-or fair value. Fair value is primarily determined based on quoted prices for similar loans in active markets or agreed upon sales prices. Any reduction in the loan's value, prior to being transferred to the held-for-sale category, is reflected as a charge-off of the recorded investment in the loan resulting in a new cost basis, with a corresponding reduction in the allowance for credit losses (the "Allowance"). Further decreases in the fair value of the loan are recognized in noninterest expense.

Loans and Leases

Loans are reported at the principal amount outstanding, net of unearned income including unamortized deferred loan fees and costs, and cumulative net charge-offs. Interest income is recognized on an accrual basis. Loan origination fees, certain direct costs, and unearned discounts and premiums, if any, are deferred and are generally amortized into interest income as yield adjustments using the interest method over the contractual life of the loan. Loan commitment fees are generally recognized into noninterest income. Other credit-related fees are recognized as fee income, a component of noninterest income, when earned.

The Company's lease financing arrangements primarily consist of equipment and automobile leases. These lease arrangements are classified as sales-type leases despite not receiving a selling profit at lease inception. Sales-type leases are carried at the aggregate of lease payments receivable plus the estimated residual value of leased property, less unearned income. Unearned income on sales-type leases is amortized over the lease term by methods that approximate the interest method. Residual values on leased assets are periodically reviewed for impairment.

Non-Performing Loans and Leases

Generally, all classes of commercial loans and leases are placed on non-accrual status upon becoming contractually past due 90 days as to principal or interest (unless loans and leases are adequately secured by collateral, are in the process of collection, and are reasonably expected to result in repayment), when terms are renegotiated below market levels, or where substantial doubt about full repayment of principal or interest is evident. For residential mortgage and home equity loan classes, loans past due 120 days as to principal or interest may be placed on non-accrual status and a partial charge-off may be recorded, depending on the collateral value and whether the loan is in the process of collection. For automobile and other consumer loan classes, the entire outstanding balance of the loan is charged off when the loan becomes 120 days past due as to principal or interest.

When a loan or lease is placed on non-accrual status, the accrued and unpaid interest receivable is reversed and the loan or lease is accounted for on the cash or cost recovery method until qualifying for return to accrual status. All payments received on non-accrual loans and leases are applied against the principal balance of the loan or lease. A loan or lease may be returned to accrual status when all delinquent interest and principal become current in accordance with the terms of the loan or lease agreement and when doubt about repayment is resolved.

Generally, for all classes of loans and leases, a charge-off is recorded when it is probable that a loss has been incurred and when it is possible to determine a reasonable estimate of the loss. For all classes of commercial loans and leases, a charge-off is determined on a judgmental basis after due consideration of the debtor's prospects for repayment and the fair value of collateral. For the pooled segment of the Company's commercial and industrial loan class, which consists of small business loans, the entire outstanding balance of the loan remains on accrual status until it is charged off during the month that the loan becomes 120 days past due as to principal or interest. As previously mentioned, for residential mortgage and home equity loan classes, a partial charge-off may be recorded at 120 days past due as to principal or interest depending on the collateral value and/or the collectability of the loan. In the event that a loan or line in the home equity loan class is behind another financial institution's first mortgage, the entire outstanding balance of the loan is charged off when the loan becomes 120 days past due as to principal or interest, unless the combined loan-to-value ratio is 60% or less. As noted above, loans in the automobile and other consumer loan classes are charged off in its entirety upon the loan becoming 120 days past due as to principal or interest.

Reserve for Credit Losses

The Company's reserve for credit losses is comprised of the Allowance and the Unfunded Reserve.

Allowance for Credit Losses - Loans and Leases (the "Allowance")

The current expected credit loss ("CECL") approach requires an estimate of the credit losses expected over the life of an exposure (or pool of exposures).

The estimate of expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit losses. The Company then considers whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the period from which historical experience was used. The Company also considers future economic conditions and portfolio performance as part of a reasonable and supportable forecast period.

Portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company has designated two portfolio segments of loans and leases, commercial and consumer. These portfolio segments are further disaggregated into classes, which represent loans and leases of similar type, risk characteristics, and methods for monitoring and assessing credit risk. The commercial portfolio segment is disaggregated into four classes, commercial and industrial, commercial mortgage, construction, and lease financing. The consumer portfolio segment is also disaggregated into four classes, residential mortgage, home equity, auto, and other (which is comprised of revolving credit, installment, and consumer lease financing arrangements). Each commercial and consumer portfolio class is also segmented based on risk characteristics.

Commercial Portfolio Segment

The historical loss experience for the commercial portfolio segment is primarily determined using a Cohort method. This method pools loans into groups ("cohorts") sharing similar risk characteristics based on portfolio class and risk ratings, and tracks each cohort's historical net charge-offs to calculate a historical loss rate. The historical loss rates for each cohort are then averaged to calculate an overall historical loss rate which is applied to current loan balances to arrive at the quantitative baseline portion of the Allowance for most of the commercial portfolio segment.

The Company also considers qualitative adjustments to the quantitative baseline such as the impact of current environmental factors at the reporting date that did not exist over the period from which historical experience was used. Relevant factors include, but are not limited to, concentrations of credit risk, such as geographic, large borrower, industry; and economic trends and conditions, such as Hawaii unemployment, real estate prices and market conditions, and visitor arrivals. The Company also considers changes in underwriting standards, experience and depth of lending staff, trends in delinquencies, and the level of criticized loans.

The Company also incorporates a reasonable and supportable ("R&S") loss forecast period, which is currently one year, to account for the effect of forecasted economic conditions and other factors on the performance of the commercial portfolio, which could differ from historical loss experience. The Company performs asset quality reviews which includes a review of forecasted delinquencies, gross charge-offs and recoveries, nonperforming assets, criticized loans and leases, and risk rating migration. The results of the asset quality review are used to consider qualitative adjustments to the quantitative baseline. After the one-year R&S loss forecast period, this adjustment assumes an immediate reversion to historical loss rates for the remaining expected life of the loan.

The Company establishes a specific reserve for individually evaluated loans which do not share similar risk characteristics with the loans evaluated using a collective or pooled basis. These individually evaluated loans are removed from the pooling approach discussed above for the quantitative baseline. Individually evaluated loans may include non-accrual and doubtful loans as well as other loans with unique risk characteristics that justify separate analysis as deemed appropriate by management.

Consumer Portfolio Segment

The historical loss experience for the consumer portfolio segment is primarily determined using a Vintage method. This method measures historical loss behavior in the form of a historical loss rate for homogenous loan pools that originate in the same period, known as a vintage. The historical loss rates are then applied to origination loan balances by vintage to determine the quantitative baseline portion of the Allowance for most of the consumer portfolio segment. The homogenous loan pools are segmented according to similar risk characteristics (e.g., residential mortgage, home equity) and may be sub-segmented further based on historical loss behavior. For example, the Company sub-segments residential mortgages by geography and home equity by lien position.

The Company also considers qualitative adjustments to the quantitative baseline. For example, the Company considers the impact of current environmental factors at the reporting date that did not exist over the period from which historical experience was used. The environmental factors considered for the consumer portfolio are similar to the aforementioned factors considered for the commercial portfolio.

The Company also incorporates a reasonable and supportable ("R&S") loss forecast period, which is currently one year, to account for the effect of forecasted economic conditions and other factors on the performance of the consumer portfolio which could differ from historical loss experience. The Company performs asset quality reviews which include a review of forecasted delinquencies, gross charge-offs and recoveries, and nonperforming assets. Asset quality review results are used to consider qualitative adjustments to the quantitative baseline.

The Company has chosen an immediate reversion back to average historical loss rates following the one-year R&S loss forecast period. The reversion method does not reflect uncertainties beyond the R&S loss forecast period, for which the Company has addressed through other qualitative adjustments.

The Company establishes a specific reserve for individually evaluated loans that do not share similar risk characteristics with the loans evaluated using a collective or pooled basis.

See Note 4 *Loans and Leases and the Allowance for Credit Losses* for more information.

Allowance for Credit Losses - Held-to-Maturity ("HTM") Debt Securities

The Company's HTM debt securities are also required to utilize the CECL approach to estimate expected credit losses. Substantially all of the Company's HTM debt securities are issued by U.S. government agencies or U.S. government-sponsored enterprises. These securities carry the explicit and/or implicit guarantee of the U.S. government, are widely recognized as "risk free," and have a long history of zero credit loss. Therefore, the Company did not record an allowance for credit losses for these securities.

Allowance for Credit Losses - Available-for-Sale ("AFS") Debt Securities

The impairment model for available-for-sale ("AFS") debt securities differs from the CECL approach utilized by HTM debt securities because AFS debt securities are measured at fair value rather than amortized cost. Although ASU No. 2016-13 replaced the legacy other-than-temporary impairment ("OTTI") model with a credit loss model, it retained the fundamental nature of the legacy OTTI model. One notable change from the legacy OTTI model is when evaluating whether credit loss exists, an entity may no longer consider the length of time fair value has been less than amortized cost. For AFS debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either criteria is met, the security's amortized cost basis is written down to fair value through income. For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit losses. Losses are charged against the allowance when management believes the uncollectibility of an AFS security is confirmed or when either of the criteria regarding intent or requirement to sell is met. As of December 31, 2023, the Company determined that the unrealized loss positions in AFS securities were not the result of credit losses, and management had the intent and ability to hold to recovery, therefore, an allowance for credit losses was not recorded. See Note 3 *Investment Securities* for more information.

Collateral-Dependent Loans

A financial asset is considered collateral-dependent when the debtor is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. For all classes of loans and leases deemed collateral-dependent, the Company elected the practical expedient to estimate expected credit losses based on the collateral's fair value less cost to sell. In most cases, the Company records a partial charge-off to reduce the loan's carrying value to the collateral's fair value less cost to sell. Substantially all of the collateral consists of various types of real estate including residential properties; commercial properties such as retail centers, office buildings, and lodging; agriculture land; and vacant land.

Reserve for Unfunded Commitments

The Unfunded Reserve represents the expected credit losses on off-balance sheet commitments such as unfunded commitments to extend credit and standby letters of credit. However, a liability is not recognized for commitments unconditionally cancellable by the Company. The Unfunded Reserve is recognized as a liability (other liabilities in the consolidated statements of condition) and the offsetting adjustment to the reserve is recognized in provision for credit losses in the consolidated statements of income. The Unfunded Reserve is determined by estimating future draws and applying the expected loss rates on those draws. Future draws are based on historical averages of utilization rates (i.e., the likelihood of draws taken). To estimate future draws on unfunded balances, current utilization rates are compared to historical utilization rates. If current utilization rates are below historical utilization rates, the rate difference is applied to the committed balance to estimate the future draw. Expected loss rates are estimated using the loss rates calculated for the corresponding loan category in the Allowance. For the commercial portfolio, the historical loss rates were calculated utilizing the Cohort methodology, while the consumer portfolio utilized the Vintage methodology.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks, and funds sold. All amounts are readily convertible to cash and have maturities of less than 90 days.

Premises and Equipment

Premises and equipment, including leasehold improvements, are stated at cost, less accumulated depreciation and amortization. Capital leases are included in premises and equipment at the capitalized amount less accumulated amortization.

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives generally range up to 30 years for buildings and up to 10 years for equipment. Capitalized leased assets and leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the lease term. Repairs and maintenance are charged to expense as incurred, while improvements which extend the estimated useful life of the asset are capitalized and depreciated over the estimated remaining life of the asset.

Premises and equipment are periodically evaluated for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment exists when the expected undiscounted future cash flows of premises and equipment are less than its carrying amount. In that event, the Company records a loss for the difference between the carrying amount and the fair value of the asset based on quoted market prices, if applicable, or a discounted cash flow analysis.

Foreclosed Real Estate

Foreclosed real estate consists of properties acquired through foreclosure proceedings or acceptance of a deed-in-lieu of foreclosure. These properties are recorded at fair value less estimated costs to sell the property. If the recorded investment in the loan exceeds the property's fair value at the time of acquisition, a charge-off is recorded against the Allowance. If the fair value of the property at the time of acquisition exceeds the carrying amount of the loan, the excess is recorded either as a recovery to the Allowance if a charge-off had previously been recorded, or as a gain on initial transfer in other noninterest income. Subsequent decreases in the property's fair value and operating expenses of the property are recognized through charges to other noninterest expense. The fair value of the property acquired is based on third party appraisals, broker price opinions, recent sales activity, or a combination thereof, subject to management judgment.

Mortgage Servicing Rights

Mortgage servicing rights are recognized as assets when mortgage loans are sold and the rights to service those loans are retained. Mortgage servicing rights are initially recorded at fair value by using a discounted cash flow model to calculate the present value of estimated future net servicing income.

The Company's mortgage servicing rights accounted for under the fair value method are carried on the statements of condition at fair value with changes in fair value recorded in mortgage banking income in the period in which the change occurs. Changes in the fair value of mortgage servicing rights are primarily due to changes in valuation inputs, assumptions, and the collection and realization of expected cash flows.

The Company's mortgage servicing rights accounted for under the amortization method are initially recorded at fair value. However, these mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income. An impairment analysis is prepared on a quarterly basis by estimating the fair value of the mortgage servicing rights and comparing that value to the carrying amount. A valuation allowance is established when the carrying amount of these mortgage servicing rights exceeds fair value.

Goodwill

Goodwill is initially recorded as the excess of the purchase price over the fair value of the net assets acquired in a business combination and is subsequently evaluated at least annually for impairment. Goodwill impairment testing is performed at the reporting unit level, equivalent to a business segment or one level below. The Company has goodwill assigned to the following reporting unit: Consumer Banking.

The Company performs its annual evaluation of goodwill impairment in the fourth quarter of each year and on an interim basis if events or changes in circumstances indicate that there may be impairment. The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The qualitative factors considered include, but are not limited to, macroeconomic and State of Hawaii economic conditions, industry and market conditions and trends, the Company's financial performance, market capitalization, stock price, and any Company-specific events relevant to the assessment. If the assessment of qualitative factors indicates that it is not more likely than not that an impairment exists, no further testing is performed; otherwise an impairment test is performed. Subsequent reversals of goodwill impairment are prohibited. For the year ended December 31, 2023, the Company's goodwill impairment evaluation, based on its qualitative assessment, indicated there was no impairment.

Non-Marketable Equity Securities

The Company is required to own Federal Home Loan Bank ("FHLB") of Des Moines and Federal Reserve Bank ("FRB") stock as a condition of membership. These non-marketable equity securities are accounted for at cost which equals par or redemption value. These securities do not have a readily determinable fair value as their ownership is restricted and there is no market for these securities. These securities can only be redeemed or sold at their par value and only to the respective issuing government sponsored institution or to another member institution. The Company records these non-marketable equity securities as a component of other assets, which are periodically evaluated for impairment. Management considers these non-marketable equity securities to be long-term investments. Accordingly, when evaluating these securities for impairment, management considers the ultimate recoverability of the par value rather than by recognizing temporary declines in value.

Bank-Owned Life Insurance

The Company purchases life insurance policies on the lives of certain officers and employees and is the owner and beneficiary of the policies. The Company invests in these Bank-Owned Life Insurance ("BOLI") policies to provide an efficient form of funding for long-term retirement and other employee benefits costs. The Company records these BOLI policies in the consolidated statements of condition at cash surrender value, with changes recorded in noninterest income in the consolidated statements of income.

Securities Sold Under Agreements to Repurchase

The Company enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Company may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Company to repurchase the assets. As a result, securities sold under agreements to repurchase are accounted for as collateralized financing arrangements (i.e., secured borrowings) and not as a sale and subsequent repurchase of securities. The obligation to repurchase the securities is reflected as a liability in the Company's consolidated statements of condition, while the securities underlying the securities sold under agreements to repurchase remain in the respective asset accounts.

Pension and Postretirement Benefit Plans

The Company incurs certain employment-related expenses associated with its two frozen pension plans and a postretirement benefit plan (the "Plans"). In order to measure the expense associated with the Plans, various assumptions are made including the discount rate, expected return on plan assets, anticipated mortality rates, and expected future healthcare costs. The assumptions are based on historical experience as well as current facts and circumstances. The Company uses a December 31 measurement date for its Plans. As of the measurement date, plan assets are determined based on fair value, generally representing observable market prices. The projected benefit obligation is primarily determined based on the present value of projected benefit distributions at an assumed discount rate.

Net periodic pension benefit costs include interest costs based on an assumed discount rate, the expected return on plan assets based on actuarially derived market-related values, and the amortization of net actuarial gains or losses. Net periodic postretirement benefit costs include service costs, interest costs based on an assumed discount rate, and the amortization of prior service credits and net actuarial gains or losses. The service cost portion of net periodic pension and postretirement benefit costs is recognized in salaries and benefits and interest cost, expected return on plan assets and amortization of net actuarial gains or losses are recognized in other noninterest expense in the consolidated statements of income. Differences between expected and actual results in each year are included in the net actuarial gain or loss amount, which is recognized in other comprehensive income. The net actuarial gain or loss in excess of a 10% corridor is amortized in net periodic benefit cost over the average remaining expected lives of the pension plan participants and over the average remaining future service years of the postretirement benefit plan participants. The prior service credit is amortized over the average remaining service period to full eligibility for participating employees expected to receive benefits.

The Company recognizes in its consolidated statements of condition an asset for a plan's overfunded status or a liability for a plan's underfunded status. The Company also measures the Plans' assets and obligations that determine its funded status as of the end of the year and recognizes those changes in other comprehensive income, net of tax.

Income Taxes

The Parent files a consolidated federal income tax return with the Bank and its subsidiaries. Calculation of the Company's provision for income taxes requires the interpretation of income tax laws and regulations and the use of estimates and judgments in its determination. The Company is subject to examination by governmental authorities that may give rise to income tax issues due to differing interpretations. Changes to the liability for income taxes also occur due to changes in income tax rates, implementation of new business strategies, resolution of issues with taxing authorities, and newly enacted statutory, judicial, and regulatory guidance.

Deferred income taxes are provided to reflect the tax effect of temporary differences between financial statement carrying amounts and the corresponding tax basis of assets and liabilities. Deferred income taxes are calculated by applying enacted statutory tax rates and tax laws to future years in which temporary differences are expected to reverse. The impact on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that the tax rate change is enacted. A deferred tax valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized.

The Company's tax sharing policy provides for the settlement of income taxes between each relevant subsidiary as if the subsidiary had filed a separate return. Payments are made to the Parent by subsidiaries with tax liabilities and subsidiaries that generate tax benefits receive payments for those benefits as used.

The Company maintains reserves for certain tax positions that arise in the normal course of business. As of December 31, 2023, these positions were evaluated based on an assessment of probabilities as to the likelihood of whether a liability had been incurred. Such assessments are reviewed as events occur and adjustments to the reserves are made as appropriate. In evaluating a tax position for recognition, the Company evaluates whether it is more likely than not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more likely than not recognition threshold, the tax position is measured and recognized in the Company's Consolidated Financial Statements as the largest amount of tax benefit that, in management's judgment, is greater than 50% likely of being realized upon ultimate settlement.

Treasury Stock

Shares of the Parent's common stock that are repurchased are recorded in treasury stock at cost. On the date of subsequent re-issuance, the treasury stock account is reduced by the cost of such stock on a first-in, first-out basis.

Earnings Per Common Share

Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period, assuming conversion of all potentially dilutive common stock equivalents.

Derivative Financial Instruments and Hedging Activities

Derivative instruments are carried at fair value and recorded in other assets or other liabilities, as appropriate in the consolidated statements of condition with changes in the fair value recorded to earnings or accumulated other comprehensive income, as appropriate. On the date the derivative contract is entered into, the Company designates the derivative as a fair value hedge (i.e., a hedge of the fair value of a recognized asset or liability) or a free-standing derivative instrument. For a derivative designated as a fair value hedge, the changes in the fair value of the derivative instrument and the changes in the fair value of the hedged asset or liability are recognized in current period earnings as an increase or decrease to the carrying value of the hedged item in the statements of condition and in the related income statement account.

For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability or of an unrecognized firm commitment attributable to interest rate risk are recorded in current period earnings.

The Company formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments that are designated as hedges to specific assets or liabilities, unrecognized firm commitments or forecasted transactions. The Company also formally assesses, both at the inception of a hedge and on a quarterly basis, whether the derivative instruments used are highly effective in offsetting changes in fair values of hedged items. To qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the derivative contract. The Company assesses a hedge as highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk.

Share-Based Compensation

The Company may grant share-based compensation to employees and non-employee directors in the form of restricted stock and restricted stock units. The fair value of restricted stock is determined based on the closing price of the Parent's common stock on the date of grant. The Company recognizes compensation expense related to restricted stock on a straight-line basis over the vesting period for service-based awards plus additional recognition of costs associated with accelerated vesting based on the projected attainment of Company performance measures.

Advertising Costs

Advertising costs are expensed the first time that advertising takes place. Advertising costs were $8.2 million, $10.0 million, and $9.6 million for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, respectively.

International Operations

The Bank has operations that are conducted in certain Pacific Islands that are denominated in U.S. dollars. These operations are classified as domestic.

Fair Value Measurements

Fair value measurements apply whenever GAAP requires or permits assets or liabilities to be measured at fair value either on a recurring or nonrecurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. Fair value is based on the assumptions that management believes market participants would use when pricing an asset or liability. Fair value measurement and disclosure guidance established a three-level fair value hierarchy that prioritizes the use of inputs used in valuation methodologies. Management maximizes the use of observable inputs and minimizes the use of unobservable inputs when determining fair value measurements. Management reviews and updates the fair value hierarchy classifications of the Company's assets and liabilities on a quarterly basis. The three-level fair value hierarchy is as follows:

Level 1: Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available. A contractually binding sales price also provides reliable evidence of fair value.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that utilize model-based techniques for which all significant assumptions are observable in the market.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement; inputs to the valuation methodology that utilize model-based techniques for which significant assumptions are not observable in the market; or inputs to the valuation methodology that requires significant management judgment or estimation, some of which may be internally developed.

In some instances, an instrument may fall into multiple levels of the fair value hierarchy. In such instances, the instrument's level within the fair value hierarchy is based on the lowest of the three levels (with Level 3 being the lowest) that is significant to the fair value measurement. The Company's assessment of the significance of an input requires judgment and considers factors specific to the instrument.

See Note 14 *Employee Benefits* and Note 21 *Fair Value of Assets and Liabilities* for the required fair value measurement disclosures.

Accounting Standards Pending Adoption

In November 2023, the FASB issued ASU 2023-07, "Improvements to Reportable Segment Disclosures." The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis to enable investors to develop more decision-useful financial analyses. ASU 2023-07 is effective for fiscal years beginning after December 31, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments in ASU 2023-07 should be applied retrospectively to all prior periods presented in the financial statements. ASU 2023-07 is not expected to have a material impact on the Company's consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, "Improvements to Income Tax Disclosures." ASU 2023-09 enhances annual income tax disclosures to address investor requests for more information about the tax risks and opportunities present in an entity's worldwide operations. The two primary enhancements disaggregate existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual period beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. ASU 2023-09 is not expected to have a material impact on the Company's consolidated financial statements.

Note 2. Cash and Cash Equivalents and Restrictions on Cash

The Company is required to maintain cash on hand or on deposit with the FRB based on the amount of certain customer deposits, mainly checking accounts. The FRB lowered the reserve requirement ratios on transaction accounts to zero percent effective March 26, 2020, therefore, there were no required reserve balances as of December 31, 2023 and December 31, 2022.

The following table provides a reconciliation of cash and cash equivalents reported within the consolidated statements of condition that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

(dollars in thousands)	December 31, 2023	December 31, 2022
Interest-Bearing Deposits in Other Banks	$ 2,761	$ 3,724
Funds Sold	690,112	81,364
Cash and Due From Banks	308,071	316,679
Total Cash and Cash Equivalents	$ 1,000,944	$ 401,767

Note 3. Investment Securities

The amortized cost, gross unrealized gains and losses, and fair value of the Company's investment securities as of December 31, 2023, and December 31, 2022, were as follows:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2023				
Available-for-Sale:				
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 223,308	$ 361	$ (11,096)	$ 212,573
Debt Securities Issued by States and Political Subdivisions	73,417	—	(9,611)	63,806
Debt Securities Issued by U.S. Government-Sponsored Enterprises	1,556	—	(80)	1,476
Debt Securities Issued by Corporations	706,002	142	(48,443)	657,701
Mortgage-Backed Securities:				
Residential - Government Agencies	713,918	194	(84,785)	629,327
Residential - U.S. Government-Sponsored Enterprises	818,296	7	(109,176)	709,127
Commercial - Government Agencies - Sponsored Agencies	157,515	—	(22,592)	134,923
Total Mortgage-Backed Securities	1,689,729	201	(216,553)	1,473,377
Total	$ 2,694,012	$ 704	$ (285,783)	$ 2,408,933
Held-to-Maturity:				
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 131,742	$ —	$ (15,211)	$ 116,531
Debt Securities Issued by Corporations	11,483	—	(1,998)	9,485
Mortgage-Backed Securities:				
Residential - Government Agencies	1,674,076	20	(265,493)	1,408,603
Residential - U.S. Government-Sponsored Enterprises	2,744,094	9	(369,965)	2,374,138
Commercial - Government Agencies - Sponsored Agencies	435,940	—	(91,060)	344,880
Total Mortgage-Backed Securities	4,854,110	29	(726,518)	4,127,621
Total	$ 4,997,335	$ 29	$ (743,727)	$ 4,253,637
December 31, 2022				
Available-for-Sale:				
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 248,335	$ 638	$ (15,067)	$ 233,906
Debt Securities Issued by States and Political Subdivisions	107,689	158	(12,582)	95,265
Debt Securities Issued by U.S. Government-Sponsored Enterprises	48,807	—	(179)	48,628
Debt Securities Issued by Corporations	850,585	809	(56,736)	794,658
Mortgage-Backed Securities:				
Residential - Government Agencies	828,798	245	(96,215)	732,828
Residential - U.S. Government-Sponsored Enterprises	919,980	1	(126,110)	793,871
Commercial - Government Agencies - Sponsored Agencies	168,242	—	(22,575)	145,667
Total Mortgage-Backed Securities	1,917,020	246	(244,900)	1,672,366
Total	$ 3,172,436	$ 1,851	$ (329,464)	$ 2,844,823
Held-to-Maturity:				
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 131,619	$ —	$ (18,202)	$ 113,417
Debt Securities Issued by Corporations	17,014	—	(2,534)	14,480
Mortgage-Backed Securities:				
Residential - Government Agencies	1,848,239	35	(294,047)	1,554,227
Residential - U.S. Government-Sponsored Enterprises	2,968,322	8	(397,055)	2,571,275
Commercial - Government Agencies - Sponsored Agencies	448,945	—	(86,951)	361,994
Total Mortgage-Backed Securities	5,265,506	43	(778,053)	4,487,496
Total	$ 5,414,139	$ 43	$ (798,789)	$ 4,615,393

The Company elected to exclude accrued interest receivable ("AIR") from the amortized cost basis of debt securities disclosed throughout this footnote. For available-for-sale ("AFS") debt securities, AIR totaled $9.0 million and $11.7 million as of December 31, 2023, and December 31, 2022, respectively. For held-to-maturity ("HTM") debt securities, AIR totaled $8.7 million and $9.2 million as of December 31, 2023, and December 31, 2022, respectively. AIR is included in the "accrued interest receivable" line item on the Company's consolidated statements of condition.

The table below presents an analysis of the contractual maturities of the Company's investment securities as of December 31, 2023. Debt securities issued by government agencies (Small Business Administration securities) and mortgage-backed securities are disclosed separately in the table below as these investment securities may prepay prior to their scheduled contractual maturity dates.

(dollars in thousands)	Amortized Cost		Fair Value
Available-for-Sale:			
Due in One Year or Less	$	1,629	$	1,608
Due After One Year Through Five Years		403,241		376,036
Due After Five Years Through Ten Years		533,344		491,553
		938,214		869,197
Debt Securities Issued by Government Agencies		66,069		66,359
Mortgage-Backed Securities:			
Residential - Government Agencies		713,918		629,327
Residential - U.S. Government-Sponsored Enterprises		818,296		709,127
Commercial - Government Agencies or Sponsored Agencies		157,515		134,923
Total Mortgage-Backed Securities		1,689,729		1,473,377
Total	$	2,694,012	$	2,408,933
Held-to-Maturity:			
Due in One Year or Less	$	726	$	714
Due After One Year Through Five Years		82,259		74,148
Due After Five Years Through Ten Years		60,240		51,154
		143,225		126,016
Mortgage-Backed Securities:			
Residential - Government Agencies		1,674,076		1,408,603
Residential - U.S. Government-Sponsored Enterprises		2,744,094		2,374,138
Commercial - Government Agencies or Sponsored Agencies		435,940		344,880
Total Mortgage-Backed Securities		4,854,110		4,127,621
Total	$	4,997,335	$	4,253,637

Investment securities with carrying values of $7.1 billion and $4.1 billion as of December 31, 2023, and December 31, 2022, respectively, were pledged to secure deposits of governmental entities, securities sold under agreements to repurchase, support the Company's borrowing capacity with the FRB, and secure derivative transactions.

The table below presents the gains and losses from the sales of investment securities for the years ended December 31, 2023, December 31, 2022, and December 31, 2021.

(dollars in thousands)	2023		2022		2021
Gross Gains on Sales of Investment Securities	$	146	$	1	$	3,825
Gross Losses on Sales of Investment Securities		(11,601)		(6,112)		(5,122)
Net Gains (Losses) on Sales of Investment Securities	$	(11,455)	$	(6,111)	$	(1,297)

The losses on sales of investment securities during the years ended December 31, 2023 included a $4.6 million realized loss from sales of various corporate and municipal bonds, a strategic decision made by the Company to reduce the size of its AFS portfolio. In addition, fees paid to the counterparties of the Company's prior Visa Class B share sale transactions, which are expensed as incurred, also contributed to the losses during the years ended December 31, 2023, December 31, 2022, and December 31, 2021.

The following table summarizes the Company's AFS debt securities in an unrealized loss position for which an allowance for credit losses has not been recorded, aggregated by major security type and length of time in a continuous unrealized loss position:

(dollars in thousands)	Less Than 12 Months Fair Value	Gross Unrealized Losses	12 Months or Longer Fair Value	Gross Unrealized Losses	Total Fair Value	Gross Unrealized Losses
December 31, 2023						
Available-for-Sale:						
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 7,171	$ (16)	$ 155,341	$ (11,080)	$ 162,512	$ (11,096)
Debt Securities Issued by States and Political Subdivisions	237	(2)	63,509	(9,609)	63,746	(9,611)
Debt Securities Issued by U.S. Government-Sponsored Enterprises	—	—	1,476	(80)	1,476	(80)
Debt Securities Issued by Corporations	220,987	(4,013)	411,573	(44,430)	632,560	(48,443)
Mortgage-Backed Securities:						
Residential - Government Agencies	9,628	(13)	613,926	(84,772)	623,554	(84,785)
Residential - U.S. Government-Sponsored Enterprises	—	—	708,797	(109,176)	708,797	(109,176)
Commercial - Government Agencies or Sponsored Agencies	—	—	134,923	(22,592)	134,923	(22,592)
Total Mortgage-Backed Securities	9,628	(13)	1,457,646	(216,540)	1,467,274	(216,553)
Total	$ 238,023	$ (4,044)	$ 2,089,545	$ (281,739)	$ 2,327,568	$ (285,783)
December 31, 2022						
Available-for-Sale:						
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 28,574	$ (1,118)	$ 127,841	$ (13,949)	$ 156,415	$ (15,067)
Debt Securities Issued by States and Political Subdivisions	11,341	(1,240)	49,985	(11,342)	61,326	(12,582)
Debt Securities Issued by U.S. Government-Sponsored Enterprises	47,825	(108)	803	(71)	48,628	(179)
Debt Securities Issued by Corporations	438,225	(7,995)	284,350	(48,741)	722,575	(56,736)
Mortgage-Backed Securities:						
Residential - Government Agencies	386,809	(30,492)	340,824	(65,723)	727,633	(96,215)
Residential - U.S. Government-Sponsored Enterprises	194,684	(22,294)	598,986	(103,816)	793,670	(126,110)
Commercial - Government Agencies or Sponsored Agencies	98,694	(13,247)	46,973	(9,328)	145,667	(22,575)
Total Mortgage-Backed Securities	680,187	(66,033)	986,783	(178,867)	1,666,970	(244,900)
Total	$ 1,206,152	$ (76,494)	$ 1,449,762	$ (252,970)	$ 2,655,914	$ (329,464)

The Company does not believe that the AFS debt securities that were in an unrealized loss position as of December 31, 2023, which were comprised of 379 individual securities, represent a credit loss impairment. The gross unrealized loss positions were primarily related to mortgage-backed securities issued by U.S. government agencies or U.S. government-sponsored enterprises. These securities carry the explicit and/or implicit guarantee of the U.S. government, are widely recognized as "risk free," and have a long history of zero credit loss. Total gross unrealized losses were primarily attributable to changes in interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. The Company does not intend to sell the investment securities that were in an unrealized loss position and it is not more likely than not that the Company will be required to sell the investment securities before recovery of their amortized cost basis, which may be at maturity.

Substantially all of the Company's HTM debt securities are issued by U.S. government agencies or U.S. government-sponsored enterprises. These securities carry the explicit and/or implicit guarantee of the U.S. government, are widely recognized as "risk free," and have a long history of zero credit loss. Therefore, the Company did not record an allowance for credit losses for these securities as of December 31, 2023.

Interest income from taxable and non-taxable investment securities for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, were as follows:

(dollars in thousands)	Year Ended December 31, 2023	2022	2021
Taxable	$ 186,082	$ 151,953	$ 125,529
Non-Taxable	196	92	976
Total Interest Income from Investment Securities	$ 186,278	$ 152,045	$ 126,505

As of December 31, 2023, and December 31, 2022, the carrying values of the Company's Federal Home Loan Bank of Des Moines ("FHLB Des Moines") stock and Federal Reserve Bank stock were as follows:

		December 31,		
(dollars in thousands)		2023		2022
Federal Home Loan Bank of Des Moines Stock	$	34,750	$	26,000
Federal Reserve Bank Stock		27,522		27,065
Total	$	62,272	$	53,065

These securities can only be redeemed or sold at their par value and only to the respective issuing government-supported institution or to another member institution. The Company records these non-marketable equity securities as a component of other assets and periodically evaluates these securities for impairment. Management considers these non-marketable equity securities to be long-term investments. Accordingly, when evaluating these securities for impairment, management considers the ultimate recoverability of the par value rather than recognizing temporary declines in value.

Note 4. Loans and Leases and the Allowance for Credit Losses

Loans and Leases

The Company's loan and lease portfolio was comprised of the following as of December 31, 2023 and December 31, 2022:

		December 31,		
(dollars in thousands)		2023		2022
Commercial				
Commercial and Industrial	$	1,652,699	$	1,389,066
Paycheck Protection Program		11,369		19,579
Commercial Mortgage		3,749,016		3,725,542
Construction		304,463		260,825
Lease Financing		59,939		69,491
Total Commercial		5,777,486		5,464,503
Consumer				
Residential Mortgage		4,684,171		4,653,072
Home Equity		2,264,827		2,225,950
Automobile		837,830		870,396
Other [1]		400,712		432,499
Total Consumer		8,187,540		8,181,917
Total Loans and Leases	$	13,965,026	$	13,646,420

[1] Comprised of other revolving credit, installment, and lease financing.

The majority of the Company's lending activity is with customers located in the State of Hawaii. A substantial portion of the Company's real estate loans are secured by real estate in Hawaii.

Net gains related to sales of residential mortgage loans, recorded as a component of mortgage banking income, were $0.3 million, $0.2 million, and $7.1 million for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, respectively. Net gains on sales of commercial loans were not material for the years ended December 31, 2023, December 31, 2022, and December 31, 2021.

The Company elected to exclude accrued interest receivable from the amortized cost basis of loans disclosed throughout this footnote. As of December 31, 2023, and December 31, 2022, accrued interest receivable for loans totaled $48.4 million and $40.1 million, respectively, and is included in the "accrued interest receivable" line item on the Company's consolidated statements of condition.

Allowance for Credit Losses (the "Allowance")

The following presents by portfolio segment, the activity in the Allowance for the years ended December 31, 2023, December 31, 2022, and December 31, 2021.

(dollars in thousands)		Commercial		Consumer		Total
For the Year Ended December 31, 2023						
Allowance for Credit Losses:						
Balance at Beginning of Period	$	63,900	$	80,539	$	144,439
Loans and Leases Charged-Off		(987)		(13,980)		(14,967)
Recoveries on Loans and Leases Previously Charged-Off		350		6,799		7,149
Net Loans and Leases Recovered (Charged-Off)		(637)		(7,181)		(7,818)
Provision for Credit Losses		10,811		(1,029)		9,782
Balance at End of Period	$	74,074	$	72,329	$	146,403
For the Year Ended December 31, 2022						
Allowance for Credit Losses:						
Balance at Beginning of Period	$	64,950	$	92,871	$	157,821
Loans and Leases Charged-Off		(925)		(12,417)		(13,342)
Recoveries on Loans and Leases Previously Charged-Off		552		7,671		8,223
Net Loans and Leases Recovered (Charged-Off)		(373)		(4,746)		(5,119)
Provision for Credit Losses		(677)		(7,586)		(8,263)
Balance at End of Period	$	63,900	$	80,539	$	144,439
For the Year Ended December 31, 2021						
Allowance for Credit Losses:						
Balance at Beginning of Period	$	84,847	$	131,405	$	216,252
Loans and Leases Charged-Off		(1,117)		(16,202)		(17,319)
Recoveries on Loans and Leases Previously Charged-Off		506		10,848		11,354
Net Loans and Leases Recovered (Charged-Off)		(611)		(5,354)		(5,965)
Provision for Credit Losses		(19,286)		(33,180)		(52,466)
Balance at End of Period	$	64,950	$	92,871	$	157,821

Credit Quality Indicators

The Company uses several credit quality indicators to manage credit risk in an ongoing manner. The Company uses an internal credit risk rating system that categorizes loans and leases into pass, special mention, or classified categories. Credit risk ratings are applied individually to those classes of loans and leases that have significant or unique credit characteristics that benefit from a case-by-case evaluation. These are typically loans and leases to businesses or individuals in the classes which comprise the commercial portfolio segment. Groups of loans and leases that are underwritten and structured using standardized criteria (e.g. credit score, loan-to-value, debt-to-income) and monitored primarily on payment performance, are typically risk-rated and monitored collectively. These are typically loans and leases to individuals in the classes which comprise the consumer portfolio segment.

The following are the definitions of the Company's credit quality indicators:

Pass:	Loans and leases in all classes within the commercial and consumer portfolio segments that are not adversely rated, are contractually current as to principal and interest, and are otherwise in compliance with the contractual terms of the loan or lease agreement. Residential mortgage loans that are past due 90 days or more as to principal or interest may be considered Pass if the current loan-to-value ratio is 60% or less. Home equity loans that are past due 90 days or more as to principal or interest may be considered Pass if: a) the home equity loan is in first lien position and the current loan-to-value ratio is 60% or less; or b) the first mortgage is with the Company and the current combined loan-to-value ratio is 60% or less.
Special Mention:	Loans and leases in all classes within the commercial portfolio segment that have potential weaknesses that warrant management's close attention. If not addressed, these potential weaknesses may result in deterioration of the repayment prospects for the loan or lease. The Special Mention credit quality indicator is not used for the consumer portfolio segment.
Classified:	Loans and leases in the classes within the commercial portfolio segment that are inadequately protected by the sound worth and paying capacity of the borrower or applicable collateral, if any. Classified loans and leases are also those in the classes within the consumer portfolio segment that are past due 90 days or more as to principal or interest (excluding residential mortgage and home equity loans which meet the criteria for being considered Pass). Residential mortgage and home equity loans may be current as to principal and interest, but may be considered Classified for a period of generally up to six months following a loan modification. Following a period of demonstrated performance in accordance with the modified contractual terms, the loan may be removed from Classified status.

For Pass rated credits in the commercial portfolio, most risk ratings are certified at a minimum annually. For Special Mention or Classified Credits, risk ratings are reviewed for appropriateness on an ongoing basis, monthly, or at a minimum, quarterly. The following presents by credit quality indicator, loan class, and year of origination, the amortized cost basis of the Company's loans and leases as of December 31, 2023.

(dollars in thousands)	Term Loans by Origination Year						Revolving Loans	Revolving Loans Converted to Term Loans	Total Loans and Leases
	2023 [2]	2022	2021	2020	2019	Prior			
December 31, 2023									
Commercial									
Commercial and Industrial									
Pass	$ 319,451	$ 294,142	$ 229,286	$ 148,575	$ 40,696	$ 77,789	$ 380,524	$ 450	$ 1,490,913
Special Mention	50,792	5,555	-	-	657	-	39,278	-	96,282
Classified	11,790	5,846	8,928	6,625	-	9,199	23,103	13	65,504
Total Commercial and Industrial	$ 382,033	$ 305,543	$ 238,214	$ 155,200	$ 41,353	$ 86,988	$ 442,905	$ 463	$ 1,652,699
Paycheck Protection Program									
Pass	$ -	$ -	2,199	$ 9,170	$ -	$ -	$ -	$ -	$ 11,369
Total Paycheck Protection Program	$ -	$ -	$ 2,199	$ 9,170	$ -	$ -	$ -	$ -	$ 11,369
Commercial Mortgage									
Pass	$ 788,558	$ 1,043,472	$ 679,258	$ 432,896	$ 244,767	$ 419,225	$ 41,292	$ -	$ 3,649,468
Special Mention	30,356	18,636	-	3,875	-	9,153	-	-	62,020
Classified	5,829	155	3,724	13,112	535	14,173	-	-	37,528
Total Commercial Mortgage	$ 824,743	$ 1,062,263	$ 682,982	$ 449,883	$ 245,302	$ 442,551	$ 41,292	$ -	$ 3,749,016
Construction									
Pass	$ 77,163	$ 149,183	$ 50,996	$ -	$ 16,009	$ -	$ 9,777	$ -	$ 303,128
Special Mention	-	-	-	1,335	-	-	-	-	1,335
Total Construction	$ 77,163	$ 149,183	$ 50,996	$ 1,335	$ 16,009	$ -	$ 9,777	$ -	$ 304,463
Lease Financing									
Pass	$ 9,867	$ 13,409	$ 13,795	$ 8,493	$ 5,385	$ 7,650	$ -	$ -	$ 58,599
Classified	600	51	117	94	-	478	-	-	1,340
Total Lease Financing	$ 10,467	$ 13,460	$ 13,912	$ 8,587	$ 5,385	$ 8,128	$ -	$ -	$ 59,939
Total Commercial	$ 1,294,406	$ 1,530,449	$ 988,303	$ 624,175	$ 308,049	$ 537,667	$ 493,974	$ 463	$ 5,777,486
Consumer									
Residential Mortgage									
Pass	$ 297,532	$ 796,979	$ 1,249,917	$ 977,377	$ 303,098	$ 1,057,267	$ -	$ -	$ 4,682,170
Classified	-	-	426	-	-	1,575	-	-	2,001
Total Residential Mortgage	$ 297,532	$ 796,979	$ 1,250,343	$ 977,377	$ 303,098	$ 1,058,842	$ -	$ -	$ 4,684,171
Home Equity									
Pass	$ -	$ -	$ -	$ -	$ -	$ 43	$ 2,215,970	$ 46,794	$ 2,262,807
Classified	-	-	-	-	-	-	1,229	791	2,020
Total Home Equity	$ -	$ -	$ -	$ -	$ -	$ 43	$ 2,217,199	$ 47,585	$ 2,264,827
Automobile									
Pass	$ 250,380	$ 301,968	$ 149,915	$ 64,734	$ 46,396	$ 24,038	$ -	$ -	$ 837,431
Classified	84	108	11	46	72	78	-	-	399
Total Automobile	$ 250,464	$ 302,076	$ 149,926	$ 64,780	$ 46,468	$ 24,116	$ -	$ -	$ 837,830
Other[1]									
Pass	$ 102,563	$ 141,421	$ 92,312	$ 13,074	$ 16,897	$ 32,519	$ 1,277	$ -	$ 400,063
Classified	65	224	165	22	93	80	-	-	649
Total Other	$ 102,628	$ 141,645	$ 92,477	$ 13,096	$ 16,990	$ 32,599	$ 1,277	$ -	$ 400,712
Total Consumer	$ 650,624	$ 1,240,700	$ 1,492,746	$ 1,055,253	$ 366,556	$ 1,115,600	$ 2,218,476	$ 47,585	$ 8,187,540
Total Loans and Leases	$ 1,945,030	$ 2,771,149	$ 2,481,049	$ 1,679,428	$ 674,605	$ 1,653,267	$ 2,712,450	$ 48,048	$ 13,965,026

[1.] Comprised of other revolving credit, installment, and lease financing.
[2.] Loans reported as Special Mention or Classified in the 2023 column represent renewal of loans that originated in an earlier period.

For the year ended December 31, 2023, $13.2 million in revolving loans were converted to term loans.

The following presents by credit quality indicator, loan class, and year of origination, the amortized cost basis of the Company's loans and leases as of December 31, 2022.

(dollars in thousands)	Term Loans by Origination Year						Revolving Loans	Revolving Loans Converted to Term Loans	Total Loans and Leases
	2022	2021	2020	2019	2018	Prior			
December 31, 2022									
Commercial									
Commercial and Industrial									
Pass	$ 360,748	$ 348,300	$ 224,264	$ 59,127	$ 46,799	$ 71,906	$ 257,349	$ 155	$ 1,368,648
Special Mention	273	-	-	-	96	92	1,357	-	1,818
Classified	7,295	91	1,030	-	1,644	6,267	2,252	21	18,600
Total Commercial and Industrial	$ 368,316	$ 348,391	$ 225,294	$ 59,127	$ 48,539	$ 78,265	$ 260,958	$ 176	$ 1,389,066
Paycheck Protection Program									
Pass	$ -	$ 5,359	$ 14,220	$ -	$ -	$ -	$ -	$ -	$ 19,579
Total Paycheck Protection Program	$ -	$ 5,359	$ 14,220	$ -	$ -	$ -	$ -	$ -	$ 19,579
Commercial Mortgage									
Pass	$ 1,182,831	$ 771,375	$ 691,054	$ 283,553	$ 131,055	$ 494,924	$ 48,771	$ -	$ 3,603,563
Special Mention	29,707	37,657	28,105	-	1,482	5,014	-	-	101,965
Classified	182	1,964	8,545	624	-	8,699	-	-	20,014
Total Commercial Mortgage	$ 1,212,720	$ 810,996	$ 727,704	$ 284,177	$ 132,537	$ 508,637	$ 48,771	$ -	$ 3,725,542
Construction									
Pass	$ 124,507	$ 69,992	$ 37,133	$ 16,838	$ -	$ 297	$ 12,058	$ -	$ 260,825
Total Construction	$ 124,507	$ 69,992	$ 37,133	$ 16,838	$ -	$ 297	$ 12,058	$ -	$ 260,825
Lease Financing									
Pass	$ 16,959	$ 17,823	$ 11,408	$ 9,768	$ 6,379	$ 6,444	$ -	$ -	$ 68,781
Classified	-	-	-	-	710	-	-	-	710
Total Lease Financing	$ 16,959	$ 17,823	$ 11,408	$ 9,768	$ 7,089	$ 6,444	$ -	$ -	$ 69,491
Total Commercial	$ 1,722,502	$ 1,252,561	$ 1,015,759	$ 369,910	$ 188,165	$ 593,643	$ 321,787	$ 176	$ 5,464,503
Consumer									
Residential Mortgage									
Pass	$ 827,909	$ 1,304,831	$ 1,035,285	$ 321,208	$ 138,214	$ 1,023,841	$ -	$ -	$ 4,651,288
Classified	-	-	-	-	552	1,232	-	-	1,784
Total Residential Mortgage	$ 827,909	$ 1,304,831	$ 1,035,285	$ 321,208	$ 138,766	$ 1,025,073	$ -	$ -	$ 4,653,072
Home Equity									
Pass	$ -	$ -	$ -	$ -	$ -	$ 890	$ 2,186,598	$ 36,114	$ 2,223,602
Classified	-	-	-	-	-	25	1,105	1,218	2,348
Total Home Equity	$ -	$ -	$ -	$ -	$ -	$ 915	$ 2,187,703	$ 37,332	$ 2,225,950
Automobile									
Pass	$ 405,440	$ 216,039	$ 100,608	$ 84,052	$ 45,301	$ 18,366	$ -	$ -	$ 869,806
Classified	121	260	23	43	92	51	-	-	590
Total Automobile	$ 405,561	$ 216,299	$ 100,631	$ 84,095	$ 45,393	$ 18,417	$ -	$ -	$ 870,396
Other[1]									
Pass	$ 185,347	$ 124,759	$ 31,343	$ 39,902	$ 16,364	$ 9,853	$ 23,228	$ 1,020	$ 431,816
Classified	117	114	70	148	129	24	59	22	683
Total Other	$ 185,464	$ 124,873	$ 31,413	$ 40,050	$ 16,493	$ 9,877	$ 23,287	$ 1,042	$ 432,499
Total Consumer	$ 1,418,934	$ 1,646,003	$ 1,167,329	$ 445,353	$ 200,652	$ 1,054,282	$ 2,210,990	$ 38,374	$ 8,181,917
Total Loans and Leases	$ 3,141,436	$ 2,898,564	$ 2,183,088	$ 815,263	$ 388,817	$ 1,647,925	$ 2,532,777	$ 38,550	$ 13,646,420

[1] Comprised of other revolving credit, installment, and lease financing.

For the year ended December 31, 2022, $6.2 million in revolving loans were converted to term loans.

Aging Analysis

Loans and leases are considered to be past due once becoming 30 days delinquent. For the consumer portfolio, this generally represents two missed monthly payments. The following presents by class, an aging analysis of the Company's loan and lease portfolio as of December 31, 2023, and December 31, 2022.

(dollars in thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	Past Due 90 Days or More	Non-Accrual	Total Past Due and Non-Accrual	Current	Total Loans and Leases	Non-Accrual Loans and Leases that are Current [2]
December 31, 2023								
Commercial								
Commercial and Industrial	$ 6,748	$ 514	$ —	$ 39	$ 7,301	$ 1,645,398	$ 1,652,699	$ 36
Paycheck Protection Program	—	—	—	—	—	11,369	11,369	—
Commercial Mortgage	—	—	—	2,884	2,884	3,746,132	3,749,016	2,884
Construction	—	—	—	—	—	304,463	304,463	—
Lease Financing	—	—	—	—	—	59,939	59,939	—
Total Commercial	6,748	514	—	2,923	10,185	5,767,301	5,777,486	2,920
Consumer								
Residential Mortgage	4,547	317	3,814	2,935	11,613	4,672,558	4,684,171	867
Home Equity	4,210	1,967	1,734	3,791	11,702	2,253,125	2,264,827	1,101
Automobile	13,242	1,478	399	—	15,119	822,711	837,830	—
Other [1]	1,968	1,019	648	—	3,635	397,077	400,712	—
Total Consumer	23,967	4,781	6,595	6,726	42,069	8,145,471	8,187,540	1,968
Total	$ 30,715	$ 5,295	$ 6,595	$ 9,649	$ 52,254	$13,912,772	$13,965,026	$ 4,888
December 31, 2022								
Commercial								
Commercial and Industrial	$ 252	$ 9	$ —	$ 37	$ 298	$ 1,388,768	$ 1,389,066	$ 37
Paycheck Protection Program	—	—	—	—	—	19,579	19,579	—
Commercial Mortgage	—	—	—	3,309	3,309	3,722,233	3,725,542	3,309
Construction	—	—	—	—	—	260,825	260,825	—
Lease Financing	—	—	—	—	—	69,491	69,491	—
Total Commercial	252	9	—	3,346	3,607	5,460,896	5,464,503	3,346
Consumer								
Residential Mortgage	3,016	721	2,429	4,239	10,405	4,642,667	4,653,072	1,729
Home Equity	1,639	960	1,673	4,022	8,294	2,217,656	2,225,950	664
Automobile	13,293	1,988	589	—	15,870	854,526	870,396	—
Other [1]	2,318	1,302	683	—	4,303	428,196	432,499	—
Total Consumer	20,266	4,971	5,374	8,261	38,872	8,143,045	8,181,917	2,393
Total	$ 20,518	$ 4,980	$ 5,374	$ 11,607	$ 42,479	$13,603,941	$13,646,420	$ 5,739

[1.] Comprised of other revolving credit, installment, and lease financing.
[2.] Represents non-accrual loans that are not past due 30 days or more; however, full payment of principal and interest as originally structured is still not expected.

Non-Accrual Loans and Leases

The following presents the non-accrual loans and leases as of December 31, 2023, and December 31, 2022.

(dollars in thousands)	December 31, 2023			December 31, 2022
	Non-accrual loans with a related ACL	Non-accrual loans without a related ACL	Total Non-accrual loans	Total Non-accrual loans
Commercial				
Commercial and Industrial	$ 39	$ —	$ 39	$ 37
Commercial Mortgage	—	2,884	2,884	3,309
Total Commercial	39	2,884	2,923	3,346
Consumer				
Residential Mortgage	2,935	—	2,935	4,239
Home Equity	3,791	—	3,791	4,022
Total Consumer	6,726	—	6,726	8,261
Total	$ 6,765	$ 2,884	$ 9,649	$ 11,607

All payments received while on non-accrual status are applied against the principal balance of the loan or lease. The Company does not recognize interest income while loans or leases are on non-accrual status.

Loan Modifications to Borrowers Experiencing Financial Difficulty

Modifications to borrowers experiencing financial difficulty may include interest rate reductions, principal or interest forgiveness, forbearances, term extensions, and other actions intended to minimize economic loss and to avoid foreclosure or repossession of collateral. The following illustrates the most common loan modifications by loan classes offered by the Company that are required to be disclosed pursuant to the requirements of ASU 2022-02:

Loan Classes	Modification Types
Commercial:	Term extension, interest rate reductions, payment delay, or combination thereof. These modifications extend the term of the loan, lower the payment amount, or otherwise delay payments during a defined period for the purpose of providing borrowers additional time to return to compliance with the original loan term.
Residential Mortgage/ Home Equity:	Forbearance period greater than six months. These modifications require reduced or no payments during the forbearance period for the purpose of providing borrowers additional time to return to compliance with the original loan term.
Residential Mortgage/ Home Equity:	Term extension and rate adjustment. These modifications extend the term of the loan and provides for an adjustment to the interest rate, which reduces the monthly payment requirement.
Automobile/ Direct Installment:	Term extension greater than three months. These modifications extend the term of the loan, which reduces the monthly payment requirement.

The following table presents the amortized cost basis of loan modifications made to borrowers experiencing financial difficulty during the year ended December 31, 2023.

(dollars in thousands)	Term Extension	Interest Rate Reduction	Payment Delay and Term Extension[1]	Term Extension and Interest Rate Reduction	Payment Delay	Total	% of Total Class of Loans and Leases
For the Year Ended December 31, 2023							
Commercial							
Commercial and Industrial	$ 105	$ —	$ 5,509	$ —	$ 1,615	$ 7,229	0.44%
Commercial Mortgage	—	939	—	—	3,976	4,915	0.13%
Total Commercial	105	939	5,509	—	5,591	12,144	0.21%
Consumer							
Residential Mortgage	131	—	—	—	—	131	0.00%
Home Equity	133	—	—	616	—	749	0.03%
Automobile	10,026	—	1,179	—	—	11,205	1.34%
Other[2]	1,101	—	248	—	—	1,349	0.34%
Total Consumer	11,391	—	1,427	616	—	13,434	0.16%
Total Loans and Leases	$ 11,496	$ 939	$ 6,936	$ 616	$ 5,591	$ 25,578	0.18%

[1] Includes forbearance plans.
[2] Comprised of other revolving credit, installment and lease financing.

The following table presents the financial effect of loan modifications made to borrowers experiencing financial difficulty during the year ended December 31, 2023.

(dollars in thousands)	Weighted-Average Months of Term Extension		Weighted-Average Payment Deferral[1]	Weighted-Average Interest Rate Reduction	
For the Year Ended December 31, 2023					
Commercial					
Commercial and Industrial	6	$	1,267	—	
Commercial Mortgage	—		39	2.50	%
Consumer					
Residential Mortgage	58	$	5	—	
Home Equity	107		—	2.88	%
Automobile	21		1	—	
Other[2]	19		1	—	

[1] Includes forbearance plans.
[2] Comprised of other revolving credit, installment and lease financing.

The following table presents the loan modifications made to borrowers experiencing financial difficulty that defaulted during the year ended December 31, 2023.

(dollars in thousands)	Term Extension		Total	
For the Year Ended December 31, 2023				
Consumer				
Automobile	$	425	$	425
Other[1]		132		132
Total Consumer		557		557
Total Loans and Leases	$	557	$	557

[1] Comprised of other revolving credit, installment and lease financing.

The following table presents the aging analysis of loan modifications made to borrowers experiencing financial difficulty as of December 31, 2023.

(dollars in thousands)	Current		30 - 59 Days Past Due		60 - 89 Days Past Due		Past Due 90 Days or More		Non-Accrual		Total	
For the Year Ended December 31, 2023												
Commercial												
Commercial and Industrial	$	7,142	$	87	$	—	$	—	$	—	$	7,229
Commercial Mortgage		4,915		—		—		—		—		4,915
Total Commercial		12,057		87		—		—		—		12,144
Consumer												
Residential Mortgage		—		—		—		—		131		131
Home Equity		133		—		—		—		616		749
Automobile		8,884		2,027		158		136		—		11,205
Other[1]		1,132		115		27		75		—		1,349
Total Consumer		10,149		2,142		185		211		747		13,434
Total Loans and Leases	$	22,206	$	2,229	$	185	$	211	$	747	$	25,578

[1] Comprised of other revolving credit, installment and lease financing.

The following table presents by loan class and year of origination, the gross charge-offs recorded during the year ended December 31, 2023.

(dollars in thousands)		2023		2022		2021		2020		2019		Prior		Total
For the Year Ended December 31, 2023														
Commercial														
Commercial and Industrial	$	500	$	208	$	—	$	84	$	—	$	195	$	987
Total Commercial		500		208		—		84		—		195		987
Consumer														
Residential Mortgage		—		—		—		—		—		6		6
Home Equity		—		—		—		—		13		69		82
Automobile		261		1,299		1,354		608		746		979		5,247
Other[1]		1,415		2,551		1,841		364		1,269		1,205		8,645
Total Consumer		1,676		3,850		3,195		972		2,028		2,259		13,980
Total	$	2,176	$	4,058	$	3,195	$	1,056	$	2,028	$	2,454	$	14,967

Foreclosure Proceedings

Consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure totaled $4.9 million as of December 31, 2023.

Note 5. Mortgage Servicing Rights

The Company's portfolio of residential mortgage loans serviced for third parties was $2.6 billion as of December 31, 2023, and $2.6 billion as of December 31, 2022. Substantially all of these loans were originated by the Company and sold to third parties on a non-recourse basis with servicing rights retained. These retained servicing rights are recorded as a servicing asset and are initially recorded at fair value (see Note 21 *Fair Value of Assets and Liabilities* for more information). Changes to the balance of mortgage servicing rights are recorded in mortgage banking income in the Company's consolidated statements of income.

The Company's mortgage servicing activities include collecting principal, interest, and escrow payments from borrowers; making tax and insurance payments on behalf of borrowers; monitoring delinquencies and executing foreclosure proceedings; and accounting for and remitting principal and interest payments to investors. Servicing income, including late and ancillary fees, was $5.6 million for the year ended December 31, 2023, $6.0 million for the year ended December 31, 2022, and $6.4 million for the year ended December 31, 2021. Servicing income is recorded in mortgage banking income in the Company's consolidated statements of income. The Company's residential mortgage investor loan servicing portfolio is primarily comprised of fixed rate loans concentrated in Hawaii.

For the years ended December 31, 2023, December 31, 2022, and December 31, 2021, the change in the fair value of the Company's mortgage servicing rights accounted for under the fair value measurement method was as follows:

(dollars in thousands)		2023		2022		2021
Balance at Beginning of Year	$	717	$	800	$	958
Changes in Fair Value Due to Payoffs		(39)		(83)		(158)
Balance at End of Year	$	678	$	717	$	800

For the years ended December 31, 2023, December 31, 2022, and December 31, 2021, the change in the carrying value of the Company's mortgage servicing rights accounted for under the amortization method was as follows:

(dollars in thousands)		2023		2022		2021
Balance at Beginning of Year	$	21,902	$	21,451	$	18,694
Servicing Rights that Resulted From Asset Transfers		528		1,217		4,921
Amortization		(2,229)		(2,595)		(4,227)
Valuation Allowance Recovery (Provision)		—		1,829		2,063
Balance at End of Year	$	20,201	$	21,902	$	21,451
Valuation Allowance:						
Balance at Beginning of Year	$	—	$	(1,829)	$	(3,892)
Valuation Allowance Recovery (Provision)		—		1,829		2,063
Balance at End of Year	$	—	$	—	$	(1,829)
Fair Value:						
Balance at Beginning of Year	$	27,323	$	21,451	$	18,694
Balance at End of Year	$	26,173	$	27,323	$	21,451

The key data and assumptions used in estimating the fair value of the Company's mortgage servicing rights as of December 31, 2023, and December 31, 2022 were as follows:

	December 31, 2023	December 31, 2022
Weighted-Average Constant Prepayment Rate [1]	4.06 %	4.02 %
Weighted-Average Life (in years)	9.44	9.64
Weighted-Average Note Rate	3.67 %	3.60 %
Weighted-Average Discount Rate [2]	9.48 %	9.93 %

1. Represents annualized loan prepayment rate assumption.
2. Derived from multiple interest rate scenarios that incorporate a spread to a market yield curve and market volatilities.

A sensitivity analysis of the Company's fair value of mortgage servicing rights to changes in certain key assumptions as of December 31, 2023, and December 31, 2022, is presented in the following table.

(dollars in thousands)	December 31, 2023	December 31, 2022
Constant Prepayment Rate		
Decrease in fair value from 25 basis points ("bps") adverse change	$ (326)	$ (346)
Decrease in fair value from 50 bps adverse change	(645)	(686)
Discount Rate		
Decrease in fair value from 25 bps adverse change	(303)	(316)
Decrease in fair value from 50 bps adverse change	(600)	(626)

This analysis generally cannot be extrapolated because the relationship of a change in one key assumption to the change in the fair value of the Company's mortgage servicing rights usually is not linear. Also, the effect of changing one key assumption without changing other assumptions is not realistic.

Note 6. Premises and Equipment

The components of the Company's premises and equipment as of December 31, 2023, and December 31, 2022, were as follows:

(dollars in thousands)	Cost	Accumulated Depreciation and Amortization	Net Book Value
December 31, 2023			
Premises	$ 380,837	$ (240,471)	$ 140,366
Equipment	139,631	(87,230)	52,401
Finance Leases	6,593	(4,505)	2,088
Total	$ 527,061	$ (332,206)	$ 194,855
December 31, 2022			
Premises	$ 380,978	$ (233,744)	$ 147,234
Equipment	141,923	(84,540)	57,383
Finance Leases	6,593	(4,433)	2,160
Total	$ 529,494	$ (322,717)	$ 206,777

Depreciation and amortization (including finance lease amortization) included in noninterest expense was $21.3 million, $21.4 million, and $21.1 million for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, respectively.

There was no impairment of the Company's premises and equipment for the years ended December 31, 2023, December 31, 2022, and December 31, 2021.

Note 7. Other Assets

The components of the Company's other assets as of December 31, 2023, and December 31, 2022, were as follows:

(dollars in thousands)	December 31,			
	2023		**2022**	
Federal Home Loan Bank of Des Moines and Federal Reserve Bank Stock	$	62,272	$	53,065
Derivative Financial Instruments		95,069		47,717
Low-Income Housing and Other Equity Investments		208,858		175,283
Deferred Compensation Plan Assets		13,448		47,755
Prepaid Expenses		18,237		18,651
Accounts Receivable		17,073		12,168
Deferred Tax Assets and Tax Receivable		183,691		177,713
Other		40,810		41,636
Total Other Assets	$	639,458	$	573,988

Note 8. Deposits

Time Deposits

As of December 31, 2023, and December 31, 2022, the Company's total time deposits were $3.1 billion and $1.7 billion, respectively. As of December 31, 2023, the contractual maturities of these time deposits were as follows:

(dollars in thousands)		**Amount**
2024	$	2,484,675
2025		430,254
2026		121,839
2027		8,095
2028		9,333
Thereafter		3,106
Total	$	3,057,302

The amount of time deposits with balances of $100,000 or more was $2.7 billion as of December 31, 2023, and $1.5 billion as of December 31, 2022. As of December 31, 2023, the contractual maturities of these time deposits were as follows:

(dollars in thousands)		**Amount**
Three Months or Less	$	922,689
Over Three Months through Six Months		697,099
Over Six Months through Twelve Months		562,023
Over Twelve Months		512,859
Total	$	2,694,670

Uninsured time deposits as of December 31, 2023, and December 31, 2022 were $1.7 billion and $1.3 billion, respectively.

Public Deposits

As of December 31, 2023, and December 31, 2022, deposits of governmental entities of $2.0 billion and $1.6 billion, respectively, required collateralization by acceptable investment securities of the Company.

Note 9. Securities Sold Under Agreements to Repurchase

Details of the Company's securities sold under agreements to repurchase as of December 31, 2023, and December 31, 2022 were as follows:

(dollars in thousands)	December 31, 2023			December 31, 2022		
	Amounts Outstanding	Weighted-Average Interest Rate	Weighted-Avg Maturity (in years)	Amounts Outstanding	Weighted-Average Interest Rate	Weighted-Avg Maturity (in years)
Securities Sold Under Agreements to Repurchase						
Private Institutions	$ 150,000	3.80 %	5.2	$ 725,000	2.97%	3.7
Government Entities	490	1.55	0.9	490	1.55	1.9
Total	**$ 150,490**	**3.79 %**	**5.2**	**$ 725,490**	**2.96%**	**3.7**

As of December 31, 2023, all of the Company's repurchase agreements were at fixed interest rates. Remaining terms ranged from 2024 to 2029.

The following table presents the remaining contractual maturities of the Company's repurchase agreements as of December 31, 2023, and December 31, 2022, disaggregated by the class of collateral pledged.

(dollars in thousands)	Remaining Contractual Maturity of Repurchase Agreements				
	Up to 90 days	91-365 days	1-3 Years	After 3 Years	Total
December 31, 2023					
Class of Collateral Pledged:					
Debt Securities Issued by States and Political Subdivisions	$ —	$ 490	$ —	$ —	$ 490
Mortgage-Backed Securities:					
Residential - U.S. Government-Sponsored Enterprises	—	—	—	150,000	150,000
Total	$ —	$ 490	$ —	$ 150,000	$ 150,490
December 31, 2022					
Class of Collateral Pledged:					
Debt Securities Issued by States and Political Subdivisions	$ —	$ —	$ —	$ 490	$ 490
Mortgage-Backed Securities:					
Residential - Government Agencies	—	—	28,673	—	28,673
Residential - U.S. Government-Sponsored Enterprises	—	—	396,327	300,000	696,327
Total	$ —	$ —	$ 425,000	$ 300,490	$ 725,490

In September 2023, the Company terminated repurchase agreements with three private institutions, with an aggregate outstanding balance of $425.0 million. The termination of these repurchase agreements resulted in a $14.7 million gain on debt extinguishment, which is reflected in other noninterest income in the consolidated statements of income. Additionally, during the three months ended September 30, 2023, a private institution exercised their call right on three repurchase agreements totaling $150.0 million and as a result the agreements were terminated.

Note 10. Other Debt

The Company's other debt as of December 31, 2023, and December 31, 2022, were as follows:

(dollars in thousands)	December 31,	
	2023	2022
Federal Home Loan Bank of Des Moines Advances	$ 550,000	$ 400,000
Finance Lease Obligations	10,190	10,294
Total	**$ 560,190**	**$ 410,294**

As a member of the FHLB, the Bank may borrow funds from the FHLB in amounts up to 45% of the Bank's total assets, provided the Bank is able to pledge an adequate amount of qualified assets to secure the borrowings. As of December 31, 2023, FHLB advances totaled $550.0 million with a weighted-average interest rate of 4.13% and maturity dates ranging from 2026 to 2028. As of December 31, 2023, the Company had an undrawn line of credit with the FHLB of $2.5 billion.

As of December 31, 2023, the Company had an undrawn line of credit with the FRB of $6.4 billion.

Finance lease obligations relate to office space at the Company's headquarters. The lease began in 1993 and has a 60 year term.

As of December 31, 2023, the annual maturities of the Company's other debt, exclusive of finance lease obligations, were expected to be as follows:

(dollars in thousands)		Amount
2024	$	—
2025		—
2026		50,000
2027		400,000
2028		100,000
Total	$	550,000

Note 11. Shareholders' Equity

Regulatory Capital

The table below sets forth the minimum required capital amounts and ratios for well capitalized institutions and the actual capital amounts and ratios for the Company and the Bank as of December 31, 2023, and December 31, 2022:

(dollars in thousands)	Well Capitalized Minimum Ratio		Company		Bank
As of December 31, 2023					
Common Shareholders' Equity		$	1,238,756	$	1,369,733
Common Equity Tier 1 Capital			1,611,645		1,754,222
Tier 1 Capital			1,787,132		1,754,222
Total Capital			1,935,532		1,902,622
Common Equity Tier 1 Capital Ratio	6.5%		11.33%		12.33%
Tier 1 Capital Ratio	8.0%		12.56%		12.33%
Total Capital Ratio	10.0%		13.60%		13.38%
Tier 1 Leverage Ratio	5.0%		7.51%		7.38%
As of December 31, 2022					
Common Shareholders' Equity		$	1,141,507	$	1,279,736
Common Equity Tier 1 Capital			1,554,741		1,704,570
Tier 1 Capital			1,730,228		1,704,570
Total Capital			1,875,430		1,849,772
Common Equity Tier 1 Capital Ratio	6.5%		10.92%		11.98%
Tier 1 Capital Ratio	8.0%		12.15%		11.98%
Total Capital Ratio	10.0%		13.17%		13.00%
Tier 1 Leverage Ratio	5.0%		7.37%		7.27%

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by regulators about the components of regulatory capital, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Common Equity Tier 1, Tier 1 and Total Capital. Common Equity Tier 1 Capital is common shareholders' equity, reduced by certain intangible assets, postretirement benefit liability adjustments, and unrealized gains and losses on investment securities. Tier 1 Capital consists of Common Equity Tier 1 Capital and additional tier 1 capital instruments meeting specified requirements. Total Capital is Tier 1 Capital plus an allowable amount of the reserve for credit losses. Risk-weighted assets are calculated by taking assets and credit equivalent amounts of off-balance-sheet items and assigning them to one of several broad risk categories. Four capital ratios are used to measure capital adequacy: Common Equity Tier 1 Capital divided by risk-weighted assets, as defined; Tier 1 Capital divided by risk-weighted assets; Total Capital divided by risk-weighted assets; and the Tier 1 Leverage ratio, which is Tier 1 Capital divided by quarterly adjusted average total assets.

In addition to the minimum risk-based capital requirements, all banks must hold additional capital, referred to as the capital conservation buffer (which is in the form of common equity) under the U.S. Basel III capital framework, to avoid being subject to limits on capital distributions and certain discretionary bonus payments to officers. The capital conservation buffer is a minimum of 2.5% of additional capital in addition to the minimum risk-based capital ratios.

As of December 31, 2023, the Company and the Bank were well capitalized as defined in the regulatory framework for prompt corrective action. The capital conservation buffer requirements do not currently result in any limitations on distributions or discretionary bonuses for the Company or the Bank. There were no conditions or events since December 31, 2023, that management believes have changed the Company or the Bank's capital classifications.

The Company elected to apply the modified transition provision related to the impact of the CECL accounting standard on regulatory capital, as provided by the U.S. banking agencies' March 2020 interim final rule that was finalized on September 30, 2020. Under the modified CECL transition provision, the regulatory capital impact of the Day 1 adjustment to the allowance for credit losses (after-tax), upon the January 1, 2020, CECL adoption date, was deferred, and was phased-in to regulatory capital at 25% per year commencing January 1, 2022. For the ongoing impact of CECL, the Company is allowed to defer the regulatory capital impact of the allowance for credit losses in an amount equal to 25% of the change in the allowance for credit losses (pre-tax) recognized through earnings for each period between January 1, 2020, and December 31, 2021. The cumulative adjustment to the allowance for credit losses between January 1, 2020, and December 31, 2021, was also phased-in to regulatory capital at 25% per year commencing January 1, 2022.

Dividends

Dividends paid by the Parent are substantially funded from dividends received from the Bank. The Bank is subject to federal and state regulatory restrictions that limit cash dividends and loans to the Parent. These restrictions generally require advance approval from the Bank's regulator for payment of dividends in excess of the sum of net income for the current calendar year and the retained net income of the prior two calendar years.

Common Stock Repurchase Program

The Parent has a common stock repurchase program in which shares repurchased are held in treasury stock for reissuance in connection with share-based compensation plans and for general corporate purposes. For the year ended December 31, 2023, the Parent repurchased 150,000 shares of common stock under its share repurchase program at an average cost per share of $65.69 and total cost of $9.9 million. From the beginning of the stock repurchase program in July 2001 through December 31, 2023, the Parent repurchased a total of 58.2 million shares of common stock at an average cost of $41.24 per share and total cost of $2.4 billion. The actual amount and timing of future share repurchases, if any, will depend on market conditions, applicable SEC rules and various other factors.

Preferred Stock Issuance

On June 15, 2021, the Company issued and sold 7,200,000 depositary shares (the "depositary shares"), each representing a 1/40th ownership interest in a share of 4.375% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (the "Series A Preferred Stock"). The Series A Preferred Stock has a liquidation preference of $1,000 per share. Net proceeds, after underwriting discounts and expenses, totaled $175.5 million. Dividends on the Series A Preferred Stock are not cumulative and will be paid when declared by the Parent's Board of Directors to the extent that the Company have legally available funds to pay dividends. If declared, dividends will accrue and be payable quarterly, in arrears, on the liquidation preference amount, on a non-cumulative basis, at a rate of 4.375% per annum. Holders of the Series A Preferred Stock will not have voting rights, except with respect to certain changes in the terms of the preferred stock, certain dividend non-payments and as otherwise required by applicable law. The Company may redeem the Series A Preferred Stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after August 1, 2026 or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event, in either case at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends.

Accumulated Other Comprehensive Income

The following table presents the components of other comprehensive income (loss), net of tax:

(dollars in thousands)	Before Tax	Tax Effect	Net of Tax
Year Ended December 31, 2023			
Net Unrealized Gains (Losses) on Investment Securities:			
Net Unrealized Gains (Losses) Arising During the Period [2]	$ 17,692	$ 4,661	$ 13,031
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss) that (Increase) Decrease Net Income:			
(Gain) Loss on Sale	4,582	1,237	3,345
Amortization of Unrealized Holding (Gains) Losses on Held-to-Maturity Securities [1]	26,909	7,133	19,776
Net Unrealized Gains (Losses) on Investment Securities	49,183	13,031	36,152
Defined Benefit Plans:			
Net Actuarial Gains (Losses) Arising During the Period	1,968	521	1,447
Amortization of Net Actuarial Losses (Gains)	751	199	552
Amortization of Prior Service Credit	(246)	(65)	(181)
Defined Benefit Plans, Net	2,473	655	1,818
Other Comprehensive Income (Loss)	$ 51,656	$ 13,686	$ 37,970
Year Ended December 31, 2022			
Net Unrealized Gains (Losses) on Investment Securities:			
Net Unrealized Gains (Losses) Arising During the Period	$ (523,221)	$ (138,678)	$ (384,543)
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss) that (Increase) Decrease Net Income:			
Amortization of Unrealized Holding (Gains) Losses on Held-to-Maturity Securities [1]	10,680	2,831	7,849
Net Unrealized Gains (Losses) on Investment Securities	(512,541)	(135,847)	(376,694)
Defined Benefit Plans:			
Net Actuarial Gains (Losses) Arising During the Period	9,525	2,525	7,000
Amortization of Net Actuarial Losses (Gains)	2,175	576	1,599
Amortization of Prior Service Credit	(246)	(65)	(181)
Defined Benefit Plans, Net	11,454	3,036	8,418
Other Comprehensive Income (Loss)	$ (501,087)	$ (132,811)	$ (368,276)
Year Ended December 31, 2021			
Net Unrealized Gains (Losses) on Investment Securities:			
Net Unrealized Gains (Losses) Arising During the Period	$ (111,084)	$ (29,440)	$ (81,644)
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss) that (Increase) Decrease Net Income:			
(Gain) Loss on Sale	(3,798)	(1,007)	(2,791)
Amortization of Unrealized Holding (Gains) Losses on Held-to-Maturity Securities [1]	648	171	477
Net Unrealized Gains (Losses) on Investment Securities	(114,234)	(30,276)	(83,958)
Defined Benefit Plans:			
Net Actuarial Gains (Losses) Arising During the Period	10,842	2,874	7,968
Amortization of Net Actuarial Losses (Gains)	2,676	709	1,967
Amortization of Prior Service Credit	(246)	(65)	(181)
Defined Benefit Plans, Net	13,272	3,518	9,754
Other Comprehensive Income (Loss)	$ (100,962)	$ (26,758)	$ (74,204)

[1.] The amount relates to the amortization/accretion of unrealized gains and losses related to the Company's reclassification of available-for-sale investment securities to the held-to-maturity category. The unrealized net gains/losses will be amortized/accreted over the remaining life of the investment securities as an adjustment of yield.

The following table presents the changes in each component of accumulated other comprehensive income (loss), net of tax:

(dollars in thousands)		Investment Securities-Available-For-Sale		Investment Securities-Held-To-Maturities		Defined Benefit Plans		Accumulated Other Comprehensive Income (Loss)
Year Ended December 31, 2023								
Balance at Beginning of Period	$	(240,783)	$	(168,797)	$	(25,078)	$	(434,658)
Other Comprehensive Income (Loss) Before Reclassifications		13,031		—		1,447		14,478
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)		3,345		19,776		371		23,492
Total Other Comprehensive Income (Loss)		16,376		19,776		1,818		37,970
Balance at End of Period	$	(224,407)	$	(149,021)	$	(23,260)	$	(396,688)
Year Ended December 31, 2022								
Balance at Beginning of Period	$	(32,940)	$	54	$	(33,496)	$	(66,382)
Other Comprehensive Income (Loss) Before Reclassifications		(384,543)		—		7,000		(377,543)
Unrealized Net Losses Related to the Transfer of Securities from Available-for-Sale to Held-to-Maturity		176,700		(176,700)		—		—
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)		—		7,849		1,418		9,267
Total Other Comprehensive Income (Loss)		(207,843)		(168,851)		8,418		(368,276)
Balance at End of Period	$	(240,783)	$	(168,797)	$	(25,078)	$	(434,658)
Year Ended December 31, 2021								
Balance at Beginning of Period	$	51,495	$	(423)	$	(43,250)	$	7,822
Other Comprehensive Income (Loss) Before Reclassifications		(81,644)		—		7,968		(73,676)
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)		(2,791)		477		1,786		(528)
Total Other Comprehensive Income (Loss)		(84,435)		477		9,754		(74,204)
Balance at End of Period	$	(32,940)	$	54	$	(33,496)	$	(66,382)

The following table presents the amounts reclassified out of each component of accumulated other comprehensive income (loss):

Details about Accumulated Other Comprehensive Income (Loss) Components		Amount Reclassified from Accumulated Other Comprehensive Income (Loss)[1]					Affected Line Item in the Statement Where Net Income Is Presented
(dollars in thousands)		Year Ended December 31,					
		2023		2022		2021	
Amortization of Unrealized Holding Gains (Losses) on Investment Securities Held-to-Maturity	$	(26,909)	$	(10,680)	$	(648)	Interest Income
		7,133		2,831		171	Provision for Income Tax
		(19,776)		(7,849)		(477)	Net of Tax
Sales of Investment Securities Available-for-Sale		(4,582)		—		3,798	Investment Securities Gains (Losses), Net
		1,237		—		(1,007)	Provision for Income Tax
		(3,345)		—		2,791	Net of Tax
Amortization of Defined Benefit Plans Items							
Prior Service Credit [2]		246		246		246	
Net Actuarial Losses [2]		(751)		(2,175)		(2,676)	
		(505)		(1,929)		(2,430)	Total Before Tax
		134		511		644	Provision for Income Tax
		(371)		(1,418)		(1,786)	Net of Tax
Total Reclassifications for the Period	$	(23,492)	$	(9,267)	$	528	Net of Tax

[1.] Amounts in parentheses indicate reductions to net income.

[2.] These accumulated other comprehensive income (loss) components are included in the computation of net periodic benefit cost and are included in Other Noninterest Expense on the consolidated statements of income (see Note 14 *Pension Plans and Postretirement Benefit Plan* for additional details).

Note 12. Earnings Per Common Share

Earnings per common share is computed using the two-class method. The following is a reconciliation of the weighted average number of common shares used in the calculation of basic and diluted earnings per share and antidilutive stock options and restricted stock outstanding for the years ended December 31, 2023, December 31, 2022, and December 31, 2021:

(dollars in thousands, except shares and per share amounts)		**2023**		**2022**		**2021**
Numerator:						
Net Income Available to Common Shareholders	$	163,325	$	217,927	$	250,397
Denominator:						
Weighted Average Common Shares Outstanding - Basic		39,274,291		39,601,089		39,837,798
Dilutive Effect of Equity Based Awards		154,621		186,913		215,866
Weighted Average Common Shares Outstanding - Diluted		39,428,912		39,788,002		40,053,664
Earnings Per Common Share:						
Basic	$	4.16	$	5.50	$	6.29
Diluted	$	4.14	$	5.48	$	6.25
Antidilutive Stock Options and Restricted Stock Outstanding		199,217		—		41,802

Note 13. Business Segments

The Company's business segments are defined as Consumer Banking, Commercial Banking, and Treasury and Other. The Company's internal management accounting process measures the performance of these business segments. This process, which is not necessarily comparable with the process used by any other financial institution, uses various techniques to assign balance sheet and income statement amounts to the business segments, including allocations of income, expense, the provision for credit losses, and capital. This process is dynamic and requires certain allocations based on judgment and other subjective factors. Unlike financial accounting, there is no comprehensive authoritative guidance for management accounting that is equivalent to GAAP. Previously reported results have been reclassified to conform to the current reporting structure.

The net interest income of the business segments reflects the results of a funds transfer pricing process that matches assets and liabilities with similar interest rate sensitivity and maturity characteristics and reflects the allocation of net interest income related to the Company's overall asset and liability management activities on a proportionate basis. The basis for the allocation of net interest income is a function of the Company's assumptions that are subject to change based on changes in current interest rates and market conditions. Funds transfer pricing also serves to transfer interest rate risk to Treasury. However, the other business segments have some latitude to retain certain interest rate exposures related to customer pricing decisions within guidelines.

The provision for credit losses for the Consumer Banking and Commercial Banking business segments reflects the actual net charge-offs of those business segments. The amount of the consolidated provision for loan and lease losses is based on the methodology that the Company used to estimate the consolidated Allowance. The residual provision for credit losses to arrive at the consolidated provision for credit losses is included in Treasury and Other.

Noninterest income and expense includes allocations from support units to business units. These allocations are based on actual usage where practicably calculated or by management's estimate of such usage.

The provision for income taxes is allocated to business segments using a 26% effective income tax rate. However, the provision for income taxes for the Leasing business unit (included in the Commercial Banking segment) and Auto Leasing portfolio and Pacific Century Life Insurance business unit (both included in the Consumer Banking segment) are assigned their actual effective income tax rates due to the unique relationship that income taxes have with their products. The residual income tax expense or benefit to arrive at the consolidated effective tax rate is included in Treasury and Other.

Consumer Banking

Consumer Banking offers a broad range of financial products and services, including loan, deposit and insurance products; private banking and international client banking services; trust services; investment management; and institutional investment advisory services. Consumer Banking also provides a full service brokerage offering equities, mutual funds, life insurance, and annuity products. Loan and lease products include residential mortgage loans, home equity lines of credit, automobile loans and leases, overdraft lines of credit, installment loans, small business loans and leases, and credit cards. Deposit products include checking, savings, and time deposit accounts. Private banking and personal trust groups assist individuals and families in building and preserving their wealth by providing investment, credit, and trust services to high-net-worth individuals. The investment management group manages portfolios utilizing a variety of investment products. Also within Consumer Banking, institutional client services offer investment advice to corporations, government entities, and foundations. Products and services from Consumer Banking are delivered to customers through 51 branch locations and 318 ATMs throughout Hawaii and the Pacific Islands, a customer service center, e-Bankoh (online banking service), and a mobile banking service.

Commercial Banking

Commercial Banking offers products including corporate banking, commercial real estate loans, commercial lease financing, auto dealer financing, and deposit products. Commercial lending and deposit products are offered to middle-market and large companies in Hawaii and the Pacific Islands. In addition, Commercial Banking offers deposit products to government entities in Hawaii. Commercial real estate mortgages focus on customers that include investors, developers, and builders predominantly domiciled in Hawaii. Commercial Banking also includes international banking and provides merchant services to its customers.

Treasury and Other

Treasury consists of corporate asset and liability management activities, including interest rate risk management and a foreign currency exchange business. This segment's assets and liabilities (and related interest income and expense) consist of interest-bearing deposits, investment securities, federal funds sold and purchased, and short and long-term borrowings. The primary sources of noninterest income are from bank-owned life insurance, net gains from the sale of investment securities, and foreign exchange income related to customer-driven currency requests from merchants and island visitors. The net residual effect of the transfer pricing of assets and liabilities is included in Treasury, along with the elimination of intercompany transactions.

Other organizational units (Technology, Operations, Marketing, Human Resources, Finance, Credit and Risk Management, and Corporate and Regulatory Administration) provide a wide-range of support to the Company's other income earning segments. Expenses incurred by these support units are charged to the business segments through an internal cost allocation process.

Selected business segment financial information as of and for the years ended December 31, 2023, December 31, 2022, and December 31, 2021 were as follows:

(dollars in thousands)	Consumer Banking		Commercial Banking		Treasury and Other		Consolidated Total	
Year Ended December 31, 2023								
Net Interest Income	$	400,380	$	215,865	$	(119,220)	$	497,025
Provision for Credit Losses		7,773		44		1,183		9,000
Net Interest Income After Provision for Credit Losses		392,607		215,821		(120,403)		488,025
Noninterest Income		126,373		33,016		17,220		176,609
Noninterest Expense		(340,336)		(77,486)		(19,696)		(437,518)
Income Before Income Taxes		178,644		171,351		(122,879)		227,116
Provision for Income Taxes		(46,003)		(42,806)		32,895		(55,914)
Net Income	$	132,641	$	128,545	$	(89,984)	$	171,202
Total Assets as of December 31, 2023	$	8,486,255	$	5,831,880	$	9,415,161	$	23,733,296
Year Ended December 31, 2022 [1]								
Net Interest Income	$	327,445	$	209,273	$	3,840	$	540,558
Provision for Credit Losses		5,324		(206)		(12,918)		(7,800)
Net Interest Income After Provision for Credit Losses		322,121		209,479		16,758		548,358
Noninterest Income		126,337		25,938		5,266		157,541
Noninterest Expense		(330,140)		(70,601)		(14,524)		(415,265)
Income Before Income Taxes		118,318		164,816		7,500		290,634
Provision for Income Taxes		(29,954)		(40,659)		5,783		(64,830)
Net Income	$	88,364	$	124,157	$	13,283	$	225,804
Total Assets as of December 31, 2022 [1]	$	8,520,459	$	5,522,916	$	9,563,502	$	23,606,877
Year Ended December 31, 2021 [1]								
Net Interest Income	$	283,998	$	194,411	$	18,881	$	497,290
Provision for Credit Losses		5,764		201		(56,465)		(50,500)
Net Interest Income After Provision for Credit Losses		278,234		194,210		75,346		547,790
Noninterest Income		131,292		30,637		9,424		171,353
Noninterest Expense		(303,698)		(64,470)		(25,421)		(393,589)
Income Before Income Taxes		105,828		160,377		59,349		325,554
Provision for Income Taxes		(26,442)		(39,070)		(6,670)		(72,182)
Net Income	$	79,386	$	121,307	$	52,679	$	253,372
Total Assets as of December 31, 2021 [1]	$	7,675,813	$	5,107,001	$	10,002,127	$	22,784,941

[1.] Certain prior period information has been reclassified to conform to current presentation.

Note 14. Employee Benefits

The Company has defined contribution plans, defined benefit plans, and a postretirement benefit plan.

Defined Contribution Plans

The Bank of Hawai'i Retirement Savings Plan (the "Savings Plan") has three Company contribution components in addition to employee contributions: 1) 401(k) matching, as described below; 2) a 3% fixed amount based on eligible compensation; and 3) a discretionary value-sharing contribution.

Under the 401(k) matching component, participating employees may contribute up to 50% of their eligible compensation (within federal limits) to the Savings Plan. The Company makes matching contributions on behalf of participants equal to $1.25 for each $1.00 contributed by participants, up to 2% of the participants' eligible compensation, and $0.50 for every $1.00 contributed by participants over 2%, up to 5% of the participants' eligible compensation. A 3% fixed contribution and a discretionary value-sharing contribution, that is linked to the Company's financial goals, are made regardless of whether the participating employee contributes to the Savings Plan and are invested in accordance with the participant's selection of investment options available under the Savings Plan. The Company also has a non-qualified savings plan which covers certain employees with compensation exceeding Internal Revenue Service ("IRS") limits on pay amounts in the allocation of the Savings Plan's benefits. Total expense for all components of the Company's defined contribution plans was $13.2 million for the years ended December 31, 2023, and December 31, 2022, and $16.0 million for the year ended December 31, 2021.

Defined Benefit Plans

The Company has two defined benefit plans (the "Pension Plans"). In 1995, the Company froze its non-contributory, qualified defined benefit retirement plan (the "Retirement Plan") and the excess retirement plan (the "Excess Plan"), which covered employees of the Company and participating subsidiaries who met certain eligibility requirements. Beginning January 1, 2001, the Pension Plans no longer provided for compensation increases in the determination of benefits. The projected benefit obligation is equal to the accumulated benefit obligation due to the frozen status of the Pension Plans.

The assets of the Retirement Plan primarily consist of equity and fixed income mutual funds.

The Excess Plan is a non-qualified excess retirement benefit plan which covers certain employees of the Company and participating subsidiaries with compensation exceeding IRS limits on pay amounts applicable to the Pension Plan's benefit formula. The Excess Plan has no plan assets. The Excess Plan's projected benefit obligation and accumulated benefit obligation were $2.6 million and $2.7 million for December 31, 2023, and December 31, 2022, respectively.

Postretirement Benefit Plan

The Company's postretirement benefit plan provides retirees hired before January 1, 2012, with medical and dental insurance coverage. For eligible participants that retired before 2008 and met certain age requirements, the Company and retiree share in the cost of providing postretirement benefits where both the employer and retiree pay a portion of the insurance premiums. Eligible participants who retired before 2008 who did not meet certain age requirements continued on the Company's benefit plans, but pay for their full insurance premiums. Participants who retired on or after January 1, 2008, who had medical or dental coverage under the Company's plans immediately before retirement and meet certain age and years of service requirements as of December 31, 2008, are also eligible to participate in the Company's benefit plans, but must pay for their full insurance premiums. Retirees age 65 and older are provided with a Medicare supplemental plan subsidy. Most employees of the Company who have met certain eligibility requirements are covered by this plan. Participants who retired on or after January 1, 2008, who met certain age and/or years of service requirements, are eligible for the Health Reimbursement Account ("HRA") program. The HRA program provides retirees with an initial credit based on years of service. Thereafter, an annual credit up to a maximum of $1,200 is provided into the HRA. The retiree may use the HRA for medical, vision, prescription drug and dental premiums, co-payments, and medically necessary health care expenses that are not covered by any medical or dental insurance program or flexible health spending account.

The plan provides access-only coverage for employees hired on or after January 1, 2012. These retirees continue on the medical and dental plan until age 65 paying the full premium. As of December 31, 2023, and December 31, 2022, the Company had no segregated assets to provide for postretirement benefits.

The following table provides a reconciliation of changes in benefit obligation and fair value of plan assets, as well as the funded status recognized in the Company's consolidated statements of condition for the Pension Plans and postretirement benefit plan for the years ended December 31, 2023, and December 31, 2022.

(dollars in thousands)	Pension Benefits				Postretirement Benefits			
		2023		2022		2023		2022
Benefit Obligation at Beginning of Year	$	84,454	$	110,585	$	21,929	$	29,270
Service Cost		—		—		376		584
Interest Cost		4,468		3,097		1,186		861
Purchase		(4,115)		—		—		—
Actuarial Losses (Gains)		1,070		(22,049)		1,496		(7,577)
Employer Benefits Paid [1]		(7,309)		(7,179)		(1,673)		(1,209)
Benefit Obligation at End of Year	$	78,568	$	84,454	$	23,314	$	21,929
Fair Value of Plan Assets at Beginning of Year	$	79,324	$	101,294	$	—	$	—
Actual Return on Plan Assets		9,846		(15,261)		—		—
Employer Contributions		468		470		1,673		1,209
Purchase		(4,115)		—		—		—
Employer Benefits Paid [1]		(7,309)		(7,179)		(1,673)		(1,209)
Fair Value of Plan Assets at End of Year	$	78,214	$	79,324	$	—	$	—
Funded Status at End of Year [2]	$	(354)	$	(5,130)	$	(23,314)	$	(21,929)

[1.] Participants' contributions relative to the postretirement benefit plan were offset against employer benefits paid in the table above. Participants' contributions for postretirement benefits were $0.8 million for the years ended December 31, 2023, and December 31, 2022.

[2.] Amounts are recognized in Retirement Benefits Payable in the consolidated statements of condition.

The changes in actuarial losses (gains) related to the Company's Pension and postretirement benefit Plans are mainly due to changes in discount rates for the years ended December 31, 2023, and December 31, 2022. For the year ended December 31, 2023, the change in discount rate resulted in a $0.4 million increase to the Company's Pension Plans liability and a $0.2 million increase to the Company's postretirement benefit plan liability. For the year ended December 31, 2022, the change in discount rate resulted in a $21.9 million decrease to the Company's Pension Plans liability and a $7.5 million decrease to the Company's postretirement benefit plan liability.

The following presents the amounts recognized in the Company's accumulated other comprehensive income for the Pension Plans and postretirement benefit plan as of December 31, 2023, and December 31, 2022.

(dollars in thousands)	Pension Benefits				Postretirement Benefits			
		2023		2022		2023		2022
Amounts Recognized in Accumulated Other Comprehensive Income (Loss), Net of Tax								
Net Actuarial Gains (Losses)	$	(28,512)	$	(31,984)	$	4,330	$	5,803
Net Prior Service Credit		—		—		922		1,103
Total Amounts Recognized in Accumulated Other Comprehensive Income (Loss), Net of Tax	$	(28,512)	$	(31,984)	$	5,252	$	6,906

Components of net periodic benefit cost for the Company's Pension Plans and the postretirement benefit plan are presented in the following table for the years ended December 31, 2023, December 31, 2022, and December 31, 2021.

(dollars in thousands)	Pension Benefits						Postretirement Benefits					
		2023		2022		2021		2023		2022		2021
Service Cost	$	—	$	—	$	—	$	376	$	584	$	678
Interest Cost		4,468		3,097		2,924		1,186		861		816
Expected Return on Plan Assets		(5,238)		(4,840)		(4,592)		—		—		—
Amortization of:												
Prior Service Credit [1]		—		—		—		(246)		(246)		(246)
Net Actuarial Losses (Gains) [1]		1,258		2,175		2,676		(507)		—		—
Net Periodic Benefit Cost	$	488	$	432	$	1,008	$	809	$	1,199	$	1,248

[1] Represents reclassification adjustments from accumulated other comprehensive income during the period.

Assumptions used to determine the benefit obligations as of December 31, 2023, and December 31, 2022, for the Company's Pension Plans and postretirement benefit plan were as follows:

	Pension Benefits		Postretirement Benefits	
	2023	2022	2023	2022
Weighted Average Assumptions as of December 31:				
Discount Rate	5.44%	5.51%	5.51%	5.58%
Health Care Cost Trend Rate Assumed For Next Year	—	—	6.90%	6.20%

The health care cost trend rate is assumed to decrease annually, until reaching the ultimate trend rate of 4.0% in 2047.

Assumptions used to determine the net periodic benefit cost for the Company's Pension Plans and postretirement benefit plan for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, were as follows:

	Pension Benefits			Postretirement Benefits		
	2023	2022	2021	2023	2022	2021
Weighted Average Assumptions as of December 31:						
Discount Rate	5.51%	2.89%	2.55%	5.58%	3.00%	2.66%
Expected Long-Term Rate of Return on Plan Assets	6.00%	5.25%	5.25%	—	—	—
Health Care Cost Trend Rate	—	—	—	6.20%	5.70%	5.50%

A combination of factors is used by management in determining the expected long-term rate of return on plan assets. Historical return experience for major asset categories are evaluated and current market factors, such as inflation and interest rates, are considered in determining the expected long-term rate of return assumption.

The Company expects to contribute $0.4 million to the Pension Plans and $1.5 million to the postretirement benefit plan for the year ending December 31, 2023.

As of December 31, 2023, expected benefits to be paid in each of the next five years and in the aggregate for the five years thereafter were as follows:

(dollars in thousands)		Pension Benefits		Postretirement Benefits
2024	$	7,191	$	1,541
2025		7,126		1,590
2026		7,035		1,611
2027		6,931		1,674
2028		6,788		1,704
Years 2029-2033		31,445		9,070

Retirement Plan Assets

The Company's overall investment strategy is to maintain the purchasing power of the current assets and all future contributions by producing positive rates of return on plan assets; achieve capital growth towards the attainment of full funding of the Retirement Plan's termination liability; maximize returns within reasonable and prudent levels of risk; and control costs of administering the plan and managing the investments. The long-term investment objective is to achieve an overall annualized total return, gross of fees, in line with the blended benchmark index comprised of 36% MSCI USA IMI Index, 24% MSCI ACWI ex-US IMI Index, and 40% Barclays Aggregate Bond Index.

Subject to liquidity requirements, the asset allocation targets are 60% for equity securities, 40% for fixed income securities with a 10% to 20% range permitted from the strategic targets, and zero to 20% for cash. Within the equity securities portfolio, the range for domestic securities is from 50% to 100% and the range for international securities is from 0% to 50%. All assets selected for the Retirement Plan must have a readily ascertainable market value and must be readily marketable.

Due to market fluctuations or cash flows, the allocation for each asset class may be breached by as much as 5% on a temporary basis. However, asset allocations are expected to conform to target ranges within 90 days of such an occurrence.

The fair values of the Retirement Plan assets as of December 31, 2023, and December 31, 2022, by asset category were as follows:

	Fair Value Measurements				
Asset Category (dollars in thousands)	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Other Unobservable Inputs (Level 3)**	**Total as of Dec. 31, 2023**	**Total as of Dec. 31, 2022[1]**
Cash	$ 6,214	$ —	$ —	$ 6,214	$ 589
Equity Securities – Mutual Funds:					
Large-Cap	—	—	—	—	4,979
Mixed-Cap	—	—	—	—	23,632
International	—	—	—	—	18,283
Emerging Market	—	—	—	—	757
Fixed Income Securities – Mutual Funds	—	—	—	—	31,084
Total	$ 6,214	$ —	$ —	$ 6,214	$ 79,324
Collective Investment Funds (measured at NAV of units as a practical expedient)				72,000	—
Total Investments at Fair Value				**$ 78,214**	**$ 79,324**

[1] The fair values of assets held as of December 31, 2022 were measured using Level 1 inputs..

The fair value of the collective investment fund is based on net asset value ("NAV") of units as a practical expedient, and therefore the asset is not classified in the fair value hierarchy. Quoted prices for all other investments were available in active markets, and therefore were classified as Level 1 measurements in the fair value hierarchy.

Note 15. Share-Based Compensation

The Company has share-based compensation plans which allow grants of stock options, restricted stock, stock appreciation rights, and restricted stock units to its employees and non-employee directors. The Company's employee stock option plans are shareholder approved and administered by the Human Resources and Compensation Committee of the Board of Directors. Stock options provide grantees the option to purchase shares of the Parent's common stock at a specified exercise price and, generally, expire 10 years from the date of grant. Stock option grants include incentive and non-qualified stock options whose vesting may be subject to one or more criteria, including employment or achievement of Company performance measures. Stock option exercise prices were equal to the quoted market price of the Parent's common stock on the date of grant. Restricted stock provides grantees with rights to shares of common stock upon completion of one or more criteria, including service period, performance or other conditions as established by the Compensation Committee, such as vesting tied to the Company's financial performance relative to the peer group or achievement of an absolute financial performance target. During the restriction period, all shares are considered outstanding and dividends are paid on the restricted stock. Generally, restricted stock vests over periods ranging from one year to five years from the date of grant. Restricted stock and dividends may be forfeited if an employee terminates prior to vesting.

As of December 31, 2023, total shares authorized under the plans were 2.1 million shares, of which 0.9 million shares were available for future grants.

The Company recognizes compensation expense, measured as the fair value of the share-based award on the date of grant, on a straight-line basis over the requisite service period. Share-based compensation is recorded in the statements of income as a component of salaries and benefits for employees and as a component of other noninterest expense for non-employee directors, with a corresponding increase to capital surplus in shareholders' equity. For the years ended December 31, 2023, December 31, 2022, and December 31, 2021, compensation expense and the related income tax benefit recognized for stock options and restricted stock were as follows:

(dollars in thousands)	**2023**	**2022**	**2021**
Compensation Expense	$ 15,656	$ 16,066	$ 13,267
Income Tax Benefit	4,153	4,262	3,520

Restricted Stock

As of December 31, 2023, unrecognized compensation expense related to unvested restricted stock was $18.3 million. The unrecognized compensation expense is expected to be recognized over a weighted average period of 1.81 years.

The following table presents the activity for restricted stock:

	Number of Shares		Weighted Average Grant Date Fair Value		Grant Date Fair Value of Restricted Stock that Vested During the Year (in thousands)
Unvested as of December 31, 2020	328,769	$	82.02		
Granted	292,007		90.23		
Vested	(97,278)		78.55	$	8,673
Forfeited	(22,962)		86.48		
Unvested as of December 31, 2021	500,536	$	87.28		
Granted	192,030		85.80		
Vested	(138,823)		83.21	$	11,640
Forfeited	(13,074)		86.96		
Unvested as of December 31, 2022	540,669	$	87.81		
Granted	201,378		67.78		
Vested	(129,294)		86.47	$	9,190
Forfeited	(33,965)		85.13		
Unvested as of December 31, 2023 [1]	578,788	$	81.30		

[1] As of December 31, 2023, 109,863 shares were unvested from service-based grants.

Stock Options

There were no stock options granted during the years ended December 31, 2023, December 31, 2022, and December 31, 2021. All previously issued stock options granted were fully vested prior to December 31, 2018. The Company reissues treasury stock to satisfy stock option exercises.

The following summarizes certain stock option activity of the Company for the years ended December 31, 2023, December 31, 2022, and December 31, 2021:

(dollars in thousands)	2023		2022		2021
Intrinsic Value of Stock Options Exercised	$ —	$	679	$	6,755
Cash Received from Stock Options Exercised	—		786		7,473
Tax Benefits Realized from Stock Options Exercised	—		166		1,611

Note 16. Income Taxes

Provision for Income Taxes

The components of the Company's provision for income taxes for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, were as follows:

(dollars in thousands)	2023		2022		2021
Current:					
Federal	$ 59,084	$	59,855	$	58,652
State	8,035		7,688		10,510
Total Current	67,119		67,543		69,162
Deferred:					
Federal	(8,800)		(3,247)		2,254
State	(2,405)		534		766
Total Deferred	(11,205)		(2,713)		3,020
Provision for Income Taxes	$ 55,914	$	64,830	$	72,182

The tax effects of fair value adjustments on AFS investment securities, the amortization of unrealized gains and losses related to investment securities transferred to HTM, and the minimum pension liability adjustment are recorded directly to consolidated shareholders' equity. Excess tax benefits related to stock options are recorded as a reduction of the provision for income taxes. The net tax charge recorded directly to consolidated shareholders' equity was $13.7 million for the year ended December 31, 2023. The net tax benefit recorded directly to consolidated shareholders' equity was $132.7 million and $26.8 million for the years ended December 31, 2022, and December 31, 2021, respectively.

Deferred Tax Liabilities and Assets

As of December 31, 2023, and December 31, 2022, significant components of the Company's deferred tax liabilities and assets were as follows:

		December 31,		
(dollars in thousands)		2023		2022
Deferred Tax Liabilities:				
Accelerated Depreciation	$	(8,513)	$	(7,958)
Accrued Pension Cost		(11,270)		(11,270)
Federal Home Loan Bank of Des Moines Stock		(3,416)		(6,597)
Lease Transactions		(22,571)		(25,741)
Operating Lease Liabilities		(22,826)		(24,469)
Investment in Variable Interest Entities		(887)		(700)
Deferred Loan Fees		(4,496)		(4,798)
Originated Mortgage Servicing Rights		(5,553)		(6,008)
Other		(16)		(909)
Gross Deferred Tax Liabilities		(79,548)		(88,450)
Deferred Tax Assets:				
Allowance for Credit Losses		40,370		40,056
Minimum Pension Liability		8,390		9,046
Accrued Expenses		20,020		20,066
Postretirement Benefit Obligations		7,058		7,005
Capital Lease Expenses		2,148		2,156
Operating Lease Right-of-Use Assets		25,102		26,648
Restricted Stock		6,535		5,988
Net Unrealized Losses on Investments Securities		134,685		147,716
Deductible State and Local Taxes		1,966		2,360
Low Income Housing Investments		4,569		5,349
Other		10,049		5,995
Gross Deferred Tax Assets Before Valuation Allowance		260,892		272,385
Valuation Allowance		(6,728)		(6,222)
Gross Deferred Tax Assets After Valuation Allowance		254,164		266,163
Net Deferred Tax Assets	$	174,616	$	177,713

Both positive and negative evidence were considered by management in determining the need for a valuation allowance. Negative evidence included the uncertainty regarding the generation of capital gains in future years and restrictions on the ability to sell low-income housing investments during periods when carrybacks/carryforwards of capital losses are allowed. Positive evidence included capital gains in the carryback years. After considering all available evidence, management determined that a valuation allowance to offset deferred tax assets related to low-income housing investments that can only be used to offset capital gains was appropriate. Management determined that a valuation allowance was not required for the remaining deferred tax assets because it is more likely than not that these assets will be realized through future reversals of existing taxable temporary differences, and there will be sufficient future taxable income exclusive of reversing temporary differences. As of December 31, 2023, and December 31, 2022, the Company carried a valuation allowance of $6.7 million and $6.2 million, respectively, related to the deferred tax assets established in connection with the low-income housing investments.

Certain events covered by Internal Revenue Code Section 593(e) will trigger a recapture of base year reserves of acquired thrift institutions. The base year reserves of acquired thrift institutions would be recaptured if an entity ceases to qualify as a bank for federal income tax purposes. The base year reserves of thrift institutions also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, shareholders. As of December 31, 2023, retained earnings included $18.2 million of base year reserves for which the deferred federal income tax liability of $4.8 million has not been recognized.

Effective Tax Rate

The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate for the years ended December 31, 2023, December 31, 2022, and December 31, 2021:

	2023	2022	2021
Statutory Federal Income Tax Rate	21.00%	21.00%	21.00%
Increase (Decrease) in Income Tax Rate Resulting From:			
State Taxes, Net of Federal Income Tax	2.20	2.08	2.85
Low-Income Housing Investments	1.35	1.60	0.77
Investment Tax Credits	(0.37)	(0.28)	(0.35)
Bank-Owned Life Insurance	(1.07)	(0.72)	(0.48)
Tax-Exempt Income	(0.50)	(0.20)	(0.24)
Leveraged Lease	—	(0.84)	(0.10)
Other	2.01	(0.33)	(1.28)
Effective Tax Rate	24.62%	22.31%	22.17%

Unrecognized Tax Benefits

The Company is required to record a liability, referred to as an unrecognized tax benefit ("UTB"), for the entire amount of benefit taken in a prior or future income tax return when the Company determines that a tax position has a less than 50% likelihood of being accepted by the taxing authority. The following presents a reconciliation of the Company's liability for UTBs for the years ended December 31, 2023, December 31, 2022, and December 31, 2021:

(dollars in thousands)		2023		2022		2021
Unrecognized Tax Benefits at Beginning of Year	$	3,696	$	4,015	$	5,403
Gross Increases, Related to Tax Positions Taken in a Prior Period		54		1		261
Gross Decreases, Related to Tax Positions Taken in a Prior Period		—		(26)		(1,285)
Gross Increases, Related to Current Period Tax Positions		27		226		234
Lapse of Statute of Limitations		(40)		(520)		(598)
Unrecognized Tax Benefits at End of Year	$	3,737	$	3,696	$	4,015

As of December 31, 2023, and December 31, 2022, $3.7 million in liabilities for UTBs were related to UTBs that if reversed would have an impact on the Company's effective tax rate.

Management believes that it is reasonably possible that the Company's liability for UTBs could further decrease as a result of the expiration of statutes of limitations within the next 12 months. However, management is currently not able to estimate a range of possible change in the amount of the liability for UTBs recorded as of December 31, 2023.

The Company classifies interest and penalties, if any, related to the liability for UTBs as a component of the provision for income taxes. The recorded net tax benefit for interest and penalties was less than $0.1 million for the years ended December 31, 2023, December 31, 2022, and December 31, 2021. As of December 31, 2023, and December 31, 2022, the balance of the accrual for possible interest and penalties was $1.1 million and $1.3 million, respectively.

The federal tax returns for 2020 through 2022 remain subject to examination. The Company's State of Hawaii income tax returns for 2017 and 2020 through 2022 remain subject to examination by the taxing authorities.

Note 17. Derivative Financial Instruments

The Company uses derivative instruments to manage its exposure to market risks, including interest rate risk, and to assist customers with their risk management objectives. The Company designates certain derivatives as hedging instruments in a qualifying hedge accounting relationship, while other derivatives serve as economic hedges that do not qualify for hedge accounting. The Company is party to master netting arrangements with its financial institution counterparties. See Note 19 *Balance Sheet Offsetting* for more information.

In 2023, the Company entered into certain interest rate swap contracts that are matched to closed portfolios of fixed-rate residential mortgage loans and available-for-sale investments securities. These contracts have been designated as hedging instruments to hedge the risk of changes in the fair value of the underlying loans or investment securities due to changes in interest rates. The related contracts are structured so that the notional amounts reduce over time to generally match the expected amortization of the underlying loan or investment security.

The notional amount and fair value of the Company's derivative financial instruments as of December 31, 2023, and December 31, 2022, were as follows:

(dollars in thousands)	December 31, 2023 Notional Amount	Fair Value	December 31, 2022 Notional Amount	Fair Value
Derivatives designated as hedging instruments				
Interest Rate Swap Agreements	$ 3,000,000	$ (48,672)	$ —	$ —
Derivatives not designated as hedging instruments				
Interest Rate Lock Commitments	5,899	148	3,860	58
Forward Commitments	8,583	(105)	3,256	6
Interest Rate Swap Agreements				
Receive Fixed/Pay Variable Swaps	2,067,624	(114,701)	1,821,433	(160,914)
Pay Fixed/Receive Variable Swaps	2,067,624	114,542	1,821,433	38,785
Foreign Exchange Contracts	745	—	52,065	1,745
Conversion Rate Swap Agreement	155,196	NA [1]	124,752	NA [1]

[1] The conversation rate swap agreements were valued at zero as further reductions to the conversion rate were deemed neither probable nor reasonably estimable.

The following table presents the Company's derivative financial instruments, their fair values, and their location in the consolidated statements of condition as of December 31, 2023, and December 31, 2022:

(dollars in thousands)	December 31, 2023 Asset Derivatives[1]	Liability Derivatives[1]	December 31, 2022 Asset Derivatives[1]	Liability Derivatives[1]
Interest Rate Swap Agreements				
Not designated as hedging instruments	$ 143,593	$ 143,752	$ 45,831	$ 167,960
Designated as hedging instruments	(48,672)	—	—	—
	94,921	143,752	45,831	167,960
Derivatives not designated as hedging instruments				
Interest Rate Lock Commitments	148	—	64	6
Forward Commitments	—	105	10	4
Foreign Exchange Contracts	—	—	1,812	67
Total Derivatives	$ 95,069	$ 143,857	$ 47,717	$ 168,037

[1] Asset derivatives are included in other assets and liability derivatives are included in other liabilities in the consolidated statements of condition.

The following table presents the Company's derivative financial instruments and the amount and location of the net gains or losses recognized in the consolidated statements of income for the years ended December 31, 2023, December 31, 2022, and December 31, 2021:

(dollars in thousands)	Location of Net Gains (Losses) Recognized in the Statements of Income	Year Ended December 31, 2023	2022	2021
Derivatives designated as hedging instruments				
Recognized on Interest Rate Swap Agreements	Interest Income on Investment Securities Available-for-Sale	$ (20,293)	$ —	$ —
Recognized on Hedged Item	Interest Income on Investment Securities Available-for-Sale	20,260		—
Recognized on Interest Rate Swap Agreements	Interest and Fees on Loans and Leases	(28,379)	—	—
Recognized on Hedged Item	Interest and Fees on Loans and Leases	28,386	—	—
Derivatives not designated as hedging instruments				
Interest Rate Lock Commitments	Mortgage Banking	828	(915)	8,771
Forward Commitments	Mortgage Banking	—	2,348	1,580
Interest Rate Swap Agreements [1]	Other Noninterest Income	(96)	44	77
Foreign Exchange Contracts	Other Noninterest Income	3,745	1,792	1,462
Conversion Rate Swap Agreement	Investment Securities Gains (Losses), Net	(1,598)	—	—
Total		$ 2,853	$ 3,269	$ 11,890

[1] The net gain amount presented in the table above for the year ended December 31, 2021, have been updated to properly exclude the fee income generated from the execution of these derivative financial instruments.

The following amounts were recorded on the consolidated statement of financial condition related to the cumulative basis adjustment for fair value hedges as of December 31, 2023 and December 31, 2022:

Derivative Financial Instruments Designated as Hedging Instruments

Line Item in the Consolidated Statement of Condition	Carrying Amount of the Hedged Assets		Cumulative Amount of Fair Value Hedging Adjustment Included In the Carrying Amount of the Hedged Assets	
(dollars in thousands)	2023	2022	2023	2022
Investment Securities, Available-for-Sale[1]	$ 1,320,260	$ —	$ 20,260	$ —
Loans and Leases[2]	1,728,386	—	28,386	—

[1] These amounts were included in the fair value of closed portfolios of investment securities, available-for-sale used to designate hedging relationships in which the hedged item is the stated amount of assets in the closed portfolios anticipated to be outstanding for the designated hedge period. As of December 31, 2023, the fair value of the closed portfolios used in these hedging relationships was $1.8 billion.

[2] These amounts were included in the amortized cost basis of closed portfolios of loans used to designate hedging relationships in which the hedged item is the stated amount of assets in the closed portfolios anticipated to be outstanding for the designated hedge period. As of December 31, 2023, the amortized cost basis of the closed portfolios used in these hedging relationships was $3.2 billion.

Management has received authorization from the Bank's Board of Directors to use derivative financial instruments as an end-user in connection with the Bank's risk management activities and to accommodate the needs of the Bank's customers. As with any financial instrument, derivative financial instruments have inherent risks. Market risk is defined as the risk of adverse financial impact due to fluctuations in interest rates, foreign exchange rates, and equity prices. Market risks associated with derivative financial instruments are balanced with the expected returns to enhance earnings performance and shareholder value, while limiting the volatility of each. The Company uses various processes to monitor its overall market risk exposure, including earnings, valuation and price sensitivity analysis, and other methodologies.

Derivative financial instruments are also subject to credit and counterparty risk, which is defined as the risk of financial loss if a borrower or counterparty is either unable or unwilling to repay borrowings or settle transactions in accordance with the underlying contractual terms. Credit and counterparty risks associated with derivative financial instruments are similar to those relating to traditional financial instruments. The Company manages derivative credit and counterparty risk by evaluating the creditworthiness of each borrower or counterparty, adhering to the same credit approval process used for commercial lending activities.

The Company's free-standing derivative financial instruments are required to be carried at their fair value on the Company's consolidated statements of condition. These financial instruments have been limited to interest rate lock commitments ("IRLCs"), forward commitments, interest rate swap agreements, foreign exchange contracts, and conversion rate swap agreements.

Derivatives Not Designated as Hedging Instruments

Interest Rate Lock Commitments/Forward Commitments

The Company enters into IRLCs for residential mortgage loans which commit us to lend funds to a potential borrower at a specific interest rate and within a specified period of time. IRLCs that relate to the origination of mortgage loans that will be held for sale are considered derivative financial instruments under applicable accounting guidance. Outstanding IRLCs expose the Company to the risk that the price of the mortgage loans underlying the commitments may decline due to increases in mortgage interest rates from inception of the rate lock to the funding of the loan. To mitigate this risk, the Company utilizes forward commitments as economic hedges against the potential decreases in the values of the loans held for sale. IRLCs and forward commitments are free-standing derivatives which are carried at fair value with changes recorded in the mortgage banking component of noninterest income in the Company's consolidated statements of income.

Interest Rate Swap Agreements

The Company enters into swap agreements to facilitate the risk management strategies of a small number of commercial banking customers. The Company mitigates the interest rate risk of entering into these agreements by entering into equal and offsetting interest rate swap agreements with highly rated third party financial institutions. The interest rate swap agreements are free-standing derivatives and are recorded at fair value in the Company's consolidated statements of condition (asset positions are included in other assets and liability positions are included in other liabilities). Fair value changes are recorded in other noninterest income in the Company's consolidated statements of income. The Company is party to master netting arrangements with its financial institution counterparties; however, the Company does not offset assets and liabilities under these arrangements for financial statement presentation purposes. The master netting arrangements provide for a single net settlement of all swap agreements, as well as collateral, in the event of default on, or termination of, any one contract. Collateral, usually in the form of cash and marketable securities, is posted by the party (i.e., the Company or the financial institution counterparty) with net liability positions in accordance with contract thresholds. The Company had a net asset position with its financial institution counterparties totaling $114.5 million and $38.8 million as of December 31, 2023, and December 31, 2022, respectively. See Note 19 to the Consolidated Financial Statements for more information on the interest rate swap agreements.

Foreign Exchange Contracts

The Company utilizes foreign exchange contracts to offset risks related to transactions executed on behalf of customers. The foreign exchange contracts are free-standing derivatives which are carried at fair value with changes included in other noninterest income in the Company's consolidated statements of income.

Conversion Rate Swap Agreements

As certain sales of Visa Class B restricted shares were completed, the Company entered into a conversion rate swap agreement with the buyer that requires payment to the buyer in the event Visa further reduces the conversion rate of Class B into Class A unrestricted common shares. In the event of Visa increasing the conversion rate, the buyer would be required to make payment to the Company. As of December 31, 2023, and December 31, 2022, the conversion rate swap agreements were valued at zero (i.e., no contingent liability recorded) as further reductions to the conversion rate were deemed neither probable nor reasonably estimable by management. See Note 3 *Investment Securities* for more information

Derivatives Designated as Hedging Instruments

Fair Value Hedges

The Company is exposed to changes in the fair value of fixed-rate assets due to changes in benchmark interest rates. The Company entered into pay-fixed and receive-floating interest rate swaps to manage its exposure to changes in fair value of its available-for-sale investment securities and fixed rate residential mortgage loans. These interest rate swaps are designated as fair value hedges using the portfolio layer method. The Company receives variable-rate interest payments in exchange for making fixed-rate payments over the lives of the contracts without exchanging the notional amounts. The fair value hedges are recorded as components of other assets and other liabilities in the Company's consolidated statements of financial condition. The gain or loss on these derivatives, as well as the offsetting loss or gain on the hedged items attributable to the hedged risk are recognized in interest income in the Company's consolidated statements of income.

Note 18. Affordable Housing Projects Tax Credit Partnerships

The Company makes equity investments in various limited partnerships or limited liability companies that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit ("LIHTC") pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital, to facilitate the sale of affordable housing product offerings, and to assist in achieving goals associated with the Community Reinvestment Act. The primary activities of these entities include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants. Generally, these types of investments are funded through a combination of debt and equity.

The Company is a limited partner or non-managing member in each LIHTC limited partnership or limited liability company, respectively. Each of these entities is managed by an unrelated third-party general partner or managing member who exercises significant control over the affairs of the entity. The general partner or managing member has all the rights, powers and authority granted or permitted to be granted to a general partner of a limited partnership or managing member of a limited liability company. Duties entrusted to the general partner or managing member include, but are not limited to: investment in operating companies, company expenditures, investment of excess funds, borrowing funds, employment of agents, disposition of fund property, prepayment and refinancing of liabilities, votes and consents, contract authority, disbursement of funds, accounting methods, tax elections, bank accounts, insurance, litigation, cash reserve, and use of working capital reserve funds. Except for limited rights granted to the limited partner(s) or non-managing member(s) relating to the approval of certain transactions, the limited partner(s) and non-managing members may not participate in the operation, management, or control of the entity's business, transact any business in the entity's name or have any power to sign documents for or otherwise bind the entity. In addition, the general partner or managing member may only be removed by the limited partner(s) or managing member(s) in the event of a failure to comply with the terms of the agreement or negligence in performing its duties.

The general partner or managing member of each entity has both the power to direct the activities which most significantly affect the performance of each entity and the obligation to absorb losses or the right to receive benefits that could be significant to the entities. Therefore, the Company has determined that it is not the primary beneficiary of any LIHTC entity. The Company uses the effective yield method to account for its pre-2015 investments in these entities. Beginning January 1, 2015, any new investments that meet the requirements of the proportional amortization method are recognized using the proportional amortization method. The Company's net affordable housing tax credit investments and related unfunded commitments were $208.9 million and $174.5 million as of December 31, 2023, and December 31, 2022, respectively, and are included in other assets in the consolidated statements of condition.

Unfunded Commitments

As of December 31, 2023, the expected payments for unfunded affordable housing commitments were as follows:

(dollars in thousands)		Amount
2024	$	27,354
2025		49,584
2026		288
2027		476
2028		202
Thereafter		23,219
Total Unfunded Commitments	$	**101,123**

The following table presents tax credits and other tax benefits recognized and amortization expense related to affordable housing for the years ended December 31, 2023, December 31, 2022, and December 31, 2021.

(dollars in thousands)		2023		2022		2021
Effective Yield Method						
Tax credits and other tax benefits recognized	$	5,830	$	6,116	$	8,604
Amortization Expense in Provision for Income Taxes		5,331		5,185		6,700
Proportional Amortization Method						
Tax credits and other tax benefits recognized	$	19,429	$	15,174	$	10,831
Amortization Expense in Provision for Income Taxes		16,840		13,131		9,375

There were no impairment losses related to LIHTC investments for the years ended December 31, 2023, December 31, 2022, and December 31, 2021.

Note 19. Balance Sheet Offsetting

The Company enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Company may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Company to repurchase the assets. As a result, these repurchase agreements are accounted for as collateralized financing arrangements (i.e., secured borrowings) and not as sales and subsequent repurchases of securities. The obligation to repurchase the securities is reflected as a liability in the Company's consolidated statements of condition, while the securities underlying the repurchase agreements remain in the respective investment securities asset accounts. As a result, there is no offsetting or netting of the investment securities assets with the repurchase agreement liabilities. In addition, as the Company does not enter into reverse Repurchase Agreements, there is no such offsetting to be done with the repurchase agreements.

The right of setoff for a repurchase agreement resembles a secured borrowing, whereby the collateral pledged by the Company would be used to settle the fair value of the repurchase agreement should the Company be in default (e.g., fail to make an interest payment to the counterparty). For private institution repurchase agreements, if the private institution counterparty were to default (e.g., declare bankruptcy), the Company could cancel the repurchase agreement (i.e., cease payment of principal and interest) and attempt collection on the amount of collateral value in excess of the repurchase agreement fair value. The collateral is held by a third party financial institution in the counterparty's custodial account. The counterparty has the right to sell or repledge the investment securities. For government entity repurchase agreements, the collateral is held by the Company in a segregated custodial account under a tri-party agreement. The Company is required by the counterparty to maintain adequate collateral levels. In the event the collateral fair value falls below stipulated levels, the Company will pledge additional securities. The Company closely monitors collateral levels to ensure adequate levels are maintained, while mitigating the potential risk of over-collateralization in the event of counterparty default.

The following table presents the assets and liabilities subject to an enforceable master netting arrangement, or repurchase agreements, as of December 31, 2023, and December 31, 2022. Swap agreements the Company has with commercial banking customers are not subject to an enforceable master netting arrangement, and therefore, are excluded from this table. As previously mentioned, centrally cleared swap agreements between the Company and institutional counterparties are also excluded from this table.

| | (i) | (ii) | (iii) = (i)-(ii) | (iv) | | (v) = (iii)-(iv) |
| | | | | Gross Amounts Not Offset in the Statements of Condition | | |
(dollars in thousands)	Gross Amounts Recognized in the Statements of Condition	Gross Amounts Offset in the Statements of Condition	Net Amounts Presented in the Statements of Condition	Netting Adjustments per Master Netting Arrangements	Fair Value of Collateral Pledged [1]	Net Amount
December 31, 2023						
Assets:						
Interest Rate Swap Agreements:						
Institutional Counterparties	$ 129,147	$ —	$ 129,147	$ 129,147	$ —	$ —
Liabilities:						
Interest Rate Swap Agreements:						
Institutional Counterparties	14,605	—	14,605	14,605	—	—
Repurchase Agreements:						
Private Institutions	150,000	—	150,000	—	150,000	—
Government Entities	490	—	490	—	490	—
Total Repurchase Agreements	$ 150,490	$ —	$ 150,490	$ —	$ 150,490	$ —
December 31, 2022						
Assets:						
Interest Rate Swap Agreements:						
Institutional Counterparties	$ 42,339	$ —	$ 42,339	$ 42,339	$ —	$ —
Liabilities:						
Interest Rate Swap Agreements:						
Institutional Counterparties	3,554	—	3,554	3,554	—	—
Repurchase Agreements:						
Private Institutions	725,000	—	725,000	—	725,000	—
Government Entities	490	—	490	—	490	—
Total Repurchase Agreements	$ 725,490	$ —	$ 725,490	$ —	$ 725,490	$ —

[1] The application of collateral cannot reduce the net amount below zero. Therefore, excess collateral is not reflected in this table. For interest rate swap agreements, the fair value of investment securities pledged was $39.2 million and $34.8 million as of December 31, 2023, and December 31, 2022, respectively. For repurchase agreements with private institutions, the fair value of investment securities pledged was $167.3 million and $755.9 million as of December 31, 2023, and December 31, 2022, respectively. For repurchase agreements with government entities, the fair value of investment securities pledged was $0.7 million and $0.8 million as of December 31, 2023, and December 31, 2022, respectively.

Note 20. Commitments and Contingencies

The Company's credit commitments as of December 31, 2023, were as follows:

(dollars in thousands)	December 31, 2023
Unfunded Commitments to Extend Credit	$ 3,433,061
Standby Letters of Credit	88,512
Commercial Letters of Credit	16,551
Total	$ 3,538,124

Unfunded Commitments to Extend Credit

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the terms or conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn, the total commitment amount does not necessarily represent future cash requirements.

Standby and Commercial Letters of Credit

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generally become payable upon the failure of the customer to perform according to the terms of the underlying contract with the third party, while commercial letters of credit are issued specifically to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and a third party. The contractual amount of these letters of credit represents the maximum potential future payments guaranteed by the Company. The Company has recourse against the customer for any amount it is required to pay to a third party under a standby letter of credit, and generally holds cash or deposits as collateral on those standby letters of credit for which collateral is deemed necessary. Assets valued at $63.7 million secured certain specifically identified standby letters of credit as of December 31, 2023. As of December 31, 2023, the standby and commercial letters of credit had remaining terms ranging from 1 to 13 months.

Contingencies

The Company is subject to various pending and threatened legal proceedings arising out of the normal course of business or operations. On at least a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the most recent information available. On a case-by-case basis, reserves are established for those legal claims for which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. Based on information currently available, management believes that the eventual outcome of these claims against the Company will not be materially in excess of such amounts reserved by the Company. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters may result in a loss that materially exceeds the reserves established by the Company.

Note 21. Fair Value of Assets and Liabilities

Fair Value Hierarchy

The following is a description of the valuation methodologies and key inputs used to measure assets and liabilities recorded at fair value on a recurring basis. See Note 1 to the Consolidated Financial Statements for more information on *fair value measurements*.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Investment Securities Available-for-Sale

Level 1 investment securities are comprised of debt securities issued by the U.S. Treasury, as quoted prices were available, unadjusted, for identical securities in active markets. Level 2 investment securities were primarily comprised of debt securities issued by the Small Business Administration, states and municipalities, corporations, as well as mortgage-backed securities issued by government agencies and government-sponsored enterprises. Fair values were estimated primarily by obtaining quoted prices for similar assets in active markets or through the use of pricing models. In cases where there may be limited or less transparent information provided by the Company's third party pricing service, fair value may be estimated by the use of secondary pricing services or through the use of non-binding third party broker quotes.

Loans Held for Sale

The fair value of the Company's residential mortgage loans held for sale was determined based on quoted prices for similar loans in active markets, and therefore, is classified as a Level 2 measurement.

Mortgage Servicing Rights

The Company estimates the fair value of mortgage servicing rights by using a discounted cash flow model to calculate the present value of estimated future net servicing income. The Company stratifies its mortgage servicing portfolio on the basis of loan type. The assumptions used in the discounted cash flow model are those that the Company believes market participants would use in estimating future net servicing income. Significant assumptions in the valuation of mortgage servicing rights include estimated loan repayment rates, the discount rate, servicing costs, and the timing of cash flows, among other factors. Mortgage servicing rights are classified as Level 3 measurements due to the use of significant unobservable inputs, as well as significant management judgment and estimation.

Other Assets

Other assets recorded at fair value on a recurring basis are primarily comprised of investments related to deferred compensation arrangements. Quoted prices for these investments, primarily in mutual funds, are available in active markets. Thus, the Company's investments related to deferred compensation arrangements are classified as Level 1 measurements in the fair value hierarchy.

Derivative Financial Instruments

Derivative financial instruments recorded at fair value on a recurring basis are comprised of IRLCs, forward commitments, interest rate swap agreements, foreign exchange contracts, and Visa Class B to Class A shares conversion rate swap agreements. The fair values of IRLCs are calculated based on the value of the underlying loan held for sale, which in turn is based on quoted prices for similar loans in the secondary market. However, this value is adjusted by a factor which considers the likelihood that the loan in a locked position will ultimately close. This factor, the closing ratio, is derived from the Bank's internal data and is adjusted using significant management judgment. As such, IRLCs are classified as Level 3 measurements. Forward commitments are classified as Level 2 measurements as they are primarily based on quoted prices from the secondary market based on the settlement date of the contracts, interpolated or extrapolated, if necessary, to estimate a fair value as of the end of the reporting period. The fair values of interest rate swap agreements are calculated using a discounted cash flow approach and utilize Level 2 observable inputs such as a market yield curve, effective date, maturity date, notional amount, and stated interest rate. The valuation methodology for interest rate swaps with financial institution counterparties (and the related customer interest rate swaps) is based on the Secured Overnight Financing Rate. Historically, these instruments were classified as a Level 3 measurement due to a credit factor adjustment that was utilized to estimate the fair value. However, the Company concluded that the impact of the credit factor adjustment, while still unobservable, is not significant to the fair value measurement of these instruments. As a result, the fair values of interest rate swaps are classified as a Level 2 measurement as of December 31, 2023. The fair values of foreign exchange contracts are calculated using the Bank's multi-currency accounting system which utilizes contract specific information such as currency, maturity date, contractual amount, and strike price, along with market data information such as the spot rates of specific currency and yield curves. Foreign exchange contracts are classified as Level 2 measurements because while they are valued using the Bank's multi-currency accounting system, significant management judgment or estimation is not required. The fair value of the Visa Class B restricted shares to Class A unrestricted common shares conversion rate swap agreements represent the amount owed by the Company to the buyer of the Visa Class B shares as a result of a reduction of the conversion ratio subsequent to the sales date. As of December 31, 2023, and December 31, 2022, the conversion rate swap agreements were valued at zero as reductions to the conversion ratio were neither probable nor reasonably estimable by management. See Note 17 *Derivative Financial Instruments* for more information.

The Company is exposed to credit risk if borrowers or counterparties fail to perform. The Company seeks to minimize credit risk through credit approvals, limits, monitoring procedures, and collateral requirements. The Company generally enters into transactions with borrowers of high credit quality and counterparties that carry high quality credit ratings. Credit risk associated with borrowers or counterparties as well as the Company's non-performance risk is factored into the determination of the fair value of derivative financial instruments.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2023, and December 31, 2022:

(dollars in thousands)	Quoted Prices In Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2023				
Assets:				
Investment Securities Available-for-Sale				
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 146,214	$ 66,359	$ —	$ 212,573
Debt Securities Issued by States and Political Subdivisions	—	63,806	—	63,806
Debt Securities Issued by U.S. Government-Sponsored Enterprises	—	1,476	—	1,476
Debt Securities Issued by Corporations	—	657,701	—	657,701
Mortgage-Backed Securities:				
Residential - Government Agencies	—	629,327	—	629,327
Residential - U.S. Government-Sponsored Enterprises	—	709,127	—	709,127
Commercial - Government Agencies or Sponsored Agencies	—	134,923	—	134,923
Total Mortgage-Backed Securities	—	1,473,377	—	1,473,377
Total Investment Securities Available-for-Sale	146,214	2,262,719	—	2,408,933
Loans Held for Sale	—	3,124	—	3,124
Mortgage Servicing Rights	—	—	678	678
Other Assets	13,448	—	—	13,448
Derivatives [1]	—	94,921	148	95,069
Total Assets Measured at Fair Value on a Recurring Basis as of December 31, 2023	$ 159,662	$ 2,360,764	$ 826	$ 2,521,252
Liabilities:				
Derivatives [1]	$ —	$ 143,857	$ —	$ 143,857
Total Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2023	$ —	$ 143,857	$ —	$ 143,857
December 31, 2022				
Assets:				
Investment Securities Available-for-Sale				
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 141,944	$ 91,962	$ —	$ 233,906
Debt Securities Issued by States and Political Subdivisions	—	95,265	—	95,265
Debt Securities Issued by U.S. Government-Sponsored Enterprises	—	48,628	—	48,628
Debt Securities Issued by Corporations	—	794,658	—	794,658
Mortgage-Backed Securities:				
Residential - Government Agencies	—	732,828	—	732,828
Residential - U.S. Government-Sponsored Enterprises	—	793,871	—	793,871
Commercial - Government Agencies or Sponsored Agencies	—	145,667	—	145,667
Total Mortgage-Backed Securities	—	1,672,366	—	1,672,366
Total Investment Securities Available-for-Sale	141,944	2,702,879	—	2,844,823
Loans Held for Sale	—	1,035	—	1,035
Mortgage Servicing Rights	—	—	717	717
Other Assets	47,755	—	—	47,755
Derivatives [1]	—	1,822	45,895	47,717
Total Assets Measured at Fair Value on a Recurring Basis as of December 31, 2022	$ 189,699	$ 2,705,736	$ 46,612	$ 2,942,047
Liabilities:				
Derivatives [1]	$ —	$ 70	$ 167,967	$ 168,037
Total Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2022	$ —	$ 70	$ 167,967	$ 168,037

[1] The fair value of each class of derivatives is shown in Note 17 *Derivative Financial Instruments*.

For the years ended December 31, 2023, and December 31, 2022, the changes in Level 3 assets and liabilities measured at fair value on a recurring basis were as follows:

(dollars in thousands)	Mortgage Servicing Rights [1]	Net Derivative Assets and Liabilities [2]
Year Ended December 31, 2023		
Balance as of January 1, 2023	$ 717	$ (122,072)
Transfer to Level 2 [3]	—	122,130
Realized and Unrealized Net Gains (Losses):		
Included in Net Income	(39)	828
Transfers to Loans Held for Sale	—	(738)
Balance as of December 31, 2023	$ 678	$ 148
Total Unrealized Net Gains (Losses) Included in Net Income		
Related to Assets Still Held as of December 31, 2023	$ —	$ 828
Year Ended December 31, 2022		
Balance as of January 1, 2022	$ 800	$ 23,904
Realized and Unrealized Net Gains (Losses):		
Included in Net Income	(83)	(871)
Transfers to Loans Held for Sale	—	(112)
Variation Margin Payments	—	(144,993)
Balance as of December 31, 2022	$ 717	$ (122,072)
Total Unrealized Net Gains (Losses) Included in Net Income		
Related to Assets Still Held as of December 31, 2022	$ —	$ (871)

[1.] Realized and unrealized gains and losses related to mortgage servicing rights are reported as a component of mortgage banking income in the Company's consolidated statements of income.

[2.] Realized and unrealized gains and losses related to interest rate lock commitments are reported as a component of mortgage banking income in the Company's consolidated statements of income. Realized and unrealized gains and losses related to interest rate swap agreements are reported as a component of other noninterest income in the Company's consolidated statements of income.

[3.] In 2023, the Company concluded that the impact of the credit factor adjustment, while still unobservable, is not significant to the fair value measurement of these instruments. As a result, the fair values of interest rate swaps are classified as a Level 2 measurement as of December 31, 2023.

For Level 3 assets and liabilities measured at fair value on a recurring or nonrecurring basis as of December 31, 2023, and December 31, 2022, the significant unobservable inputs used in the fair value measurements were as follows:

(dollars in thousands)	Valuation Technique	Description	December 31, 2023				December 31, 2022			
			Range		Weighted Average[1]	Fair Value	Range		Weighted Average[1]	Fair Value
Mortgage Servicing Rights	Discounted Cash Flow	Constant Prepayment Rate	2.98% -	21.18%	4.06%	$ 26,851	2.81% -	10.63%	4.02%	$ 28,040
		Discount Rate	7.65% -	10.79%	9.48%		8.70% -	10.40%	9.93%	
Net Derivative Assets and Liabilities:										
Interest Rate Lock Commitments	Pricing Model	Closing Ratio	83.50% -	99.00%	85.53%	$ 148	84.10% -	99.00%	92.86%	$ 58
Interest Rate Swap Agreements[2]	Discounted Cash Flow	Credit Factor	NA -	NA	NA	NA	0.00% -	0.49%	0.01%	$ (122,129)

[1.] Unobservable inputs for mortgage servicing rights and interest rate lock commitments were weighted by loan amount. Unobservable inputs for interest rate swap agreements were weighted by fair value.

[2.] In 2023, we concluded that the impact of the credit factor adjustment, while still unobservable, was not significant to the fair value measurement of these instruments as of December 31, 2023. As a result, the fair values of interest rate swaps were classified as a Level 2 measurement in 2023.

Significant increases (decreases) in any of these inputs in isolation could result in a significantly lower (higher) fair value measurement. Although the constant prepayment rate and the discount rate are not directly interrelated, they generally move in opposite directions of each other.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company may be required periodically to measure certain assets and liabilities at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of lower-of-cost-or-fair value accounting or impairment write-downs of individual assets. The following table represents the assets measured at fair value on a nonrecurring basis as of December 31, 2023.

(dollars in thousands)	Fair Value Hierarchy	Net Carrying Amount		Valuation Allowance	
December 31, 2023					
Mortgage Servicing Rights - amortization method	Level 3	$	20,201	$	—
December 31, 2022					
Mortgage Servicing Rights - amortization method	Level 3	$	21,902	$	—

As previously mentioned, all of the Company's mortgage servicing rights are classified as Level 3 measurements due to the use of significant unobservable inputs, as well as significant management judgment and estimation.

Fair Value Option

The following table reflects the difference between the aggregate fair value and the aggregate unpaid principal balance of the Company's residential mortgage loans held for sale as of December 31, 2023, and December 31, 2022.

(dollars in thousands)	Aggregate Fair Value		Aggregate Unpaid Principal		Aggregate Fair Value Less Aggregate Unpaid Principal	
December 31, 2023						
Loans Held for Sale	$	3,124	$	3,051	$	73
December 31, 2022						
Loans Held for Sale	$	1,035	$	1,016	$	19

Changes in the estimated fair value of residential mortgage loans held for sale are reported as a component of mortgage banking income in the Company's consolidated statements of income. For the years ended December 31, 2023, and December 31, 2022, the net gains or losses from the change in fair value of the Company's residential mortgage loans held for sale were not material.

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

The following presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company's financial instruments not recorded at fair value on a recurring basis as of December 31, 2023, and December 31, 2022. This table excludes financial instruments for which the carrying amount approximates fair value. For short-term financial assets such as cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the relatively short time between the origination of the instrument and its expected realization. For non-marketable equity securities such as Federal Home Loan Bank of Des Moines and Federal Reserve Bank stock, the carrying amount is a reasonable estimate of fair value as these securities can only be redeemed or sold at their par value and only to the respective issuing government-supported institution or to another member institution. For financial liabilities such as noninterest-bearing demand, interest-bearing demand, and savings deposits, the carrying amount is a reasonable estimate of fair value due to these products having no stated maturity.

| | | | Fair Value Measurements | | |
| | | | Quoted Prices in Active Markets for Identical Assets or Liabilities | Significant Other Observable Inputs | Significant Unobservable Inputs |
(dollars in thousands)	Carrying Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2023					
Financial Instruments – Assets					
Investment Securities Held-to-Maturity	$ 4,997,335	$ 4,253,637	$ 116,531	$ 4,137,106	$ —
Loans	13,698,701	12,872,260	—	—	12,872,260
Financial Instruments – Liabilities					
Time Deposits	3,057,302	3,043,258	—	3,043,258	—
Securities Sold Under Agreements to Repurchase	150,490	155,461	—	155,461	—
Other Debt [1]	550,000	541,466	—	541,466	—
December 31, 2022					
Financial Instruments – Assets					
Investment Securities Held-to-Maturity	$ 5,414,139	$ 4,615,393	$ 113,417	$ 4,501,976	$ —
Loans	13,371,226	12,386,615	—	—	12,386,615
Financial Instruments – Liabilities					
Time Deposits	1,705,737	1,679,777	—	1,679,777	—
Securities Sold Under Agreements to Repurchase	725,490	718,614	—	718,614	—
Other Debt [1]	400,000	402,877	—	402,877	—

[1.] Excludes finance lease obligations.

Note 22. Revenue from Contracts with Customers

The following presents noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the years ended December 31, 2023, December 31, 2022, and December 31, 2021.

| | Year Ended December 31, | | |
(dollars in thousands)	2023	2022	2021
Noninterest Income			
In-scope of Topic 606:			
Trust and Asset Management	$ 43,597	$ 43,803	$ 46,068
Service Charges on Deposit Accounts	13,244	12,975	12,181
Fees, Exchange, and Other Service Charges	44,887	43,139	41,962
Annuity and Insurance	4,672	3,710	3,130
Other	9,619	9,034	8,684
Noninterest Income (in-scope of Topic 606)	116,019	112,661	112,025
Noninterest Income (out-of-scope of Topic 606)	60,590	44,880	59,328
Total Noninterest Income	$ 176,609	$ 157,541	$ 171,353

Note 23. Leases

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. On January 1, 2019, the Company adopted ASU No. 2016-02 *"Leases" (Topic 842)* and all subsequent ASUs that modified Topic 842. For the Company, Topic 842 primarily affected the accounting treatment for operating lease agreements in which the Company is the lessee.

Substantially all of the leases in which the Company is the lessee are comprised of real estate property for branches, ATM locations, and office space with terms extending through 2052. Substantially all of the Company's leases are classified as operating leases, and therefore, were previously not recognized on the Company's consolidated statements of condition. With the adoption of Topic 842, operating lease agreements are required to be recognized on the consolidated statements of condition as right-of-use ("ROU") assets and corresponding lease liabilities. The Company has one existing finance lease (previously referred to as a capital lease) for a portion of the Company's principal offices with a lease term through 2052. As this lease was previously required to be recorded on the Company's consolidated statements of condition, Topic 842 did not materially impact the accounting for this lease.

The following table represents the consolidated statements of condition classification of the Company's ROU assets and lease liabilities. The Company elected not to include short-term leases (i.e., leases with initial terms of twelve months or less), or equipment leases (deemed immaterial) on the consolidated statements of condition.

(dollars in thousands)		December 31, 2023	December 31, 2022
Lease Right-of-Use Assets	**Classification**		
Operating lease right-of-use assets	Operating Lease Right-of-Use Assets	$ 86,110	$ 92,307
Finance lease right-of-use assets	Premises and Equipment, Net	2,088	2,160
Total Lease Right-of-Use Assets		$ 88,198	$ 94,467
Lease Liabilities			
Operating lease liabilities	Operating Lease Liabilities	$ 94,693	$ 100,526
Finance lease liabilities	Other Debt	10,190	10,294
Total Lease Liabilities		$ 104,883	$ 110,820

The calculated amount of the ROU assets and lease liabilities in the table above are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Company's lease agreements often include one or more options to renew at the Company's discretion. If at lease inception, the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of the ROU asset and lease liability. Regarding the discount rate, Topic 842 requires the use of the rate implicit in the lease whenever this rate is readily determinable. As this rate is rarely determinable, the Company utilizes its incremental borrowing rate at lease inception, on a collateralized basis, over a similar term. For operating leases existing prior to January 1, 2019, the rate for the remaining lease term as of January 1, 2019, was used. For the Company's only finance lease, the Company utilized its incremental borrowing rate at lease inception.

	December 31, 2023	December 31, 2022
Weighted-Average Remaining Lease Term		
Operating leases	14.7 years	15.4 years
Finance leases	29.0 years	30.0 years
Weighted-Average Discount Rate		
Operating leases	3.59%	3.56%
Finance leases	7.04%	7.04%

The following table represents lease costs and other lease information. As the Company elected, for all classes of underlying assets, not to separate lease and non-lease components and instead to account for them as a single lease component, the variable lease cost primarily represents variable payments such as common area maintenance and utilities. Variable lease cost also includes payments for ATM location leases in which payments are based on a percentage of ATM transactions (i.e., ATM surcharge fees), rather than a fixed amount.

(dollars in thousands)		2023		2022
Lease Costs				
Operating lease cost	$	11,667	$	11,843
Variable lease cost		3,497		3,305
Short-term lease cost		226		328
Interest on lease liabilities [1]		721		728
Amortization of right-of-use assets		72		72
Sublease income		(7,201)		(7,147)
Net Lease Costs	$	8,982	$	9,129
Other Information				
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	11,561	$	11,502
Operating cash flows from finance leases		721		728
Financing cash flows from finance leases		104		97
Right-of-use assets obtained in exchange for new operating lease liabilities		2,477		10,804

[1] Included in other debt interest expense in the Company's consolidated statements of income. All other lease costs in this table are included in net occupancy expense.

Future minimum payments for finance leases and operating leases with initial or remaining terms of one year or more as of December 31, 2023, were as follows:

(dollars in thousands)		Finance Leases		Operating Leases
2024	$	825	$	11,496
2025		825		10,855
2026		825		9,634
2027		825		8,817
2028		825		8,313
Thereafter		19,804		78,996
Total Future Minimum Lease Payments		23,929		128,111
Amounts Representing Interest		(13,739)		(33,418)
Present Value of Net Future Minimum Lease Payments	$	10,190	$	94,693

The Company, as lessor, leases and subleases certain properties to third party lessees. Rental income for these operating leases were $10.1 million, $9.5 million, and $9.8 million for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, respectively.

Future minimum rental income under operating leases, including subleases, as of December 31, 2023, were as follows:

(dollars in thousands)		Minimum Rental Income
2024	$	4,828
2025		3,815
2026		3,118
2027		2,226
2028		1,886
Thereafter		2,534
Total	$	18,407

Note 24. Bank of Hawai‘i Corporation Financial Statements

Condensed financial statements of the Parent were as follows:

Condensed Statements of Comprehensive Income (Loss)

		Year Ended December 31,		
(dollars in thousands)		2023	2022	2021
Income				
Dividends from Bank of Hawai‘i	$	137,000	$ 182,000	$ 62,000
Investment Securities Losses, Net		(1,394)	(1,195)	(948)
Other Income and Interest on Investment		6	6	6
Total Income		135,612	180,811	61,058
Noninterest Expense				
Intercompany Salaries and Services		1,140	1,121	764
Other Expenses		2,409	2,240	1,787
Total Noninterest Expense		3,549	3,361	2,551
Income Before Income Tax Benefit and Equity in Undistributed Income of Subsidiaries		132,063	177,450	58,507
Income Tax Benefit		1,882	2,036	2,131
Equity in Undistributed Income of Subsidiaries		37,257	46,318	192,734
Net Income	$	171,202	$ 225,804	$ 253,372
Comprehensive Income (Loss)	$	209,172	$ (142,472)	$ 179,168

Condensed Statements of Condition

		December 31, 2023	December 31, 2022
(dollars in thousands)			
Assets			
Cash with Bank of Hawai‘i	$	25,310	$ 19,147
Investment Securities Held-to-Maturity		2,500	2,500
Goodwill		14,129	14,129
Other Assets		14,619	11,596
Equity in Net Assets of Subsidiaries		1,369,732	1,279,736
Total Assets	$	1,426,290	$ 1,327,108
Liabilities			
Income Taxes Payable	$	—	$ 349
Other Liabilities		12,048	9,764
Total Liabilities		12,048	10,113
Shareholders' Equity		1,414,242	1,316,995
Total Liabilities and Shareholders' Equity	$	1,426,290	$ 1,327,108

Condensed Statements of Cash Flows

(dollars in thousands)		Year Ended December 31,					
		2023		**2022**		**2021**	
Operating Activities							
Net Income	$	171,202	$	225,804	$	253,372	
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:							
Share-Based Compensation		887		847		779	
Net Losses on Sales of Investment Securities		1,394		1,195		948	
Equity in Undistributed Income of Subsidiaries		(37,257)		(46,318)		(192,734)	
Net Change in Other Assets and Other Liabilities		(585)		1,138		(977)	
Net Cash Provided by Operating Activities		135,641		182,666		61,388	
Investing Activities							
Capital Contributions to the Bank of Hawai'i		—		—		(165,000)	
Expenses related to Sales of Investment Securities		(1,394)		(1,195)		(948)	
Net Cash Used in Investing Activities		(1,394)		(1,195)		(165,948)	
Financing Activities							
Proceeds from Issuance of Common Stock		5,878		6,797		13,611	
Proceeds from Issuance of Preferred Stock		—		—		175,487	
Repurchase of Common Stock		(14,290)		(55,063)		(31,258)	
Cash Dividends Paid Common Stock		(111,795)		(112,557)		(110,633)	
Cash Dividends Paid Preferred Stock		(7,877)		(7,877)		(2,975)	
Net Cash (Used in) Provided by Financing Activities		(128,084)		(168,700)		44,232	
Net Change in Cash and Cash Equivalents		6,163		12,771		(60,328)	
Cash and Cash Equivalents at Beginning of Period		19,147		6,376		66,704	
Cash and Cash Equivalents at End of Period	$	25,310	$	19,147	$	6,376	

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2023. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2023.

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. Internal control is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation of reliable published financial statements. Internal control over financial reporting includes self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Because of inherent limitations in any system of internal control, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the Company's internal control over financial reporting as of December 31, 2023. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company maintained effective internal control over financial reporting as of December 31, 2023.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023, has been audited by Ernst & Young LLP , located in Honolulu, Hawaii, United States, the independent registered public accounting firm who also has audited the Company's consolidated financial statements included in this Annual Report on Form 10-K. Ernst & Young LLP's attestation report on the Company's internal control over financial reporting appears on the following page and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2023, that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bank of Hawaii Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Bank of Hawaii Corporation and subsidiaries' internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Bank of Hawaii Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of condition of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 29, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Honolulu, Hawaii
February 29, 2024

Item 9B. Other Information

During the fiscal quarter ended December 31, 2023, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) and/or any non-Rule 10b5-1 trading arrangement.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Certain information regarding the executive officers of the Parent is included under the caption "Information about our Executive Officers" in Part I, Item 1 of this report. Other information required by this Item is incorporated herein by reference to the Bank of Hawai'i Corporation Proxy Statement for the 2024 annual meeting of shareholders to be filed with the SEC within 120 days after the end of the Company's fiscal year to which this report relates.

The Parent's Board of Directors has determined that Mark A. Burak, John C. Erickson, Alicia E. Moy, Victor K. Nichols, and Raymond P. Vara, Jr., members of the Parent's Audit and Risk Committee, are audit committee financial experts within the meaning of Item 407(d)(5) of Regulation S-K. All members on the Audit and Risk Committee are independent and are financially literate within the meaning of Section 10A(m)(3) of the Exchange Act and the rules of the New York Stock Exchange, as applicable.

The Parent has adopted a written code of ethics within the meaning of Item 406 of Regulation S-K that applies to the Parent's Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer. A copy of the Code of Ethics for Senior Financial Officers is available on the Company's website, www.boh.com. The Parent intends to provide disclosure of any change to, or waiver from, the Parent's Code of Ethics for Senior Financial Officers via its website.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to the Bank of Hawai'i Corporation Proxy Statement for the 2024 annual meeting of shareholders to be filed with the SEC within 120 days after the end of the Company's fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to the Bank of Hawai'i Corporation Proxy Statement for the 2024 annual meeting of shareholders to be filed with the SEC within 120 days after the end of the Company's fiscal year.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the Bank of Hawai'i Corporation Proxy Statement for the 2024 annual meeting of shareholders to be filed with the SEC within 120 days after the end of the Company's fiscal year.

Item 14. Principal Accounting Fees and Services

The information required by this Item is incorporated herein by reference to the Bank of Hawai'i Corporation Proxy Statement for the 2024 annual meeting of shareholders to be filed with the SEC within 120 days after the end of the Company's fiscal year.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) Financial Statements and Schedules

The following Consolidated Financial Statements of Bank of Hawaiʻi Corporation and Subsidiaries are included in Item 8 of this report:

Consolidated Statements of Income – Years ended December 31, 2023, December 31, 2022, and December 31, 2021

Consolidated Statements of Comprehensive Income (Loss) – Years ended December 31, 2023, December 31, 2022, and December 31, 2021

Consolidated Statements of Condition – December 31, 2023, and December 31, 2022

Consolidated Statements of Shareholders' Equity – Years ended December 31, 2023, December 31, 2022, and December 31, 2021

Consolidated Statements of Cash Flows – Years ended December 31, 2023, December 31, 2022, and December 31, 2021

Notes to Consolidated Financial Statements

All other schedules to the Consolidated Financial Statements stipulated by Article 9 of Regulation S-X and all other schedules to the financial statements of the registrant required by Article 5 of Regulation S-X are not required under the related instructions or are inapplicable and, therefore, have been omitted.

Exhibit Table

Exhibit Number	
3.1	Certificate of Incorporation of Bank of Hawaii Corporation (f/k/a Pacific Century Financial Corporation and Bancorp Hawaii, Inc.), as amended (incorporated by reference from Exhibit 3.1 to Bank of Hawaii Corporation's Annual Report on Form 10-K for its fiscal year ended December 31, 2005, as filed on February 28, 2006 (the "2005 10-K")).
3.2	Certificate of Amendment of Certificate of Incorporation of Bank of Hawaii Corporation (incorporated by reference from Exhibit 3.1 to Bank of Hawaii Corporation's Current Report on Form 8-K filed on April 30, 2008 (the "April 30, 2008 8-K")).
3.5	Amended and Restated By-Laws of Bank of Hawaii Corporation (incorporated by reference from Exhibit 3.2 to Bank of Hawaii Corporation's Current Report on Form 8-K filed on October 24, 2018).
3.6	Certificate of Designations of 4.375% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 3.1 to Bank of Hawaii Corporation's Current Report on Form 8-K filed on June 15, 2021).
4.1	Instruments defining the rights of holders of long-term debt of Bank of Hawaii Corporation and its consolidated subsidiaries are not filed as exhibits because the amount of debt authorized under any such instruments does not exceed 10% of the total assets of Bank of Hawaii Corporation and its consolidated subsidiaries. Bank of Hawaii Corporation agrees to furnish a copy of any such instrument to the Commission upon request.
4.2	Description of the Registrant's Securities
4.3	Deposit Agreement, dated June 15, 2021, by and among Bank of Hawaii Corporation, Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on June 15, 2021)
4.4	Form Depository Receipt (included in Exhibit 4.3)
10.1	Bank of Hawaii Corporation's Executive Incentive Plan, as amended (incorporated by reference from Exhibit 10.2 to the 2005 10-K).*
10.2	Bank of Hawaii Corporation's Executive Base Salary Deferral Plan (incorporated by reference from Exhibit 10.1 to the Bank of Hawaii Corporation's Current Report on Form 8-K filed on December 22, 2005).*
10.3	Bank of Hawaii Corporation's Directors' Deferred Compensation Plan, as amended (incorporated by reference from Exhibit 10.7 to the 2005 10-K).*
10.4	Bank of Hawaii Corporation's Director Stock Compensation Program, as amended (incorporated by reference from Exhibit 10.8 to the 2005 10-K).*
10.5	Bank of Hawaii Corporation's Amended and Restated Director Stock Compensation Plan (incorporated by reference from Appendix B to Bank of Hawaii Corporation's Definitive Proxy Statement on Schedule 14A for the 2005 Annual Meeting of Shareholders filed on March 17, 2005).*
10.7	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan (incorporated by reference from Appendix C to Bank of Hawaii Corporation's Definitive Proxy Statement on Schedule 14A for the 2004 Annual Meeting of Shareholders, as filed on March 18, 2004).*
10.8	Amendment 2007-1 to the Bank of Hawaii Corporation 2004 Stock and Incentive Compensation Plan (incorporated by reference from Exhibit 10.13 to the Bank of Hawaii Corporation's Annual Report on Form 10-K, as filed on February 25, 2008 (the "2007 10-K")).*
10.9	Amendment 2007-1 to the Bank of Hawaii Corporation Executive Incentive Plan (incorporated by reference from Exhibit 10.16 to the 2007 10-K).*
10.10	Board Resolution for Amendment to the Restricted Stock and Option Awards under the Bank of Hawaii Corporation's Amended and Restated Director Stock Compensation Plan (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on July 28, 2008).*

10.11	Bank of Hawaii Corporation's Amended and Restated Change-In-Control Retention Plan, (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on December 18, 2009).*
10.12	Amendment 2010-1 to the Bank of Hawaii Corporation Executive Incentive Plan (incorporated by reference from Exhibit 10.1 to the Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on July 26, 2010).*
10.13	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan –Share Appreciation Replacement Program - 2011 Nonqualified Stock Option Agreement (incorporated by reference from Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on November 22, 2011).*
10.14	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan - Form of 2012 Restricted Stock In Lieu Of Base Salary Grant Agreement (incorporated by reference from Exhibit 10.3 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 23, 2012).*
10.15	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan – Form of 2012 Nonqualified Stock Option Grant Agreement (incorporated by reference from Exhibit 10.4 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 23, 2012).*
10.16	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan - Form of 2014 Restricted Stock Grant Agreement - Ho, Biggs & Sellers (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 29, 2014).*
10.17	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan - Form of 2014 Restricted Stock Grant Agreement - Lucien & Rossi (incorporated by reference from Exhibit 10.2 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 29, 2014).*
10.18	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan - Form of 2014 Restricted Stock Unit Grant Agreement - Ho, Biggs & Sellers (incorporated by reference from Exhibit 10.3 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 29, 2014).*
10.19	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan - Form of 2014 Restricted Stock Unit Grant Agreement - Lucien & Rossi (incorporated by reference from Exhibit 10.4 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 29, 2014).*
10.20	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan - Form of Special Incentive Agreement - Rossi & Sellers (incorporated by reference from Exhibit 10.5 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 29, 2014).*
10.21	Bank of Hawaii Corporation's 2014 Stock and Incentive Plan (incorporated by reference from Appendix A to Bank of Hawaii Corporation's Definitive Proxy Statement on Schedule 14A for the 2014 Annual Meeting of Shareholders, as filed on March 14, 2014).*
10.22	Bank of Hawaii Corporation's 2014 Stock and Incentive Plan - Form of 2015 Restricted Stock Grant Agreement - (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 28, 2015).*
10.23	Bank of Hawaii Corporation's 2014 Stock and Incentive Plan - Form of 2015 Restricted Stock Unit Grant Agreement - (incorporated by reference from Exhibit 10.2 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 28, 2015).*
10.24	Bank of Hawaii Corporation's 2015 Director Stock Compensation Plan (incorporated by reference from Appendix A to Bank of Hawaii Corporation's Definitive Proxy Statement on Schedule 14A for the 2015 Annual Meeting of Shareholders filed on March 13, 2015).*
10.25	Bank of Hawaii Corporation's 2014 Stock and Incentive Plan - Form of 2016 Restricted Stock Grant Agreement (incorporated by reference from Exhibit 10.30 to the Bank of Hawaii Corporation's Annual Report on Form 10-K, as filed on February 29, 2016).*
10.26	Bank of Hawaii Corporation's 2014 Stock and Incentive Plan - Form of 2016 Restricted Stock Unit Grant Agreement (incorporated by reference from Exhibit 10.31 to the Bank of Hawaii Corporation's Annual Report on Form 10-K, as filed on February 29, 2016).*
10.27	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan - Amendment of 2011 Nonqualified Stock Option Agreement (incorporated by reference from Exhibit 10.1 to the Bank of Hawaii Corporation's Quarterly Report on Form 10-Q, as filed on July 25, 2016).*

10.28	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan - Amendment of 2012 Nonqualified Stock Option Agreement (incorporated by reference from Exhibit 10.2 to the Bank of Hawaii Corporation's Quarterly Report on Form 10-Q, as filed on July 25, 2016).*
10.29	Bank of Hawaii Corporation's 2014 Stock and Incentive Plan - Form of 2017 Restricted Stock Grant Agreement (incorporated by reference from Exhibit 10.1 to the Bank of Hawaii corporation's Current Report on Form 8-K, as filed on February 27, 2017)*
10.30	Amendment to Bank of Hawaii Corporation's 2014 Stock and Incentive Plan (incorporated by reference from Appendix A to Bank of Hawaii Corporation's Definitive Proxy Statement on Schedule 14A for the 2017 Annual Meeting of Shareholders, as filed on March 17, 2017).*
10.31	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2018 Restricted Stock Grant Agreement (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on February 26, 2018).*
10.32	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2019 Restricted Stock Grant Agreement (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on February 25, 2019).*
10.33	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2020 Restricted Stock Grant Agreement (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on February 24, 2020).*
10.34	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2020 Restricted Stock Grant Agreement (Service-Based)(incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on February 22, 2021).*
10.35	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2020 Restricted Stock Grant Agreement (Performance Based) (incorporated by reference from Exhibit 10.2 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on February 22, 2021).*
10.36	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2021 Special Retention Incentive Plan Restricted Stock Grant Agreement (Performance Based) (incorporated by reference from Exhibit 10.2 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on March 26, 2021).*
10.37	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2021 Supplemental Restricted Stock Grant Program Restricted Stock Grant Agreement (Performance Based) (incorporated by reference from Exhibit 10.3 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on March 26, 2021).*
10.38	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2022 Restricted Stock Grant Agreement (Performance Based) (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 21, 2022).*
10.39	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2022 Restricted Stock Grant Agreement (Performance Based) (Select Executive Retention Program) (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on February 18, 2022).*
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification on Chief Executive Officer Pursuant to Rule 13a-14(a) Under the Securities Exchange Act of 1934.
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) Under the Securities Exchange Act of 1934.
32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Executive Compensation Clawback Policy
101.INS	InLine XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

Not Applicable.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2024   Bank of Hawaii Corporation

                                  By: /s/ Peter S. Ho
                                       Peter S. Ho
                                       Chairman of the Board,
                                       Chief Executive Officer, and
                                       President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 29, 2024 by the following persons on behalf of the registrant and in the capacities indicated.

/s/ Peter S. Ho	/s/ S. Haunani Apoliona
Peter S. Ho	S. Haunani Apoliona, Director
Chairman of the Board, Chief Executive Officer, and President	
(Principal Executive Officer)	
/s/ Mark A. Burak	/s/ John C. Erickson
Mark A. Burak, Director	John C. Erickson, Director
/s/ Joshua D. Feldman	/s/ Michelle E. Hulst
Joshua D. Feldman, Director	Michelle E. Hulst, Director
/s/ Kent T. Lucien	/s/ Elliot K. Mills
Kent T. Lucien, Director	Elliot K. Mills, Director
/s/ Alicia E. Moy	/s/ Victor K. Nichols
Alicia E. Moy, Director	Victor K. Nichols, Director
/s/ Barbara J. Tanabe	/s/ Dana M. Tokioka
Barbara J. Tanabe, Director	Dana M. Tokioka, Director
/s/ Raymond P. Vara, Jr.	/s/ Suzanne P. Vares-Lum
Raymond P. Vara, Jr., Director	Suzanne P. Vares-Lum, Director
/s/ Robert W. Wo	/s/ Dean Y. Shigemura
Robert W. Wo, Director	Dean Y. Shigemura, Chief Financial Officer
	(Principal Financial Officer)
/s/ Jeanne M. Dressel	
Jeanne M. Dressel, Controller, Principal Accounting Officer	